Exhibit 99.1

                    , 2022

Dear GE Shareholders:

In November 2021, we announced our plans to transform GE by forming three independent, investment-grade industry leaders with sustainability at their core. We will spin off GE HealthCare first in early 2023; combine our renewable energy, power, and digital businesses into one business, GE Vernova, to be launched as an independent, publicly traded company in early 2024; and thereby focus on aviation as GE Aerospace. This is a defining moment for GE, one that will best position each of our businesses to realize their full potential, deliver long-term growth, and create value for all our stakeholders.

As standalone companies, GE HealthCare, GE Vernova, and GE Aerospace will benefit from greater focus and accountability to serve their customers; stronger team alignment with missions that attract and motivate dedicated employees, management teams, boards of directors, and investor bases; and enhanced capital allocation and strategic flexibility to pursue growth opportunities in their industries. All three companies will have well-capitalized balance sheets and investment-grade ratings that provide a foundation for targeted investments in growth and innovation.

The distribution to GE shareholders of shares of common stock of GE HealthCare is expected to be one of two distributions to effectuate this separation plan. The Spin-Off will provide current GE shareholders with ownership interests in, first, GE and GE HealthCare, and later, GE Vernova and GE Aerospace upon consummation of the second spin-off transaction.

GE HealthCare is an outstanding business—an established leader in large, growing markets with a global franchise enabling precision health. The team has a strong track record of innovation and accelerating growth across its businesses, having cultivated decades of innovative pipeline investment. The power behind GE HealthCare isn’t just its cutting-edge technology, but also its purpose-driven, action-oriented culture. Embedded with a lean mindset, the team at GE HealthCare is committed to driving transformation, growth, and continuous improvement. As a standalone business, GE HealthCare will be well positioned to deliver even more innovative and efficient solutions for customers while helping to improve outcomes for clinicians and patients. We will have a more dynamic operating model rooted in long-term sustainable growth.

Upon the Spin-Off of GE HealthCare, GE will have strong franchises with leading positions in large and growing sectors across energy and aerospace. These franchises will continue to advance the global energy transition and shape the future of flight while delivering profitable growth over time. The team remains committed to running our businesses better for the long term by focusing on safety, quality, delivery, and cost – in that order. By continuing to use lean principles both on and off the manufacturing floor and by shifting resources and decision-making closer to our customers, we are confident we will deliver results for stockholders with sustainable financial performance and a solid balance sheet.

The GE HealthCare distribution will be in the form of a pro rata distribution to GE shareholders of at least 80.1% of the outstanding shares of GE HealthCare. GE will retain up to 19.9% of the shares of GE HealthCare common stock for a period of time. The distribution is intended to be tax-free to GE shareholders for U.S. federal

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income tax purposes. Shareholder approval is not required, and you do not need to take any action to receive shares of GE HealthCare to which you are entitled as a GE shareholder. You do not need to pay any consideration or surrender or exchange your shares of GE common stock to participate in the Spin-Off.

I encourage you to read the attached Information Statement carefully, which is being provided to all holders of GE shares as of the record date for the distribution of shares of GE HealthCare common stock. The Information Statement describes the separation in detail and contains important business and financial information about GE HealthCare.

This will be a pivotal time for GE HealthCare, its patients, customers, employees, and stockholders, one with unique and compelling growth opportunities. We look forward to creating an independent GE HealthCare that will take forward its mission in a more focused and empowered way to improve lives in moments that matter. We thank you for your investment in GE.

Sincerely,

H. Lawrence Culp, Jr.

Chairman and CEO, GE

Chairman, GE HealthCare

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                    , 2022

Dear Future GE HealthCare Stockholders:

We look forward to welcoming you as a stockholder of GE HealthCare when we become a newly independent, publicly traded company following the completion of our planned Spin-Off from GE. We are proud of our heritage of innovation as part of GE, and as we look to this next chapter in our evolution, we intend to accelerate our growth.

We are well-positioned with leading franchises at the center of many care pathways, including cardiology, oncology, and neurology. Through our comprehensive portfolio of solutions across imaging, ultrasound, patient monitoring, and pharmaceutical diagnostics solutions, complemented by our broad service capabilities and digital solutions, we deliver precision health – highly personalized care with clinical insights driven by integrated data and devices across the patient journey. These products and services are critical to driving more efficient and effective solutions for healthcare providers, while also helping to improve outcomes for patients.

Powerful, secular global growth drivers – an aging population, the prevalence of chronic disease, rising middle classes around the world – are shaping the industry and increasing the demand for improved patient care. Advancements in medical technology are also enabling dramatic changes in personalized care, transforming how physicians can engage with and treat patients through diagnostic, therapeutic, and monitoring technology. All of this is also being driven by digitization.

As a trusted partner to our customers, we are meeting a growing demand for medical technology solutions that can be deployed in the hospital and at alternative sites of care, such as outpatient facilities, ambulatory surgical centers, physician’s offices, and professional care in the home, serving an estimated $84 billion global market.

Against this backdrop, GE HealthCare is well-positioned to grow more rapidly, building on our track record of industry-defining innovation, with a portfolio that provides a diverse set of solutions across the care continuum. GE HealthCare serves more than 1 billion patients a year, facilitating more than 2 billion procedures. Our installed base includes over 4 million pieces of equipment in our Imaging, Ultrasound, Patient Care Solutions, and Pharmaceutical Diagnostics segments, served by a global sales force of over 10,000 employees and 8,500 field service engineers.

We see significant opportunities for GE HealthCare as a stand-alone company as we execute against three strategic pillars:

•

Driving industry-leading precision innovation to deliver better outcomes for patients and customers, with significant opportunities driven by digitizing healthcare; connecting care across diagnostics, therapy, and monitoring; and serving across care pathways and sites of care.

•

Accelerating growth through product leadership and commercial execution. Amid strong global and end-market dynamics. GE HealthCare intends to invest in innovation, pursue a disciplined capital allocation strategy, and enhance our commercial execution to drive sustainable growth.

•

Optimizing our operating model through a simplified, more decentralized structure—including tailoring our business model as a standalone leader in healthcare, leveraging lean principles, and continuing to foster our purpose-driven, action-oriented culture.

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With our rich history of innovation, strong fundamentals, and a talented team, we have an unparalleled opportunity to make a greater impact on patients, customers, partners, and our people, driving forward our mission to improve lives in moments that matter. Our global teams are excited to embrace a culture of empowerment and accountability as we take this next step in GE HealthCare’s transformation. We embrace an optimistic vision of the future with more humanity and warmth in the healthcare experience.

We plan to list on The Nasdaq Stock Market LLC under the ticker symbol “GEHC.” I encourage you to learn more about GE HealthCare by reading the detail in the attached Information Statement.

Our team looks forward to earning your trust as we continue to shape the dynamic future of healthcare.

Sincerely,

Peter J. Arduini

President and Chief Executive Officer, GE HealthCare

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Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion—Dated December 2, 2022

INFORMATION STATEMENT

GE Healthcare Holding LLC

Common Stock

(par value $0.01 per share)

We are sending you this Information Statement in connection with the spin-off (“Spin-Off”) by General Electric Company (“GE”) of its wholly-owned subsidiary, GE Healthcare Holding LLC (“GE HealthCare,” the “Company,” “we,” “us,” or “our”), which holds GE’s healthcare business. GE Healthcare Holding LLC will convert into a corporation and will be renamed GE HealthCare Technologies Inc. prior to the completion of the Spin-Off.

To effect the Spin-Off, GE will distribute at least 80.1% of our common stock on a pro rata basis to the holders of GE common stock (the “GE stockholders”). Holders of GE preferred stock will not be entitled by virtue of their preferred stock to receive shares of our common stock in the Spin-Off.

We expect that the distribution of our common stock will be tax-free to holders of GE common stock for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares. Immediately after the Spin-Off becomes effective, GE will own up to 19.9% of the outstanding shares of our common stock. Prior to completing the Spin-Off, GE may adjust the percentage of our common stock to be distributed to GE stockholders and retained by GE in response to market and other factors, and we will amend this Information Statement to reflect any such adjustment.

If you are a record holder of GE common stock as of the close of business on December 16, 2022, which is the record date for the Spin-Off, you will be entitled to receive one share of our common stock for every three shares of GE common stock that you hold on that date. GE will distribute its shares of our common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of our common stock.

The Spin-Off will be effective as of 5:00 p.m., New York City time, on January 3, 2023. Immediately after the Spin-Off becomes effective, we will be an independent, publicly traded company.

GE’s stockholders are not required to vote on or take any other action to approve the Spin-Off. We are not asking you for a proxy, and request that you do not send us a proxy. GE stockholders will not be required to pay any consideration for the shares of our common stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of GE common stock or take any other action in connection with the Spin-Off.

No trading market for our common stock currently exists. We expect, however, that a limited trading market for our common stock, commonly known as a “when-issued” trading market, will develop as early as one trading day prior to the record date for the Spin-Off, and we expect “regular-way” trading of our common stock will begin on the first trading day after the distribution date. We have applied to list our common stock on The Nasdaq Stock Market LLC under the ticker symbol “GEHC.”

GE has also announced that it plans to combine its renewable energy, power, and digital businesses into one business, GE Vernova, and to spin-off GE Vernova in early 2024. This Information Statement only relates to the Spin-Off of GE HealthCare and does not apply to the expected spin-off of GE Vernova. This second spin-off transaction is separate from, and not conditioned on, the Spin-Off of GE HealthCare. At the appropriate time, GE intends to distribute to its stockholders a separate information statement for this second spin-off.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 20 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2022.

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TRADEMARKS AND COPYRIGHTS

“GE HealthCare” and the GE Monogram Logo are trademarks of the General Electric Company. Logos, trademarks, service marks, trade names, and copyrights referred to in this Information Statement belong to us or are licensed for our use. Solely for convenience, we refer to our intellectual property assets in this Information Statement without the ™, ®, and © symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets. Other logos, trademarks, service marks, trade names, and copyrights referred to in this Information Statement are the property of their respective owners. In particular, Edison is a trademark licensed to us from the Charles Edison Fund.

INDUSTRY, RANKING, AND MARKET DATA

This Information Statement contains various historical and projected information concerning our industry, the markets in which we participate, and our positions in these markets. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources, our own internal data, and market research that our management team commissions for our own evaluations and planning, including from Signify Research. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.

NON-GAAP FINANCIAL DATA

All financial information presented in this Information Statement is derived from the combined financial statements of the Company included elsewhere in this Information Statement. All financial information presented in this Information Statement has been prepared in U.S. Dollars in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), except for the presentation of the following non-GAAP financial measures: Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, and Free cash flow.

We present Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, and Free cash flow in this Information Statement because we believe such measures provide investors with additional information to measure our performance. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, and their limitations.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to U.S. GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with U.S. GAAP financial measures, to assist in the evaluation of operating performance.

For more information on the use of Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, and Free cash flow and reconciliations to their nearest U.S. GAAP financial measures, see “Information Statement Summary—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this Information Statement to:

(i)

the “Company,” “GE HealthCare,” “we,” “us,” and “our” refer to GE Healthcare Holding LLC (a newly formed holding company) and its direct and indirect subsidiaries after giving effect to the Spin-Off. GE HealthCare will convert into a corporation and will be renamed GE HealthCare Technologies Inc. prior to the completion of the Spin-Off;

(ii)	the “Board” or “our Board” refers to the board of directors of the Company;

(iii)

the “bylaws” refers to our bylaws that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to our registration statement on Form 10 of which this Information Statement is a part;

(iv)

the “certificate of incorporation” refers to our certificate of incorporation that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to our registration statement on Form 10 of which this Information Statement is a part;

(v)	the “Spin-Off” refers to the transaction in which GE will distribute to its stockholders at least 80.1% of the shares of our common stock;

(vi)	the “Exchange” refers to The Nasdaq Stock Market LLC;

(vii)	“GE” refers to General Electric Company and its direct and indirect subsidiaries;

(viii)	the “GE Board” refers to the board of directors of GE;

(ix)	“stockholders” refers to shareholders of GE or stockholders of GE HealthCare, depending on the context;

(x)

the “Reorganization Transactions” refer to a series of internal reorganization transactions that GE will undertake prior to, at, or after the Spin-Off, pursuant to which, among other transactions, GE HealthCare will hold, through its subsidiaries, GE’s Healthcare business; and

(xi)	the “Healthcare business” refers to GE’s healthcare business.

Certain percentages and other figures provided and used in this Information Statement may not add up to 100.0% due to the rounding of individual components.

On November 9, 2021, GE announced its plans to form three industry-leading, global, investment-grade public companies from (i) GE’s aviation business (“GE Aerospace”), (ii) GE HealthCare, and (iii) GE’s combined renewable energy, power, and digital businesses (“GE Vernova”). To accomplish this, GE announced that it intends to execute tax-free spin-offs of GE HealthCare in early 2023 and of GE Vernova in early 2024. This Information Statement only relates to the Spin-Off of GE HealthCare and does not apply to the expected spin-off of GE Vernova. This second spin-off transaction is separate from, and not conditioned on, the Spin-Off of GE HealthCare. At the appropriate time, GE intends to distribute to its stockholders a separate information statement for this second spin-off.

In this Information Statement, we present estimated U.S. dollar amounts for the industries in which we operate. Such amounts are based on estimates of (1)(a) orders placed in the last fiscal year across all product categories we offer in the relevant industry or (b) for jurisdictions for which order data are not available, actual sales completed in the last fiscal year across all such products, plus (2) estimates for revenues derived from annual service and digital offerings for such products. To calculate these estimates, we rely on Signify Research for digital solutions estimates and on internal analyses, based upon import data, trade association data, and other sources, for the remaining estimates.

As of September 30, 2022, GE has 5,835,763 outstanding shares of preferred stock. If you hold shares of GE preferred stock, you will not be entitled by virtue of your preferred stock to receive shares of our common stock in the Spin-Off. Holders of GE preferred stock are not entitled to vote or take any other action to approve the Spin-Off. Following the Spin-Off, each of the issued and outstanding shares of GE preferred stock will remain issued and outstanding as preferred stock of GE. These shares of GE preferred stock shall be entitled to the same dividend and all other privileges, voting rights, relative, participating, optional, and other special rights and qualifications, limitations, and restrictions set forth in GE’s public filings with the SEC.

In connection with the reverse stock split of GE’s shares of common stock effective on July 30, 2021, the holders of GE share certificates were notified to surrender their GE share certificates in order to receive one post-split share of GE common stock in exchange for eight pre-split shares of GE common stock. If you continue to hold GE common stock in certificated form, you are encouraged to contact Equiniti Trust Company, GE’s exchange agent for the reverse stock split, in order to exchange your GE share certificates representing pre-split shares of GE common stock for a statement indicating the number of shares of post-split GE common stock held by you electronically in book-entry form together with a check for cash in lieu of any fractional shares. If you do not exchange your GE share certificates, you will be entitled to receive shares of our common stock in the Spin-Off. However, you will not receive shares of our common stock until you exchange your GE share certificates.

QUESTIONS AND ANSWERS ABOUT GE’S REASONS FOR THE SPIN-OFF

The following provides only a summary of certain information regarding GE’s reasons for the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	What spin-offs has GE announced?

A:

On November 9, 2021, GE announced its plan to form three industry-leading, global, investment-grade public companies: (i) GE Aerospace, (ii) GE HealthCare, and (iii) GE Vernova. To accomplish this, GE announced that it intends to execute tax-free spin-offs of GE HealthCare in early 2023 and of GE Vernova in early 2024. The separation of the three businesses into stand-alone public companies is intended, among other things, to better position the management of each business to pursue opportunities for long-term growth and profitability unique to each company’s business and to allow each business to more effectively implement its own distinct capital structure and capital allocation strategies. This Information Statement only relates to the spin-off of GE HealthCare and does not apply to the expected spin-off of GE Vernova, the latter of which is separate from, and not conditioned on, the Spin-Off of GE HealthCare. At the appropriate time, GE intends to distribute to its stockholders a separate information statement for this second spin-off.

Q:	Why I am receiving this document?

A:

GE is making this document available to you because you are a GE stockholder. If you are a holder of GE common stock as of the close of business on the Record Date (as defined below), you will be entitled to receive a distribution of one share of our common stock for every three shares of common stock of GE that you hold on that date. This document will help you understand how the Spin-Off will result in your ownership of shares in the Company and the operations of the Company as a stand-alone entity.

Q:	What are the reasons for the Spin-Off?

A:

The GE Board believes that the separation of the Healthcare business from GE is in the best interests of GE and its stockholders and for the success of the Healthcare business for a number of reasons. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why is our separation structured as a spin-off?

A:	GE believes that a distribution of our shares that is tax-free to GE and its stockholders for U.S. federal income tax purposes is the most efficient way to separate our business from GE.

Questions and Answers about the Spin-Off

The following provides only a summary of certain information regarding the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:

The Spin-Off is the method by which we will separate from GE. In the Spin-Off, GE will distribute to its stockholders at least 80.1% of the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and GE will continue to retain up to 19.9% of the outstanding shares of our common stock.

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Q:	Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:

Yes, the completion of the Spin-Off is subject to the satisfaction, or the GE Board’s waiver, of certain conditions. Any of these conditions may be waived by the GE Board to the extent such waiver is permitted by law. In addition, GE may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. See “The Spin-Off—Conditions to the Spin-Off.”

Q:	Can GE cancel the Spin-Off even if all conditions have been met?

A:	Yes. Until the Spin-Off has occurred, GE has the right to not effect the Spin-Off, even if all of the conditions are satisfied. See the section entitled “The Spin-Off—Conditions to the Spin-Off.”

Q:	Will the number of GE shares I own change as a result of the Spin-Off?

A:	No, the number of shares of GE common stock you own will not change as a result of the Spin-Off.

Q:	Will the Spin-Off affect the trading price of my GE common stock?

A:

GE believes that our separation from GE offers its stockholders the greatest long-term value. There can be no assurance that, following the Spin-Off, the combined trading prices of the GE common stock and our common stock will equal or exceed what the trading price of GE common stock would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, our and GE’s combined equity value will be less than GE’s equity value before the Spin-Off and the trading price of GE’s shares of common stock will be lower than immediately prior to the Spin-Off, as they will no longer reflect the value of the Healthcare business.

Q:	What will I receive in the Spin-Off in respect of my GE common stock?

A:

As a holder of GE common stock, you will receive a distribution of one share of our common stock for every three shares of GE common stock you hold on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you might otherwise be entitled to receive in the Spin-Off. Your proportionate interest in GE will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:

GE will distribute approximately 364,222,713 shares of our common stock in the Spin-Off, based on the approximately 1,092,668,140 shares of GE common stock outstanding as of September 30, 2022. The actual number of shares of our common stock that GE will distribute will depend on the total number of shares of GE common stock outstanding on the Record Date. The shares of our common stock that GE distributes will constitute at least 80.1% of the issued and outstanding shares of our common stock immediately prior to the Spin-Off. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What do I have to do to participate in the Spin-Off?

A:	All holders of GE’s common stock as of the Record Date will participate in the Spin-Off. You are not required to take any action in order to participate, but we urge you to read this Information

Statement carefully. Holders of GE common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of GE common stock, in order to receive shares of our common stock in the Spin-Off. In addition, no stockholder approval of the Spin-Off is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	What will happen to the GE preferred stock I own as a result of the Spin-Off?

A:

If you hold shares of GE preferred stock, you will not be entitled by virtue of your preferred stock to receive shares of our common stock in the Spin-Off. Holders of GE preferred stock are not entitled to vote or take any other action to approve the Spin-Off. Following the Spin-Off, each of the issued and outstanding shares of GE preferred stock will remain issued and outstanding as preferred stock of GE. These shares of GE preferred stock shall be entitled to the same dividend and all other privileges, voting rights, relative, participating, optional, and other special rights, and qualifications, limitations, and restrictions set forth in GE’s public filings with the SEC.

Q:	What will happen if I continue to hold GE share certificates?

A:

If you hold GE share certificates that have not been converted into book-entry form, you will still be entitled to receive shares of our common stock in the Spin-Off although you will not receive such shares until you exchange your GE share certificates. In connection with the reverse stock split of GE’s shares of common stock effective on July 30, 2021, the holders of GE share certificates were notified to surrender their GE share certificates in order to receive one post-split share of GE common stock in exchange for eight pre-split shares of GE common stock. If you continue to hold GE common stock in certificated form, you are encouraged to contact Equiniti Trust Company, GE’s exchange agent for the reverse stock split, in order to exchange your GE share certificates representing pre-split shares of GE common stock for a statement indicating the number of shares of post-split GE common stock held by you electronically in book-entry form together with a check for cash in lieu of any fractional shares. If you do not exchange your GE share certificates, you will be entitled to receive shares of our common stock in the Spin-Off. However, you will not receive shares of our common stock until you exchange your GE share certificates.

Q:	What is the record date for the Spin-Off?

A:	GE will determine record ownership as of the close of business on December 16, 2022, which we refer to as the “Record Date.”

Q:	When will the Spin-Off occur?

A:	The Spin-Off will be effective as of 5:00 p.m., New York City time, on January 3, 2023, which we refer to as the “Distribution Date.”

Q:	How will GE distribute shares of our common stock?

A:

On the Distribution Date, GE will release the shares of our common stock to the distribution agent to distribute to GE stockholders. The whole shares of our common stock will be credited in book-entry accounts for GE stockholders entitled to receive the shares in the Spin-Off. If you own GE common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive in the Spin-Off will be issued to your account as follows:

Registered stockholders: If you own your shares of GE common stock directly, either in book-entry form through an account at GE’s transfer agent (Equiniti Trust Company) and/or if you hold paper stock certificates, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Spin-Off by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book- entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as will be the case in the Spin-Off. You will be able to access information regarding your book-entry account for shares of our common stock at www.shareowneronline.com or by calling 1-833-914-2122.

“Street name” or beneficial stockholders: If you own your shares of GE common stock beneficially through a bank, broker, or other nominee, the bank, broker, or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker, or other nominee will credit your account with the whole shares of our common stock that you receive in the Spin-Off on or shortly after the Distribution Date. We encourage you to contact your bank, broker, or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

See “The Spin-Off—When and How You Will Receive Our Shares” for a more detailed explanation.

Q:	If I sell my shares of GE common stock on or before the Distribution Date, will I still be entitled to receive shares of our common stock in the Spin-Off?

A:

If you sell your shares of GE common stock before the Record Date, you will not be entitled to receive shares of our common stock in the Spin-Off. If you hold shares of GE common stock on the Record Date and decide to sell them on or before the Distribution Date, you may have the ability to choose to sell your GE common stock with or without your entitlement to receive our common stock in the Spin-Off. You should discuss the available options in this regard with your bank, broker, or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date.”

Q:	How will fractional shares be treated in the Spin-Off?

A:

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of GE stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient GE stockholders for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Spin-Off.” The distribution agent will, in its sole discretion, without any influence by GE or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either GE or us.

Q:	What are the U.S. federal income tax consequences to me of the Spin-Off?

A:

GE has received a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that, among other things, the Spin-Off, including the retention of up to 19.9% of the shares of our common stock, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). Completion of the Spin-Off is conditioned on GE’s receipt of a separate written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code. It is expected that the Spin-Off, together with certain related transactions, will qualify as a transaction that is tax-free to GE and GE stockholders, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code, and thus no gain or loss will be recognized by, or be includible in the income of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Spin-Off, except with respect to any cash (if any) received by GE stockholders in lieu of fractional shares. After the Spin-Off, GE stockholders will allocate their basis in their GE common stock held immediately before the Spin-Off between their GE common stock and our common stock in proportion to their relative fair market values on the date of Spin-Off. GE may also waive the tax opinions as a condition to the completion of the Spin-Off. GE does not currently intend to waive this condition to the obligation to complete the Spin-Off. If GE were to waive this condition, it would communicate such waiver to GE stockholders in a manner as described in “The Spin-Off—Conditions to the Spin-Off.” See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off. You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q:	What will the Company’s relationship be with GE following the Spin-Off?

A:

In connection with the Spin-Off, we and GE entered into the Separation and Distribution Agreement and will enter into various other agreements, including a Transition Services Agreement, a Real Estate Matters Agreement, a Tax Matters Agreement, a Trademark License Agreement, and an Employee Matters Agreement. These agreements will provide a framework for our relationship with GE after the Spin-Off and provide for the allocation between us and GE of GE’s assets, employees, liabilities, and obligations (including its property, employee benefits, environmental liabilities, and tax liabilities) attributable to periods prior to, at, and after our Spin-Off from GE. For additional information regarding the Separation and Distribution Agreement and other transaction agreements, see “Risk Factors—Risks Relating to the Spin-Off.”

Q:	Who will manage the Company after the Spin-Off?

A:

Led by Peter J. Arduini, who will be our President and Chief Executive Officer after the Spin-Off, our executive management team possesses deep knowledge of, and extensive experience in, our industry. Our executive management team has been involved in strategic decisions with respect to the Company and in establishing a vision for the future of the Company. See “Management.”

Q:	How will GE vote any shares of our common stock it retains?

A:

GE is expected to agree to vote any shares of our common stock that it retains in proportion to the votes cast by our other stockholders and is expected to grant us a proxy with respect to such retained shares. As a result, GE will not be able to exert any control over us through the shares of our common stock it retains. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions—Agreements with GE—Stockholder and Registration Rights Agreement.”

Q:	What does GE intend to do with any shares of our common stock it retains?

A:

We understand that GE currently intends to dispose of all of our common stock that it retains after the Spin-Off, based on market and general economic conditions and sound business judgment, (A) through one or more subsequent exchanges of our common stock for GE debt held by one or more investment banks, (B) through distributions to GE stockholders either pro rata as dividends or in exchange for outstanding shares of GE common stock, or (C) in one or more public or private sale transactions (including potentially through secondary transactions).

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of GE common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Spin-Off, you should contact the distribution agent at:

Equiniti Trust Company

Attn: Account Management Team

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120-4101

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact GE at:

GE Shareowner Services

1 River Road Building 5-3W

Schenectady, NY 12345

After the Spin-Off, if you have any questions relating to GE HealthCare, you should contact us at:

GE Healthcare Holding LLC

500 W. Monroe Street

Chicago, Illinois 60661

Attention: Investor Relations

Questions and Answers about GE HealthCare

The following provides only a summary of certain information regarding GE HealthCare. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	Do we intend to pay cash dividends?

A:

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”

Q:	Will we incur any debt prior to or at the time of the Spin-Off?

A:

In connection with the Spin-Off, we will incur indebtedness in an aggregate principal amount of $10.25 billion, consisting of $2.0 billion of Term Loan Facility, which will be drawn prior to or concurrently with the Spin-Off, and $8.25 billion of senior notes issued on November 22, 2022. We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we have made a cash distribution of $4.2 billion from the balance of debt proceeds to GE and expect to make one

x

or more additional cash distributions to GE prior to or concurrently with the Spin-Off, with the remaining proceeds to be held by the Company in cash and cash equivalents. We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. After giving effect to such distributions, we expect to begin operations as an independent company with a cash balance of approximately $1.8 billion. We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion, however, the facilities are not expected to be utilized at the completion of the Spin-Off. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. In connection with the Spin-Off, we expect that approximately $5.1 billion in net pension and other postretirement plan liabilities from GE sponsored plans will be transferred to us by GE; however, this amount may be different pursuant to the terms of the final agreement with GE. See “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Q:	How will our common stock trade?

A:

We have applied to list our common stock on The Nasdaq Stock Market LLC under the ticker symbol “GEHC.” Currently, there is no public market for our common stock. We anticipate that trading in our common stock will begin on a “when-issued” basis as early as one trading day prior to the Record Date for the Spin-Off and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date.” We cannot predict the trading prices for our common stock before, on, or after the Distribution Date.

Q:	Who is the transfer agent and registrar for our common stock?

A:	Equiniti Trust Company is the transfer agent and registrar for our common stock.

Q:	Are there risks associated with owning shares of our common stock?

A:	Yes, there are substantial risks associated with owning shares of our common stock. Accordingly, you should read carefully the information set forth under “Risk Factors” in this Information Statement.

INFORMATION STATEMENT SUMMARY

The following summary contains selected information about us and about the Spin-Off. It does not contain all of the information that is important to you. You should review this Information Statement in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and the notes thereto included elsewhere in this Information Statement. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We have approximately 51,000 employees dedicated to our mission to create a world where healthcare has no limits. We operate at the center of the healthcare ecosystem, enabling precision health by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring.

We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation and complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean and focused on continuous improvement. Today, the transition to a data-driven healthcare ecosystem is about improving outcomes by finding new ways to reach and treat patients, while creating capacity for providers, and making precision health a reality. Our portfolio of solutions addresses the biggest challenges facing healthcare providers and patients today and is complemented by our broad services capabilities and digital solutions. These qualities drive strong trust, loyalty, and partnership with our global customers, including healthcare systems and researchers.

Our customers are healthcare providers and researchers, including public, private, and academic institutions, across an estimated $84 billion global industry growing at a rate of 4-6% annually through 2025. We are organized into four business segments that are aligned with the industries we serve:

•

Imaging: portfolio of medical imaging solutions including CT, MR, molecular imaging, X-ray, women’s health, image-guided therapies, enterprise imaging software, service capabilities, and digital solutions;

•	Ultrasound: ultrasound consoles and probes, handheld devices, intraoperative imaging systems, visualization software, service capabilities, and digital solutions;

•	Patient Care Solutions: monitoring, anesthesia and respiratory care, maternal infant care, and diagnostic cardiology solutions, as well as consumables, service capabilities, and digital solutions; and

•	Pharmaceutical Diagnostics: imaging agents that include contrast media and radiopharmaceuticals that enhance diagnostic images.

GE HealthCare has extensive reach throughout the global healthcare system for medical technology, pharmaceutical diagnostics, and digital solutions, underpinned by resilient, sustainable practices and products, and a commitment to growing access to care. Our products are used in more than two billion procedures to care for more than one billion patients annually. We have a global installed base of more than four million medical devices and we delivered over 100 million doses of imaging agents used in patient procedures in 2021. We serve customers in more than 160 countries with a global team of over 10,000 sales professionals, 8,500 field service engineers, and a network of 43 manufacturing sites across 17 countries.

We generate revenue from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. We have established leading positions in each of our business segments by developing broad portfolios of advanced medical technologies and lifecycle services. Technological innovation drives the success of our business segments. For most of our product lines, we aim to introduce a major new platform every five to seven years and release incremental innovations every 12 to 18 months, driving better products for customers, better outcomes for patients, and our continued growth. With each new platform and incremental product introduction, our goal is to improve the performance, quality, and customer experience of our offerings through:

•

Customer-Driven Innovation: our deep understanding of customer needs is informed by our position at the center of many clinical and therapeutic care pathways, such as cardiology, oncology, and neurology, that allows us to deliver differentiated products across the large and growing industries we serve.

•

Industry-Leading Service Capabilities: at the foundation of our strong customer relationships are our industry-leading service offerings, which include maintenance, on-site install and repair, preventative maintenance, remote monitoring and repair capabilities, equipment and software upgrades, financing solutions, end-user training, multi-vendor services, cybersecurity services, remote equipment tracking, and enterprise-wide consulting.

•

Integrated Digital Solutions: we are a leading innovator of digital solutions, delivering clinical decision support, simplifying patient workflows, providing advanced visualization of complex anatomy, enhancing clinical collaboration, and integrating clinical insights across multiple diagnostic modalities. We have allocated significant resources to digital innovation, including artificial intelligence (“AI”) and machine learning, as we advance precision health with over 200 software applications. For example, our Edison software platform was created to efficiently aggregate and integrate clinical data to help customers deploy and scale their digital solutions across departments and health systems.

Our end markets are transforming as healthcare providers and researchers seek solutions, data, and tools to enable the delivery of precision health. More precise diagnoses and treatments can help improve patient outcomes, support management of the increasing global incidence of chronic disease, and may reduce health system cost. Precision health is expected to drive continued demand and opportunity for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing existing and new care pathways. The pursuit of precision health opportunities significantly expands our served industries to include integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision health.

In 2021, we generated Total revenues of $17,585 million representing 2% growth as reported and 1% Organic revenue growth* from 2020, Operating income of $2,795 million, and Adjusted EBIT* of $3,172 million, representing growth of 3% and 6% from 2020, respectively. In 2021, we generated $1,607 million in cash from operations and $2,827 million in Free cash flow*, representing an annual decrease of 39% and increase of 15% over the prior year, respectively. Our strong revenue visibility and attractive Free cash flow* generation allow us to regularly invest in strategic growth initiatives and innovation. For more information on the computation of non-GAAP financial measures, see “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” See also “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information” and “Risk Factors—Risks Relating to the Spin-Off.”

Our Industries

The breadth of our product portfolio and global presence supports an estimated $84 billion total addressable opportunity across the industries our four business segments serve. Our industries are experiencing macro trends that we expect to continue to drive sustainable long-term growth in the demand for medical technology, pharmaceutical diagnostics, and healthcare solutions. We expect to benefit from many of these trends as our portfolio of solutions directly addresses many of the challenges and opportunities facing our customers today. As a stand-alone company, we will accelerate investments in R&D and innovation in areas where we see the most compelling growth opportunities, enhancing our competitive advantages.

Macro Healthcare Trends

•

Growing adoption of precision health. Patients and providers are increasingly recognizing the power of precision health to improve individual outcomes while enhancing the patient experience, containing costs, customizing care, and improving provider efficiency by lowering the amount of time required to treat patients.

•

Digitization of healthcare. Valuable healthcare data is increasingly being used to improve care across disease states, enhance the ability of clinicians to diagnose and treat patients, and improve clinical workflow efficiencies, often assisted by software applications that utilize AI and machine learning technologies.

•

Increasing demand for healthcare driven by demographic trends. The increasing global demand for healthcare is driven by population growth, an increasing proportion of the population over the age of 65, and the increasing prevalence and treatment of chronic diseases.

•

Improving access to healthcare in emerging markets. The growing middle class in many of these markets is helping to drive both government and private sector investment in healthcare systems and medical technology.

*	Non-GAAP financial measure.

•

Expansion of alternative sites of care. The delivery of care in lower acuity settings is one of the fastest growing trends in the healthcare industry, driven by lower operating costs and expanding access to more of the population.

•

Adoption of the Quadruple Aim of healthcare. Key tenets of the Quadruple Aim include: improving population health, reducing cost of care, enhancing the patient experience, and improving provider satisfaction.

•

Industry Headwinds. Our business is subject to a number of headwinds or risks inherent in the industries in which we operate, including increased competition from existing and new entrants, increasing scrutiny on healthcare spending and costs, and idiosyncratic political and economic disruptions.

Overview of Our Industries and Key Trends

The industries served by our business segments represent large and growing opportunities that in addition to macro trends listed above, are driven by the following segment-specific trends:

•

Imaging business segment operates in an estimated $44 billion global industry growing at a 4-6% CAGR from 2022 to 2025, driven by demand for increasingly high image quality, additional capabilities from leveraging AI, and advanced interventional surgical systems. For the fiscal year ended December 31, 2021, our revenue generated from the Imaging business segment was approximately $9.4 billion.

•

Ultrasound business segment operates in an estimated $12 billion global industry growing at a 4-7% CAGR from 2022 to 2025, driven by expanded use of ultrasound in diagnostics, therapy, and monitoring across multiple care settings. For the fiscal year ended December 31, 2021, our revenue generated from the Ultrasound business segment was approximately $3.2 billion.

•

Patient Care Solutions (“PCS”) business segment operates in an estimated $18 billion global industry growing at a 3-6% CAGR from 2022 to 2025, driven by demand for integrated solutions to enable better decision-making. For the fiscal year ended December 31, 2021, our revenue generated from the PCS business segment was approximately $2.9 billion.

•

Pharmaceutical Diagnostics (“PDx”) business segment operates in an estimated $10 billion global industry growing at a 4-5% CAGR from 2022 to 2025, driven by demand for better visualization to enable more precise diagnoses and therapy selection for patients. For the fiscal year ended December 31, 2021, our revenue generated from the PDx business segment was approximately $2.0 billion.

Our business segments serve customers globally with each of our key regions representing large and growing opportunities:

($ in billions)	Estimated Industry Sales by Region (2021)*	Estimated Industry CAGR (2022-2025)*
United States and Canada	$31	3-6%
Europe, Middle East, & Africa	21	3-5%
China region	15	6-8%
Rest of World	17	3-5%

Total Industry	$84	4-6%

*	Based on GE HealthCare estimates and Signify Research for digital solutions. Amounts are based on estimates of (1)(a) orders placed in the last fiscal year across all product categories we offer in the relevant industry or (b) for jurisdictions for which order data are not available, actual sales completed in the last fiscal year across all such products, plus (2) estimates for revenues derived from annual service and digital offerings from such products.

Investment Highlights

GE HealthCare has numerous competitive advantages in attractive markets that we expect to continue to drive our success and reward investors over the long term, including:

•

Established Leader in Large, Attractive, and Growing Industries. The industries in which we participate represent an estimated $84 billion global opportunity that is estimated to grow at 4-6% through 2025. Sustainable long-term growth in our industries is driven by trends related to an aging population, increasing prevalence and diagnosis of chronic disease, innovation in minimally-invasive procedures that require imaging, and increasing access to healthcare. Our deep knowledge and global experience have made us a preferred and trusted partner of customers across our segments. With a portfolio of leading technologies developed in response to customer needs, we provide customers with critical instruments for precision health driven by a need for less costly and more specialized therapeutic treatments.

•

Track Record of Industry-Defining Innovations. GE HealthCare has been advancing healthcare with transformational innovations since 1896, including the first enclosed X-ray source, the first routine total-body CT scanner, and the first high-field magnetic resonance imaging (“MRI”) scanner. We focus on thoroughly understanding unmet customer needs through customer surveys, sponsored research, advisory boards, pilot programs, and direct feedback through our research, sales, and service channels. This unique insight helps to prioritize our R&D efforts to best deliver improved customer outcomes. Our organic innovation efforts are complemented by strategic acquisitions, investments, and collaborations, which have transformed our product portfolios and expanded our industries served.

•

At the Center of Digitization of Healthcare. GE HealthCare is at the center of the digitization of healthcare, generating and harnessing clinical data from our devices and software and those of third parties to help simplify clinical decision-making, improve the delivery of care, and drive workflow efficiency. We offer a portfolio of over 200 digital applications and software solutions that collectively generated $1,186 million of revenue in 2021. Increasingly, hospitals and healthcare systems are demanding easier ways to deploy clinical workflow, analytics, and AI tools that improve care delivery, support efficient operations, and improve healthcare outcomes. Our Edison platform is a vendor-agnostic hosting and data aggregation platform with an integrated AI engine, reducing the IT burden that typically comes with installing and integrating applications across an enterprise. We believe that our digital solutions and deep understanding of customer needs are key competitive advantages for our business.

•

Trusted Partner with Customers Across the Globe Supported by Industry-Leading Service. We have one of the strongest reputations in the global healthcare industry for service, innovation, quality, and integrity. We globally deploy a multi-channel commercial model consisting of over 10,000 sales professionals and a network of approximately 5,600 indirect third-party partners. Through our close relationships with customers, we are able to collaborate on their asset acquisition plans and clinical and business challenges and tailor our products, services, and solutions to meet their unique needs. At the foundation of our strong customer relationships is our industry-leading service offerings that extend beyond vendor-agnostic on-site repair to include remote monitoring and support of our devices enabled by connected, proactive, and predictive maintenance capabilities, lifecycle management, and asset performance management. With over 8,500 field service engineers and 46 customer service centers, we utilize our global scale and a local approach to tailor offerings to best serve individual customers around the world. In addition to strengthening our customer relationships, our service capabilities are a key driver of our financial performance, generating $6,420 million of revenue in 2021. Our services revenue is recurring in nature and provides strong visibility to future revenue with a $10,028 million of Remaining Performance Obligations (“RPO”) as of year-end 2021. We serve customers in more than 160 countries aligned to four geographic regions: United States and Canada (“USCAN”); Europe, Middle East, and Africa (“EMEA”); China, Taiwan, Mongolia, and Hong Kong (collectively, “China region”); and other geographies around the world (“Rest of World”).

•

Driving Growth Mindset Through Lean for Customers and Employees. We are dedicated to creating shareholder value through consistent and sustainable earnings growth. To drive that value we have adopted and deployed lean principles to execute on our short- and long-term strategies and strengthen the operating performance of our business. To accomplish these goals, we have developed and deployed lean tools, processes, and leadership development at all levels in the organization. We focus our lean work on improvement in five critical business priorities: Safety, Quality, Delivery, Cost, and Innovation (“SQDCI”). Safety, our highest and first priority, is integrated into everything we do, from manufacturing to installation, operation, and service. We continuously strive to improve the quality, delivery, and value of products, including utilizing lean throughout manufacturing, services, commercial, and R&D operations. Our SQDCI toolkit results in more value for our customers, improved margins for GE HealthCare, and reinvestment in our business for long-term sustainable growth and innovation.

•

Attractive Financial Profile Supported by Organic Revenue Growth*, Expanding Operating Margins, and Investment Grade Balance Sheet. We generated Total revenues of $17,585 million in 2021 representing 2% growth as reported and 1% Organic revenue growth* from 2020. Approximately 50% of our total revenue in 2021 is recurring, comprised of revenue from services, single-use and consumable products, digital solutions, and value-added offerings, such as education, training, and consulting. Our innovative technologies and lean approach have served as the foundation to reduce costs across our businesses, directly translating to an increase of 1.4 points in our gross margin from 2020 to 2021. We generate significant Free cash flow*, which supports our ability to consistently prioritize investments in strategic growth initiatives and innovation.

•

Purpose-Driven and Action-Oriented Culture Led by an Experienced Management Team. Our senior leadership is a diverse team of global industry veterans with the skills and expertise required to successfully lead a stand-alone publicly-listed medical technology, pharmaceutical diagnostics, and digital solutions company. This team is leading our company through a transformational time as we execute on our next phase of growth by establishing a more decentralized organization with alignment and accountability across teams to accelerate speed in decision-making and remove complexities that will ultimately enhance our efficiency and agility. Our senior leadership team leads a purpose-driven global workforce of approximately 51,000 who have an average tenure of nine years with GE, reflecting a strong, engaged culture that centers on our purpose statement, “Create a world where healthcare has no limits.” We embrace a diverse workplace where “every voice makes a difference, and every difference builds a healthier world,” and we are committed to supporting diversity across our global teams. Our values emphasize patient and customer focus, trust, and humility with unyielding integrity, while fostering an inclusive culture.

Business Strategies

We aim to grow our business by pursuing the following strategies:

•	Deliver Industry-Leading Innovations. We aim to maintain and strengthen our leading global position by continuing to deliver innovative solutions that best address our customers’ needs. From 2019 to

*	Non-GAAP financial measure.

2021, we invested a cumulative $2,459 million in R&D to drive our organic innovation efforts. We drive efficient use of our R&D budget by locating approximately 40% of our 9,700 R&D employees in lower-cost regions. We plan to further enhance our innovation efforts with inorganic investments across our business segments. Our growing track record of inorganic investment includes three acquisitions over the past two years and eight strategic collaborations since 2019. We intend to increase our investment in innovation, both to enhance our core portfolio and extend our capabilities in attractive, high-growth adjacencies, including clinical decision support and workflow tools, advanced analytics and AI, 3D visualization, lower acuity patient monitoring, clinical collaboration tools, and integrated insights across multiple diagnostic modalities. We believe we can drive even greater focus on, and capital allocation to, attractive innovation priorities as an independent company, extending our leadership position in technologies that improve outcomes.

•

Build Integrated Solutions Along Care Pathways. We build integrated equipment and software solutions designed to address the needs of clinicians and patients along care pathways. Our goal is to break down data silos across devices, bespoke systems (both third-party and our own), and sites of care that often delay or even prevent patients from getting the most appropriate diagnosis and treatment. Central to this approach is our focus on developing and delivering digital solutions that seamlessly integrate across workflows and departments and increasingly reside on our Edison platform for ease of deployment and enterprise-wide integration. Our care pathway approach is well supported by the breadth and depth of our portfolio, which gives us unique visibility into customer needs in clinical care areas such as oncology, cardiology, and neurology. We believe this strategy improves the value proposition of our current offerings, expands use cases for our Edison digital platform, and creates new software-as-a-service (“SaaS”) revenue sources.

•

Enable Digitization at a Device, Department, and Enterprise Level. Digital innovations are changing how healthcare is delivered and consumed around the world by improving access to advanced healthcare and by enhancing quality, safety, productivity, patient experience, and provider satisfaction. As our digital offerings encompass software solutions at a device, department, and enterprise level, we have developed distinct strategies dictated by specific customer needs. We plan to continue leveraging Edison to help deploy and scale these software solutions, while accelerating customer adoption of our digital applications. Edison enables customers to: efficiently upgrade existing devices with advanced intelligent functions, via edge or cloud technology; integrate clinical information across multiple diagnostic and therapeutic modalities, such as radiomics and genomics; and develop new applications with industry-standard capabilities built-in, such as data privacy and cybersecurity.

•

Expand Our Business by Providing Transformational Customer Solutions. We plan to expand our leading global presence by continuing to deliver transformational solutions designed around specific customer needs. The growing demand for precision health is driving a greater focus among customers for solutions that provide actionable insights for clinicians and are easily deployable for the healthcare system. We believe there is significant opportunity to utilize our core competencies of innovation, service capability, and digital solutions to expand our portfolio further into integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. As the delivery of care continues to extend outside the hospital, we plan to continue growing our presence to alternative sites of care with our clinical capabilities, enabling minimally-invasive procedures and expanding into remote monitoring and home care.

•

Grow in Emerging Markets with a Local Strategy Tailored to Customer Needs. We plan to continue to invest in developing tailored clinical applications, service repair operations, training, financing, and project management to better serve customer needs in emerging markets. As localization initiatives increase in important markets such as China, India, and Brazil, the strength of our portfolio and enterprise approach is enhanced by regionally-defined commercial strategies. To address localization trends, we developed a comprehensive product development, production, and commercialization strategy reflecting local needs. We take a strategic approach to each emerging market, helping us match our strategies to the market opportunity and local needs.

•

Drive Growth and Continuous Improvement Through Lean. Our focus on lean will enable us to deliver better customer outcomes while improving our operating model as a stand-alone company. We use lean to achieve reductions in product and service costs by focusing on having a diverse and qualified supplier base, enhancing logistics productivity, employing design-for-value principles, and driving digitization of our services delivery to deliver more value for customers while improving operating margins across the portfolio. We deploy lean methods for driving growth, innovation, and leadership.

•

Disciplined Focus on Strategic M&A Transactions. We will continue to focus on disciplined and targeted inorganic growth through strategic transactions, including acquisitions, mergers, investments, joint ventures and other expansions of our operations that leverage our existing platform. Following the Spin-Off, we will have more flexibility as a standalone company to allocate our capital to successfully execute such transactions. Our focus remains on transactions intended to accelerate our strategies, expand capabilities, and drive attractive returns, such as the recent acquisitions of BK, Zionexa, and Prismatic Sensors, as well as our recent strategic collaborations with Pulsenmore, RaySearch, SOPHiA Genetics, and AliveCor.

Our Segments

We develop, manufacture, and market a broad portfolio of products, services, and complementary digital solutions used in the diagnosis, treatment, and monitoring of patients. We are a global leader in each of our core business segments. We have a global installed base of more than four million medical imaging, ultrasound, and patient monitoring systems.

Our business is comprised of four segments that are aligned with the industries we serve:

Imaging Business

GE HealthCare is a global leader in medical imaging with a comprehensive portfolio of scanning devices, clinical applications, service capabilities, and digital solutions. We have one of the industry’s largest global installed bases of medical imaging equipment with approximately 400,000 systems and have a leading position in nearly all markets where our products are sold. Our Imaging portfolio spans the care continuum and provides critical tools for physicians from initial screening and diagnosis, through therapeutic decision-making, to monitoring of patient progression. Our products are essential in the delivery of care for a broad spectrum of clinical specialties, including oncology, cardiology, neurology, nuclear medicine, orthopedics, women’s health, pediatrics, and surgery.

Our Imaging portfolio is comprised of seven product lines and associated service capabilities: Computed Tomography, Magnetic Resonance, Molecular Imaging, Image-Guided Therapies, Women’s Health, X-ray, and Digital Solutions. Starting with the development of the X-ray in 1896, we have been at the forefront of industry-defining innovations for over 125 years and have consistently deployed advanced, innovative technologies to develop intelligently efficient solutions to address critical needs of our customers. We supplement our imaging solutions with more than 200 digital applications and software solutions, leveraging our AI and advanced data science capabilities. We also offer specialized global service capabilities to support devices with repairs, upgrades, and lifecycle management. For each product in our portfolio, we develop and offer upgrades that expand clinical functionality throughout the product’s lifecycle and extend the life of imaging devices and software for a strong return on our customers’ investment.

In addition to our core products, digital solutions, and service offerings, we provide complementary enterprise solutions, such as education and training, equipment financing, and data integration services. Our broad enterprise solutions across the imaging continuum enable us to drive connectivity across healthcare systems and throughout the product lifecycle. Together, our intelligent imaging devices, digital solutions, and specialized services are designed to increase accuracy and precision of diagnostic and therapeutic efforts, improve efficiency of radiology operations and workflows, and enable precision therapy delivery.

In 2021, our Imaging business generated $9,433 million of revenue, a 5% increase year-over-year from $8,959 million in 2020, representing 54% of GE HealthCare’s total 2021 revenue. In 2021, we generated $1,240 million of segment EBIT compared to $1,182 million in 2020, representing a 5% increase year-over-year.

Ultrasound Business

GE HealthCare is a global leader in ultrasound medical devices and solutions. We believe we have the largest global installed base of ultrasound equipment with approximately 400,000 devices. Our broad ultrasound portfolio spans the continuum of care, including screening, diagnosis, treatment, and monitoring of certain diseases. Our Ultrasound business segment serves customers across five clinical areas: Radiology and Primary Care, Women’s Health, Cardiovascular, Point of Care and Handheld, and Intraoperative Visualization. In 2021, we acquired BK, a provider of real-time surgical guidance in urology, general surgery, and neurosurgery procedures and gained entrance into the fast-growing Intraoperative Visualization adjacency. One of our key competitive advantages is the ability to consistently deliver innovative technologies alongside complementary digital solutions and service offerings designed as a seamless package that satisfies specific customer needs. We believe this advantage is critical to strong customer engagement, loyalty, and trust, and allows us to be a partner of choice.

Our Ultrasound business’ customer-centric approach to continuous innovation, along with our dedicated clinical specialties, have been a key driver of growth for our Ultrasound business. We focus on designing and developing solutions that are aligned by specialties/care areas for specific clinical workflows to better serve the unique needs of our customers and improve patient outcomes, while lowering the overall cost of care. We continue to innovate and deliver best-in-class ultrasound probes and consoles, and to develop digital solutions that increase diagnostic accuracy and simplify clinical workflows. We enhance our leading technology with leading customer service that includes customer education and technical support with the goal of improving clinical workflows and operational efficiencies. Over 75,000 customer users are registered to access our Ultrasound on-line customer communities that are dedicated to support users with training, application best practices, white papers, user guides, and clinical image galleries. The breadth of our Ultrasound technology and service offerings has resulted in close relationships with customers who trust us as a partner to help solve their most urgent and critical clinical challenges.

We have a strong track record of industry-first innovations, including developing the first 3D obstetric imaging device and the first handheld ultrasound, both of which addressed previously identified clinical challenges and provided economic value to our healthcare provider customers. We plan to continue to invest in R&D to drive innovation in our Ultrasound portfolio, specifically by improving image quality, developing advanced electronics and miniaturization capabilities, lowering costs, and advancing probe technology. Our focus areas for innovation include:

•	Advancements in electronics and acoustic design, enabling image quality improvements that increase diagnostic confidence;

•	Miniaturization that protects users with smaller, lighter probes that are more comfortable to scan, and technological advances that create a single probe for multiple clinical applications; and

•	Use of data science and AI to improve workflows and reduce cognitive workload, as well as to enable clinical decision support for all user skill levels.

In 2021, our Ultrasound business generated $3,172 million of revenue, a 17% increase year-over-year from $2,703 million in 2020, representing 18% of GE HealthCare’s total 2021 revenue. In 2021, we generated $885 million of segment EBIT compared to $640 million in 2020, representing a 38% increase year-over-year.

Patient Care Solutions Business

GE HealthCare’s PCS business is a leading global provider of medical devices, consumable products, services, and digital solutions that complement a care team’s clinical expertise by acquiring and transforming clinical data into real-time visualization and clinical decision support. This allows care teams to more proactively adapt to changing patient needs, and improve patient care and outcomes. Our PCS portfolio also helps solve current challenges our customers face, such as increased patient demand, clinician labor shortages, and the rising cost of care, by simplifying clinical and operational workflows to create efficiencies and capacity.

Our PCS portfolio includes Patient Monitoring, Anesthesia Delivery and Respiratory Care, Maternal Infant Care, Diagnostic Cardiology, and Consumables, collectively representing an industry-leading installed base of approximately three million devices. These products, along with our digital solutions and service capabilities, form a broad and integrated portfolio of solutions that supports care teams within and beyond most acute healthcare settings, including emergency departments, surgical/operating rooms, intensive care units (“ICUs”), neonatal intensive care units (“NICU”), labor and delivery units, telemetry units, medical-surgical units/general wards, cardiology departments, and clinics.

One of PCS’ key competitive advantages is our unique position at the center of care delivery, ability to acquire data, and expertise in transforming data into real-time visual and clinical decision support across acute and other care settings, allowing our customers to provide better care to patients. Customers and care teams trust that our intelligent devices, innovative tools, and digital solutions will provide precise, reliable, accurate, and actionable data at critical decision points in a patient’s care journey. Our vision is to connect caregivers and patients in an ecosystem that simplifies clinical and operational workflows, creates efficiencies, delivers personalized care that is convenient and accessible, and improves patient care and outcomes. To do so, we will continue to innovate our portfolio, build and drive adoption of digital ecosystems, and enhance product lifecycles through service and consumables.

In 2021, our PCS business generated $2,915 million of revenue, a 21% decrease year-over-year from $3,675 million in 2020, representing 17% of GE HealthCare’s total 2021 revenue. The decline was driven by lower demand from the moderation of the COVID-19 pandemic. In 2021, we generated $356 million of segment EBIT, compared to $698 million in 2020, representing a 49% decrease year-over-year. The decline in profit was predominantly driven by post-COVID-19 volume decrease.

Pharmaceutical Diagnostics Business

GE HealthCare’s PDx business is a leading supplier of diagnostic agents to the global radiology and nuclear medicine industry. These diagnostic agents help clinicians assess patients to enable more precise diagnoses and better therapy selection. Our products were used in over 100 million patient procedures globally in 2021, equating to our contrast agents being administered to over three patients every second. We distribute products globally, providing on-time delivery of quality products that help meet patient and procedural needs across a multitude of modalities. Our diagnostic agents are complementary to our imaging and ultrasound devices, including CT, angiography and X-ray, MR, single-photon emission computed tomography (“SPECT”), positron emission tomography (“PET”), and ultrasound, and are also compatible with systems from other equipment vendors. We believe our established positions in imaging scanners, contrast media, contrast injectors, chemistry systems, radiopharmaceuticals, and cyclotrons give us unique insights into end-user needs that allow us to continuously innovate our product portfolio to offer differentiated solutions.

PDx operates within a strictly regulated industry with key sustainable competitive advantages. Diagnostic agents require a sophisticated supply chain for manufacturing, supported by a global infrastructure of commercial, marketing, medical affairs, market access, application, regulatory, and pharmacovigilance teams that help monitor products. Customers require timely and reliable supply of diagnostic agents, as shortages or delays can be highly disruptive to workflows and cause exam cancelations. These competitive advantages include:

•	Our track record of on-time delivery and secure supply makes us a reliable and trusted partner to customers;

•	Our vertically integrated supply chain with end-to-end manufacturing and network of diversified suppliers provides us scale advantages; and

•

Our commercial and regulatory infrastructure allows us to serve more customers, maintain compliance with regulations, effectively launch new products, and be an attractive partner for early-stage innovative product developers seeking commercial channels.

In 2021, our PDx business generated $2,018 million of revenue, a 13% increase year-over-year from $1,780 million in 2020, representing 11% of GE HealthCare’s total 2021 revenue. In 2021, we generated $693 million of segment EBIT compared to $504 million in 2020, representing a 38% increase year-over-year.

Research and Development Activities

Our R&D efforts focus on creating new products and solutions, developing new applications for products, and enhancing our existing products to help improve outcomes for customers and their patients. We invested $816 million in R&D in 2021, a 1% increase from 2020. We conduct global R&D efforts in 18 countries that include both developed and emerging markets. As of 2021, we employ over 9,700 engineers and scientists, including approximately 3,700 hardware and systems engineers, 4,700 software engineers, and 600 personnel focused on clinical research. We engage in and sponsor clinical research and product development through collaborations with universities, medical centers, and other organizations.

Service Capabilities

Our industry-leading service offerings are a key driver of our success. Our capabilities extend beyond on-site repair to include remote monitoring, repair, and corrective maintenance capabilities. We have approximately 8,500 field service engineers, 36 global or regional repair centers, and 46 customer service centers. We utilize our local presence to provide customers with tailored commercial solutions, such as holistic infrastructure solutions, local training, equipment repair, financing programs, and other services. In 2021, we resolved over 80% of service issues on the first call and on average manage over 3,600 parts orders per day. Currently, approximately 80% of our imaging systems are connected for remote monitoring, enabling diagnostic consultations with skilled, off-site engineers, predictive maintenance, and asset management analytics. We also help customers extend the utility and value of their equipment through asset management services, clinical utilization analytics, and technology upgrades that bridge our customers to next-generation platforms. We believe our comprehensive and high-quality service offerings drive higher sales of replacement equipment to our customers.

Sales and Distribution Model

GE HealthCare deploys a global multi-channel commercial model consisting of over 10,000 sales professionals and a network of approximately 5,600 indirect third-party partners. Our reach into top hospitals and health systems is evidenced by our long-standing collaborations with leading institutions around the world. Our commercial model is organized according to the needs of our customers and includes global and regional marketing; regional inside sales teams; field-based sales teams comprised of strategic account executives, account managers, and product specialists; and sales agents and distributors. Our equipment sales representatives partner closely with their service sales counterparts to position both equipment contracts and long-term maintenance agreements along with system upgrades and SaaS agreements. We complement our direct and indirect sales channels with both end-to-end virtual sales teams. Our direct and indirect channel mix helps us expand our market coverage, increase customer satisfaction, and win more business in broad geographies and emerging markets. In developed markets, we supplement our commercial model with strategic account executive and collaboration teams who bring the depth and breadth of our overall portfolio to the senior leadership of our top customers to deliver long-term commercial collaborations, which can be tied to specific outcomes.

Global Integrated Supply Chain, Sourcing, and Logistics

Our sourcing, production, and distribution network is managed globally, while our products are manufactured at and distributed by facilities serving specific regions. We believe our global scale, complemented by local focus, allows us to provide our customers with improved supply chain security, reduced costs, and compliance with regional or national trade and marketing requirements. We have manufacturing, assembly, and pharmaceutical production in 43 plants across 17 countries. In 2021, we produced and delivered approximately 19,000 Imaging systems, 64,000 Ultrasound systems, 183,000 PCS products, and 100 million doses of imaging agents. We use globally managed and coordinated quality assurance programs across our manufacturing and ISO-certified distribution facilities and we regularly inspect and audit our sites. We hold our suppliers to the same rigorous operating standards.

Summary of Risk Factors

An investment in our company is subject to a number of risks. These risks relate to our business, the healthcare industry, data privacy, laws and regulations, financing and capital markets activities, the Spin-Off, and our common stock, and the securities market. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows, and financial condition and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. Please read the information in the section captioned “Risk Factors” of this Information Statement for a description of the principal risks that we face. Some of the more significant challenges and risks we face include the following:

•	We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share.

•	Our business dealings involve third-party partners in various markets and the actions or inactions of these third parties could adversely affect our business.

•	Our inability to complete acquisitions or to successfully integrate acquisitions could adversely affect our business.

•

Our inability to manage our supply chain or obtain supplies of important components or raw materials has and may continue to restrict the manufacture of products, cause delays in delivery, or significantly increase our costs.

•	Any interruption in the operations of our manufacturing facilities may impair our ability to deliver products or provide services.

•

We have and will assume significant net liabilities with respect to our postretirement benefit plans, including increases in pension, healthcare, and life insurance benefits obligations, and the actual costs of these obligations could exceed current estimates, which are reliant on GE’s estimates and assumptions.

•

If we are unable to attract or retain key personnel and qualified employees, or maintain relations with our employees, unions, and other employee representatives, it could adversely affect our business.

•	We are exposed to risks relating to the global COVID-19 pandemic.

•	We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

•

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

•	We are subject to stringent privacy laws and information security policies and regulations.

•	Our increasing focus on and investment in cloud, edge, artificial intelligence, and software offerings presents risks to our business.

•

The failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-corruption and anti-bribery laws has resulted and could continue to result in civil or criminal sanctions and adversely affect our business.

•	We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.

•

If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

•

Efforts by public and private payers to control increases in healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect demand for our products, services, or solutions.

•

We are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

•	Our business operations are subject to extensive laws and regulations, and any changes thereto or violations thereof could have a material adverse effect on our business.

•

Increasing attention to environmental, social, and governance (“ESG”) matters, including environmental, health, and safety (“EH&S”) matters, may impose additional costs on our business and expose us to new risks.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

•

We incurred new indebtedness concurrently with or prior to the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off could adversely affect our business, results of operations, cash flows, and financial condition.

•

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and GE’s common stock would exceed the trading price of GE common stock absent the Spin-Off.

•

Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, including the disposition by GE of our shares of common stock that it will retain after the Spin-Off, either of which could cause our stock price to decline or be volatile.

The Spin-Off

On November 9, 2021, GE announced plans for the complete legal and structural separation of the Healthcare business from GE, as well as the subsequent spin-off of GE Vernova. In reaching the decision to pursue the Spin-Off of the Healthcare business, GE considered a range of potential structural alternatives and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. To effect the Spin-Off, GE will undertake the Reorganization Transactions. GE will subsequently distribute at least 80.1% of our common stock to GE’s stockholders, and following the Spin-Off, GE HealthCare, holding the Healthcare business, will become an independent, publicly traded company. GE will retain up to 19.9% of our outstanding shares following the Spin-Off. On November 7, 2022 we entered into a separation and distribution agreement with GE (the “Separation and Distribution Agreement”) and, prior to completion of the Spin-Off, we intend to enter into several other agreements with GE related to the Spin-Off. These agreements will govern our relationship with GE up to and after completion of the Spin-Off and allocate between us and GE and various assets, liabilities and obligations, including employee benefits, intellectual property, and tax-related assets and liabilities. See “Certain Relationships and Related Person Transactions.”

GE’s plan to transfer less than all of our common stock to its stockholders in the Spin-Off is motivated by its desire to establish, in an efficient and non-taxable, cost-effective manner, an appropriate capital structure for both us and GE, including by reducing, directly or indirectly, GE’s indebtedness following the Spin-Off. GE currently intends to dispose of all of our common stock that it retains after the Spin-Off, based on market and general economic conditions and sound business judgment, (A) through one or more subsequent exchanges of our common stock for GE debt held by one or more investment banks, (B) through distributions to GE stockholders either pro rata as dividends or in exchange for outstanding shares of GE common stock, or (C) in one or more public or private sale transactions (including potentially through secondary transactions).

In connection with the Spin-Off, GE will transfer to us plan assets and obligations primarily associated with our active, retired, and other former GE employees in certain jurisdictions and we will provide the benefits directly. The actual assumed net benefit plan obligations and related expenses could change significantly from our estimates. The plan assets and obligations that will transfer to us in connection with the Spin-Off will be based on the GE Principal Pension Plans which consist of the GE Pension Plan, the GE Supplementary Pension Plan, the GE Principal Retiree Benefit Plans, and Other Pension Plans consisting of U.S. and non-U.S. pension plans.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, GE has the right not to complete the Spin-Off if, at any time, the GE Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of GE or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off.”

Following the Spin-Off, we and GE will be better positioned to increase managerial focus on pursuing individual strategies to drive performance, invest more in growth opportunities, and execute strategic plans best suited to address the distinct market trends and opportunities for the respective businesses. Following the Reorganization Transactions, we will hold GE’s former Healthcare business, and we will have greater agility to deliver market-leading innovation across our products, services, and solutions. We plan to focus on further developing our expertise in Imaging and digital, Patient Care Solutions, Pharmaceutical Diagnostics, and Ultrasound. Additionally, after our separation from GE, GE intends to complete the separate spin-off of GE Vernova and to focus on GE Aerospace. Further, the Spin-Off will allow our management team to devote its time and attention to the corporate strategies and policies that are based specifically on the needs of the Healthcare business. We plan to create incentives for our management and employees that align with our business performance and the interests of our stockholders, which will help us attract, retain, and motivate highly qualified personnel. Moreover, following the Spin-Off, each company will be able to use its capital to pursue and achieve strategic objectives including effectuating acquisitions. Additionally, we and GE believe the Spin-Off will help align our stockholder base with the characteristics and risk profile of the respective businesses. See “The Spin-Off—Reasons for the Spin-Off.”

Following the Spin-Off, we expect our common stock will trade on The Nasdaq Stock Market LLC under the ticker symbol “GEHC.”

Our Corporate Information

We are a wholly-owned subsidiary of GE. We were formed on May 16, 2022 to serve as a holding company for the Healthcare business. We have engaged in no business operations to date and have no assets or liabilities of any kind, other than those incidental to our formation. Our corporate headquarters will be located at 500 W. Monroe Street, Chicago, Illinois 60661, and our telephone number is 617-443-3400. Our website address is www.gehealthcare.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Information Statement. We will convert into a corporation and will be renamed GE HealthCare Technologies Inc. prior to the completion of the Spin-Off.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information

The following summary financial data reflects the combined operations of GE HealthCare. The summary historical and unaudited pro forma condensed combined financial data shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Certain Relationships and Related Person Transactions” as well as our combined financial statements and the corresponding notes included elsewhere in this Information Statement. For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma condensed combined financial data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this Information Statement.

We derived the summary historical combined financial information for each of the fiscal years in the three-year period ended December 31, 2021, from our audited combined financial statements and for each of the nine months ended September 30, 2022 and 2021 from our unaudited condensed combined financial statements, which are included elsewhere in this Information Statement.

The summary unaudited pro forma condensed combined financial information for the nine months ended September 30, 2022, and the year ended December 31, 2021, has been derived from our unaudited pro forma condensed combined financial information, which is included elsewhere in this Information Statement.

	Pro Forma		Historical
	Nine months ended September 30	Year ended December 31	Nine months ended September 30		Years ended December 31
($ in millions)	2022	2021	2022	2021	2021	2020	2019
Total revenues	$13,403	$17,585	$13,403	$12,996	$17,585	$17,164	$16,633
Cost of revenues	8,156	10,411	8,156	7,684	10,411	10,397	10,085

Gross profit	5,247	7,174	5,247	5,312	7,174	6,767	6,548

Selling, general and administrative	2,795	3,725	2,747	2,653	3,563	3,237	3,591
Research and development	755	816	755	591	816	810	833

Total operating expenses	3,550	4,541	3,502	3,244	4,379	4,047	4,424

Operating income	1,697	2,633	1,745	2,068	2,795	2,720	2,124

Net income attributable to GE HealthCare	$1,039	$1,159	$1,362	$1,683	$2,247	$13,846	$1,524
Cash from (used for) operating activities – continuing operations	n/a	n/a	$1,071	$1,618	$1,607	$2,618	$1,838
Other data(a):
Organic revenue growth*	6%	1%	6%	n/a	1%	4%	n/a
Adjusted EBIT*	$1,969	$3,085	$2,017	$2,345	$3,172	$2,981	$2,492
Adjusted net income*	$1,142	$1,827	$1,507	$1,730	$2,347	$2,121	$1,892
Free cash flow*	n/a	n/a	$841	$2,275	$2,827	$2,463	$1,900

(a)

In addition to our operating results, as calculated in accordance with U.S. GAAP, we use, and plan to continue using non-GAAP financial measures, when monitoring and evaluating operating performance. The non-GAAP financial measures presented in this Information Statement are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that these non-GAAP financial measures, in

*	Non-GAAP financial measure.

addition to the corresponding U.S. GAAP financial measures, are important supplemental measures which exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. For more information about our non-GAAP financial measures, see “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

	Pro Forma	Historical
	As of September 30,	As of September 30,	As of December 31,
($ in millions)	2022	2022	2021	2020
Cash, cash equivalents, and restricted cash	$1,800	$500	$556	$1,007
Total assets	31,803	26,067	26,308	24,228
Due to related parties	32	138	189	225
Long-term borrowings	10,229	31	31	31
Compensation and benefits(a)	6,554	623	751	805
Total liabilities	25,718	8,991	9,412	9,254
Total equity	5,720	16,878	16,676	14,751
Total liabilities, redeemable noncontrolling interests and equity	31,803	26,067	26,308	24,228

(a)	Includes, among other assets and obligations, pension and other employee benefit plans from GE sponsored plans that will be transferred to us in connection with the Spin-Off.

The tables below reconcile our non-GAAP financial measures to the nearest financial measure that is in accordance with U.S. GAAP for the periods presented. See “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information.

Organic Revenue*

	Historical
	Nine months ended September 30			Years ended December 31			Years ended December 31
($ in millions)	2022(c)	2021	% change	2021(c)	2020	% change	2020	2019	% change
Total revenues	$13,403	$12,996	3%	$17,585	$17,164	2%	$17,164	$16,633	3%

Less: Acquisitions(a)	175	—		19	—		36	—
Less: Dispositions(b)	—	—		—	81		21	76
Less: Foreign currency exchange	(484)	—		308	—		(36)	—

Organic revenue*	$13,711	$12,996	6%	$17,258	$17,083	1%	$17,143	$16,557	4%

(a)	Represents revenue attributable to acquisitions from the date we completed the transaction through the end of four quarters following the transaction.
(b)	Represents revenue attributable to dispositions for the four quarters preceding the disposition date.
(c)	Represents both Historical and Pro Forma financial data as no adjustments were made to Total revenues on a Pro Forma basis.

*	Non-GAAP financial measure.

Adjusted EBIT*

	Pro Forma		Historical
	Nine months ended September 30	Year ended December 31	Nine months ended September 30		Years ended December 31
($ in millions)	2022	2021	2022	2021	2021	2020	2019
Net income attributable to GE HealthCare	$1,039	$1,159	$1,362	$1,683	$2,247	$13,846	$1,524

Add: Interest and other financial charges – net	449	624	18	34	40	66	88
Add: Non-operating benefit (income) costs	(61)	671	(4)	2	3	5	9
Less: Provision for income taxes	(313)	(274)	(412)	(421)	(600)	(652)	(410)
Less: Income (loss) from discontinued operations, net of taxes	12	18	12	18	18	11,839	(128)
Less: Net (income) loss attributable to noncontrolling interests	(32)	(46)	(32)	(34)	(46)	(51)	(29)

EBIT*	$1,760	$2,756	$1,808	$2,156	$2,918	$2,781	$2,188
Add: Restructuring costs(a)	110	155	110	127	155	134	160
Add: Acquisition and disposition related charges (benefits)(b)	(20)	14	(20)	3	14	—	—
Add: Spin-Off and separation costs(c)	7	75	7	—	—	2	54
Add: (Gain)/loss of business dispositions/divestments(d)	(1)	(2)	(1)	(4)	(2)	3	(3)
Add: Amortization of acquisition-related intangible assets	90	90	90	67	90	83	92
Add: Investment revaluation (gain) /loss(e)	23	(3)	23	(4)	(3)	(22)	1

Adjusted EBIT*	$1,969	$3,085	$2,017	$2,345	$3,172	$2,981	$2,492

Net income margin (U.S. GAAP)	7.8%	6.6%	10.2%	13.0%	12.8%	80.7%	9.2%
Adjusted EBIT margin*	14.7%	17.5%	15.0%	18.0%	18.0%	17.4%	15.0%

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)

Costs incurred in the Spin-Off and separation from GE as well as the planned IPO of GE’s Healthcare business in 2019 including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.

(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.

*	Non-GAAP financial measure.

Adjusted Net Income*

	Pro Forma		Historical
	Nine months ended September 30	Year ended December 31	Nine months ended September 30		Years ended December 31
($ in millions)	2022	2021	2022	2021	2021	2020	2019
Net income attributable to GE HealthCare	$1,039	$1,159	$1,362	$1,683	$2,247	$13,846	$1,524

Add: Non-operating benefit (income) costs	(61)	671	(4)	2	3	5	9
Add: Restructuring costs(a)	110	155	110	127	155	134	160
Add: Acquisition and disposition related charges (benefits)(b)	(20)	14	(20)	3	14	—	—
Add: Spin-Off and separation costs(c)	7	75	7	—	—	2	54
Add: (Gain)/loss of business dispositions/divestments(d)	(1)	(2)	(1)	(4)	(2)	3	(3)
Add: Amortization of acquisition-related intangible assets	90	90	90	67	90	83	92
Add: Investment revaluation (gain) /loss(e)	23	(3)	23	(4)	(3)	(22)	1
Add: Tax effect of reconciling items	(33)	(237)	(48)	(49)	(62)	(51)	(73)
Less: Impact of tax law changes(f)	—	77	—	77	77	40	—
Less: Income (loss) from discontinued operations, net of taxes	12	18	12	18	18	11,839	(128)

Adjusted net income*	$1,142	$1,827	$1,507	$1,730	$2,347	$2,121	$1,892

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)

Costs incurred in the Spin-Off and separation from GE as well as the planned IPO of GE’s Healthcare business in 2019 including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.

(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)	Consists of benefit from U.K. tax rate change.

Free Cash Flow*

	Historical
	Nine months ended September 30		Years ended December 31
($ in millions)	2022	2021	2021	2020	2019
Cash from (used for) operating activities – continuing operations	$1,071	$1,618	$1,607	$2,618	$1,838

Add: Additions to PP&E and internal-use software	(233)	(175)	(248)	(259)	(331)
Add: Dispositions of PP&E	3	16	15	16	52
Add: Impact of factoring programs(a)	—	816	1,453	88	341

Free cash flow*	$841	$2,275	$2,827	$2,463	$1,900

(a)

Adjustment to present net cash flows from operating activities from continuing operations had we not factored receivables with GE’s Working Capital Solutions (“WCS”). By the end of 2021, factoring of receivables with WCS was discontinued.

*	Non-GAAP financial measure.

RISK FACTORS

You should carefully consider the following risks and other information in this Information Statement in evaluating GE HealthCare and GE HealthCare’s common stock. Any of the following risks could materially and adversely affect GE HealthCare’s business, financial condition, or results of operations.

Risks Relating to Our Business and Our Industry

Risks Relating to Our Operations

We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share.

Healthcare markets are characterized by rapidly evolving technology, frequent introduction of new products, intense competition, and pricing pressure. We face substantial competition from international and domestic companies of all sizes; these competitors often differ across our businesses. Competition is primarily focused on cost effectiveness, price, service, product performance, and technological innovation. Our ability to compete successfully may be adversely affected by factors such as:

•	the introduction of new or more affordable products or product enhancements by competitors, including products that could substitute for our products;

•

the development of new technology, the application of known or unknown technology, advances in medicine, or new developments in the treatment or diagnosis of disease that transform our industry or render a product line obsolete;

•	competitors responding more quickly or effectively to new technology or changes in customer requirements and industry trends;

•	a failure to satisfy local market conditions, such as mandatory intellectual property transfers, protectionist measures, and other government policies supporting increased local competition;

•	the application of new or innovative business models to our industry;

•	the emergence of new market entrants, including those with innovative technology or substantial financial resources, such as startups or established technology companies;

•	a failure to maintain or expand relationships with existing customers or attract new customers;

•	cost of production or delivery, whether due to geographic location, currency fluctuations, taxes, duties, or otherwise, which may enable our competitors to offer greater discounts or lower prices;

•	the perception of our brand and image in the market;

•	the strengthening of independent service organizations and companies specializing in one or more of our operating segments or offerings;

•	a failure to successfully enter new geographic or adjacent product markets;

•	a failure to acquire or effectively integrate businesses and technologies that complement or expand our existing businesses;

•	changing regulatory standards, legal requirements, or enforcement rigor; or

•	consolidation among customers, suppliers, channel partners, or competitors.

The implementation of localization requirements and other government policies, driven by support of local industry, security of supply, and incentives for technological breakthroughs, could negatively affect our market share, business results, cash flows, and financial condition. In particular, we expect our Chinese competitors to continue to gain market share supported by Chinese government policies favorable to locally-based manufacturers.

Our industry-leading service organization allows us to deliver service offerings through an extensive network of field service engineers, global repair, and customer service centers. Increased competition from independent service organizations (“ISOs”), third-party entities that specialize in the repair and maintenance of medical devices produced by original equipment manufacturers (“OEMs”), including us, and evolving regulatory and legislative policies could adversely impact our business and results of operations by driving down quality and price levels for services and repairs. In the United States and Europe, ISOs have been increasing pressure for greater access to OEM service tools, parts, documents, software updates, and training.

Our inability to obtain and maintain regulatory authorizations for and supply commercial quantities of our offerings as quickly and effectively as our competitors could limit market acceptance. Furthermore, our markets are continually evolving and thus revenues and income are difficult to forecast. Any of these competitive factors could adversely affect our pricing, margins, and market share and have a material adverse effect on our business, cash flows, financial condition, results of operations, or prospects.

Our business dealings involve third-party partners in various markets, and the actions or inactions of these third parties could adversely affect our business.

Our business dealings involve third-party partners such as distributors, dealers, wholesalers, packagers, resellers, agents, and others. In turn, these parties may use sub-parties. Such dealings expose us to known and unknown risks, including risks related to economic, political, and regulatory environments; performance and quality control; business continuity in the event of termination; conflicts of interest; and legal and regulatory violations committed by these third parties or their sub-parties, which may not be subject to our control. These third parties may suffer or cause us to suffer commercial, financial, or reputational harm or violate local laws or regulations, each of which may be outside of our control and could jeopardize our ability to continue doing business in these markets or cause our relationships to deteriorate. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or reputation.

Our inability to complete acquisitions or to successfully integrate acquisitions could adversely affect our business.

Our business strategy includes the acquisition of technologies and businesses that expand or complement our existing business. Successful growth through acquisitions depends upon our ability to identify suitable acquisition targets or assets, conduct due diligence, negotiate transactions on favorable terms, and ultimately complete such transactions and integrate the acquired target or asset successfully, and will be subject, in certain circumstances, to the consent of GE under the Tax Matters Agreement, as discussed in “—Risks Relating to the Spin-Off.”

Acquisitions may expose us to significant risks and uncertainties, including:

•

competition for acquisition targets and assets, which may lead to substantial increases in purchase price or terms that are less attractive to us, including the use of our shares for payment of the purchase price;

•	dependence on external sources of capital, in particular to finance the purchase price of acquisitions;

•	rulings by certain antitrust or other regulatory bodies;

•	acquired companies’ previous failure to comply with applicable regulatory requirements;

•	failure to timely integrate acquired companies’ strategies, functions, and products into our own;

•	inability to produce products at increased scale or loss of previously available distribution channels;

•

heightened external scrutiny on acquired intellectual property rights, regulatory exclusivity periods, and confidentiality agreements, or lack of intellectual property rights for the acquired portfolio;

•	diversion of our management’s attention from existing operations to the acquisition and integration process;

•	a failure to accurately predict or to realize expected growth opportunities, cost savings, synergies, and market acceptance of acquired companies’ products;

•	a failure to identify significant non-compliant behaviors or practices by, or liabilities relating to, the acquisition target (or its agents) prior to acquisition;

•	successor liability imposed by regulators for actions by the target (or its agents) prior to acquisition;

•	expenses, delays, and difficulties in integrating acquired businesses into our existing businesses; and

•	difficulties in retaining key customers and personnel.

Various other assessments and assumptions regarding acquisition targets may prove to be incorrect, and actual developments may differ significantly from our expectations. The occurrence of any of the above in connection with any acquisition could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our inability to manage our supply chain or obtain supplies of important components or raw materials has and could continue to restrict the manufacture of products, cause delays in delivery, or significantly increase our costs.

We rely on the timely supply of components, products, services, and solutions. If suppliers fail to meet their delivery obligations, raise prices, or cease to supply to us, it may continue to cause delays in delivery or significantly increase our costs. If we lose suppliers, if their operations are substantially interrupted, if their prices continue to increase significantly due to inflationary pressures, or if any of them fail to meet performance or quality specifications, we may be required to identify and qualify one or more replacement suppliers. This also may require us to redesign or modify our products to incorporate new components and obtain regulatory authorization, qualification or certification of these redesigned or modified products. The COVID-19 pandemic has resulted, and may continue to result, in the inability of many of our suppliers to deliver components or raw materials on a timely basis. We anticipate these, and other supply chain pressures across our business, will continue to adversely affect our operations and financial performance for some period of time. Further, while we make efforts to diversify our suppliers, in many instances there may be a single source or sole supplier with no alternatives yet identified. Our dependence on such single or sole source suppliers subjects us to possible risks of shortages, interruptions, and price fluctuations.

Disruptions or loss of any of our single, or sole-sourced suppliers or capacity limitations of the suppliers for components could increase our costs, curtail growth opportunities, cause material delays, and adversely impact our business, financial results, and customer relationships. Supply chain interruptions or price increases in certain key countries, including China, could have a similar adverse effect on our business.

We rely upon supplies of certain raw materials, including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that to continue in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business results, cash flows, and financial condition.

The risks of disruption described above, including war, natural disasters, climate change-related physical and transitional risks, actual or threatened public health emergencies, or other business continuity events, could adversely affect our operations and limit our ability to meet our commitments to customers or significantly impact our financial results and condition.

We have replaced certain internal capabilities with outsourced products, services, or solutions. These processes may result in increased dependency on external suppliers. Failure of third-party suppliers to establish and comply with required quality management systems may also lead to withdrawals of our certifications or authorizations required for market access in certain jurisdictions. Such supplier failures may prevent us from meeting customer requirements in a timely manner, which could result in damages or other claims, order cancellations, loss of market share, and damage to our reputation. Shortages or delays could adversely affect our business. A general shortage of materials or components also poses the risk of unforeseeable fluctuations in prices and demand. Any of the above factors could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Any interruption in the operations of our manufacturing facilities may impair our ability to deliver products or provide services.

We are dependent on our global production and operating network to develop, manufacture, assemble, supply, and service our offerings. A work stoppage, labor shortage, or other production limitation, including import or export restrictions and transportation issues, among others, could occur at our manufacturing facilities and negatively impact our reputation and market position for several reasons, including as a result of regulatory enforcement actions, tight credit markets, or other financial distress, production constraints or difficulties, unscheduled downtimes, war, severe weather and natural disasters, fires and explosions, accidents, mechanical failures, unscheduled downtimes, pandemics, civil unrest, strikes, unpermitted releases of toxic or hazardous substances, other EH&S risks, sabotage, cybersecurity attacks, riots, or terrorist attacks.

Any significant event affecting one of our production or operating facilities may result in a disruption to our ability to supply customers, and standby capacity necessary for the reliable operation of the facility may not be sufficiently available. The impact of these risks is heightened if our production capacity is at or near full utilization (or if we lack alternative manufacturing sites) and could result in our inability to accept orders or deliver products in a timely manner. Additionally, significant capital investment to increase manufacturing capacity may be required to expand our business or meet increased demand for our products in the future. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We rely on third parties to perform logistics and transportation functions on our behalf, and disruptions at our logistics providers could adversely affect our business.

Third-party logistics providers perform our logistics, shipping, and transportation functions. If any of our logistics providers fails to honor a contractual relationship with us, suffers a business interruption, or experiences delays, disruptions, or quality control problems in its operations, including due to pandemics, regional conflicts, natural disasters, or extreme weather events, or if we have to change and qualify alternative logistics providers for our products, shipments to our customers may be delayed. Increased costs and delays, including as a result of disruptions in transportation lines, international air freight capacity limitations, driver and truck capacity limitations in certain markets, airport and port congestion, and delays in customs processes, could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We have and will assume significant net liabilities with respect to our postretirement benefit plans, including increases in pension, healthcare, and life insurance benefits obligations, and the actual costs of these obligations could exceed current estimates, which are reliant on GE’s estimates and assumptions.

After the Spin-Off, we expect that our total postretirement benefit plans’ net liabilities for our employees, our former employees and certain legacy former employees unrelated to our core business and allocated to us by GE will be approximately $5.1 billion. These net liabilities arise under multiple benefit plans and statutory obligations in various countries. Increases in pension, healthcare, and life insurance benefits obligations and costs can adversely affect our earnings, cash flows, and financial condition. In addition, there may be upward pressure on the cost of providing healthcare benefits to current and future retirees and there can be no assurance that the measures we have taken to control increases in these costs will succeed and this could have a material adverse effect on our business results, cash flows, and financial condition. Most of the liabilities arise under pension plans, including defined benefit pension plans, either funded (or partly funded) with plan assets or unfunded.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. GAAP requires that we calculate income or expense for the plans using actuarial valuations, which reflect assumptions about financial markets, interest rates, discount rate, and the expected long-term rate of return on plan assets. We are also required to make an annual measurement of plan assets and liabilities, which may result in a significant reduction or increase in equity. The factors that impact our pension calculations are subject to changes in key economic indicators, and future decreases in the discount rate or low returns on plan assets can increase our funding obligations and adversely impact our financial results and financial conditions. In addition, although U.S. GAAP expense and pension funding contributions are not directly related, key economic factors that affect U.S. GAAP expense would also likely affect the amount of cash we would be required to contribute to pension plans under ERISA. Failure to achieve expected returns on plan assets driven by various factors, including sustained market volatility, could also result in an increase in the amount of cash we would be required to contribute to pension plans.

The defined benefit obligation is determined by actuarial assumptions such as the rate of compensation increase or pension progression rate and biometric factors (such as participant mortality), as well as the discount rate applied. The basis for determining the discount rate is in principle the yield on high-quality corporate bonds. A change of the discount rate and changes of the assessments of market yields used, respectively, may result in significant changes to the defined benefit obligation. Differences between actual experience and the predicted actuarial assumptions, discount rates, and investment performance on plan assets can affect defined benefit plan liabilities.

We will assume certain liabilities from GE in connection with the Spin-Off, including some liabilities unrelated to our core business. For example, we will retain and assume responsibility for certain liabilities for pension, healthcare, and life insurance benefits previously granted to GE employees, including our employees, our former employees, and certain other legacy former employees unrelated to our core business and allocated to us by GE. We currently rely on estimates and assumptions made by GE with respect to the scope, probability, and magnitude of these liabilities. Such estimates and assumptions involve complex judgments which are difficult to make. Actual developments may differ from estimates and assumptions, thereby resulting in an increase or decrease in our actual obligations for these liabilities. Changes in economic conditions, financial markets, investment performance, or legal conditions governing these liabilities can result in significant increases or decreases in the size of our actual obligations over time. Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Furthermore, accounting standards and legal conditions governing our pension obligations are subject to changes in applicable legislation, regulations, or case law. We cannot provide any assurance that we will not incur new or more extensive pension obligations in the future due to such changes.

Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. For a discussion regarding how our financial statements have been and can be affected by our pension and healthcare benefit obligations, see Note 10, “Postretirement Benefit Plans” to the audited combined financial statements included elsewhere in this Information Statement.

If we are unable to attract or retain key personnel and qualified employees, or maintain relations with our employees, unions, and other employee representatives, it could adversely affect our business.

There is substantial competition for key personnel, senior management, and qualified employees in the healthcare industry and we may face increased competition for such a highly qualified scientific, technical, clinical, and management workforce in a highly competitive environment. There can be no assurance that we will be successful in retaining existing personnel or recruiting new personnel.

Certain of our employees in the United States and elsewhere are covered by collective bargaining agreements. These agreements typically contain provisions regarding the general working conditions of our employees, including provisions that could affect our ability to restructure our operations, close facilities, or reduce our number of employees. We may not be able to extend existing collective bargaining agreements or, upon the expiration of such agreements, negotiate such agreements in a favorable and timely manner or without work stoppages, strikes or similar actions.

The loss of one or more key employees, our inability to attract or develop additional qualified employees, any delay in hiring key personnel, any deterioration of the relationships with our employees, unions, and other employee representatives, or any material work stoppage, strike, or similar action could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The global COVID-19 pandemic has had and may continue to have a material adverse impact on our business, as well as on the operations and financial performance of some of the customers and suppliers in industries that we serve.

Some of our operations and financial performance since early 2020 have been negatively impacted by the COVID-19 pandemic that has caused, and may continue to cause, a slowdown of economic activity (including volatility in demand for our products, services, and solutions), disruptions in global supply chains, and significant volatility in financial markets. As the COVID-19 pandemic continues to affect economic activity globally or in various regions, the extent to which this will adversely impact our future operations and financial performance is uncertain. Across all of our businesses, we have experienced and expect to continue to experience operational challenges from the need to protect employee health and safety, site shutdowns, workplace disruptions, and restrictions on the movement of people, raw materials, and goods (both at our own facilities and at those of our customers and suppliers), global supply chain disruptions, and price inflation. We also have experienced, and may continue to experience, unpredictable demand for our products, services, and solutions, customer requests for potential payment deferrals or other contract modifications, supply chain under-liquidation, delays of deliveries and the achievement of other billing milestones, delays or cancellations of new projects and related down payments, and other factors related, directly and indirectly, to the COVID-19 pandemic’s effects on our customers that adversely impact our businesses.

The ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited to: the severity and duration of the pandemic; the impact of coronavirus variants and resurgences; governmental, business, and individuals’ actions in response to the pandemic; the impact of the pandemic on global and regional economies, travel, and economic activity; the development, availability, and public acceptance of effective treatments or vaccines; our employees’ compliance with vaccine mandates that may apply in various jurisdictions; the availability of federal, state, local, or non-U.S. funding programs; global economic conditions and levels of economic growth; and the pace and extent of the ultimate recovery from the COVID-19 pandemic. A number of accounting estimates that we make have been and will continue to be affected by the COVID-19 pandemic and uncertainties related to these and other factors, and our accounting estimates and assumptions may change over time in response to COVID-19 (see Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements included elsewhere in this Information Statement). As the COVID-19 pandemic continues to adversely affect our operating and financial results, it may also have the effect of heightening many of the other risk factors described below.

Risks Relating to Technology and Intellectual Property

Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

To remain competitive, we must continue to launch new products, services, and solutions, requiring substantial investment in research and development. If we cannot successfully introduce new offerings that address the needs of our customers, our offerings may become obsolete, and business results, cash flows, and financial condition could suffer.

Many of our offerings have lengthy development and commercialization cycles. Promising new products, services, and solutions may fail to reach the market or may only have limited commercial success because of safety or efficacy concerns, failure to achieve positive outcomes, inability to obtain necessary regulatory authorizations, or third-party reimbursement decisions. Additionally, new offerings may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors’ innovations or reverse engineering efforts. It is uncertain when or whether our products, services, or solutions currently under development will be launched or will be commercially successful. Any of these developments may have a material adverse effect on our business results, cash flows, financial condition, and prospects.

We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

We place considerable emphasis on obtaining, maintaining, and using our intellectual property to support our business strategy. We pursue intellectual property protection in key jurisdictions to protect our R&D investment and limit the risk of infringing third-party intellectual property rights. However, we cannot assure that our means of obtaining, maintaining, and enforcing our intellectual property rights will be adequate to maintain a competitive advantage.

The laws of many jurisdictions may not protect our intellectual property rights or provide an adequate forum to effectively address situations where our intellectual property rights have been compromised. Furthermore, protecting against the unauthorized use of proprietary technology is difficult and expensive and we may need to litigate with third parties to enforce or defend patents issued to us or to determine the enforceability and validity of our proprietary rights or those of others. Determining whether an offering infringes, misappropriates, or otherwise violates a third party’s intellectual property rights involves complex legal and factual issues, and the outcome of this type of litigation is often uncertain and inconsistent. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business.

From time to time, we receive notices from third parties asserting infringement, misappropriation, or violation of their intellectual property rights. We are also subject to lawsuits alleging infringement, misappropriation, or other violation of third-party intellectual property rights. When such claims are asserted against us (or to avoid such claims), we may seek to license the third party’s intellectual property rights, which may be costly. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we are unable to obtain an adequate license, we may be subject to lawsuits seeking damages or an injunction against the manufacture, import, marketing, sale, or operation of our offerings or against the operation of our business as presently conducted. We do not maintain insurance for claims or litigation involving the infringement, misappropriation, or other violation of intellectual property rights. Regardless of the merits or outcome, the resolution of any intellectual property dispute could require significant financial and management resources.

Adverse judicial rulings or our entry into any license or settlement agreement in connection with third-party claims could affect our ability to compete and have a material adverse effect on our business results, cash flows, financial condition, or prospects. Our agreements with our customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of intellectual property claims. We may not always be successful in limiting our liability with respect to such obligations and could become subject to large indemnity payments or damages claims from contractual breach, which could harm our business results, cash flows, financial condition, or prospects.

Furthermore, protecting confidential information and trade secrets can be difficult and, even if a successful enforcement action is brought, such action may not be effective in protecting our intellectual property rights. Additionally, the increased sharing of our data with third parties as a result of right to repair legislation could increase the risk of loss or damage to our intellectual property. If we cannot adequately obtain, maintain, protect, or enforce our intellectual property rights, our competitors may be able to compete more successfully against us, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not receive protection for pending or future applications relating to intellectual property rights owned by or licensed to us and the claims allowed under any issued intellectual property rights may not be sufficiently broad to protect our products, services, solutions, and any associated trademarks. Products sold by our competitors may infringe, misappropriate, or otherwise violate intellectual property rights owned or licensed by us. Any issued intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable, or circumvented in litigation or other proceedings, and these limited intellectual property rights may not provide us with effective competitive advantages. Intellectual property rights may also be unavailable, limited, unenforceable, or practically unenforceable in some countries, and some governments may require us to transfer our intellectual property rights to local entities to do business in the jurisdiction, either of which could make it easier for competitors to capture increased market position and compete with us. We may also incur substantial costs to protect ourselves in litigation or other proceedings involving the validity and enforceability of our intellectual property rights. If claims against us are successful, we could lose valuable intellectual property rights. An unfavorable outcome in any such litigation could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We do not own the GE trademark or logo and will enter into a Trademark License Agreement with GE as of or prior to the date of the completion of the Spin-Off, pursuant to which GE will grant us a license to use specified trademarks, which will include the GE Monogram and the “GE HealthCare” word mark for use in connection with certain of our products, services, and solutions, as well as the right to use the GE brand in connection with certain legal entity names within our corporate structure. GE owns and controls the GE brand, and the integrity and strength of the GE brand will depend in large part on the efforts and businesses of GE and other licensees of the GE brand and how the brand is used, promoted, and protected by them, which will be outside of our control. Furthermore, there are certain circumstances under which the Trademark License Agreement may be terminated. Termination of the Trademark License Agreement would eliminate our rights to use the specified trademarks granted to us under this agreement and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Trademark License Agreement, which would require us to change our corporate name and undergo significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

We manufacture and sell products that rely upon software and computer systems to operate properly and process and store confidential information. Our products often are connected to, and reside within, our customers’ information technology (“IT”) infrastructures. In some jurisdictions, we are expected to design our products to include appropriate cybersecurity protections, and regulatory authorities review such protections when granting marketing authorizations. While we seek to protect our products and IT systems from unauthorized access, these measures may not be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, increase in sophistication, and often are not recognized until launched against a target. These risks apply to our installed base of products, products we currently sell, new products we will introduce in the future, and older technology that we no longer sell or service but remains in use by customers. Additionally, we offer software, cloud, and edge products that are developed by, reside with, or are hosted by third-party providers. A cybersecurity breach of our systems or products, our customers’ or service providers’ network security and systems, or of other third-party services could disrupt treatment being delivered to patients or interfere with our customers’ operations, and could lead to the loss of, damage to, or public disclosure of our employees’ and customers’ stored information, including personal data. Such an event could have serious negative consequences, including alleged customer or patient harm, obligations to notify enforcement authorities or users of our products, voluntary or forced recalls of or modifications to our products, regulatory actions, fines, penalties and damages, reduced demand for or use of our offerings by customers, harm to our reputation, and time-consuming and expensive litigation, any of which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

IT helps us operate efficiently, support our customers, maintain financial accuracy, and produce our financial statements. There are increasingly large volumes of information, including patient data, being generated that need to be securely processed and stored by healthcare organizations. However, like most multinational corporations, our IT systems have been subject to computer viruses, malicious code, unauthorized access, and other cyber-attacks. There has been an increase in the frequency and sophistication of the data security threats we and our service providers face. We may also be exposed to a more significant risk if such actions are taken by state or state-affiliated actors. The objectives of these cyber-attacks vary widely and may include, among other things, unauthorized access to personal, customer, or third-party information, disruptions of operations and the provision of services to customers, or theft of intellectual property or other sensitive assets or information belonging to us, our business partners, or customers. As such attacks become more effective, the risks in this area continue to grow. Although we have back-up systems in place, they may not be adequate in the event of a failure or interruption. We could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss, loss of customers, reputational damage, or the loss of or damage to intellectual property or other proprietary information, litigation, investigation and possible liability to employees, customers, suppliers, patients, and regulatory authorities as a result of a successful cyber-attack. Further, our ability to effectively plan, forecast, and execute our business plan and comply with applicable laws and regulations may be impaired by such cyber-attacks. Any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects, and the timeliness of reporting our operating results.

We rely on software, hardware, and other material components from a number of third parties to manufacture our products. If a material cyber incident impacting a supplier were to result in its prolonged inability to manufacture and/or ship such components, this could impact our ability to manufacture our products. In addition, third-party sourced software components, malicious code, or a critical vulnerability emerging within such software could expose our customers to increased cyber risk. From a cybersecurity perspective, for the former, we address these risks through our robust supplier cybersecurity assessment process though which suppliers are classified by risk, assessed and approved prior to onboarding (per standards including ISO 27001 and NIST 800-53) and, for critical suppliers, continuously monitored through the use of third-party services to identify fluctuations in security posture. For the latter, we address potential software vulnerability risks through robust pre-market verification, validation, and security testing (including both internal and industry-leading third-party security testing) and our post-market vulnerability management program with response service level agreements and safety risk integration, continuous vulnerability intake, and assessment from relevant sources, coordinated vulnerability disclosure program, and customer security portal for vulnerability communication and related information. While we have undertaken these efforts to mitigate cybersecurity risks, these efforts may not prevent all incidents.

If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation, and potential notification of the breach to customers, regulators, and counterparties could be material. In addition, our remediation efforts may not be successful. We currently maintain data privacy and IT security insurance; however, such coverage may be inadequate. In addition, the market for such insurance continues to evolve and, in the future, our data privacy and IT security insurance coverage may be prohibitively expensive or not available on acceptable terms or in sufficient amounts, or at all.

We are subject to stringent privacy laws and information security policies and regulations.

Our products and systems receive, generate, and store significant volumes of sensitive information, such as employee, customer, patient, and other personal data. Moreover, our digital ecosystem, which is intended to provide our customers with greater access to a broad array of personal and sensitive information to improve delivery of care to their patients, heightens our risks associated with the protection of such information. We have legal and contractual obligations regarding the protection of confidential and personal information and the appropriate collection, use, retention, protection, disclosure, transfer, and other processing of such data. We are subject to various privacy law regimes in the different jurisdictions in which we operate, including comprehensive regulatory systems in Europe, Latin America, and Asia Pacific and sector-specific requirements in the United States. Certain international jurisdictions have enacted or are enacting data localization laws mandating that certain types of data collected in a particular jurisdiction be physically stored within that jurisdiction.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information and Technology for Economic and Clinical Health Act (collectively, “HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (“protected health information” or “PHI”), require the implementation of safeguards to protect the privacy and security of PHI and ensure the confidentiality, integrity, and availability of electronic PHI, and require the provision of notice in the event of a breach of PHI. If we are unable to properly protect the privacy and security of PHI, we could face liability for breach of our contracts with our customers. Further, if we fail to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, there are also various state-level laws (e.g., the California Consumer Privacy Act), both enacted and proposed, that we must monitor for applicability and impact to our business and implement necessary controls and other requirements (if applicable).

In addition, we are subject to the laws and regulations of foreign jurisdictions including, without limitation, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) in the European Union (the “EU”) and the United Kingdom (“U.K.”) data protection legislation (including the GDPR, as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the “U.K. GDPR”) and the U.K. Data Protection Act 2018 (the “U.K. Data Protection Act”)). The GDPR contains robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for company data protection compliance programs, and a prohibition on the transfer of personal data from the EU to other countries whose laws do not protect personal data to an adequate level of privacy or security (unless you maintain an approved cross-border transfer mechanism, such as the binding corporate rules for personal data transfers). Data protection authorities have the power to impose substantial administrative fines for violations of the GDPR and the U.K. GDPR. Such penalties are in addition to any civil litigation or damages from claims by data controllers, customers, and data subjects. If we fail to comply with the GDPR, the U.K. GDPR, and the U.K. Data Protection Act, we could face fines and penalties.

In China, we are subject to laws and regulations governing both the use and disclosure of confidential patient medical information that may become more restrictive in the future, including restrictions on transfer of healthcare data (e.g., China Personal Information Protection Law). In China, we are also subject to the Cyber Security Law of China and accompanying regulations (collectively, the “CS Law”), which designates healthcare as a priority area that is part of critical information infrastructure and has recently increased privacy protections. Some of our products may be required to comply with detailed standards or guidance documents on cybersecurity and privacy issued by various regulatory authorities. Should the privacy or cybersecurity regime in China become more stringent, we could be required to implement additional safeguards and systems, which could be costly and cause disruption to our business in China.

In addition, privacy laws and regulations in other regions of the world, such as Asia and Latin America, are becoming stricter and may potentially impose additional requirements on our business (e.g., Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoias)), and certain jurisdictions have implemented data localization laws which can be costly and operationally difficult to satisfy. We cannot be sure how these laws and regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures, and systems. If we or third parties fail to adequately safeguard confidential personal data, or if such information or data are wrongfully used by us or third parties or disclosed to unauthorized persons or entities, such an event could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our increasing focus on and investment in cloud, edge, artificial intelligence, and software offerings presents risks to our business. We may not be successful in driving the successful global deployment and customer adoption of digital offerings.

A growing part of our business involves cloud, edge, and software solutions, and we are devoting significant resources to develop and deploy such strategies. Our success with these solutions will depend on the level of adoption of our offerings. We incur costs to develop cloud, edge, and software solutions and to build and maintain infrastructure to support cloud and edge computing offerings. Success with these solutions depends on execution in many areas, including:

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establishing and maintaining the utility, compatibility, and performance of our cloud, edge, and software solutions (including, the reliability of our third-party software vendors, network, and cloud providers) on a growing array of medical devices, software, and equipment;

•	continuing to enhance the attractiveness of our solutions to our customers, while ensuring these solutions meet their reliability and security expectations; and

•	ensuring these solutions meet regulatory requirements, including obtaining marketing authorizations when required.

It is uncertain whether our strategies will attract customers or generate revenue required to succeed in this highly competitive and rapidly changing market. We commit substantial efforts, funds, and other resources to R&D and IT infrastructure for our digital offerings, and the risk of failure is inherent. Even where our digital offerings satisfy applicable regulations and reimbursement policies, customers may not adopt them due to concerns about the security of personal data or the absence of digital infrastructure to support and effectively use the offerings, a hesitancy to embrace new technology, or for other reasons. We also may not effectively execute organizational and technical changes to accelerate innovation and execution. In a number of countries, certain cloud, edge, and software solutions are restricted areas of foreign investment. Collaborating with a domestic qualified third party will increase the costs and may create uncertainties in such jurisdictions. The legality or validity of any collaboration may be challenged or subjected to scrutiny in such jurisdictions and the relevant governmental authorities have broad discretion in addressing such arrangements. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Cloud, edge, and software solutions in healthcare must comply with stringent regulations, including certification requirements, in many of the countries in which our customers are located, particularly in relation to obtaining, using, storing, and transferring personal data. Our software solutions must be compliant with applicable regulations in the country in question before we can launch our offerings. In some jurisdictions, we must obtain marketing authorizations before commercializing software solutions. Ensuring such regulatory compliance may take longer or cost more than expected or require that design changes be incorporated into our offerings. In addition, changes to reimbursement policies for digital healthcare offerings could potentially lead to delays and additional expense. The inability of customers to obtain adequate reimbursement from private and governmental third-party payers could adversely affect purchasing decisions and prices and cause our revenue and profitability to suffer.

We are building AI into many of our digital offerings, which presents risks and challenges that could affect its acceptance, including flawed AI algorithms, insufficient or biased datasets, unauthorized access to personal data, lack of acceptance from our customers, or failure to deliver positive outcomes. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, as well as their adoption, subjecting us to competitive harm, legal liability, regulatory actions, and reputational harm. In addition, some AI scenarios present ethical, privacy, or other social issues, risking reputational harm. We have safeguards designed to promote the ethical implementation of AI but these safeguards may not be sufficient to protect us against negative outcomes. The occurrence of any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Legal Risks

The failure to comply with the FCPA and similar anti-corruption and anti-bribery laws globally has resulted and could continue to result in civil or criminal sanctions and adversely affect our business.

The FCPA, the U.K. Bribery Act of 2010 (“UKBA”), and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from offering and making corrupt payments to or otherwise engaging in bribery of government officials. We operate in many parts of the world that have experienced elevated levels of public sector corruption. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the United States are with governmental entities, the employees of which may be considered government officials under such laws. Many anti-corruption laws, such as the UKBA, also prohibit bribery of private sector individuals, and thus extend far beyond interactions with government officials. We also are subject to the FCPA’s accounting provisions, which require us to keep accurate books and records and to maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances of management’s control, authority, and responsibility over our assets. Non-U.S. companies, including some of our competitors, may not be subject to the provisions of the FCPA. If these competitors engage in corrupt practices, they may gain a business advantage.

Global enforcement of anti-corruption laws has increased substantially in recent years, with more frequent voluntary self-disclosure by companies, aggressive investigations (including coordinated investigations across countries and governmental authorities) and enforcement proceedings by U.S. and non-U.S. governmental agencies, and assessment of significant civil and criminal fines, penalties, and other sanctions against companies and individuals. Companies in the healthcare sector have been a particular focus of government enforcement in recent years. We also face the risk of unauthorized payments, offers of payments or requests for payments being made by our employees, intermediaries, channel partners and their sub-parties, customers or customer representatives, consultants, or other representatives. We may face liability under anti-corruption laws based upon the actions or inactions of these parties even when they are not subject to our control and/or are not contractually bound to us. We may also face liability from employee misconduct, such as fraud, which cannot always be deterred or prevented. Enforcement of anti-corruption laws in the healthcare industry in recent years has focused on international operations, particularly in countries such as China, Brazil, Mexico, and Russia. China’s anti-corruption agency, the National Supervisory Commission, has the power to investigate government officials and individuals employed by state-owned entities and public institutions and to collect evidence (including from private companies and individuals), seize assets, and recommend cases for prosecution. In recent years, the Chinese judicial branch has publicly disclosed an increasing number of judgments against government officials and others found to have engaged in corruption and other misconduct across many industries; certain of these judgments contain references that identify some of our products, employees, and channel partners. We review these judgments and other concerns we identify and conduct internal inquiries where appropriate. Additionally, 2018 amendments to China’s Anti-Unfair Competition Law revised the definition of commercial bribery to include conduct “seeking transaction opportunities or competitive advantage.” Consequences for violations include civil, administrative, and criminal penalties for businesses that commit acts of unfair competition (including commercial bribery).

It is our policy to develop and implement safeguards and to educate our employees and certain third parties concerning these legal requirements and to prohibit improper practices. However, our existing safeguards and any future improvements may not always be effective, and employees or certain third parties may engage in conduct for which we may be held responsible or suffer reputational harm.

Any alleged or actual violations of these laws or regulations may subject us to government scrutiny, criminal, civil or administrative sanctions, stockholder lawsuits, reputational damage, and other liabilities. In some instances, we make self-disclosures to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. A violation of certain anti-corruption laws could result in exclusion from government healthcare programs. In addition, governmental entities may seek to hold us liable for violations committed by any companies in which we invest or that we may acquire. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.

The commercial practices of companies selling medical devices, pharmaceutical products, and related services and other arrangements with customers are generally subject to various U.S. federal, U.S. state, and foreign healthcare laws intended to prevent fraud and abuse in the healthcare industry and protect the integrity of government healthcare programs. These laws include anti-kickback laws and false claims laws. Anti-kickback laws, such as the U.S. Anti-Kickback Statute (“AKS”), generally prohibit anyone from soliciting, offering, receiving, or paying any remuneration to generate or reward business, including the purchase of a particular product or service for which payment may be made under a federal healthcare program. The U.S. Department of Justice has interpreted the AKS to cover any arrangement where one purpose of the remuneration is to induce or reward referrals of products or services reimbursable under U.S. federal healthcare programs. False claims laws generally prohibit anyone from knowingly presenting, or causing to be presented, any claims for payment for goods or services to third-party payers that are false or fraudulent. Claims generated as a result of kickbacks may be treated as false or fraudulent. In the U.S., the False Claims Act (“FCA”) imposes civil liability on any person or entity that submits, or causes the submission of, a false or fraudulent claim to the U.S. government. The FCA also allows a private individual or entity with knowledge of past or present fraud against the federal government to sue on behalf of the government to recover civil penalties and treble damages. In certain cases, manufacturers have entered criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts, and entered into corporate integrity agreements that require, among other things, substantial ongoing reporting, monitoring, and other remedial actions.

We often enter complex contractual research agreements, collaborations, and similar arrangements with our customers and other healthcare professionals. These arrangements may result in transfers of value from us to our customers and other healthcare professionals (and vice versa), which require appropriate implementation to ensure compliance with anti-kickback and false claims laws and regulations. While we have policies and procedures in place to comply with these laws and regulations, a failure by any of our employees or agents to abide by such policies and procedures could result in potential criminal or civil penalties and damages against us, which may include treble damages, fines, or penalties under the FCA. Addressing such claims could generate significant expenses and take up significant management time, even if such claims are without merit.

If we are not successful in defending ourselves, violations of fraud and abuse laws could have a significant impact on our business, including the potential imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. The U.S. federal government, various states, and certain foreign governments have also enacted other laws to regulate the sales and marketing practices of companies selling medical devices, pharmaceutical products, and related services. These laws and regulations generally define permissible and impermissible financial interactions between manufacturers or service providers and healthcare providers, require disclosure to the government and public of such interactions, and require the adoption of compliance standards or programs. Individual U.S. states have become active in seeking to regulate the marketing of medical devices, pharmaceutical products, and related services under state consumer protection and false advertising laws. Other laws require disclosure of certain interactions with, or payments to, healthcare providers (e.g., U.S. Physician Payments Sunshine Act (“Sunshine Act”)). Given the evolving nature of these laws, their implementation, and increasing enforcement activity, compliance efforts can be resource-intensive and costly, and we could be subject to penalties and damages if the government finds deficiencies. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.

We are subject to antitrust and competition laws, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, acquisitions of competitors, and other practices that have, or may have, an adverse effect on competition. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Increased government scrutiny of our actions or enforcement or private rights of action could adversely affect our business or damage our reputation. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

From time to time, we enter into collaborations, licensing arrangements, joint ventures, or strategic alliances with third parties to complement or augment our capabilities, including in research and development, product development, manufacturing, and marketing. Evaluating, appropriately structuring, negotiating, and implementing such arrangements may be a lengthy and complex process and must meet with applicable business, legal, and compliance requirements. Other companies may compete with us for these opportunities. As a result, we may not identify, secure, or complete such arrangements in a timely manner, on a cost-effective basis or on otherwise favorable terms, if at all.

We may not realize the expected benefits from these arrangements. We may not be able to exercise sole decision-making authority regarding any such collaboration, licensing arrangement, joint venture, or strategic alliance. This could create the risk of impasses on decisions, given that our partners in these arrangements may have economic or business interests that diverge from our interests. Conflicts may arise in these arrangements concerning the achievement of performance milestones or the interpretation of significant terms under any agreement (including financial obligations), termination rights, or the ownership or control of intellectual property developed during the arrangement. Our partners may suffer adverse commercial, financial, or legal circumstances that are outside of our control and may jeopardize their success, our partners may terminate their relationships with us, or breakdowns in these relationships may give rise to disputes. Given the potentially different interests of the parties involved, we could suffer delays in product development or other operational difficulties.

These arrangements may require us to incur non-recurring and other charges, increase expenditures, or disrupt our ordinary business activities. These arrangements may expose us to known and unknown risks, including unique risks with respect to the economic, political, and regulatory environment of any foreign entities with which we partner, quality control, and legal and regulatory violations committed by partners whose actions are outside of our control. See “—Risks Relating to Quality, Regulation, and Compliance.” Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to laws and regulations governing government contracts, public procurement, and government reimbursements in many jurisdictions, as to which the failure to comply could adversely affect our business.

We have agreements relating to the sale of our offerings to government entities around the world. Additionally, we are directly or indirectly subject to government policies governing reimbursement for healthcare procedures and services. As a result, we are subject to various statutes and regulations in a variety of jurisdictions that apply to companies doing business with the government. The laws governing government contracts can differ from the laws governing private contracts and government contracts may contain terms and conditions that are not applicable to private contracts or that expose us to higher levels of risk and potential liability than non-government contracts. Similarly, most jurisdictions have public procurement laws and reimbursement policies that set out rules and regulations for purchases and reimbursements by governmental entities. These jurisdictions may modify their laws, policies, rules, or regulations, or impose new requirements that could adversely affect our business. We are subject to investigation for non-compliance with the regulations governing government contracts, public procurement, and government reimbursements. A failure to comply with these regulations could result in suspension of these contracts, delayed or reduced payment, criminal, civil, or administrative penalties, contract termination, reputational harm that diminishes our ability to successfully compete for new government work, or debarment.

For contracts with the U.S. federal government, with certain exceptions, we must comply with the Federal Acquisition Regulation and applicable agency rules, the Procurement Integrity Act, the Buy American Act, and/or the Trade Agreements Act. Because the use of our products, services, and solutions is often reimbursed by the U.S. federal government through Medicare and Medicaid, we must comply with the AKS, the Sunshine Act, and the FCA. See “—We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.” We must also comply with various other domestic and foreign government regulations and requirements as well as various statutes related to employment and labor practices, supply chain requirements, reporting and disclosure obligations, EH&S matters, recordkeeping, and accounting. Certain countries impose additional requirements on government suppliers as a prerequisite to doing business in the country. These can include, among other things, local headcount requirements, local manufacturing and supplier requirements, and technology or intellectual property transfers.

China has a government-run procurement system for public hospitals to obtain medical devices and drugs. The system for reimbursing the costs of these medical devices and drugs for patients is also set by the central and local governments. Medical device and drug distribution chains may be restricted in certain provinces by a policy that requires that at most two tax invoices may be issued throughout the distribution chain, which effectively prohibits sale of products through multi-layer distributors (even between wholly owned subsidiaries). The continued existence, and any expansion and tightening, of this policy, could present significant challenges for our products to reach a larger geographic area in China. Failure to comply with this policy may preclude us from participating in the government-run procurement processes with public hospitals or result in our disqualification from engaging in medical device or product sales to public hospitals in a certain locality. These regulations and requirements affect how we transact business with our clients and, in some instances, impose additional costs and risks on our business operations.

Additionally, some governmental entities, including the U.S. federal government, can terminate contracts for their convenience or for our default. These governmental entities may also be subject to continued legislative funding approval. Early termination for convenience of one or more of our contracts, or a change in a government customer’s funding levels, could impact our expected revenues. See “—Demand for some of our products depends on capital spending policies of our customers and on government funding policies.” A termination for default of one or more of our contracts could subject us to penalties and damages resulting from the default, including costs for the governmental entity to reprocure the items under contract, in addition to other penalties previously listed.

The U.S. federal government could also invoke the Defense Production Act (“DPA”), requiring that we accept and prioritize contracts for materials deemed necessary for national defense, regardless of loss in revenue incurred on such contracts. In such circumstances, we may be required to reallocate time and resources away from our customers to fulfill U.S. federal government requests under the DPA. This could cause us to be unable to fulfill contractual obligations to non-U.S. federal government customers and harm long-term business relationships with our customers, suppliers, and channel partners, which could adversely affect our business.

We are also subject to government audits, investigations, and oversight proceedings. Efforts to ensure our business arrangements comply with applicable laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future laws and regulations. If any such actions are instituted against us, defense can be costly, time-consuming, and may require significant financial and personnel resources. If we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs (including Medicare and Medicaid in the United States), contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. In addition, any of our government contracts could be terminated or we could be suspended or debarred from all government contract work. Any of these risks could have a material adverse effect on our business, cash flows, financial condition, results of operations, or prospects.

Efforts by public and private payers to control the growth of healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect demand for our products, services, or solutions.

Sales of many of our offerings directly or indirectly depend on the availability of reimbursement and the amount of reimbursement that our customers may seek from various third-party payers, including government programs, authorities, or agencies (e.g., Medicare and Medicaid in the United States), and private health plans. In general, employers and third-party payers, particularly in the United States, have become increasingly cost-conscious, with higher deductibles imposed in many medical plans. The imposition of higher deductibles tends to inhibit individuals from seeking the same level of medical treatments as they might seek if the costs were lower, particularly in the medical diagnostic portion of our business. Third-party payers have also increased utilization controls related to the use of our offerings by healthcare providers.

Without adequate support from third-party payers, the market for our offerings may be limited and adversely impacted. Governments and other payers may institute changes in healthcare delivery systems that reduce funding for services or encourage greater scrutiny of healthcare costs. The ability of customers to obtain appropriate reimbursement for our offerings from third-party payers is critical to the success of medical technology companies because it affects which offerings customers purchase and the prices they are willing to pay. Some countries impose drug price controls or reimbursement limitations for pharmaceutical products. Even if we develop promising new offerings, we may find limited demand for the offerings unless reimbursement approval is obtained from third-party payers. Further legislative or administrative reforms that impact reimbursements or pricing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

In the United States, private third-party payers, although independent from Medicare, sometimes use portions of Medicare reimbursement policies and payment amounts in making their own reimbursement decisions. As a result, decisions by the Centers for Medicare and Medicaid Services (“CMS”) to reimburse for a diagnosis or treatment, or changes to Medicare’s reimbursement policies or reductions in payment amounts with respect to a diagnosis or treatment, sometimes extend to U.S. third-party payers’ reimbursement policies and amounts for that diagnosis or treatment. Decision-making by our U.S. customers is complicated by the uncertainty surrounding Medicare reimbursement rates for certain procedures. From time to time, CMS and third-party payers may review and modify the factors upon which they rely to determine appropriate levels of reimbursement for certain diagnosis or treatments. In China, government authorities control the inclusion or removal of drugs from the Essential Drug List and the National Reimbursement Drug List, which govern reimbursement under state-sponsored health plans. The removal or reclassification of our products on Chinese national or provincial lists can affect the reimbursement or reimbursement rate of our products in China. Any significant cuts in reimbursement rates or changes in reimbursement methodology or administration for procedures that use our offerings, or concerns or proposals regarding further cuts or changes in methodology or administration, could further increase uncertainty, adversely affect our customers’ decisions, reduce demand for our offerings, cause customers to cancel orders, and could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

We design, manufacture, sell, install, and service a wide range of products, including products and related services that are at the cutting edge of existing technologies and medical advances. Our products are used by healthcare providers to diagnose, monitor, and treat a wide range of medical conditions. We are required to comply with the highest quality standards in product manufacturing and quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our offerings, and assuring the safety and efficacy of our products. As a result, our business exposes us to potential product liability claims. Customers or their patients may bring product liability claims if our products fail, or allegedly fail, to perform as expected or show a failure rate that is higher than expected, or the use of our products results, or is alleged to result, in bodily injury, death, or property damage. Claims may allege that our products cause or result in alleged new disease states. Even if these or similar claims are without merit, they can result in costly and time-consuming litigation. We may also be exposed to claims or regulatory action if our products do not conform or are alleged not to conform to applicable product or design specifications, labeling, or manufacturing requirements. Quality issues could result in warranty, guarantee, or other claims, including with respect to performance guarantees under service contracts. Even if such non-conformance has no actual impact on the quality of our products, we may be exposed to claims, regulatory actions, or negative press reports, or may be required to modify our products or their labeling, conduct a recall or take other actions, any of which could adversely affect our reputation or our relationships with customers and users of our products.

Because some of our products are involved in the intentional delivery of radiation to the human body and other situations where people may be exposed to radiation, including X-rays, the possibility for significant bodily injury or death exists for the intended or unintended recipient of the delivery. Our products are used to diagnose and treat acutely ill patients and at critical moments in the patient care continuum, and the failure (or alleged failure) of our products to perform as expected in such moments could compromise patient treatment, which, depending on the circumstances, could be life-threatening to patients.

Product and other liability actions, claims or injunctions are subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. For these and other reasons, we may choose to settle product liability claims and other liability actions against us, regardless of their actual merit. If such action or injunction were finally determined adversely to us, it could result in significant damages and reputational harm, including the possibility of punitive damages, and our financial position could be adversely affected. Adverse publicity regarding patient outcomes, accidents, failure rates, misdiagnoses and resulting mistreatments, even ones that do not involve our products, could result in additional regulation of our products or the healthcare industry in general, cause reputational harm and adversely affect our ability to promote, manufacture and sell our products, even if the claims against us are later shown to be unfounded or unsubstantiated.

Moreover, if our products gain a reputation for being unreliable, unsafe, or ineffective, our relationships with governmental authorities may be adversely affected, which could result in increased scrutiny by regulatory authorities. In addition, if one of our products is determined to be defective (whether due to design, labeling, or manufacturing defects or other reasons) or found to be so by a regulatory authority, we may be liable for damages or fines or be required to correct, remove, or recall the product or notify competent regulatory authorities. See “—Risks Relating to Quality, Regulation, and Compliance.” The adverse publicity resulting from a recall could damage our reputation and cause customers to review and possibly terminate their relationships with us, potentially beyond the product that was the subject of the action. A correction, removal, or recall could consume management and employee time and adverse publicity, harm to our reputation, or increased regulatory scrutiny could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We maintain product liability insurance coverage, among other liability insurance coverage, which includes deductible amounts and self-insured retentions. Our insurance coverage may prove to be inadequate and future policies may not be available on acceptable terms or in sufficient amounts, if at all. If a material claim is successfully brought against us relating to a self-insured liability or a liability that is in excess of our insurance coverage, or for which insurance coverage is denied or limited, we could be required to pay substantial damages, which could have a material adverse effect on our business results, financial position, or prospects. Any litigation, investigation, or complaint and any adverse publicity surrounding such allegations or actions could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Moreover, we may face substantial liability to patients, customers, and others for damages resulting from the faulty, or allegedly faulty, design, manufacture, installation, servicing, support, testing, or interoperability of our products with other products, or their misuse or failure. Our products generally operate within our customers’ facilities and network systems. Human and other errors or accidents may occur during the operation of our products in complex environments, particularly where our products are used in conjunction with products from other vendors, where interoperability or data sharing protocols may result in unsatisfactory performance even though the equipment operates according to specifications. In addition, independent service organizations could fail to adequately perform their obligations or to properly service our products, which could subject us to further liability. We may also be subject to claims for property damage, economic loss, or bodily injury or death related to or resulting from the installation, servicing, and support of our products. Any accident, mistreatment, or related injury or death could cause us to incur legal costs, subject us to litigation, recall, or regulatory enforcement actions, or generate negative publicity and cause damage to our reputation, whether or not we or our products were at fault and could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may become involved in litigation, arbitration, and governmental proceedings, including those stemming from third-party conduct beyond our control.

We are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business and heightened scrutiny in the healthcare industry, including disputes with employees, competitors, customers, suppliers, competition authorities, regulators and other authorities, purported whistle-blowers, or regulatory agencies concerning allegations of, among other things, breaches of contract, product liability, product defects, intellectual property infringement, logistics or manufacturing related topics, quality regulations, EH&S or employment issues, termination of business relationship, or alleged or suspected violations of applicable laws in various jurisdictions. The outcome of pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts do occur. If such proceedings are determined adversely to us, we may be required to change our business practices or we may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt the operation of our business. Exposure to litigation or other government action, whether directed at us, our customers, suppliers, or channel partners, or our or their respective business partners, could also result in the distraction of management resources and adversely affect our reputation, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Like other companies in our industry, we are subject to investigations and extensive regulation by government agencies around the world. As a result, we have interactions with government agencies on an ongoing basis. Criminal charges and substantial fines or civil penalties, as well as limitations on our ability to conduct business in applicable jurisdictions, could result from government investigations. See Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies—Legal Matters” to the audited combined financial statements included elsewhere in this Information Statement.

General Risks

Global geopolitical and economic instability as well as continuing uncertainties and challenging conditions in regional economies could adversely affect our business.

We generate the majority of our revenue outside the United States and our business is sensitive to global economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government fiscal, tax, import and export, and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures, and other challenges that affect the global economy could adversely affect us and our customers, suppliers, and channel partners. Economic instability could also cause renewed uncertainty in global markets and the investment climate to deteriorate.

Our business is affected by global geopolitical conditions. Future geopolitical factors that have the effect of reducing capital expenditures generally, and for healthcare products, services, or solutions may negatively impact sales of our offerings and, as a result, make it more difficult for us to attract new customers, retain existing customers, or maintain sales at existing levels. In particular, the imposition of import and export restrictions and trade tariff developments have contributed to increased global economic uncertainty. In addition, the rise of economic nationalism could make it more difficult for us to attract new customers, retain existing customers, or maintain sales at existing levels in countries other than the U.S. Geopolitical and economic risks have increased over the past few years as a result of increasing trade tensions between the United States and China. Our operations expose us to the risk that increased trade protectionism from China or other nations may adversely affect our business. Any of these risks or the further deterioration of trade relations between countries could make our offerings more expensive or non-competitive in the affected countries. Growing tensions may also lead to a deglobalization of the world economy, a general reduction of international trade in goods and services, and a reduction in the integration of financial markets, any of which could materially and adversely affect our business results, cash flows, financial condition, or prospects.

Further risks stem from geopolitical tensions (such as in Cuba, Iran, Syria, Russia, and North Korea), the conflicts that may potentially arise, and economic sanctions imposed relating to such regions and persons included on sanctioned party lists. In particular, the conflict between Ukraine and Russia may negatively impact our revenue to the extent the conflict and the sanctions significantly impact our ability to sell products or services to customers in the affected regions or collect receivables from such customers. Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the United States and other countries preclude us from conducting business in the region. However, if the sanctions and other retaliatory measures imposed by the global community change, we may be required to cease or suspend our operations in the region or we may voluntarily elect to do so. We are continuously monitoring economic, political, and geopolitical developments to assess any potential future impact that may arise.

The impact of geopolitical and economic developments globally will depend on a number of factors, including the effectiveness of measures by central banks and financial authorities. Such developments may also result in or coincide with reduced budgets for capital equipment and services, particularly if it becomes more difficult for our customers to accurately forecast and plan future business activities. This, in turn, may cause our customers to reduce, delay, or abandon purchases of our offerings. An uncertain economic environment may also adversely affect our customers’ budgets and may result in pricing pressure, requests for extended warranty provisions, cancellation of service contracts, and could make it more difficult for us to collect outstanding receivables, especially in emerging markets. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Increasing attention to ESG matters, including EH&S matters, may impose additional costs on our business and expose us to new risks.

Companies across all industries are facing increasing scrutiny from investors, regulators, and other stakeholders related to their ESG commitments, performance, and disclosures, including related to climate change, diversity and inclusion, and governance standards. Investor advocacy groups, certain institutional investors, lenders, investment funds, and other influential investors are increasingly focused on companies’ ESG commitments, performance, and disclosures, and in recent years have placed increasing importance on social costs and related implications of their investments. Furthermore, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their respective approaches to ESG matters. Unfavorable ESG ratings may be used by investors, lenders, and customers to inform their investment, financing or purchasing decisions, which could have a negative impact on our business.

There is also increased legal and regulatory focus on ESG commitments, performance, and disclosures both in the United States and around the world. Continuing political and social attention to these issues, particularly climate change, has resulted in both existing and pending international agreements and national, regional, or local legislation and regulatory requirements specific to ESG matters. We expect regulatory requirements related to ESG matters to continue to expand globally, particularly in the United States and the European Union. A failure to adequately meet regulatory or stakeholder expectations may result in non-compliance, the loss of business, reputational impacts, diluted market valuation, an inability to attract customers, and an inability to attract and retain top talent. In addition, meeting the requirements of future regulatory requirements or our adoption of certain voluntary or other ESG-related standards could necessitate additional investments that could impact our profitability.

We are also subject to international, national, state, and local laws, regulations, and industry and customer standards, including licensing and authorization requirements, related to EH&S matters. These EH&S laws, regulations, and standards apply to a broad range of activities across our whole product lifecycle and our entire global organization, including those related to (i) protection of the environment, protected species, and use of natural resources; (ii) occupational health, safety, and well-being; (iii) the use, handling, management, release, storage, transportation, remediation and disposal of, and exposure to, hazardous waste (including biohazardous waste), radiochemical materials, and other hazardous or toxic materials; (iv) our products, including the use of certain chemicals in our products and production processes; (v) emissions to air and water; and (vi) climate change and greenhouse gas emissions. EH&S laws, regulations, and standards vary by jurisdiction and have become increasingly stringent over time. These requirements impose certain responsibilities on our business, including the obligation to install pollution control technologies and obtain and maintain various environmental permits, the cost of which may be substantial. They can also impose cleanup liabilities, including with respect to discontinued or predecessor operations or third-party waste disposal sites. In some jurisdictions we may increasingly be subject to climate change mitigation and adaptation regulation, tax, disclosure, and reporting requirements. If we fail to comply with these requirements, or fail to obtain or maintain a required permit, we could be subject to administrative, civil or criminal fines and penalties, remediation costs, enforcement actions, the suspension or termination of our permits, licenses, and authorizations or operations, third-party claims or other sanctions. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored, or disposed of by us or contained in our products. Strict, as well as joint and several, liability may be imposed on us under EH&S laws, which could render us liable for the conduct of others or for consequences of our own actions that were compliant with all applicable laws at the time those actions were taken. Insurance coverage from which we benefit as a named insured only covers a limited scope of potential liability under EH&S laws and regulations in the United States and Canada. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, EH&S liabilities that could expose us to material losses. The occurrence of any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our products and operations utilizing radioactive material are subject to varying foreign, federal, state, and local regulation and must be conducted in accordance with a number of licenses and certifications. The handling and disposal of radioactive materials and wastes may impose significant requirements and costs, including with respect to the decommissioning of facilities handling radioactive materials. Disposal sites for the lawful disposal of materials or wastes associated with our products may be limited or non-existent, may no longer accept these materials in the future, or may accept them on unfavorable terms, which could adversely impact our operations.

The implementation of new or existing EH&S laws, regulations, and industry and customer standards, and any changes to them, which we cannot predict and which have historically become more stringent over time, could increase our costs. Administrative decisions, legal developments, or other governmental or judicial actions may influence the interpretation or enforcement of EH&S laws, regulations, and industry standards, and may thereby increase compliance or other costs. In addition, EH&S laws, regulations, and standards may also have an adverse impact on our ability to develop our products and to maintain our access to certain markets. EH&S laws and regulations enacted world-wide may require us to re-design products or production processes, or cease using certain substances, leading to detrimental operational impacts and an increase in operating costs. Any of these risks or costs, and any future violations or liabilities under existing or future EH&S laws or regulations, could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Future material impairments in the value of our long-lived assets, including goodwill, could adversely affect our business.

We review our long-lived assets, including identifiable intangible assets, goodwill, and property, plant, and equipment (“PP&E”), for impairment at least annually. All long-lived assets are reviewed when there is an indication that impairment may have occurred. Changes in market conditions or other changes in the outlook of value may lead to impairment charges in the future. In addition, we may sell assets that we determine are not critical to our strategy. Future events or decisions may lead to asset impairments or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Material impairment charges could negatively affect our results of operations.

Changes in foreign currency exchange rates and interest rates could adversely affect our business.

We generate the majority of our revenue outside of the United States. As a result, our financial results may be adversely affected by fluctuations in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or our ability to mitigate these risks. We may experience additional volatility because of increasing inflationary pressures and other macroeconomic factors, including in emerging market countries. High inflation rates could have an adverse effect on economic growth and the business climate and could dampen consumer purchasing power. We are also exposed to changes in interest rates and our ability to access money markets and capital markets could be impeded if adverse liquidity market conditions occur. In addition, we may be unable to hedge the effects of foreign exchange rate and interest rate changes in a cost-effective manner. A discussion of the ways and extent to which we attempt to mitigate the impact of foreign exchange risk is contained in Note 13, “Derivatives and Hedging” to the audited combined financial statements included elsewhere in this Information Statement. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.

The capital and credit markets may experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors. We expect to access the capital markets to supplement our existing funds and cash generated from operations to satisfy our needs for working capital, to meet capital expenditure and debt service requirements, and for other business initiatives, including acquisitions and licensing activities. In the event of adverse capital and credit market conditions, we may be unable to obtain capital market financing on favorable terms, or at all, and changes in credit ratings issued by nationally recognized credit-rating agencies could adversely affect our ability to obtain capital market financing and the cost of such financing. Additionally, a large portion of our total consolidated cash will be held overseas and may not be efficiently accessible to fund our third-party debt and other financial obligations, which are expected to be primarily held in the United States. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, prospects, and the market price of our securities.

Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations regarding a wide range of matters relevant to our business, such as revenue recognition, asset impairment and fair value determinations, inventories, business combinations and intangible asset valuations, leases, and litigation, are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported or expected financial performance or financial condition.

Risks Relating to Taxation

Changes in applicable tax laws and regulations could adversely affect our business.

We are subject to income and other taxes (including sales, excise, and value-added) in the United States and foreign jurisdictions. Thus, the tax treatment of our company is subject to changes in tax laws or regulations, tax treaties, or positions by the relevant authority regarding the application, administration, or interpretation of these tax laws and regulations. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Our tax burden could increase as a result of ongoing or future tax audits.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our business results or financial position.

Our ability to use deferred tax assets may be subject to limitation.

We have deferred tax assets in certain countries and our ability to use such assets will depend on taxable income generation in the relevant countries. Further, while the majority of these assets either do not currently have an expiration date or have an expiration date that is later than when we expect to use such assets, subsequent changes to applicable tax laws in these jurisdictions could impact our ability to fully benefit from the deferred tax assets.

Risks Relating to Quality, Regulation, and Compliance

Our business operations are subject to extensive laws and regulations, and any changes thereto or violations thereof could have a material adverse effect on our business.

Our business operations are subject to various national, regional, and local laws and regulations relating to healthcare, medical devices, pharmaceutical products, consumer protection, privacy and security, employment, accounting, EH&S, import and export, product promotion, tax, antitrust, anti-corruption, anti-bribery, financing, and competition matters.

In particular, the sale, manufacturing, distribution, servicing, and marketing of many of our offerings are highly regulated and we are subject to heightened scrutiny by regulators and other authorities. Regulatory scrutiny may increase in the future and could require us to change the way we operate, including the way in which we offer certain services. These laws and regulations are complex, change frequently, are subject to changes in interpretation and enforcement, and have tended to become more stringent over time. Moreover, certain fields, such as cloud, clinical decision support software and AI, are new fields for which it remains unclear how they will be regulated in the future.

Furthermore, regulatory, and legislative changes, such as the adoption of right to repair laws in the United States, could further strengthen the ability of ISOs to obtain valuable service contracts and directly compete with us in the services area. Right to repair legislation may require us to provide ISOs with increased access to our service tools, parts, documents, software updates, and training. ISOs have also brought lawsuits against original equipment manufacturers in the United States requesting such access. In Europe, ISOs have supported investigations by competition authorities into alleged anti-competitive conduct by OEMs. If ISOs succeed in implementing legislative and/or regulatory reforms such as right to repair laws, prevail in lawsuits against OEMs, or if competition authorities confirm ISO claims, our service business could be adversely affected. The activities of ISOs could expose us to a number of risks, including (i) loss or damage to our intellectual property; (ii) fines, penalties, and injunctive relief; (iii) costly, time-consuming litigation or other enforcement actions; (iv) reputational harm from adverse publicity concerning product safety or reliability issues; and (v) heightened risk of a cyber-attack from increased access to our products, service tools, and software updates. The strengthening of ISOs and enactment of right to repair legislation could increase compliance costs, require changes to our business practices, or otherwise impact our ability to compete in the services and repairs area. Our ability to effectively compete with an increased number of ISOs and the continued momentum surrounding right to repair legislation (and similar campaigns) could adversely affect our business results, cash flows, financial condition, or prospects.

The need to comply with regulations is a substantial controlling, operational, and reputational risk. A failure to comply with applicable laws and regulations could result in governmental investigations, fines, and other sanctions, the temporary or permanent shutdown of production facilities, recalls of products, product withdrawals, revocation of marketing authorizations, disqualification from participation in healthcare activities, third-party and purported whistleblower claims, import detentions, and negative publicity, which could have adverse consequences on our business results, cash flows, financial condition, or prospects. Any new legislation or regulation or any changes in the interpretation or enforcement of existing legislation or regulation may impose significant and costly new obligations on us, which may interrupt our supply of products, delay launch of new offerings, or negatively affect our cost of doing business. Given all of the foregoing, future costs and liabilities relating to compliance with applicable laws and regulations could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We operate in a strictly regulated industry, and changes in regulations or the implementation or enforcement of existing regulations could adversely affect our business.

We are subject to rigorous regulation governing the protection of the health and safety of patients and users of our products, as well as development, product testing (including clinical evaluations or clinical investigations), manufacturing, labeling, safety, storage, marketing clearance or approval, advertising and promotion, import and export, sales and distribution, and performance and effectiveness. Certain laws and regulations may also affect the purchasing decisions of our customers. For example, policies in countries such as China and Russia that require purchase of locally manufactured products may affect customer purchasing decisions.

Additionally, our Equipment Finance business is subject to various laws, rules, and regulations administered by authorities in jurisdictions where it does business, including the United States, Canada, China, France, Germany, the United Kingdom, and certain countries in Latin America. Our business may also be affected by new laws and regulations, in particular laws and regulations that may govern innovative offerings and business activities, including digital offerings, such as cloud and edge computing, software, mobile medical applications, and AI.

The U.S. FDA, the various competent authorities of the European Union member states or other European countries that enforce the EU’s Medical Device Regulation, and the National Medical Products Administration (“NMPA”) in China are the regulatory authorities affecting us most prominently with respect to the commercialization of our medical device products, services, and solutions. There are numerous other regulatory schemes at the international, national, and sub-national levels. Regulations pertaining to our offerings are increasing in previously unregulated countries and are becoming more stringent in already regulated countries. Regulatory premarket clearance, approval, or conformity assessment requirements may affect or delay our ability to market new offerings.

The same oversight is reflected for our pharmaceutical products with stringent regulatory requirements to demonstrate safety, efficacy, and quality. For these products, we must conduct clinical trials on humans before we commercialize certain products. Delays and complications in planned clinical trials can result in increased development costs and delays in regulatory authorizations and products reaching the market. These regulations can be burdensome and subject to change, exposing us to the risk of increased costs and business disruption.

Both before and after an offering is commercially distributed, we have ongoing responsibilities under various laws and regulations, including the monitoring of product safety throughout the lifecycle, taking corrective and preventive actions to assure product quality, and reporting certain events and actions to regulatory authorities. For both medical devices and pharmaceutical products, if a regulatory authority concludes that we are not in compliance with applicable laws or regulations, or that any of our offerings are defective, ineffective, or pose an unreasonable risk for patients, users, or others, the authority may ban such offerings, detain or seize adulterated or misbranded products, order a recall, repair, replacement, or refund of such products, or require us to notify healthcare professionals and others that the offerings present unreasonable risks of substantial harm to public health. A regulatory authority may impose operating restrictions or enjoin certain violations of applicable law pertaining to medical devices or pharmaceutical products and assess civil or criminal penalties against us. The regulatory authority may also recommend prosecution by law enforcement agencies. Any governmental law or regulation, whether now existing or imposed in the future, or enforcement action taken could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The U.S. FDA and other regulatory agencies actively enforce the laws and regulations governing the development, approval or clearance, and commercialization of medical devices and pharmaceutical products.

Our activities related to the development, manufacture, marketing, servicing, and sale of medical devices and pharmaceuticals are subject to extensive federal and state government laws and regulations in the U.S. Compliance with these laws and regulations is expensive and time consuming. Failure to comply could adversely affect our business results, cash flows, financial condition, or prospects.

Before we can market a new medical device, make substantial changes to a previously cleared or approved device, we must receive either FDA clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”) or FDA approval of a Premarket Approval Application (“PMA”), unless an exemption applies. To obtain 510(k) clearance, the FDA must conclude that the device is “substantially equivalent” to a legally marketed predicate device, which generally refers to a device that itself has already received 510(k) clearance. To obtain PMA approval, we must provide FDA with valid scientific evidence demonstrating that there is a reasonable assurance of the safety and effectiveness of the device for its intended uses. Clinical development of a new investigational device or an existing device for a new intended use may require FDA approval of an Investigational Device Exemption (“IDE”), if the device at issue meets the criteria for a “significant risk” device. Even if FDA approval of an IDE is not required, clinical studies of non-significant risk devices are still subject to significant regulation and oversight, including requirements for monitoring, recordkeeping, reporting, obtaining informed consent, and institutional review board approval. A similar set of requirements governs FDA approval of pharmaceuticals. Development of new pharmaceuticals, such as imaging agents, typically begins with extensive pre-clinical R&D, followed by approval of an Investigational New Drug Application (“IND”), and then, upon successful completion of several phases of rigorous clinical trials, the filing and request for FDA approval of a New Drug Application (“NDA”). The FDA premarket review process is rigorous and not always predictable. FDA can delay, limit, or deny clearance or approval of a product, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Once a medical device or pharmaceutical is cleared or approved, a manufacturer must notify FDA of certain changes to the product. In the case of 510(k) medical devices, FDA requires a device manufacturer to document its determination of whether or not a modification requires a new clearance. FDA can review a manufacturer’s decision not to file and may disagree and require a 510(k) submission or take other regulatory actions or enforcement. Modifications to a PMA approved device may require either submission of a PMA supplement for review and approval by FDA prior to implementing the modification or a notification in an annual report. For pharmaceuticals, FDA approval is required before making changes to the product’s formulation, dosage, or strength, and we must submit an IND if we intend to market an approved pharmaceutical product for a new use or in a new form. We may not be able to obtain additional FDA clearance or approval for new products or for modifications to, or additional indications for, already approved or cleared products in a timely fashion, or at all. Delays in obtaining required future clearances or approvals could harm our financial performance and future growth. If we make additional modifications in the future that we believe do not or will not require additional clearances or approvals and FDA disagrees and requires a submission, we may be required to recall or to stop selling our products as modified, which could impact our reputation, harm our operating results, or require us to redesign our products. In these circumstances, we may also be subject to legal or regulatory actions.

FDA and the Federal Trade Commission (“FTC”) also regulate the advertising and promotion of our offerings to ensure that our claims are consistent with our regulatory clearances and approvals, that there is data to substantiate the claims, and that our materials are not false or misleading. If we or any of our suppliers, channel partners, or agents fail to comply with FDA, FTC, and other applicable U.S. regulatory requirements or any such promotional labeling and advertising is perceived to potentially be false, misleading, or otherwise not permissible, we may face legal or regulatory actions.

As a device manufacturer, we are required to report to the FDA within specific timelines when any of our devices may have caused or contributed to death or serious injury, or when any of our devices has malfunctioned and it would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. We are also required to report adverse drug events associated with use of our pharmaceutical products. If these reports are not filed in a timely manner, regulators may impose sanctions impacting product sales, and we may be subject to product liability or regulatory enforcement actions, all of which would harm our business.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad, particularly with respect to emerging technologies. Failure to comply with new requirements or otherwise maintain regulatory compliance could limit or delay regulatory authorization of our products and adversely affect our business results, cash flows, financial condition, or prospects.

In the United States, the FDA actively enforces laws and regulations governing the manufacture of medical devices and pharmaceutical products, and failure to comply with applicable laws and regulations could adversely affect our business.

Following FDA clearance or approval of a medical device or pharmaceutical product, our activities are subject to ongoing FDA regulation and monitoring. We are subject to FDA’s requirements for registration and listing, as well as current Good Manufacturing Practices (“cGMPs”), which are intended to ensure that our products are safe and consistently meet applicable requirements and specifications. FDA’s cGMPs (referred to in the medical device context as the medical device Quality System Regulation (“QSR”)) set forth minimum requirements for the methods, facilities and controls used in the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, adverse event reporting, labeling, packaging, sterilization, storage, and shipping of our medical devices and pharmaceutical products. We are also required to comply with other federal and state regulations for medical devices, radiation-emitting products and pharmaceutical products. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic announced or unannounced inspections by the FDA to determine compliance with QSR, cGMPs and similar regulatory requirements. In connection with these inspections, if the FDA believes a manufacturer has failed to comply with applicable regulations or procedures, it may issue observations through a “Form 483.” If these observations are not addressed sufficiently or in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement. If a Warning Letter is issued, prompt corrective action is required to come into compliance. Failure to respond timely to Form 483 observations, a Warning Letter or other notice of non-compliance and to promptly come into compliance could result in the FDA bringing enforcement action against us, which could include the partial or total shutdown of our affected production facilities, denial of importation into the United States for products manufactured in affected non-U.S. locations, adverse publicity, and criminal and civil fines. The FDA also may request that we enter into a consent decree imposing substantial fines or permanent injunction under which our activities are substantially curtailed or subject to rigorous ongoing regulatory scrutiny. A failure to enter into or comply with a consent decree with the FDA or similar agreements with governmental entities could result in enforcement actions by the FDA or other governmental entities, liquidated damages, fines, penalties, civil or criminal liability, and other interruptions to, or expenses for, our business.

We also participate in the Medical Device Single Audit Program (“MDSAP”), which is recognized by regulators in Australia, Brazil, Canada, Japan, and the United States. Audits are conducted by a third-party audit organization that has been approved by the MDSAP consortium and include audits against ISO 13485, a standard issued by the International Organization for Standardization (“ISO 13485”) and the specific regulatory requirements of the five participating countries. We are participating in MDSAP across all of our relevant medical device manufacturing sites. A satisfactory audit with no significant findings will result in acceptance of the audit results by all five regulators and will be in lieu of a routine audit by each of these regulators. However, an audit that results in significant non-conformances will highlight the relevant issues to all five regulators and will likely result in follow-up inspections by one or more of these regulators. In addition, participating regulators reserve the right to conduct directed inspections if any other items rise to their attention, such as product recalls or other post-market issues. We are MDSAP-certified at all of our relevant sites; further, MDSAP certification is mandatory in Canada as of January 1, 2019 in order to maintain regulatory licenses and to sell products in Canada. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Compliance with laws and regulations applicable to the manufacture and distribution of our products outside the United States may be costly, and failure to comply may result in significant penalties.

In general, outside the United States, our products are regulated as medical devices or pharmaceuticals by foreign governmental agencies similar to FDA, but regulatory requirements affecting our operations and sales vary from country to country. To market our products internationally in compliance with applicable medical device and pharmaceutical regulations, we must obtain approvals for products and product modifications. These processes can be time-consuming, expensive, and uncertain, which can delay our ability to market products in those countries. Delays or failure to receive regulatory approvals, the inclusion of significant limitations on the indicated uses of a product, the loss of previously obtained approvals, or failure to comply with existing or future regulations could restrict or prevent us from doing business in a country or subject us to enforcement actions and civil or criminal penalties, which would adversely affect our business.

Failure to obtain premarket regulatory approval of medical devices or pharmaceutical products will impact our ability to sell products in those jurisdictions. Regulatory requirements and interpretations change frequently, leading to increased scrutiny and uncertainty. As a result, market access may be delayed and additional investment may be needed. In addition to health authorities, other related healthcare, quality, consumer protection, and advertising regulators have become increasingly active in the enforcement of laws and regulations governing our products. This trend in increased enforcement could result in civil or criminal penalties, which could adversely affect our business.

In the European Economic Area (“EEA”), if we cannot support our performance claims and demonstrate compliance with the applicable regulations, we would lose our right to affix a European marking of conformity that indicates that the device meets the essential requirements of the Medical Device Regulations (a “CE marking”) to our devices, which would prevent us from selling our devices in countries that recognize the CE marking. We must also comply with post-market surveillance requirements and requirements applicable to economic operators. Globally, we are required to file various reports with regulatory authorities, including reports for adverse events associated with our products.

Some of our products are also regulated under other product-specific laws and regulations. Any efforts to send direct marketing to potential consumers of our products would need to comply with EU rules regulating such marketing, including the e-Privacy Directive 2002/58 and member state laws transposing that Directive. There are, additionally, EU laws regulating e-commerce activities more generally. Failure to comply with any such applicable laws, rules or regulations could have a material adverse effect on our business and results of operations.

In addition to the above, the U.S. Department of the Treasury’s Office of Foreign Assets Control administers laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, in conducting activities, transacting business with, or making investments in certain countries or with governments, entities, and individuals subject to U.S. economic sanctions. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security administers export controls that apply to products, software, and technology. Due to our international operations, we are subject to such laws and regulations, which are complex, restrict our business dealings with certain countries and individuals, and are constantly changing. There can be no guarantee that policies and procedures we have that are designed to assist us in complying will be effective in preventing us from a violation of these laws and regulations. Such a violation could result in potential civil penalties or criminal fines or imprisonment and have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The misuse or off-label use of our products may harm our reputation or, if we are deemed to have engaged in the promotion of these uses, result in costly investigations, fines, or sanctions by regulatory bodies.

Regulatory authorities, including the FDA, strictly regulate the indications for use and associated promotional safety and effectiveness claims that may be made about medical devices and pharmaceuticals. In general, we are prohibited from promoting our medical devices or pharmaceutical products for uses that are not consistent with each product’s labeling. For any products we may develop, we receive marketing approval or clearance for specific uses. Physicians may nevertheless lawfully choose to use such products on their patients in a manner that is inconsistent with the label (“off-label use”), as the FDA, for example, does not restrict or regulate a physician’s choice of treatment within the practice of medicine.

However, if regulatory authorities determine that our external-facing materials, oral statements, or physician training constitute promotion of an off-label use, such authorities could request that we modify our training, promotional, or other external-facing materials or subject us to enforcement action, including the issuance of warning or untitled letters, fines, penalties, or seizures. If we are found to have promoted such off-label uses, we may become subject to significant liability. Regulatory authorities may also request that companies enter into consent decrees of permanent injunctions under which specified promotional conduct is changed, curtailed, or prohibited. If we cannot successfully manage our external-facing materials or the advertising and promotion of and training for our products, we could become subject to significant liability and restrictions, which could harm our reputation and adversely affect our business. Additionally, the intentional misuse of our products, whether by customers or third parties, for non-medical purposes could result in allegations of product liability or otherwise harm our reputation. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We face similar risks in China. Medical device and pharmaceutical product labels and advertising and promotion materials must be in accordance with the approval from the NMPA. The Advertisement Law of the People’s Republic of China, the Anti-Unfair Competition Law and related medical device and pharmaceutical regulations require government approval of advertising and prohibit the advertisement of medical devices and pharmaceutical products for off-label uses. The failure to follow these rules could lead to government investigations, significant fines, seizures of advertising material, and disqualification from participation in medical device and pharmaceutical product activities, among other penalties. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Developments following regulatory authorization, including results in post-approval device or pharmaceutical Phase 4 trials or other studies, could adversely affect sales or decrease demand for our medical devices or pharmaceutical products.

As a condition to granting marketing authorization of a medical device or pharmaceutical product, FDA may require a company to conduct additional clinical trials or surveillance studies. Outcome of these post-market trials could result in the loss of marketing authorization, changes in product labeling, or new or increased concerns about the safety or efficacy of a product. Regulatory agencies in countries outside the United States often have similar authority and may impose comparable requirements. Post-marketing studies, whether conducted by us or by others and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products. Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on the availability or commercial potential of the affected products. Accordingly, new data about our products, or products similar to our products, could negatively impact demand for our products due to real or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in updated labeling, restrictions on use, product withdrawal, or recall. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Demand for some of our products depends on capital spending policies of our customers and on government funding policies.

Our customers include hospitals, universities, healthcare providers, government agencies, and public and private research institutions. Many factors, including public policy spending priorities, available resources, and product and economic cycles, have a significant impact on the capital spending policies of these entities. Impasses in national, regional, or local government budgeting decisions could lead to substantial delays or reductions in governmental spending.

Many of our products have lengthy sales and purchase order cycles or are subject to competitive bidding or public tender processes. As a result, customers may delay or accelerate system purchases in conjunction with timing of their capital budget timelines or be unable to complete such purchases at all. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Consolidation in the U.S. healthcare industry and other changes to the U.S. healthcare environment may adversely affect our business.

In recent years, U.S. healthcare industry participants, including distributors, manufacturers, suppliers, healthcare providers, insurers, and pharmacy chains, have consolidated or formed strategic alliances. Consolidations create larger enterprises with greater negotiating power and may result in the loss of a customer where the combined enterprise selects one distributor from two incumbents. If consolidation trends continue, it could adversely affect our business results, cash flows, financial condition, or prospects.

Additionally, the U.S. healthcare industry has undergone significant changes designed to increase access to medical care, improve safety and patient outcomes, contain costs, and increase efficiencies. These changes include a general decline and/or changes in public and private insurer reimbursement levels and payment models and the industry shifting away from traditional healthcare venues like hospitals and into clinics, physician offices, and patients’ homes. We expect the U.S. healthcare industry to continue to change in the future, which may adversely affect our business results, cash flows, financial condition, or prospects.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to GE and its stockholders if it is determined to be a taxable transaction.

GE has received a private letter ruling from the IRS to the effect that, among other things, the Spin-Off, including the retention of up to 19.9% of the shares of our common stock, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Completion of the Spin-Off is conditioned on GE’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code. GE can waive receipt of the tax opinions as a condition to the completion of the Spin-Off.

The opinion of counsel and the opinion of Ernst & Young, LLP will not address any U.S. state or local or foreign tax consequences of the Spin-Off. Each opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents.

In addition, the opinion of counsel, the opinion of Ernst & Young, LLP, and the private letter ruling rely on certain facts, assumptions, representations, and undertakings from GE and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, GE and its stockholders may not be able to rely on the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling and could be subject to significant tax liabilities.

The opinion of counsel and the opinion of Ernst & Young, LLP will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Notwithstanding the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling, the IRS could determine on audit that the Spin-Off or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of GE or us after the Spin-Off. If the conclusions expressed in the opinion of counsel or the opinion of Ernst & Young, LLP are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to GE and the U.S. Holders (as defined herein)) could be materially less favorable.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who receives our common stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of GE’s current or accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in GE common stock to the extent the amount received exceeds the stockholder’s share of GE’s earnings and profits; and (iii) taxable gain from the exchange of GE common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of GE’s earnings and profits and the U.S. Holder’s basis in its GE common stock. See below and “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to GE, which could adversely affect our business, financial condition, cash flows, and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement to indemnify GE for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations.

For example, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, the Spin-Off would generally be taxable to GE, but not to GE stockholders, under Section 355(e), unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to GE due to such a 50% or greater change by vote or value in the ownership of our stock, GE would recognize gain equal to the excess of the fair market value on the Distribution Date of our common stock distributed to GE stockholders over GE’s tax basis in our common stock, and we generally would be required to indemnify GE for the tax on such gain and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations. See “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition tax treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

To preserve the tax-free nature of the Spin-Off and related transactions, we intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code, as well as state, local and foreign tax law. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off. Specifically, we will be subject to certain restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock or assets and we may be required to indemnify GE against any resulting tax liabilities even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. We believe that, as an independent, publicly traded company, we will be able to, among other things, more effectively focus on our own distinct operating priorities and strategies, enhance our ability to better address specific market dynamics and target innovation, create incentives for our management and employees that align more closely with our business performance and the interests of our stockholders, and allow us to articulate a clear investment proposition and tailored capital allocation policy to attract a long-term investor base best suited to our business needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off and compliance with the requirements of being an independent, publicly traded company will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of GE; (iii) following the Spin-Off, our businesses will be less diversified than GE’s businesses prior to the separation; (iv) the other actions required to separate GE’s and our respective businesses could disrupt our operations; and (v) under the terms of the Tax Matters Agreement, we will be restricted from taking certain actions that could cause the Spin-Off to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing strategic transactions and equity issuances or engaging in other transactions that may increase the value of our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, cash flows, and results of operations could be adversely affected.

The terms we will receive in our agreements with GE could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with GE in connection with the separation will be negotiated prior to the Spin-Off, at a time when our business will still be operated by GE. Many aspects of the agreements will be entered into on arms-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in a sale transaction, but we will not have an independent board of directors or a management team independent of GE representing our interests while the agreements are being negotiated. In addition, until the Spin-Off occurs, we will continue to be a wholly owned subsidiary of GE and, accordingly, GE will still have the discretion to determine and change the terms of the separation until the Distribution Date. As a result of these factors, some of the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, and it is possible that we might have been able to achieve more favorable terms if the circumstances differed. See “Certain Relationships and Related Person Transactions.”

Following the Spin-Off, we could incur substantial additional costs and experience temporary business interruptions, and we may not be adequately prepared to meet the requirements of an independent, publicly traded company on a timely or cost-effective basis.

We have historically operated as part of GE, and GE has provided us with various corporate functions. Following the Spin-Off, GE will not provide us with assistance other than the transition and other services described under “Certain Relationships and Related Person Transactions.” These services do not include every service that we have received from GE in the past, and GE is only obligated to provide the transition services for limited periods following completion of the Spin-Off. Following the Spin-Off and the cessation of any transition services agreements, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from GE. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from GE.

In connection with the Spin-Off, we have been installing and implementing information technology infrastructure to support certain of our business functions, including accounting and financial reporting, human resources, legal and compliance, communications, and indirect sourcing. We may incur substantially higher costs than currently anticipated as we transition from the existing transactional and operational systems and data centers we currently use as part of GE. If we are unable to transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new information technology infrastructure could disrupt our business and have a material adverse effect on our results of operations.

In addition, in connection with the Spin-Off, we will be directly subject to reporting and other obligations under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. Beginning with our second required Annual Report on Form 10-K, we intend to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting. Under the Sarbanes Oxley Act, we are also required to maintain effective disclosure controls and procedures. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems, and procedures and hire additional accounting and finance staff. These reporting and other obligations may place significant demands on management, administrative, and operational resources, including accounting systems and resources. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems, and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, and we may be unable to conclude that our internal control over financial reporting is effective. If we are not able to comply with the requirements of Section 404 of the Sarbanes Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for shares of our common stock, and could adversely affect our ability to access the capital markets.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of GE.

There is a risk that, by separating from GE, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current GE organizational structure. As part of GE, we have been able to enjoy certain benefits from GE’s operating diversity, size, purchasing power, cost of capital, and opportunities to pursue integrated strategies with GE’s other businesses. As an independent, publicly traded company, we will not have the same benefits. Additionally, as part of GE, we have been able to leverage GE’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. As an independent, publicly traded company, we will need to develop new strategies, and it may be more difficult for us to recruit or retain such key personnel.

We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this Information Statement from GE’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Prior to the Spin-Off, we operated as part of GE, and GE performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from GE for these functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

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We will enter into transactions with GE that did not exist prior to the Spin-Off, such as GE’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Person Transactions—Agreements with GE.”

•

Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from GE, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of GE, we enjoyed certain benefits from GE’s operating diversity, reputation, size, purchasing power, ability to borrow, and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services, and technologies, obtain insurance and health care benefits, computer software licenses, or other services or licenses, or access capital markets, on terms as favorable to us as those we obtained as part of GE prior to the Spin-Off, and our results of operations may be adversely affected. In addition, our historical combined financial data do not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Reorganization Transactions and the Spin-Off, including interest expense in connection with our incurrence of indebtedness.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations, and public financial reporting. For additional information about our past financial performance and the basis of presentation of our combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined financial statements and the notes thereto included elsewhere in this Information Statement.

We will incur new indebtedness prior to the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off could adversely affect our business, results of operations, cash flows, and financial condition.

In connection with the Spin-Off, we will incur indebtedness in an aggregate principal amount of $10.25 billion, consisting of $2.0 billion of Term Loan Facility, which will be drawn prior to or concurrently with the Spin-Off, and $8.25 billion of senior notes issued on November 22, 2022. We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we have made a cash distribution of $4.2 billion from the balance of debt proceeds to GE and expect to make one or more additional cash distributions to GE prior to or concurrently with the Spin-Off, with the remaining proceeds to be held by the Company in cash and cash equivalents. We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. After giving effect to such distributions, we expect to begin operations as an independent company with a cash balance of approximately $1.8 billion. We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion, however, the facilities are not expected to be utilized at the completion of the Spin-Off. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. See “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We have historically relied upon GE to fund our working capital requirements and other cash requirements. After the Spin-Off, we will not be able to rely on the earnings, assets, or cash flow of GE, and GE will not provide funds to finance our working capital or other cash requirements. As a result, after the Spin-Off, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under GE. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings, or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

A lowering or withdrawal of the ratings, outlook, or watch assigned to our new debt by rating agencies may increase our future borrowing costs, reduce our access to capital, and adversely impact our financial performance.

Our indebtedness has investment-grade credit ratings, and any credit rating, outlook, or watch assigned could be lowered or withdrawn entirely by a credit rating agency if, in that credit rating agency’s judgment, current or future circumstances relating to the basis of the credit rating, outlook, or watch such as adverse changes to our business, so warrant. Any future lowering of our credit ratings, outlook, or watch likely would make it more difficult or more expensive for us to obtain additional debt financing. Moreover, a reduction in our credit rating to below investment-grade could cause certain customers to reduce or cease to do business with us, which would adversely impact our financial performance.

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in GE or because of their previous or continuing positions with GE.

Because of their current or former positions with GE, certain of our expected executive officers and directors own equity interests in both us and GE. Continuing ownership of GE shares and equity awards could create, or appear to create, potential conflicts of interest if we and GE face decisions that could have implications for both us and GE. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and GE regarding the terms of the agreements governing the separation and distribution and our relationship with GE following the separation and distribution. Potential conflicts of interest may also arise out of any commercial arrangements that we or GE may enter into in the future.

We or GE may fail to perform under various transaction agreements that will be executed as part of the separation.

In connection with the separation, and prior to the Spin-Off, we and GE will enter into various transaction agreements related to the Spin-Off. All of these agreements will also govern our relationship with GE following the Spin-Off. We will rely on GE to satisfy its performance obligations under these agreements. If we or GE are unable to satisfy our or its respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected. See “Certain Relationships and Related Person Transactions.”

Certain non-U.S. entities or assets that are part of our separation from GE may not be transferred to us prior to the Spin-Off or at all.

Certain non-U.S. entities and assets that are part of our separation from GE may not be transferred prior to the Spin-Off because the entities or assets, as applicable, are subject to foreign government or third-party approvals that we may not receive prior to the Spin-Off. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits), and to transfer assets and/or liabilities. It is currently anticipated that most material transfers will occur without delays beyond the Distribution Date, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to the Spin-Off, under the Separation and Distribution Agreement, the economic consequences of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to us. In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from GE and we may be dependent on GE for transition services for a longer period of time than would otherwise be the case.

Transfer or assignment to us of some contracts and other assets will require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments, and other assets in the future.

Transfer or assignment of some of the contracts and other assets in connection with the Spin-Off will require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. While we anticipate that most of these contract assignments and new agreements will be obtained prior to the Spin-Off, we may not be able to obtain all required consents or enter into all such new agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets, and contractual commitments that are intended to be allocated to us as part of the Spin-Off. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

We cannot provide assurance that all such required third-party consents and new agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Spin-Off.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and GE’s common stock would exceed the trading price of GE common stock absent the Spin-Off.

There is currently no public market for our common stock. In connection with the Spin-Off, we have applied to list our common stock on The Nasdaq Stock Market LLC. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue through the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined trading prices of a share of our common stock and a share of GE’s common stock will be less than, equal to, or greater than the trading price of a share of GE common stock prior to the Spin-Off. The market price of our common stock may fluctuate widely depending on many factors, some of which may be beyond our control.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some GE stockholders and, as a result, these GE stockholders may sell their shares of our common stock after the Spin-Off. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, including the disposition by GE of shares of our common stock that it may retain after the Spin-Off, either of which could cause our stock price to decline or be volatile.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility. Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, including the disposition by GE of shares of our common stock that it may retain after the Spin-Off, either of which could cause our stock price to decline or be volatile.

Immediately following the Spin-Off, GE will own up to 19.9% of the economic interest and voting power of our outstanding common stock. We understand that GE currently intends to dispose of all of our common stock that it retains after the Spin-Off, based on market and general economic conditions and sound business judgment, (A) through one or more subsequent exchanges of our common stock for GE debt held by one or more investment banks, (B) through distributions to GE stockholders either pro rata as dividends or in exchange for outstanding shares of GE common stock, or (C) in one or more public or private sale transactions (including potentially through secondary transactions). Prior to the Spin-Off, we will enter into a stockholder and registration rights agreement (the “Stockholder and Registration Rights Agreement”) under which we will agree, upon the request of GE, to use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by GE to facilitate GE’s disposition of our common stock. See “Certain Relationships and Related Person Transactions—Agreements with GE—Stockholder and Registration Rights Agreement.”

Further, GE stockholders receiving shares of our common stock in the Spin-Off generally may sell those shares immediately in the public market. It is likely that some GE stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Spin-Off if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on shares of our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on shares of our common stock.

As an independent, publicly traded company, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board deems relevant. For more information, See “Dividend Policy.”

There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Holders of our common stock may be diluted due to equity issuances.

In the future, holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers, and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the Spin-Off as a result of the conversion of and/or adjustments to their GE stock-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards, and periodic retention awards, as applicable, to our directors, officers, and other employees under our employee benefits plans as part of our ongoing equity compensation program.

The rights associated with our common stock will differ from the rights associated with GE common stock.

Upon completion of the Spin-Off, the rights of GE stockholders who become our stockholders will be governed by our certificate of incorporation, bylaws, and Delaware law. The rights associated with GE shares are different from the rights associated with our shares. In addition, the rights of GE stockholders are governed by New York law, while the rights of our stockholders will be governed by Delaware law. Material differences between the rights of stockholders of GE and the rights of our stockholders include differences with respect to, among other things, anti-takeover measures. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Certificate of Incorporation, and Bylaws.”

Certain provisions in our certificate of incorporation, bylaws, and Delaware law may discourage takeovers and limit the power of our stockholders.

Several provisions of our certificate of incorporation, bylaws, and Delaware law may discourage, delay, or prevent a merger or acquisition. These include, among others, provisions that (i) establish advance notice requirements for stockholder nominations and proposals; (ii) limit the ability of stockholders to call special meetings or act by written consent; (iii) provide the Board the right to issue shares of preferred stock without stockholder approval; and (iv) provide for the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board). In addition, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. See “Description of Our Capital Stock.”

These and other provisions of our certificate of incorporation, bylaws, and Delaware law, as well as the restrictions in our Tax Matters Agreement (see “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement”), may discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of GE HealthCare, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. Our Board believes these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in our and our stockholders’ best interests. See “Description of Our Capital Stock.”

Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may result in increased costs for investors to bring a claim. Further, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees, or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees, or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Statement may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on our current assumptions regarding future business and financial performance. These statements by their nature address matters that are uncertain to different degrees. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “estimates,” “intends,” “plans,” “projects,” and similar expressions, may identify such forward-looking statements. Any forward-looking statement in this Information Statement speaks only as of the date on which it is made. Although we believe that the forward-looking statements contained in this Information Statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results, cash flows, or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the competitive environment in which we operate;

•	our strategy, outcomes, and growth prospects;

•	general economic trends and trends in the industry and markets in which we operate;

•	our business dealings involving third-party partners in various markets;

•	the risks from acquisitions, collaborations, and dispositions;

•	our ability to obtain components or raw materials supplied by third parties and other manufacturing and related supply chain difficulties, interruptions, and delays;

•	interruptions in the operations of our manufacturing facilities;

•	damage to our reputation;

•	our ability to comply with complex and increasing legal and regulatory requirements;

•	risks relating to the global COVID-19 pandemic;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	cybersecurity and privacy considerations;

•	risks associated with our focus on and investment in cloud, edge, artificial intelligence, and software offerings;

•	civil or criminal sanctions resulting from our failure to comply with the FCPA and similar anti-corruption and anti-bribery laws;

•	the failure to comply with anti-kickback and false claims laws;

•	our ability to manage our third-party collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances;

•	legal proceedings and investigatory risks;

•	extensive laws and regulations;

•	environmental matters;

•	tax matters;

•	the impact of the commercial and credit environment on our access to capital;

•	exposure to interest rate and currency risk;

•	GE’s failure to complete the Spin-Off as planned or at all;

•	our failure to manage the transition to a stand-alone public company; and

•	certain factors discussed elsewhere in this Information Statement.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Information Statement. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this Information Statement. Except as required by law, we assume no obligation to update or revise any forward-looking statements.

THE SPIN-OFF

Background

On November 9, 2021, GE announced its plans to form three industry-leading, global investment-grade public companies: (i) GE Aerospace, (ii) GE HealthCare, and (iii) GE Vernova. To effect the separation of GE HealthCare, GE is undertaking the Reorganization Transactions and, following the Reorganization Transactions, will distribute at least 80.1% of the outstanding shares of our common stock to holders of GE’s common stock on a pro rata basis. GE will retain up to 19.9% of our outstanding shares of common stock following the Spin-Off. Prior to completing the Spin-Off, GE may adjust the percentage of our common stock to be distributed to GE stockholders and retained by GE in response to market and other factors, and we will amend this Information Statement to reflect any such adjustment.

On November 30, 2022, the GE Board approved the distribution of at least 80.1% of the issued and outstanding shares of our common stock, on the basis of one share of our common stock for every three shares of GE common stock held as of the close of business on the record date of December 16, 2022.

On January 3, 2023, the Distribution Date, each GE stockholder will receive one share of our common stock for every three shares of GE common stock held at close of business on the record date. Following the Spin-Off, we will operate independently from GE. No approval of GE’s stockholders is required in connection with the Spin-Off, and GE’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the GE Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, GE may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. For a more detailed discussion, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

In 2021, the GE Board authorized a review of GE’s business portfolio and capital allocation options, with the goal of enhancing stockholder value. Due to differences in operational and strategic focus between GE’s different businesses and because the healthcare industry is a highly complex and global market that would benefit from the focus and investment by an independent company, GE considered a variety of alternatives for separating the Healthcare business from GE. As part of its review process, GE evaluated a range of potential structural alternatives in addition to the Spin-Off, including potential opportunities for sales and other separation transactions. In this process, GE also evaluated potential options for maintaining its existing businesses and structure.

As part of this evaluation, the GE Board considered a number of factors, including strategic clarity and flexibility for GE and GE HealthCare after the Spin-Off, the ability of the GE Healthcare business to compete and operate efficiently in the global healthcare market (including the ability to retain and attract management talent), the financial profile of GE HealthCare, GE HealthCare’s ability to optimize merger, acquisition, and other capital allocation strategies for its focus areas, the expected tax impact of each structural alternative, and the potential reaction of investors. After evaluating these and other considerations, the GE Board concluded that the other alternatives considered did not present the same advantages as the Spin-Off, that the separation of the GE Healthcare business from the remainder of GE as a stand-alone, public company is the most attractive alternative for enhancing long-term stockholder value and that proceeding with the Spin-Off would be in the best interests of GE and its stockholders.

In particular, the GE Board considered the following potential benefits in making the determination to consummate the Spin-Off:

•	Enhanced Strategic and Operational Focus: The Spin-Off will permit both us and GE, and their respective management teams and boards of directors, to more effectively focus on pursuing distinct operating strategies and to leverage their deep domain expertise. As a result, we will have greater agility to deliver market-leading innovation across our products, services, and solutions. This will enable each company to better serve and adapt faster to clients’ changing needs. Additionally, after our separation from GE, GE intends to complete the separate spin-off of GE Vernova and to focus on GE Aerospace.

•

Strong Financial Profile to Support Growth: The Spin-Off will enable each business to maintain investment-grade credit ratings and strong financial characteristics and to independently drive growth and investment to better address specific market dynamics and target innovation.

•

More Flexible and Efficient Allocation of Capital: The Spin-Off is expected to allow each company to use its securities to pursue and achieve strategic objectives including evaluating and effectuating acquisitions and other growth opportunities.

•

Alignment of Incentives with Performance: The Spin-Off will enable each company to create incentives for its management and employees that align more closely with business performance and the interests of their respective stockholders, which is also expected to help each company attract, retain, and motivate highly qualified personnel.

•

Broadening of Investor Base: The Spin-Off allows each company to articulate a clear investment proposition and tailored capital allocation policy to attract a long-term investor base best suited to its business needs.

In determining whether to effect the Spin-Off, the GE Board considered the costs and risks associated with the transaction, including the costs associated with preparing GE HealthCare to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by GE stockholders whose investment objectives may no longer be met by shares of our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of shares of our common stock and the shares of common stock of GE after the Spin-Off may drop below the trading price of shares of common stock of GE before the Spin-Off, and the loss of synergies and scale, including the improved capital allocation from operation as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, GE determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance long-term stockholder value. Please refer to the “Risk Factors—Risks Relating to the Spin-Off” elsewhere in this Information Statement for additional considerations.

GE’s Retention of Shares of Our Common Stock

GE’s plan to transfer less than all of our common stock to its stockholders in the Spin-Off is motivated by its desire to establish, in an efficient and non-taxable, cost-effective manner, an appropriate capital structure for each of us and GE, including by reducing, directly or indirectly, GE’s indebtedness following the Spin-Off. We understand that GE currently intends to dispose of all of our common stock that it retains after the Spin-Off, based on market and general economic conditions and sound business judgment, (A) through one or more subsequent exchanges of our common stock for GE debt held by one or more investment banks, (B) through distributions to GE stockholders either pro rata as dividends or in exchange for outstanding shares of GE common stock, or (C) in one or more public or private sale transactions (including potentially through secondary transactions).

When and How You Will Receive Our Shares

GE will distribute to its stockholders, as a pro rata distribution, one share of our common stock for every three shares of GE common stock outstanding as of December 16, 2022, the Record Date of the Spin-Off.

Prior to the Spin-Off, GE will deliver at least 80.1% of the issued and outstanding shares of our common stock to the distribution agent. Equiniti Trust Company will serve as distribution agent in connection with the Spin-Off and as transfer agent and registrar for our common stock.

If you own GE common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive in the Spin-Off will be issued to your account as follows:

•

Registered stockholders. If you own your shares of GE common stock directly through GE’s transfer agent, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Spin-Off by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Spin-Off. You will be able to access information regarding your book-entry account for our shares at www.shareowneronline.com or by calling 1-833-914-2122.

Commencing on or shortly after the Distribution Date, the distribution agent will mail you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•

“Street name” or beneficial stockholders. If you own your shares of GE common stock beneficially through a bank, broker, or other nominee, the bank, broker, or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker, or other nominee will credit your account with the whole shares of our common stock that you receive in the Spin-Off on or shortly after the Distribution Date. We encourage you to contact your bank, broker, or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of GE common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the GE shares you sold. See “—Trading Prior to the Distribution Date.”

We are not asking GE stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of GE common stock for shares of our common stock. The number of outstanding shares of GE common stock will not change as a result of the Spin-Off.

If you hold shares of GE preferred stock, you will not be entitled to receive shares of our common stock in the Spin-Off. Holders of GE preferred stock are not entitled to vote or take any other action to approve the Spin-Off. Following the Spin-Off, each of the issued and outstanding shares of GE preferred stock will remain issued and outstanding as preferred stock of GE. These shares of GE preferred stock shall be entitled to the same dividend and all other privileges, voting rights, relative, participating, optional, and other special rights, and qualifications, limitations, and restrictions set forth in GE’s public filings with the SEC.

Number of Shares You Will Receive

On the Distribution Date, you will be entitled to receive one share of our common stock for every three shares of GE common stock that you hold on the record date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of GE stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes, and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). The distribution agent will, in its sole discretion, without any influence by GE or us, determine when, how, through which broker-dealer, and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either GE or us.

The distribution agent will send to each registered holder of GE common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to GE stockholders. If you hold your shares through a bank, broker, or other nominee, your bank, broker, or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Incurrence of Debt

In connection with the Spin-Off, we will incur indebtedness in an aggregate principal amount of $10.25 billion, consisting of $2.0 billion of Term Loan Facility, which will be drawn prior to or concurrently with the Spin-Off, and $8.25 billion of senior notes issued on November 22, 2022. We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we have made a cash distribution of $4.2 billion from the balance of debt proceeds to GE and expect to make one or more additional cash distributions to GE prior to or concurrently with the Spin-Off, with the remaining proceeds to be held by the Company in cash and cash equivalents. We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. After giving effect to such distributions, we expect to begin operations as an independent company with a cash balance of approximately $1.8 billion. We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion, however, the facilities are not expected to be utilized at the completion of the Spin-Off. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. See “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Treatment of Equity Awards

GE equity awards outstanding as of the Distribution Date that are expected to be converted, in whole or in part, into GE HealthCare equity awards, are described below.

Stock Option and Restricted Stock Unit Awards Held by GE HealthCare Employees and Restricted Stock Unit Awards Held by GE Corporate Employees and GE Former Employees

As of the Distribution Date, (i) each outstanding GE stock option and restricted stock unit award (including any performance stock unit award) that is held immediately prior to the Spin-Off by an employee of GE HealthCare or one of its subsidiaries and (ii) a portion of each outstanding GE restricted stock unit award (including any performance stock unit award) held immediately prior to the Spin-Off by a corporate employee or former employee of GE or one of its subsidiaries who is not subject to China State Administration of Foreign Exchange requirements or a resident of Vietnam, as determined by GE, in each case, will be converted into a respective stock option or restricted stock unit award denominated in shares of our common stock. Each of our converted awards will generally be subject to the same terms, vesting conditions and other restrictions that applied to the original GE award immediately before the Spin-Off, except that performance-vesting conditions, as applicable, will be adjusted to reflect the Spin-Off.

Director Deferred Stock Units

As of the Distribution Date, a portion of each outstanding GE deferred stock unit held by a current or former director of GE will be converted into a deferred stock unit relating to shares of our common stock. GE will retain the liability for our deferred stock units held by each current and former director of GE. Our deferred stock units will generally be subject to the same terms, payment timing rules and other restrictions that applied to the original GE deferred stock units immediately before the Spin-Off.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 454,710,004 shares of our common stock outstanding, based on the number of GE shares of common stock outstanding on September 30, 2022 and the number of shares to be retained by GE as described above. The actual number of shares of our common stock GE will distribute in the Spin-Off will depend on the actual number of shares of GE common stock outstanding on the Record Date, which will reflect any issuance of new shares, vesting of equity awards, or exercises of outstanding options pursuant to GE’s equity plans, and any repurchase of GE shares by GE under its common stock repurchase program, on or prior to the Record Date. Shares of GE common stock held by GE as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Spin-Off. The Spin-Off will not affect the number of outstanding shares of GE common stock or any rights of GE stockholders. However, following the Spin-Off, the equity value of GE will no longer reflect the value of the GE Healthcare business (except to the extent of the shares of our common stock retained by GE as described above). Although GE believes that our separation from GE offers its stockholders the greatest long-term value, there can be no assurance that the combined trading prices of the GE common stock and our common stock will equal or exceed what the trading price of GE common stock would have been in absence of the Spin-Off.

On November 7, 2022, we entered into the Separation and Distribution Agreement with GE and, before our separation from GE, we intend to enter into several other agreements with GE related to the Spin-Off. These agreements will govern the relationship between us and GE up to and after completion of the Spin-Off and allocate between us and GE various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property, and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships And Related Person Transactions—Agreements with GE.”

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of GE. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Spin-Off. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We have applied to list our shares of common stock on The Nasdaq Stock Market LLC under the ticker symbol “GEHC.” Following the Spin-Off, GE common stock will continue to trade on the New York Stock Exchange under the ticker symbol “GE.”

Although GE believes that our separation from GE offers its stockholders the greatest long-term value, neither we nor GE can assure you as to the trading price of GE common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the GE common stock after the Spin-Off will equal or exceed the trading prices of GE common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.

The shares of our common stock distributed to GE stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by, or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as one trading day prior to the Record Date for the Spin-Off and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of GE common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Spin-Off. You may trade this entitlement to receive shares of our common stock, without the shares of GE common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as one trading day prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in GE common stock: a “regular-way” market and an “ex-distribution” market. Shares of GE common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Spin-Off. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Spin-Off. Therefore, if you sell shares of GE common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Spin-Off. However, if you own shares of GE common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Spin-Off.

If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by GE:

•	the GE Board shall have approved the Spin-Off and not withdrawn such approval, and shall have declared the dividend of our common stock to GE stockholders;

•	the Separation and Distribution Agreement, as well as the ancillary agreements contemplated by the Separation and Distribution Agreement, shall have been executed by each party to those agreements;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on a national securities exchange approved by GE, subject to official notice of issuance;

•

GE HealthCare shall have incurred indebtedness in an aggregate principal amount of $10.25 billion, consisting of senior notes and term loans, of which we expect to make a distribution from the balance of debt issuance proceeds to GE concurrently with the Spin-Off, with the remaining proceeds to be held in cash and cash equivalents;

•

GE shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•	GE shall have received the written opinion of Ernst & Young, LLP, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•	the Reorganization Transactions shall have been completed (other than those steps that are expressly contemplated to occur at or after the Spin-Off);

•

no order, injunction, or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of GE shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•

no other events or developments shall have occurred prior to the Spin-Off that, in the judgment of the GE Board, would result in the Spin-Off having a material adverse effect on GE or its stockholders;

•

prior to the Distribution Date, the Notice of Internet Availability of this Information Statement or this Information Statement shall have been mailed to the holders of GE common stock as of the Record Date; and

•	certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by the GE Board to the extent such waiver is permitted by law. If the GE Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, or change the terms of the Spin-Off, and the result of such waiver or change is material to GE stockholders, we will file an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that GE waives a condition or changes the terms of the Spin-Off after this Registration Statement on Form 10 becomes effective and such waiver or change is material to GE stockholders, we would communicate such waiver or change to GE’s stockholders by filing a Form 8-K describing the waiver or change.

The fulfillment of the above conditions will not create any obligation on GE’s part to complete the Spin-Off. We are not aware of any material federal, foreign, or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Spin-Off. GE may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Reasons for Furnishing This Information Statement

We are furnishing this Information Statement solely to provide information to GE’s stockholders who will receive shares of our common stock in the Spin-Off. You should not construe this Information Statement as an inducement or encouragement to buy, hold, or sell any of our securities or any securities of GE. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor GE undertakes any obligation to update the information except in the normal course of our and GE’s public disclosure obligations and practices.

DIVIDEND POLICY

As an independent, publicly traded company, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of GE HealthCare and opportunities to retain future earnings for use in the operation of our business and to fund future growth. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our Cash, cash equivalents, and restricted cash and capitalization as of September 30, 2022, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on September 30, 2022. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited condensed combined financial statements and the notes thereto, and our unaudited pro forma condensed combined financial statements and the notes thereto included elsewhere in this Information Statement.

	As of September 30, 2022
($ in millions)	Historical	Pro Forma
Assets
Cash, cash equivalents, and restricted cash(1)	$500	$1,800

Liabilities
Total debt(1)	43	10,241
Redeemable noncontrolling interests(2)	198	365
Stockholders’ equity
Net parent investment	18,801	—
Common stock	—	5
Additional paid-in capital	—	6,430
Accumulated other comprehensive income (loss) - net	(1,942)	(734)

Total capitalization	$17,100	$16,307

(1)

In connection with the Spin-Off, we will incur indebtedness in an aggregate principal amount of $10.25 billion, consisting of $2.0 billion of Term Loan Facility, which will be drawn prior to or concurrently with the Spin-Off, and $8.25 billion of senior notes issued on November 22, 2022. We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we have made a cash distribution of $4.2 billion from the balance of debt proceeds to GE and expect to make one or more additional cash distributions to GE prior to or concurrently with the Spin-Off, with the remaining proceeds to be held by the Company in cash and cash equivalents. We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. After giving effect to such distributions, we expect to begin operations as an independent company with a cash balance of approximately $1.8 billion. We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion, however, the facilities are not expected to be utilized at the completion of the Spin-Off. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. See “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(2)

Reflects an adjustment to Redeemable noncontrolling interests of $167 million as of September 30, 2022 to record certain redeemable noncontrolling interest at current redemption value due to redemption provisions that are triggered upon a change of control, which is assumed to be probable at the time of Spin-Off. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of financial position as of September 30, 2022 and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2022 and the year ended December 31, 2021.

The unaudited pro forma condensed combined financial statements reflect adjustments to our historical unaudited condensed combined statement of financial position as of September 30, 2022, our historical unaudited condensed combined statement of income for the nine months ended September 30, 2022, and our historical audited combined statement of income for the year ended December 31, 2021.

The unaudited pro forma condensed combined statement of financial position gives effect to the Spin-Off and related transactions, described below, as if they occurred as of September 30, 2022, our latest statement of financial position date. The unaudited pro forma condensed combined statements of income give effect to the Spin-Off and related transactions as if they had occurred on January 1, 2021, the beginning of our most recently completed fiscal year.

The unaudited pro forma condensed combined financial statements have been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if we were a separate stand-alone entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):

•	the contribution of assets and liabilities that comprise our business by GE pursuant to the Separation and Distribution Agreement;

•

the expected transfer to us, prior to or concurrent with the Spin-Off of various GE assets and liabilities not included in our historical condensed combined statements of financial position (including the transfer of certain pension and employee benefit obligations, net of any related assets, associated with our active, retired, and other former employees from GE);

•

the anticipated post-Spin-Off capital structure, including; (i) the issuance of 454,710,004 shares of common stock, where at least 80.1% of the outstanding shares will be distributed to holders of GE common stock in connection with the Spin-Off and GE will retain up to 19.9% and (ii) the issuance of $10.25 billion of debt securities at an estimated weighted-average interest rate of 5.5%, additional details on debt issuance can be found in note (a);

•	the impact of the Tax Matters Agreement to be entered into with GE in connection with the Spin-Off;

•

the impact of the Transition Services Agreement and other commercial agreements to be entered into with GE in connection with the Spin-Off (see “Certain Relationships and Related Person Transactions”);

•	transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the Spin-Off;

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements; and

•	management adjustments which consist of reasonably estimated transaction effects expected to occur.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on

January 1, 2021 and the unaudited pro forma condensed combined financial statements herein are presented in accordance therewith. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes.

Our historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis as we did not operate as a stand-alone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to GE HealthCare. See Note 1, “Description of the Business and Basis of Presentation”, Note 17, “Related Parties” to the audited combined financial statements, and Note 16, “Related Parties” to the unaudited condensed combined financial statements included elsewhere in this Information Statement for further information on the allocation of corporate costs.

The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the Spin-Off), autonomous entity and management adjustments to reflect the financial condition and results of operations as if we were a stand-alone entity. Transaction adjustments have been presented to show the impact and associated cost as a result of the legal separation from GE, including the incurrence of indebtedness, transfer of additional pension and employee benefit assets and liabilities, and the Tax Matters Agreement. Autonomous entity adjustments have been presented to show the impact of items such as the Transition Services Agreement, lease arrangements with third parties and GE, and incremental costs expected to be incurred as an autonomous entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

The unaudited pro forma condensed combined financial statements shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Person Transactions” as well as the audited combined financial statements, unaudited condensed combined financial statements and the corresponding notes included elsewhere in this Information Statement. For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed combined financial statements, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this Information Statement.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2022

($ in millions except share and per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Sales of products	$8,702	$—		$—		$8,702
Sales of services	4,701	—		—		4,701

Total revenues	13,403	—		—		13,403

Cost of products	5,825	—		—		5,825
Cost of services	2,331	—		—		2,331

Gross profit	5,247	—		—		5,247

Selling, general and administrative	2,747	20	(g)	28	(o),(q)	2,795
Research and development	755	—		—		755

Total operating expenses	3,502	20		28		3,550

Operating income	1,745	(20)		(28)		1,697

Interest and other financial charges – net	18	431	(h)	—		449
Non-operating benefit (income) costs	(4)	(57	)(f)	—		(61)
Other (income) expense – net	(63)	—		—		(63)

Income from continuing operations before income taxes	1,794	(394)		(28)		1,372
Provision for income taxes	(412)	92	(d)	7	(p)	(313)

Net income from continuing operations	1,382	(302)		(21)		1,059
Income (loss) from discontinued operations, net of taxes	12	—		—		12

Net income	1,394	(302)		(21)		1,071
Net (income) loss attributable to noncontrolling interests	(32)	—		—		(32)

Net income attributable to GE HealthCare	$1,362	$(302)		$(21)		$1,039

Earnings per share of common stock
Basic
Continuing operations					(l),(m)	$2.26
Discontinued operations					(m)	0.03

Basic earnings per share					(l),(m)	$2.29

Diluted
Continuing operations					(l),(n)	$2.26
Discontinued operations					(n)	0.03

Diluted earnings per share					(l),(n)	$2.29

Weighted-average number of common shares outstanding
Basic					(m)	454,710,004
Diluted					(n)	454,710,004

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2021

($ in millions except share and per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Sales of products	$11,165	$—		$—		$11,165
Sales of services	6,420	—		—		6,420

Total revenues	17,585	—		—		17,585

Cost of products	7,196	—		—		7,196
Cost of services	3,215	—		—		3,215

Gross profit	7,174	—		—		7,174

Selling, general and administrative	3,563	28	(g)	134	(o),(q),(r)	3,725
Research and development	816	—		—		816

Total operating expenses	4,379	28		134		4,541

Operating income	2,795	(28)		(134)		2,633

Interest and other financial charges – net	40	584	(h)	—		624
Non-operating benefit (income) costs	3	668	(f)	—		671
Other (income) expense – net	(123)	—		—		(123)

Income from continuing operations before income taxes	2,875	(1,280)		(134)		1,461
Provision for income taxes	(600)	294	(c),(d)	32	(p)	(274)

Net income from continuing operations	2,275	(986)		(102)		1,187
Income (loss) from discontinued operations, net of taxes	18	—		—		18

Net income	2,293	(986)		(102)		1,205
Net (income) loss attributable to noncontrolling interests	(46)	—		—		(46)

Net income attributable to GE HealthCare	$2,247	$(986)		$(102)		$1,159

Earnings per share of common stock
Basic
Continuing operations					(1),(m)	$2.14
Discontinued operations					(m)	0.04

Basic earnings per share					(l),(m)	$2.18

Diluted
Continuing operations					(1),(n)	$2.14
Discontinued operations					(n)	0.04

Diluted earnings per share					(l),(n)	$2.18

Weighted-average number of common shares outstanding
Basic					(m)	454,710,004
Diluted					(n)	454,710,004

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of September 30, 2022

($ in millions except share and per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Cash, cash equivalents, and restricted cash	$500	$1,300	(a)	$—		$1,800
Receivables – net of allowances of $91	3,075	—		—		3,075
Due from related parties	13	—		—		13
Inventories	2,200	—		—		2,200
Contract and other deferred assets	902	—		—		902
All other current assets	588	11	(b),(j)	75	(r)	674

Current assets	7,278	1,311		75		8,664

Property, plant, and equipment – net	2,080	52	(b)	36	(o)	2,168
Goodwill	12,767	—		—		12,767
Other intangible assets – net	1,598	—		—		1,598
Deferred income taxes	1,313	3,424	(c),(d),(e),(f)	(14	)(p)	4,723
All other assets	1,031	852	(a),(c),(e),(f),(j)	—		1,883

Total assets	$26,067	$5,639		$97		$31,803

Short-term borrowings	$12	$—		$—		$12
Accounts payable	2,687	11	(k)	—		2,698
Due to related parties	138	(106	)(k)	—		32
Contract liabilities	1,764	—		—		1,764
All other current liabilities	2,034	541	(b),(f),(g),(j),(k)	7	(o)	2,582

Current liabilities	6,635	446		7		7,088

Long-term borrowings	31	10,198	(a)	—		10,229
Compensation and benefits	623	5,931	(f),(g),(k)	—		6,554
Deferred income taxes	368	2	(d)	—		370
All other liabilities	1,334	99	(b),(c),(e),(j)	44	(o)	1,477

Total liabilities	8,991	16,676		51		25,718

Redeemable noncontrolling interests	198	167	(l)	—		365

Net parent investment	18,801	(18,801	)(a) - (g),(i),(l)	—		—
Common stock ($0.01 par value per share; 454,710,004 shares issued and outstanding on a pro forma basis)	—	5	(i)	—		5
Additional paid-in capital	—	6,384	(i)	46	(o),(p),(r)	6,430
Accumulated other comprehensive loss – net	(1,942)	1,208	(f)	—		(734)

Total equity attributable to GE HealthCare	16,859	(11,204)		46		5,701
Noncontrolling interests	19	—		—		19

Total equity	16,878	(11,204)		46		5,720

Total liabilities, redeemable noncontrolling interests and equity	$26,067	$5,639		$97		$31,803

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statement of financial position as of September 30, 2022 and the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2022 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2021 include the following adjustments:

Transaction Accounting Adjustments:

(a)

This adjustment reflects the incurrence of indebtedness of $10.25 billion, consisting of $2.0 billion of Term Loan Facility and $8.25 billion of senior notes, issued in connection with the Spin-Off. The debt maturities range from two years to thirty years with an estimated weighted average interest rate of approximately 5.5%. Total original issue discount and deferred debt issuance costs associated with such indebtedness are $52 million, which will be amortized to Interest and other financial charges - net over the terms of the respective instruments and are reflected as a reduction to Long-term borrowings. We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we made a cash distribution of $4.2 billion to GE and expect to make a further cash distribution of approximately $0.75 billion of additional debt proceeds to GE concurrently with the Spin-Off, with the remaining proceeds of $1.3 billion to be held by us in Cash, cash equivalents, and restricted cash. We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” for additional details.

We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion, however, the facilities are not expected to be utilized at the completion of the Spin-Off. The associated issuance costs of $3 million are recorded in All other assets and amortized to Interest and other financial charges - net over the term of the credit facility.

(b)

This adjustment reflects assets and liabilities related to certain legal entities that will be transferred from GE to GE HealthCare in connection with the Spin-Off in the unaudited pro forma condensed combined statement of financial position as of September 30, 2022. See Note 1, “Description of the Business and Basis of Presentation” of our audited combined financial statements for further discussion of the Company’s attribution of assets and liabilities. Refer to the below table for further details on specific adjustments. Excluded from note (b) are certain environmental obligations related to the transferred entities. See note (j) for further details on environmental obligations transferring to GE HealthCare.

($ in millions)	As of September 30, 2022
All other current assets	$3
Property, plant, and equipment – net	$52
All other current liabilities	$4
All other liabilities	$8
Net parent investment	$43

(c)

This adjustment reflects an increase to income tax expense of $8 million for the year ended December 31, 2021, and related tax assets and liabilities as of September 30, 2022 that are expected to be transferred to us as a result of the Spin-Off as follows:

($ in millions)	As of September 30, 2022
Assets
Deferred income taxes	$2,117
All other assets	$28
Liabilities
All other liabilities	$37

These amounts are an estimate, and the final assets and liabilities are likely to be different.

(d)

Reflects the tax effects of the transaction pro forma adjustments at the applicable statutory tax rates and the expected effects of the Separation and Distribution Agreement, changes to our legal entity structure in anticipation of the Spin-Off and stand-alone effects within the respective jurisdictions. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances were not required. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Spin-Off including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results.

(e)

This adjustment reflects the establishment of indemnification assets and liabilities of $44 million and $43 million, respectively, to be established by GE HealthCare and a reduction to existing deferred tax assets of $15 million pursuant to the Tax Matters Agreement. The amount of such indemnifications is still preliminary and will be finalized prior to the Spin-Off.

(f)

We have accounted for our participation in the GE sponsored pension and other postretirement plans as participation in a multi-employer plan and as such the liability for these plans is not included in our audited combined financial statements and unaudited condensed combined financial statements. Under this method of accounting, we recognized our allocated portion of net periodic benefit costs within our audited combined financial statements and unaudited condensed combined financial statements. Under the multi-employer approach, only service costs for these plans were allocated based primarily on our participation in the plans. Additionally, retirees and other former GE employees participate in the pension and postretirement benefit plans offered by GE.

In connection with the Spin-Off, GE will transfer to us plan assets and obligations primarily associated with our active, retired, and other former GE employees in certain jurisdictions and we will provide the benefits directly. The actual assumed net benefit plan obligations, cash contributions, and related expenses could change significantly from our estimates.

The pro forma adjustment and related tax effect for the pension and postretirement benefit plans is reflected in the unaudited pro forma condensed combined statement of financial position as of September 30, 2022 as follows:

($ in millions)
Deferred income taxes	$1,194
All other assets	$766
All other current liabilities	$288
Compensation and benefits	$5,537
Net parent investment	$(5,073)
Accumulated other comprehensive income (loss) – net	$1,208

The plan assets and obligations that will transfer to us in connection with the Spin-Off will be based on the GE Principal Pension Plans which consists of the GE Pension Plan and GE Supplementary Pension Plan, the GE Principal Retiree Benefit Plans and Other Pension Plans consisting of U.S. and non-U.S.

pension plans. The amounts below include plans with pension assets or obligations greater than $50 million. See table below for associated balances as of September 30, 2022:

GE Plans ($ in millions)	Deficit/ (Surplus)	Accumulated other comprehensive income (loss)–net
GE Principal Pension Plans	$3,820	$997
GE Principal Retiree Benefits Plans	1,428	770
Other Pension Plans	(189)	(559)

Total	$5,059	$1,208

We have also recognized incremental pro forma non-operating benefit (income) costs of $(57) million and $668 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, related to the pension and postretirement benefit plans transferred to GE HealthCare.

(g)

Reflects $147 million in All other current liabilities and $393 million in Compensation and benefits with respect to additional employee-related obligations of active and former employees expected to be transferred from GE to GE HealthCare prior to Spin-Off. These liabilities are incremental to the liabilities included in the audited combined and unaudited condensed combined statements of financial position as they relate to employees who were not GE HealthCare employees or the liabilities were not allocated ratably to GE HealthCare employees. Expenses associated with these additional employee-related obligations were $20 million and $28 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively.

(h)

Reflects the addition of estimated interest expense related to the debt issuances described in note (a) above, the amortization of original issue discount and deferred debt issuance costs, and certain Euro to U.S. Dollar cross currency interest rate swap arrangements with a notional amount of $2.0 billion. Interest expense was calculated assuming constant debt levels throughout the periods. A 0.125 point change to the annual interest rate on the $2.0 billion Term Loan Facility would change interest expense by approximately $2 million and $3 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively. Refer to the below table for further details on specific adjustments:

($ in millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Interest expense on debt	$422	$571
Amortization of original issue discount and deferred debt issuance costs	9	13

Total Interest and other financial charges – net	$431	$584

(i)

Reflects the reclassification of GE’s net investment in our Company to Additional paid-in capital, as well as the issuance of 454,710,004 shares of our common stock with a par value of $0.01 per share pursuant to the Separation and Distribution Agreement. We have assumed the number of outstanding shares of our common stock based on 1,092,668,140 shares of GE common stock outstanding as of September 30, 2022, and assumed a distribution of at least 80.1% of the outstanding shares of our common stock to GE’s stockholders, on the basis of one share of our common stock for every three shares of GE common stock. The actual number of shares issued will not be known until the record date for the distribution. We expect up to 19.9% of our common stock to be owned by GE at the time of the Spin-Off.

(j)

GE has obligations for ongoing and future environmental remediation activities, some of which are the legal responsibilities of entities that will transfer to GE HealthCare, as referred to in note (b). This adjustment reflects the transfer of $19 million of accrued environmental remediation liabilities from GE to GE HealthCare. These liabilities were excluded from the audited combined and unaudited condensed combined statements of financial position as the environmental liabilities were unrelated to historical GE HealthCare business activity. The environmental remediation liabilities include estimates of the costs for investigation, remediation and operation and maintenance of clean-up sites. This adjustment also reflects indemnification assets to be established by GE HealthCare to reflect an indemnification agreement between GE and GE HealthCare whereby GE will indemnify GE HealthCare for all current and future costs incurred related to these transferred environmental remediation obligations. Refer to the below table for further details on specific adjustments:

($ in millions)	As of September 30, 2022
All other current assets	$8
All other assets	$11
All other current liabilities	$8
All other liabilities	$11

(k)

Reflects the reclassification of certain transactions historically included in related parties accounts to the appropriate third-party or employee related accounts based on the nature of the transaction, as of September 30, 2022.

($ in millions)	As of September 30, 2022
Accounts payable	$11
Due to related parties	$(106)
All other current liabilities	$94
Compensation and benefits	$1

(l)

Reflects an adjustment to Redeemable noncontrolling interests of $167 million as of September 30, 2022 to record certain redeemable noncontrolling interest at current redemption value due to redemption provisions that are triggered upon a change of control, which is assumed to be probable at the time of Spin-Off. The adjustment to Redeemable noncontrolling interests is treated as a deemed preferred dividend in the earnings per share computation for the year ended December 31, 2021.

(m)

The weighted-average number of shares used to compute pro forma basic earnings per share for both the nine months ended September 30, 2022 and the year ended December 31, 2021 is 454,710,004, on the basis of one share of our common stock for every three shares of GE common stock outstanding as of September 30, 2022, and the 19.9% interest in the outstanding shares of our common stock that we expect will be owned by GE at the time of the Spin-Off.

(n)

The weighted-average number of shares used to compute pro forma diluted earnings per share for both the nine months ended September 30, 2022 and the year ended December 31, 2021 is 454,710,004, which represents the number of shares we expect to be outstanding in connection with the Spin-Off. The actual dilutive effect following the completion of the Spin-Off will depend on various factors, including employees who may change employment between GE and our Company and the impact of GE and GE HealthCare equity-based compensation arrangements. We cannot estimate the dilutive effects at this time.

Autonomous Entity Adjustments:

(o)

Reflects the net impact of lease arrangements with third parties and sublease arrangements with GE for facilities that have been entered into or will be entered into prior to the Spin-Off. These adjustments record the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. The pro forma adjustment related to our leases is reflected in the unaudited pro forma condensed combined statement of financial position as of September 30, 2022, as follows:

($ in millions)	Property, plant, and equipment – net	All other current liabilities	All other liabilities
Operating leases and sub-leases	$36	$7	$44

As a result of the Spin-Off, we will begin recognizing incremental sublease income net of expenses from GE and third parties of $1 million for both the nine months ended September 30, 2022 and year ended December 31, 2021, and will present net sublease income in Selling, general and administrative.

(p)

Reflects the tax effects of the autonomous entity pro forma adjustments at the applicable statutory tax rates and the expected effects of the Separation and Distribution Agreement and the Tax Matters Agreement, or stand-alone effects within the respective jurisdictions. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances were not required. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Spin-Off including, but not limited to, the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results.

(q)

Pursuant to the Transition Services Agreement and the Trademark License Agreement we intend to enter into with GE, we will incur incremental expenses above the previous allocation of GE corporate costs, primarily related to certain digital technology services, people operations support, and trademark license costs of $29 million for the nine months ended September 30, 2022 and $60 million for the year ended December 31, 2021.

(r)

As part of the Spin-Off, GE will incur additional non-recurring costs for the development of technological infrastructure on behalf of GE HealthCare. These costs are expected to be incurred within one year of the Spin-Off. Upon the Spin-Off, we will record a prepaid asset of approximately $75 million representing the value to be received from such development activities necessary for separation. The related non-cash non-recurring expense of approximately $75 million has been recorded in Selling, general and administrative for the year ended December 31, 2021.

Management Adjustments:

We have elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. Following the Spin-Off, we expect to incur incremental costs as a stand-alone entity in certain of our corporate support functions (e.g., finance, accounting, tax, treasury, IT, HR, and legal, among others). We received the benefit of economies of scale as a business unit within GE’s overall centralized model; however, in establishing these independent support functions, the expenses will be higher than the prior shared allocation.

As a stand-alone public company, we expect to incur certain costs in addition to those incurred pursuant to the Transition Services Agreement as described in note (q) and other transaction and autonomous entity adjustments noted above, including costs resulting from:

•

One-time and non-recurring expenses associated with Spin-Off and stand-up of functions required to operate as a stand-alone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee related costs, development of our brand, and other matters; and.

•

Recurring and ongoing costs required to operate new functions required for a public company such as external reporting, internal audit, treasury, investor relations, board of directors and officers, stock administration, and expanding the services of existing functions such as information technology, finance, supply chain, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance.

We expect to incur these costs beginning at Spin-Off, with one-time costs expected to be incurred over a period of twelve to twenty-four months post Spin-Off.

We estimated that we would incur approximately $168 million of total expenses (including one-time expenses of approximately $66 million and estimated recurring expenses of $102 million) for the nine months ended September 30, 2022 and $341 million of total expenses (including one-time expenses of approximately $228 million and estimated recurring expenses of $113 million) for the year ended December 31, 2021.

We estimated these additional expenses by assessing the resources and associated one-time and recurring costs each function (e.g., finance, IT, HR, etc.) will require to stand up and operate GE HealthCare as a stand-alone public company. We expect to fill any shortfalls to the estimated required resources in addition to the services provided by GE under the Transition Services Agreement through additional hiring or incremental vendor and other third-party spend.

The additional expenses have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology, and infrastructures. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this document may impact actual costs incurred. We may also decide to increase or reduce resources or invest more heavily in certain areas in the future, which may differentiate the management adjustments even further from actual costs incurred in the future.

These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the respective statutory tax rates to the aforementioned adjustments in jurisdictions where valuation allowances were not required.

For the nine months ended September 30, 2022

($ in millions except share and per share amounts)	Net income	Basic earnings per share	Diluted earnings per share
Unaudited pro forma condensed combined net income from continuing operations*	$1,059
Net (income) loss attributable to noncontrolling interests*	(32)

Unaudited pro forma condensed combined net income from continuing operations attributable to GE HealthCare	1,027	$2.26	$2.26
Management adjustments	(168)	(0.37)	(0.37)
Tax effect	40	0.09	0.09

Unaudited pro forma condensed combined net income from continuing operations attributable to GE HealthCare after management adjustments	$899	$1.98	$1.98

Weighted-average number of common shares outstanding
Basic	454,710,004
Diluted	454,710,004

*	As shown in the Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

($ in millions except share and per share amounts)	Net income	Basic earnings per share	Diluted earnings per share
Unaudited pro forma condensed combined net income from continuing operations*	$1,187
Net (income) loss attributable to noncontrolling interests*	(46)
Deemed preferred dividend of redeemable noncontrolling interest	(167)

Unaudited pro forma condensed combined net income from continuing operations attributable to GE HealthCare	974	$2.14	$2.14
Management adjustments	(341)	(0.75)	(0.75)
Tax effect	81	0.18	0.18

Unaudited pro forma condensed combined net income from continuing operations attributable to GE HealthCare after management adjustments	$714	$1.57	$1.57

Weighted-average number of common shares outstanding
Basic	454,710,004
Diluted	454,710,004

*	As shown in the Unaudited Pro Forma Condensed Combined Statement of Income

OUR INDUSTRIES

Introduction

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We have approximately 51,000 employees dedicated to our mission to “create a world where healthcare has no limits.” We operate at the center of the healthcare ecosystem, enabling precision health by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater access, efficiency, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring.

We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation and complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean and focused on continuous improvement. Today, the transition to a data-driven healthcare ecosystem is about improving outcomes by finding new ways to reach and treat patients, while creating capacity for providers, and making precision health a reality. Our portfolio of solutions addresses the biggest challenges facing healthcare providers and patients today and is complemented by our broad services capabilities and digital solutions. These qualities drive strong trust, loyalty, and partnership with our global customers, including healthcare systems and researchers.

GE HealthCare has extensive reach throughout the global healthcare system for medical technology, pharmaceutical diagnostics, and digital solutions, underpinned by resilient, sustainable practices and products, and a commitment to growing access to care. Our products are used in more than two billion procedures to care for more than one billion patients annually. We have a global installed base of more than four million medical devices and delivered over 100 million doses of imaging agents used in patient procedures in 2021. We serve customers in more than 160 countries with a global team of over 10,000 sales professionals, 8,500 field service engineers, and a network of 43 manufacturing sites across 17 countries.

GE HealthCare is driven by our focus on people, patients, and customers to enable delivery of care that is simpler, connected, and more precise. We embrace an optimistic vision of the future with more humanity and warmth in the healthcare experience.

Our Industries

The breadth of our product portfolio and global presence supports an estimated $84 billion total addressable opportunity across the industries our four business segments serve: Imaging, Ultrasound, PCS, and PDx. Within our segments, we offer products, service capabilities, and digital solutions that are utilized by customers to improve workflows, enhance the patient and clinician experience, deliver care more efficiently at a lower cost, and improve clinical outcomes.

The table below provides a summary of the industries in which we participate:

($in billions)	Estimated Industry Size (2021)*	Estimated Industry CAGR (2022-2025)*
Imaging	$44	4-6%
Ultrasound	12	4-7%
PCS	18	3-6%
PDx	10	4-5%

Total Industry	$84	4-6%

*	Based on GE HealthCare estimates and Signify Research for digital solutions.

Our business segments serve customers globally, with each of our key regions representing large and growing opportunities:

($ in billions)	Estimated Industry Sales by Region (2021)*	Estimated Industry CAGR (2022-2025)*
United States and Canada	$31	3-6%
Europe, Middle East, & Africa	21	3-5%
China region	15	6-8%
Rest of World	17	3-5%

Total Industry	$84	4-6%

*

Based on GE HealthCare estimates and Signify Research for digital solutions. Amounts are based on estimates of (1)(a) orders placed in the last fiscal year across all product categories we offer in the relevant industry or (b) for jurisdictions for which order data are not available, actual sales completed in the last fiscal year across all such products, plus (2) estimates for revenues derived from annual service and digital offerings from such products.

Our industries are impacted by macro trends that we expect to continue to drive sustainable long-term growth in the demand for medical technology, pharmaceutical diagnostics, and healthcare solutions. We expect to benefit from many of these trends as our portfolio of solutions directly addresses many of the challenges and opportunities facing our customers today. As a stand-alone company, we will accelerate investments in R&D and innovation in areas where we see the most compelling growth opportunities, enhancing our competitive advantages.

Macro Healthcare Trends

Growing adoption of precision health: Patients and providers are increasingly focused on improving individual outcomes while enhancing the patient experience, containing costs, customizing care, and improving provider efficiency by lowering the amount of time required to treat patients. Innovation in diagnostics, therapies, and patient monitoring is leading to the accelerated development of more precise and personalized care. Examples include imaging tools used to guide targeted treatments, advanced molecular tracers that help to identify disease more precisely, and integrated insights across diagnostic modalities that more accurately determine the treatment pathway. Health systems recognize the power of precision health to deliver faster recoveries while avoiding costly complications.

Digitization of healthcare: In 2018, approximately 30% of the world’s data volume was generated by the healthcare industry and this data is expected to grow at a 36% CAGR through 2025. We believe such data generation has materially increased with the onset of the COVID-19 pandemic and will continue with the increase in healthcare technology innovation. This valuable data is increasingly being used to improve care across disease states, enhance the ability of clinicians to diagnose disease and treat patients, and improve clinical workflow efficiencies, often assisted by software applications that utilize AI and machine learning technologies. These solutions often integrate insights across multiple data sources, such as diagnostic modalities, patient monitoring, electronic medical records, and labs to more efficiently and effectively treat patients.

Increasing demand for healthcare driven by demographic trends: The increasing global demand for healthcare is driven by population growth, an increasing proportion of the population over the age of 65, and the increasing prevalence and treatment of chronic diseases. These trends are resulting in a growing number of patients requiring both a higher amount of care and more complex care as they age. As demand on the healthcare system grows, staffing shortages for critical roles, such as nurses and doctors, is increasingly a challenge driving a need for more sustainable and efficient delivery of healthcare services.

Improving access to healthcare in emerging markets: To date, healthcare spend in emerging markets has been disproportionately low relative to the population of these markets. The growing middle class in many of these markets is helping to drive both government and private sector investment in healthcare systems and medical technology. By 2040, emerging market countries on average are projected to increase healthcare spending as a percent of GDP by 24.4%.

Expansion of alternative sites of care: The delivery of care in lower acuity settings is one of the fastest growing trends in the healthcare industry, driven by a lower operating cost model and expanding access to more of the population. While these alternative settings cannot fully replace care delivery at the hospital for higher acuity patients, both government and private sector policies increasingly support directing care to ambulatory settings to improve cost and access, thereby better addressing health inequity. The result is a growing demand for medical technology solutions that can be deployed at alternative sites of care, such as outpatient facilities, ambulatory surgical centers, physician’s offices, and professional care in the home, including telehealth.

Adoption of the Quadruple Aim of healthcare: The Quadruple Aim is a framework for healthcare providers to optimize outcomes for stakeholders. Its key tenets include: improving population health, reducing cost of care, enhancing the patient experience, and improving provider satisfaction. This model is now widely accepted by public and private health organizations and often involves investment in medical device and digital innovations as a means for optimizing health system performance. Hospital systems require greater efficiencies and need to create more capacity in their existing labor force to meet growing demand. As a result, there is an increasing need for solutions at a medical device, department, and enterprise level that are faster, have a lower cost to operate, and drive better clinical outcomes.

Industry headwinds: Beyond the growth drivers above, our business is subject to a number of headwinds or risks inherent in the industries in which we operate. The regions and the industries we serve are competitive and highly regulated. We compete with a wide range of companies, including those that are large and diversified with broad geographic footprints as well as those that are smaller and more specialized, potentially with local expertise. New entrants in our industries further increase competition. Our industries are generally experiencing increased scrutiny on overall healthcare spending, resulting in pressure on GE HealthCare to lower prices. Lastly, our operations in emerging markets expose us to occasional political and economic instability.

Overall, the industries served by our business segments represent large and growing opportunities that, in addition to macro trends listed above, are driven by segment specific trends.

Imaging

GE HealthCare’s Imaging business segment operates in an estimated $44 billion global industry growing at a 4-6% CAGR from 2022 to 2025, driven by macro trends, demand for increasingly high image quality, additional capabilities from leveraging AI, and advanced interventional surgical systems. Imaging is a critical component of patient care, providing necessary information for the accurate diagnosis and ongoing treatment of patients. Our Imaging business develops, manufactures, and markets a comprehensive portfolio of imaging devices, services, and digital solutions used in the screening, diagnosis, treatment, and monitoring of patients. Our Imaging business segment participates in the following areas:

($ in billions)	Estimated Industry Size (2021)*	Estimated Industry CAGR (2022-2025)*
Magnetic Resonance	$6	5-7%
Molecular Imaging and Computed Tomography	8	3-5%
X-ray and Women’s Health	4	1-3%
Image-Guided Therapies	4	4-6%
Service Capabilities	16	2-4%
Digital Solutions	5	7-10%

Total Industry	$44	4-6%

*	Based on GE HealthCare estimates and Signify Research for digital solutions.

Our Imaging business customers are predominantly radiology departments of hospitals, health systems, outpatient centers, specialty hospitals, and ambulatory surgery centers. Our customers require devices that provide high-quality images and solutions that deliver clinical insights to enable timely and precise diagnoses as well as optimal treatment and care. Our customers value reliability, speed of care delivery, and the ability to service or upgrade their equipment throughout its lifecycle. These demands are driving innovations in the healthcare industry, including devices and solutions that increase operational efficiency, improve workflows, improve clinical collaboration through connected systems, and integrate departmental operations.

Ultrasound

GE HealthCare’s Ultrasound business segment operates in an estimated $12 billion global industry growing at a 4-7% CAGR from 2022 to 2025, driven by macro trends and expanded use of Ultrasound in diagnostics, therapy, and monitoring across multiple care settings. Ultrasound is an imaging modality that provides clinicians a real-time look at anatomy using sound waves. Our Ultrasound business develops, manufactures, and markets a comprehensive portfolio of products and solutions, including ultrasound consoles and probes, handheld devices, intraoperative imaging systems, visualization software, and an ecosystem of related software applications. Our Ultrasound business segment participates in the following areas:

($ in billions)	Estimated Industry Size (2021)*	Estimated Industry CAGR (2022-2025)*
Radiology(a) and Primary Care	$3	4-6%
Cardiovascular	1	3-5%
Women’s Health	1	3-5%
Point of Care and Handheld	1	8-10%
Intraoperative Visualization	1	10%
Service Capabilities(b)	4	3-5%
Digital Solutions	1	15-20%

Total Industry	$12	4-7%

*	Based on GE HealthCare estimates.
(a)	Includes general imaging, internal medicine, urology, interventional, and musculoskeletal applications.
(b)	Also includes radiology and primary care, cardiovascular, women’s health, and point of care and handheld equipment upgrades and refurbishing.

Our Ultrasound customers are predominantly hospitals, health systems, outpatient centers, specialty hospitals, and ambulatory surgery centers. Our customers require solutions that are cost-effective, safe, and deliver information on a real-time basis, allowing for immediate diagnosis and treatment. The portability, non-ionizing properties, lower cost, and real-time imaging aspects of ultrasound systems make it an appealing diagnostic and image-guided therapy tool. The addition of machine learning and AI that aid in clinical diagnosis by integrating ultrasound into health system workflows provides valuable guidance to users in image acquisition and real-time clinical decision support. Ultrasound has traditionally been used in cardiology, obstetrics/gynecology, and radiology and is advancing into other care areas, such as surgical settings, emergency departments, ICUs, sports medicine and family practices. More recently, there has also been an increasing use of ultrasound devices in the operating room to assist clinicians and surgeons during surgical and minimally-invasive procedures.

Patient Care Solutions

GE HealthCare’s PCS business segment operates in an estimated $18 billion global industry growing at a 3-6% CAGR from 2022 to 2025, driven by macro trends as well as demand for integrated solutions to enable better decision-making. Our PCS business develops, manufactures, and markets a broad portfolio of interconnected devices and solutions that are used in diagnostics, monitoring, anesthesia delivery, therapies, and workflows to support caregiver decision-making across various care settings. Our PCS business segment participates in the following areas:

($ in billions)	Estimated Industry Size (2021)*	Estimated Industry CAGR (2022-2025)*
Patient Monitoring	$4	2-4%
Anesthesia and Respiratory Care	2	2-5%
Diagnostic Cardiology	1	2-4%
Maternal Infant Care	1	2-4%
Consumables	5	5-7%
Service Capabilities	4	4-5%
Digital Solutions	2	8-10%

Total Industry	$18	3-6%

*	Based on GE HealthCare estimates.

Customers of our PCS business are predominantly hospitals, health systems, and office-based labs in traditional healthcare settings and, increasingly, in remote applications. Our customers seek secure, flexible, and standardized monitoring and life support solutions that enhance patient safety, workflow efficiency, and clinical collaboration and communication. Our customers also value reliability and real-time, AI-enhanced, and tailored clinical insights to improve patient outcomes and proactively enhance clinical teams’ ability to deliver precise and timely clinical care across the entire health system. These demands are driving a growing need for integrated department- and enterprise-level workflow tools that improve the delivery of efficient, personalized patient care.

Pharmaceutical Diagnostics

GE HealthCare’s PDx business segment operates in an estimated $10 billion global industry growing at a 4-5% CAGR from 2022 to 2025, driven by demand for better visualization to enable more precise diagnoses and therapy selection for patients. The PDx business supplies imaging agents, specifically contrast media and radiopharmaceuticals, that enhance diagnostic images. Contrast media is used in X-ray, CT, angiography, MR, and ultrasound. Molecular imaging agents are molecular tracers labeled with radioisotopes used in functional imaging, such as PET and SPECT procedures, to capture and form images from the emitted radiation. Our PDx business segment participates in the following areas:

($ in billions)	Estimated Industry Size (2021)*	Estimated Industry CAGR (2022-2025)*
Contrast Media	$5	5-6%
Molecular Imaging	5	3-4%

Total Industry	$10	4-5%

*	Based on GE HealthCare estimates.

Our PDx business customers are predominantly radiology and nuclear medicine departments of hospitals and health systems, pharmaceutical companies, and researchers who use the agents for a variety of procedures, including selecting target populations for clinical trials. Our customers expect safe and effective agents to deliver better diagnosis and therapy selection. In a regulated pharmaceutical industry where safety and efficacy are minimum requirements, industry players vie to differentiate on reliability of supply chain, workflow, and productivity for contrast media, as well as clinical evidence generation and timely delivery, specifically of rapidly decaying radioisotopes for molecular imaging agents.

OUR BUSINESS

Overview

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. Our products, solutions, and services span the continuum of patient care, including screening, diagnosis, treatment, and monitoring, with the goal of empowering clinicians to deliver better care at a lower cost. We have a global installed base of more than four million medical devices that enable more than two billion procedures impacting more than one billion patients each year. Our complementary pharmaceutical diagnostic agents are used in imaging procedures at the rate of approximately three patients every second.

Our customers are healthcare providers and researchers, including public, private, and academic institutions, and represent an estimated $84 billion global industry growing at a rate of 4-6% annually through 2025. We are organized into four business segments that are aligned with the industries we serve:

•

Imaging: portfolio of medical imaging solutions including CT, MR, molecular imaging, X-ray, women’s health, image-guided therapies, enterprise imaging software, service capabilities, and digital solutions;

•	Ultrasound: ultrasound consoles and probes, handheld devices, intraoperative imaging systems, visualization software, service capabilities, and digital solutions;

•	Patient Care Solutions: monitoring, anesthesia and respiratory care, maternal infant care, and diagnostic cardiology solutions, as well as consumables, service capabilities, and digital solutions; and

•	Pharmaceutical Diagnostics: imaging agents that include contrast media and radiopharmaceuticals that enhance diagnostic images.

We generate revenue from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. We have established leading positions in each of our business segments by developing broad portfolios of advanced medical technologies and lifecycle services. Our goal is to improve the performance, quality, and customer experience of our offerings through:

•

Customer-Driven Innovation: our deep understanding of customer needs is informed by our position at the center of many clinical and therapeutic care pathways, such as cardiology, oncology, and neurology, that allows us to deliver differentiated products across our large and growing served industries. With our significant installed base, we have the ability to leverage customer feedback across public, private, and academic institutions that informs our product priorities and the development of leading technologies in response to customer needs. We have also expanded our technology platforms through acquisitions, growing these businesses in areas such as intraoperative surgical guidance, acute care, and imaging agents, and built these acquisitions into world-class businesses.

•

Industry-Leading Service Capabilities: at the foundation of our strong customer relationships are our industry-leading service offerings which include preventative maintenance, on-site install and repair, remote monitoring and repair capabilities, equipment and software upgrades, financing solutions, end-user training, multi-vendor services, cybersecurity services, remote equipment tracking, and enterprise-wide consulting. We deliver our service offerings through a team of over 8,500 field service engineers, 36 global or regional repair centers, and 46 customer service centers. We believe our comprehensive service offerings drive customer satisfaction and loyalty, ultimately leading to higher sales of products, services, and solutions.

•

Integrated Digital Solutions: we are a leading innovator of digital solutions, providing clinical decision support, simplifying patient workflows, delivering advanced visualization of complex anatomy, enhancing clinical collaboration, and integrating clinical insights across multiple diagnostic modalities. Our Edison platform was created to efficiently aggregate and integrate clinical data to help customers deploy and scale their digital solutions across departments and health systems. We employ over 4,700 software engineers supporting our installed base, new product development, and a portfolio of over 200 digital applications and software solutions that are deployed at the device, department, and enterprise level. We have allocated significant resources to digital innovation, including AI and machine learning, as we advance precision health.

Our end markets are transforming as healthcare providers and researchers seek solutions, data, and tools to enable the delivery of precision health. More precise diagnoses and treatment can help improve patient outcomes, support management of chronic disease, and reduce health system cost. Precision health is expected to drive continued demand and opportunity for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing existing and new care pathways. The pursuit of precision health opportunities significantly expands our served industries to include integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision health.

In 2021, we generated Total revenues of $17,585 million representing 2% growth as reported and 1% Organic revenue growth* from 2020, Operating income of $2,795 million, and Adjusted EBIT* of $3,172 million, representing growth of 3% and 6% from 2020, respectively. Approximately 50% of our revenue is recurring, comprised of services, single-use and consumable products, digital solutions, and value-added offerings, such as education, training, and consulting. In 2021, we generated $1,607 million in cash from operations and $2,827 million in Free cash flow*, representing an annual decrease of 39% and increase of 15% over the prior year, respectively. Our strong revenue visibility and attractive Free cash flow* generation allow us to invest in strategic growth initiatives and innovation. For more information on the computation of non-GAAP financial measures, see “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” See also “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information” and “Risk Factors—Risks Relating to the Spin-Off.”

Investment Highlights

GE HealthCare has numerous competitive advantages in attractive markets that we expect to continue to drive our success and reward investors over the long term, including:

Established Leader in Large, Attractive, and Growing Industries

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. The industries in which we participate represent an estimated $84 billion global opportunity that is estimated to grow at 4-6% through 2025. Sustainable long-term growth in our industries is driven by trends

*	Non-GAAP financial measure.

related to an aging population, increasing prevalence and diagnosis of chronic disease, innovation in minimally-invasive procedures that require imaging, and increasing access to healthcare. We also expect growth in the industry to be supported by technological innovation, including AI and machine learning, as well as expansion of care outside of the traditional hospital setting.

Our deep knowledge and global experience have made us a preferred and trusted partner of customers across our segments: Imaging, Ultrasound, Patient Care Solutions, and Pharmaceutical Diagnostics. We have more than 125 years of experience navigating the complex technical and regulatory requirements of the industry, representing key competitive advantages for GE HealthCare. We have approximately 51,000 employees, including a global sales force of over 10,000 employees, 8,500 field service engineers, and 9,700 R&D engineers and scientists, supporting an installed base of more than four million imaging, diagnostic, and monitoring units. GE HealthCare products are used to deliver care to more than one billion patients in more than two billion procedures globally each year and our complementary pharmaceutical diagnostic agents are used in imaging procedures at the rate of approximately three patients every second. We are the only imaging platform that provides customers with contrast media products that enable improved precision of diagnosis and therapy selection. With a portfolio of leading technologies developed in response to customer needs, we provide customers with critical instruments for precision health driven by a need for less costly and more specialized therapeutic treatments.

Track Record of Industry-Defining Innovations

GE HealthCare has been advancing healthcare with transformational innovations since 1896, including the first enclosed X-ray source, the first routine total-body CT scanner, and the first high-field MRI scanner. Our ability to innovate through our research and development teams, augmented by strategic acquisitions and collaborations, is core to our approach of achieving and maintaining leadership positions in each of our segments by delivering differentiated solutions to address evolving customer needs. We expand and accelerate delivery of innovations through increased R&D investment, which has led to approximately $4,100 million in orders in 2021 from products launched in the last year. We focus on thoroughly understanding unmet customer needs through customer surveys, sponsored research, advisory boards, pilot programs, and direct feedback through our research, sales, and service channels. This unique insight helps to prioritize our R&D efforts to best deliver improved customer outcomes. Examples of our industry-leading innovations since 2000 include:

Our organic innovation efforts are complemented by strategic acquisitions, investments, and collaborations, which have transformed our product portfolios and expanded our industries served. We have a robust pipeline of inorganic opportunities to continue expanding our portfolio and driving incremental growth in our business. Our focus remains on transactions intended to accelerate our strategies, expand capabilities, and drive attractive returns, such as the recent acquisitions of BK, Zionexa, and Prismatic Sensors, as well as our recent strategic collaborations with Pulsenmore, RaySearch, SOPHiA Genetics, and AliveCor.

At the Center of Digitization of Healthcare

GE HealthCare is at the center of the digitization of healthcare, generating and harnessing clinical data from our devices and software and those of third parties to help simplify clinical decision-making, improve the delivery of care, and drive workflow efficiency. Today, clinicians must interpret large amounts of data from separate and often disconnected devices and systems to make critical and urgent clinical decisions. GE HealthCare aims to solve this challenge through a portfolio of over 200 digital applications and software solutions that collectively generated $1,186 million of revenue in 2021, including:

•	Advantage Workstation applications that help clinicians simplify the practice of radiology through advanced visualization technologies;

•	Centricity Picture Archiving and Communication System (“PACS”) that enhances image visualization, AI, 3D post-processing and archiving, and improves radiology workflow and clinical collaboration; and

•	Command Center that helps improve enterprise operations across hospitals and health systems.

GE HealthCare is a leader in on-device AI with applications that provide advanced machine learning and AI technologies to improve device performance and care outcomes. Increasingly, hospitals and healthcare systems are demanding easier ways to deploy clinical workflow, analytics, and other digital tools that improve care delivery, support efficient operations, improve healthcare economics. Our Edison platform is a vendor-agnostic hosting and data aggregation platform with an integrated AI engine, reducing the IT burden that typically comes with installing and integrating applications across an enterprise. We believe that our digital solutions and deep understanding of customer needs are key competitive advantages of our business.

Trusted Partner of Customers Across the Globe Supported by Industry-Leading Service

We have one of the strongest reputations in the global healthcare industry for service, innovation, quality, and integrity, resulting in long-standing customer relationships. The success of our customer-driven mission is evidenced by long-standing relationships with our top customers, many of whom we have worked with for decades. Our customer base is diverse, with our top 10 customers collectively contributing no more than 10% of revenue. We globally deploy a multi-channel commercial model consisting of over 10,000 sales professionals and a global network of approximately 5,600 indirect third-party partners supporting over 160 countries that are aligned to four geographic regions: USCAN, EMEA, China region, and Rest of World. We also leverage our HealthCare Financial Services business to deliver end-to-end solutions for our customers, including financial solutions for their needs. Through our close relationships with customers, we are able to collaborate on their asset acquisition plans and clinical and business challenges, and we are able to tailor our products, services, and solutions to meet their unique needs.

At the foundation of our strong customer relationships is our industry-leading service offerings that extend well beyond vendor-agnostic on-site repair and preventative maintenance to include remote monitoring and support of our devices enabled by connectivity, proactive, and predictive maintenance capabilities, lifecycle management, and asset performance management. In 2021, we resolved over 80% of service issues on the first call and resolved 35% of service calls through our remote connectivity and digital service infrastructure while managing an average of over 3,600 parts orders per day. Currently, approximately 80% of the imaging systems in our installed base are connected for remote monitoring, enabling diagnostic consultations with skilled, off-site engineers for preventative maintenance and asset management analytics in order to minimize down-time for our customers and improve efficiency among our service team.

With over 8,500 field service engineers and approximately 1,200 applications and training specialists, 36 global and regional repair centers, and 46 customer service centers, we utilize our global scale and a local approach to tailor offerings to best serve individual customers around the world. We have established local manufacturing, assembly, and pharmaceutical production sites across 17 countries, which improves our supply chain security and decreases costs. We utilize our local presence to provide customers with tailored commercial solutions, such as holistic infrastructure solutions, local training, equipment repair, and other services. In addition to strengthening our customer relationships, our services capabilities are a key driver of our financial performance, generating $6,420 million of revenue in 2021. Our services revenue is recurring in nature, and provides strong visibility to future revenue with $10,028 million of RPO as of year-end 2021.

Driving Growth Mindset Through Lean for Customers and Employees

We are dedicated to creating shareholder value through consistent and sustainable earnings growth. To drive that value, we are using lean principles to execute on our short- and long-term strategies and strengthen our operating performance.

Lean has helped build a culture of continuous improvement where employees are empowered to problem-solve (“trystorm”), sustain solutions, and improve key performance indicators to move the needle positively for operational and financial results. We have developed and deployed lean tools, processes, and leadership at all levels in the organization. We focus our lean work on improvement in five critical business priorities: Safety, Quality, Delivery, Cost, and Innovation (“SQDCI”). For each of these priorities, we focus on strong daily management, establishing robust standard work, and applying root cause problem-solving. These practices are built into the management cadences at all levels and enable accelerated improvement.

For example, we have used lean to improve safety during the equipment installation process using better standard work and leveraging this to improve safety in manufacturing, operations, and service. Our rigorous quality management system combined with daily management and problem-solving helps us address defects at the source. We have implemented lean flow in operations, and this has enabled us also to improve on-time delivery to our customers through reduction in lead times while improving inventory levels in the supply chain. These are examples where the application of lean has both eliminated waste and risks but has also led to better customer results and safety for our employees. We have seen similar results from lean tools and processes in managing our product and service costs through a diverse and qualified supplier base; driving manufacturing and general and administrative (“G&A”) productivity and improving logistics operations; value engineering and the digitization of our services delivery and in improving commercial and R&D operations to accelerate growth and innovation.

With lean embedded at our core, we have been able to improve SQDCI results for our customers. Key examples of outcomes achieved through our lean principles include:

•

Utilized lean at our PDx contrast media fill and finish manufacturing sites to remove waste between batch changes, reducing our turnaround time more than 30%. These actions have significantly expanded production capacity, allowing us to serve more customers and patients, while reducing the need to invest in new equipment;

•

Transitioned from a make-to-stock to make-to-order inventory system and converted to lean replenishment value chains in our Ultrasound business, which resulted in an approximately 14% reduction of customer delivery lead time in Europe;

•

Employed Hoshin Kanri, cross-functional problem solving, and kaizen to improve first pass yield by approximately 30% in our CT manufacturing operations, improving reliability and the customer experience; and

•

Implemented internal efficiency initiatives that contributed to G&A optimization at a functional level to reduce costs by approximately one point on a percentage of sales basis across GE HealthCare over two years.

Going forward, lean will continue to be part of the foundation of GE HealthCare. Lean encourages cross-functional collaboration to eliminate waste, problem solve, and ultimately improve our end-to-end processes, allowing us to accelerate growth and innovation. For example, we established a dedicated advanced manufacturing engineering team to accelerate the lean transformation of our production sites, promoting supply chain efficiency and productivity. Through lean, we expect to deliver more value for our customers, improved margins for GE HealthCare, and reinvestment in our business for long-term sustainable growth and innovation.

Attractive Financial Profile Supported by Organic Revenue Growth, Expanding Operating Margins, and Investment Grade Balance Sheet

We generated Total revenues of $17,585 million in 2021, representing 2% growth as reported and 1% Organic revenue growth* from 2020. We consider approximately 50% of our total revenue in 2021 to be recurring, comprised of revenue from services, consumable and single-use products, digital solutions, and value-added offerings, such as education, training, and consulting. We continue to maintain diversification of our revenue with no customer accounting for more than 3% of total revenue and 58% of revenue generated outside the United States and Canada.

From 2020 to 2021, we expanded our gross margin from approximately 39% to 41%. Our innovative technologies and lean approach have served as the foundation to reduce costs across our businesses, directly translating to an increase of 1.4 points in our gross margin from 2020 to 2021. During this period, we generated cash from operating activities of $1,607 million and Free cash flow* of $2,827 million. Our stable growth profile coupled with our strong Free cash flow* has afforded us the ability to consistently prioritize investments in R&D to drive innovation and fund acquisitions.

Purpose-Driven and Action-Oriented Culture Led by an Experienced Management Team

Our senior leadership is a diverse team of global industry veterans with the skills and expertise required to successfully lead a stand-alone publicly traded medical technology, pharmaceutical diagnostics, and digital solutions company. These leaders possess a complementary mix of experience leading teams or business units at GE HealthCare, other large medical technology companies, and/or other publicly traded companies. Our regional commercial leaders have an average of 22 years of in-region experience and are accountable for our local strategic operations. This team is leading our company through a transformational time as we execute on our next phase of growth by establishing a more decentralized organization with alignment and accountability across teams to accelerate speed in decision-making and remove complexities that will ultimately enhance our efficiency and agility.

We have a purpose-driven global workforce of approximately 51,000 who have an average tenure of nine years with GE, reflecting a strong, engaged culture that centers on our purpose statement, “Create a world where healthcare has no limits.” We embrace a diverse workplace where “Every voice makes a difference, and every difference builds a healthier world” and are committed to supporting diversity across our global teams. Our values emphasize patient and customer focus, trust, and humility with unyielding integrity, while fostering an inclusive culture. Our well-established talent management strategy allows us to attract and retain innovative leaders, which is instrumental to our long-term success.

*	Non-GAAP financial measure.

Business Strategies

We aim to grow our business by pursuing the following strategies:

Deliver Industry-Leading Innovations

We intend to maintain and strengthen our leading global position by continuing to deliver innovative solutions that best address customers’ needs. Our reputation as a trusted partner to customers and close relationships with them position us to gather insights on clinical challenges and workflow inefficiencies, which we utilize to inform our next generation of product development. Recent examples include:

From 2019 to 2021, we invested a cumulative $2,459 million in R&D to drive our organic innovation efforts. We drive efficient use of our R&D budget by locating approximately 40% of our 9,700 R&D employees in lower-cost regions. We plan to further enhance our innovation efforts with inorganic investments across our business segments. Our growing track record of inorganic investment includes three acquisitions over the past two years, BK, Zionexa, and Prismatic Sensors, and eight strategic collaborations since 2019, including Pulsenmore, RaySearch, SOPHiA Genetics, and AliveCor.

As a stand-alone entity, we have control over the allocation of our R&D budget to invest in high-return projects. We intend to increase our investment in innovation, both to enhance our core portfolio and extend our capabilities in attractive, high-growth adjacencies, including clinical decision support and workflow tools, advanced analytics and AI, 3D visualization, lower acuity patient monitoring, clinical collaboration tools, and integrated insights across multiple diagnostic modalities. We believe we can drive even greater focus on, and capital allocation to, attractive innovation priorities as an independent company, extending our leadership position in technologies that improve outcomes. As part of the Spin-Off, healthcare-related research at GE’s Global Research Center (“GRC”) will transition to GE HealthCare and will continue to support our innovation efforts.

Build Integrated Solutions Along Care Pathways

We build integrated equipment and software solutions designed to address the needs of clinicians and patients along care pathways. Our goal is to break down data silos across devices, bespoke systems (both third-

party and our own), and sites of care that often delay or even prevent patients from getting the most appropriate treatment. Central to this approach is our focus on developing and delivering digital solutions for clinical decision support that seamlessly integrate across workflows and departments and increasingly reside on our Edison platform for ease of deployment and enterprise-wide integration.

Our care pathway approach is well supported by the breadth and depth of our portfolio, which gives us unique visibility into customer needs in clinical care areas such as oncology, cardiology, and neurology. For example, in cardiology, we are uniquely positioned across the patient workflow, from screening technologies such as electrocardiograms (PCS) to CT scans of structural heart conditions (Imaging) to interventional therapy guidance tools (Ultrasound) through post-treatment monitoring (PDx). In oncology, we currently partner with the National Health Service in the U.K. to accelerate “diagnosis to treatment” of cancer patients through deployment of Rapid Diagnostic Centers in line with the U.K.’s Long-Term Plan for Cancer introduced in 2019.

Adoption of our care pathway strategy positions GE HealthCare as a partner of choice at an enterprise level, while providing us with unique insights on critical unmet needs within specific care areas. We also believe this strategy improves the value proposition of our current offerings, expands use cases for our Edison platform, and creates new SaaS revenue streams.

Enable Digitization at a Device, Department, and Enterprise Level

Digital innovations are changing how healthcare is delivered and consumed around the world by improving access to advanced healthcare and by enhancing quality, safety, productivity, patient experience, and provider satisfaction. In 2021, we generated $1,186 million in revenue from digital solutions across our Imaging, Ultrasound, PCS, and PDx segments. As our digital offerings encompass software solutions at a device, department, and enterprise level, we have developed distinct strategies dictated by specific customer needs:

•	Device: introduce innovative applications and software tools that improve the functionality, productivity, and capability of our products, often enabled by machine learning and AI;

•	Department: create digital solutions that enable caregiver collaboration, patient scheduling, and fleet management solutions through the integration of clinical and operational information; and

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Enterprise: develop scalable and integrated software solutions that enable hospital and health system-wide improvements in patient workflow, clinical insights, productivity, and patient and caregiver experience.

We plan to continue leveraging our Edison platform to deploy and scale these software solutions, and accelerate customer adoption of our digital applications. Edison enables customers to: efficiently upgrade existing devices with advanced intelligent functions, via edge or cloud technology; integrate clinical information across multiple diagnostic and therapeutic modalities, such as radiomics and genomics; and develop new applications with industry-standard capabilities built-in, such as data privacy and cybersecurity.

Expand Our Business by Providing Transformational Customer Solutions

We plan to expand our leading global presence by continuing to deliver transformational solutions designed around specific customer needs. The growing demand for precision health is driving a greater focus among customers for solutions that provide actionable insights for clinicians and are easily deployable for healthcare systems. For example, in response to the COVID-19 pandemic, we partnered with the U.K. National Health Service to design and iterate on “CT in a Box,” a mobile CT solution designed to be deployed to temporary field hospitals set up in the countryside or conference centers to address record-setting patient volumes. These non-traditional care settings needed a mobile CT solution to be placed on-site and to be operational with minimal set-up. We believe there is significant opportunity to utilize our core competencies in innovation, service capabilities, and digital solutions to expand our portfolio further into integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring.

As the delivery of care continues to extend outside the hospital, we plan to continue growing our presence to alternative sites of care with our clinical collaboration capabilities, enabling minimally-invasive procedures and expanding into remote monitoring and home care. For example, we have migrated PACS to the cloud to support broader adoption by ambulatory surgical centers and easier virtual collaboration for clinicians. Our Mural solution intelligently aggregates and organizes relevant patient monitoring data from multiple sources to deliver actionable insights that allow clinicians to prioritize and deliver better care for high-risk patients. Through our collaborations with AliveCor and Pulsenmore, we are also expanding our presence to patients’ homes through remote monitoring devices that are key enablers of precision health.

Grow in Emerging Markets with a Local Strategy Tailored to Customer Needs

We have established a strong and growing presence in emerging markets, which represent approximately 30% of our 2021 revenue, growing 9% from 2020. Increasing demand for healthcare in emerging markets, driven by macro trends, represents a significant growth opportunity for GE HealthCare. We plan to continue to invest in developing tailored clinical applications, service repair operations, training, financing, and project management to better serve customer needs in emerging markets.

As localization initiatives increase in important markets, the strength of our portfolio and enterprise approach is enhanced by regionally-defined commercial strategies. To address the increasing focus on localization in key high-growth emerging markets, such as China, India, and Brazil, we developed comprehensive product development, production, and commercialization strategies reflecting local needs. Today, GE HealthCare China has approximately 7,000 employees, four manufacturing plants, and an R&D team of approximately 1,200 engineers who work to develop and deliver innovative products and technologies not just for the China market, but also for markets across the world. Similarly, in India, the GE HealthCare R&D team of approximately 2,300 engineers develops specialized affordable care products and manufacture through four manufacturing plants for the local and global market. We take a strategic approach to each emerging market, helping us match our strategies to the market opportunity and local needs.

Drive Growth and Continuous Improvement Through Lean

GE HealthCare operates with a company-wide dedication to continuous improvement through lean tools, processes, and leadership development. We focus on our top operational priorities: Safety, Quality, Delivery, Cost, and Innovation. Through these operational disciplines we strive to deliver safe operations, customer-focused innovation, and consistent business execution, while executing on our industry-leading reputation as a trusted partner. For our customers, we utilize lean to improve customer experience, innovate our offerings, and ensure consistent and cost-effective delivery of mission critical healthcare solutions. We use lean to achieve reductions in product and service costs by focusing on having a diverse and qualified supplier base, enhancing logistics productivity, employing design-for-value principles, and driving digitization of our services delivery to enhance value for customers while improving operating margins across the portfolio. This capability is critical to managing margin pressure from recent spikes in inflation. Operationally, lean dictates a relentless focus on customer value, which helps leaders collaborate across departments to identify the root cause of problems, eliminate waste, and prioritize work. This framework helps align our activities and allocate resources, including both talent and capital, to promote growth and innovation, supply chain efficiency, and operational productivity. Our focus on lean will enable us to deliver better customer outcomes while improving our operating model as a stand-alone company.

Disciplined Focus on Strategic M&A Transactions

We will continue to focus on disciplined and targeted inorganic growth through strategic transactions, including acquisitions, mergers, investments, joint ventures and other expansions of our operations that leverage our existing platform. Following the Spin-Off, we will have more flexibility as a standalone company to allocate our capital to successfully execute such transactions. Our focus remains on transactions intended to accelerate our strategies, expand capabilities, and drive attractive returns, such as the recent acquisitions of BK, Zionexa, and Prismatic Sensors, as well as our recent strategic collaborations with Pulsenmore, RaySearch, SOPHiA Genetics, and AliveCor.

Our Segments

We develop, manufacture, and market a broad portfolio of products, services, and complementary digital solutions used in the diagnosis, treatment, and monitoring of patients. We are a global leader in each of our core business segments. We have a global installed base of more than four million medical imaging, ultrasound, and patient monitoring systems.

Our business is comprised of four segments that are aligned with the industries we serve: Imaging, Ultrasound, Patient Care Solutions, and Pharmaceutical Diagnostics. We deliver a broad portfolio of products, service capabilities, and digital solutions to our various types of customers and their unique needs.

Technological innovation is a strength of each of our segments. For most equipment product lines, we aim to launch a major new platform every five to seven years and release incremental innovations every 12 to 18 months, driving better products for customers, better outcomes for patients, and continued growth for our Company. With each new platform and incremental innovation, we aim to improve the performance, quality, customer experience, serviceability, and cost of our offerings. Our digital solutions are built from our decades of experience in the clinical specialties we serve. Many of these software offerings are built from analyzing large amounts of patient data collected by our equipment. Using proprietary algorithms, AI, and machine learning, our segments create innovative digital solutions tailored to their clinical care areas of expertise that help simplify complex data and support clinical and operational decision-making at a device, department, and enterprise level.

Our Imaging, Ultrasound, and PCS segments each benefit from our leading service capabilities. To improve ease of doing business, we offer customers single, consolidated service contracts for the equipment our customers utilize across our segments. Connectivity to the installed base is increasingly a key customer buying factor and competitive strength for our segments. For example, approximately 80% of our imaging systems are connected for remote monitoring, enabling diagnostic consultations with skilled off-site engineers, predictive maintenance, and asset management analytics. Our remote monitoring and repair capabilities limit downtime for customers by improving speed to repair while increasing our ability to serve customers efficiently and allowing our segments to generate real-time insights into how our equipment is used in the field to improve on future offerings.

All of our segments also benefit from the breadth and capabilities of our digital solutions, including our Edison Platform and over 200 digital applications and software solutions. We focus our investments on digital innovation where we have a clear path to commercialization, including applications that stitch together clinical workflows, and a competitive advantage over independent software vendors. For example, Edison allows for ease of deployment of software applications on devices that our segments develop, reducing the burden on IT departments of hospitals and healthcare systems who often integrate bespoke software and equipment. In addition, our DaTQUANT software application provides a structured, visual, and quantitative result to support confidence in scan interpretation, driving consistency and repeatability through automated processing of scans, and simplifying communication between referring physicians.

Imaging Business

GE HealthCare is a global leader in medical imaging with a comprehensive portfolio of scanning devices, clinical applications, service capabilities, and digital solutions. We have one of the industry’s largest installed bases of medical imaging equipment with approximately 400,000 systems globally and have a leading position in nearly all markets where our products are sold. Our Imaging portfolio spans the care continuum and provides critical tools for physicians from initial screening and diagnosis, through therapeutic decision-making, to monitoring of patient progression. Our products are essential in the delivery of care for a broad spectrum of clinical specialties, including oncology, cardiology, neurology, nuclear medicine, orthopedics, women’s health, pediatrics, and surgery.

Our Imaging portfolio is comprised of six product lines and associated service capabilities: Computed Tomography, Magnetic Resonance, Molecular Imaging, Image-Guided Therapies, Women’s Health, X-ray. Starting with the development of the X-ray in 1896, we have been at the forefront of industry-defining innovations for over 125 years and have consistently deployed advanced, innovative technologies to develop intelligently efficient solutions to address critical needs of our customers. We supplement our imaging solutions with digital applications and software solutions, leveraging our AI and advanced digital capabilities. We also offer specialized global service capabilities to support devices with upgrades and lifecycle management. For each product in our portfolios, we develop and offer upgrades that expand clinical functionality throughout the product’s lifecycle and extend the life of imaging devices and software for a strong return on our customers’ investments.

In addition to our core products, digital solutions, and service offerings, we provide complementary enterprise solutions, such as education and training, equipment financing, and data integration services, as illustrated below. Our broad enterprise solutions across the imaging continuum enable us to drive connectivity across healthcare systems and throughout the product lifecycle. Together, our intelligent imaging devices, digital solutions, and specialized services are designed to increase accuracy and precision of diagnostic and therapeutic efforts, improve efficiency of radiology operations and workflows, and enable precision therapy delivery.

In 2021, our Imaging business generated $9,433 million of revenue, a 5% increase year-over-year from $8,959 million in 2020, representing 54% of GE HealthCare’s total 2021 revenue. In 2021, we generated $1,240 million of segment EBIT compared to $1,182 million in 2020, representing a 5% increase year-over-year.

Our Imaging Portfolio

Computed Tomography

CT scans render 3D anatomical images of structures such as bone, soft tissue, and air cavities using an X-ray tube that rotates around a patient. The images are used in a wide variety of applications, including the detection of tumors or lesions, blocked blood vessels in the brain, abnormal heart conditions, complex bone fractures, and internal injuries from trauma. CT scanners are used predominantly in hospitals’ radiology or emergency departments, as well as in outpatient centers. There were more than 500 million CT procedures worldwide in 2021. Clinicians often use CT technologies to guide their diagnostic and therapeutic decisions.

Our comprehensive CT portfolio includes multi-purpose and specialty scanners, such as CardioGraphe, which is a dedicated cardiac CT optimized for the heart. As a leading manufacturer of CT for the last four decades, we have launched many industry “firsts” and led innovations in the CT industry, including:

•	Comprehensive cardiac exams with anatomic and functional information in just one heartbeat;

•	Iterative image reconstruction technique which significantly lowers radiation dose;

•	Gemstone Spectral Imaging that allows clinicians to better characterize and diagnose lesions; and

•	Fastest CT scanner at 0.23 seconds per rotation.

We are actively developing the next generation of CT technology. Our photon counting technology, accelerated by the acquisition of Prismatic Sensors in 2020, has the promise to further expand the clinical capabilities of traditional CT. After many years of experimentation with cadmium-based detectors, we have chosen a silicon-detector technology that we believe will deliver both higher spatial resolution, and finer energy resolution compared to cadmium. Our expectation is that the energy resolution capability will better deliver clinical insights, such as better lesion characterization, tumor staging, atherosclerotic plaque characterization, and stroke evaluation. We also aim to continuously enhance our leading CT equipment with complementary technologies and techniques that expand the applications of CT systems while also optimizing workflow and physician experience.

Magnetic Resonance

MR is a sophisticated, non-invasive imaging technology that produces detailed anatomical images of almost every internal structure in the human body, such as brain, spinal cord, heart, breast, kidneys, muscles, ligaments, and tendons. MR can also be used for functional imaging, and it is well-suited for disease detection, diagnosis, and treatment monitoring of a variety of conditions, including stroke, cancer, trauma, aneurysm, multiple sclerosis, cardiomyopathy, and congenital disorders. MR utilization is driven by an increasing number of indications, as well as by the fact that no radiation is produced during an MR exam. There were more than 190 million MR procedures worldwide in 2021. Our installed base is one of the largest with more than 20,000 installed systems globally. Our MR systems are used predominantly in radiology practices but can be tailored for use in nuclear medicine, cardiology, radiation oncology, surgery, and neurosciences. We also offer proprietary laboratory equipment used in research applications, such as the production of hyperpolarized nuclei for real-time metabolic MR imaging, which may provide significant new insights into previously inaccessible aspects of cancer biology.

Our MR portfolio includes scanners for a range of clinical capabilities through different bore sizes and scalable platforms. Our leading SIGNA MR franchise is trusted by customers globally due to our long-standing dedication to improve image quality, resulting in more rapid and accurate diagnoses. Our MR systems include a common software platform with a basic set of applications that enhance image quality and a premium set of applications that address more advanced MR imaging techniques and clinical specialties. We are a leader in on-device AI, improving image quality and exam efficiency. Recent MR innovations include:

•	AIR Recon DL: a pioneering AI deep learning-based reconstruction algorithm that improves signal-to-noise ratio and image sharpness, enabling shorter scan times;

•	AIR coil: a flexible blanket-like coil that increases image quality across a range of anatomical structures while enhancing patient comfort during the scan; and

•	MR Continuum Upgradability: enables the upgrade of a device near end-of-lifecycle.

We collaborate with over one hundred academic and clinical research institutions around the globe, supporting more than 500 MR research projects, aiming to advance science and medical practice. This work also involves the development and support of various research-only systems and technologies that are typically used in the world’s leading neuroscience facilities.

Molecular Imaging

MI enables the visualization, characterization, and quantification of functional processes taking place at the cellular and subcellular levels within patients. The images produced by MI systems allow clinicians to study the cellular and molecular pathways and mechanisms of disease in patients. Before the scan, a small amount of a radiopharmaceutical agent is administered to the patient and is absorbed by targeted structures within the body. During the scan, the MI device captures the signal emitted by the radiopharmaceutical, processes the data, and produces a 3D image.

We are the only company who offers a total MI solution, including pharmaceutical diagnostics, cyclotrons, chemistry synthesis, PET/CT, PET/MR, nuclear medicine, and advanced digital solutions, complemented by our collaborations with pharmaceutical companies that are innovating new molecular tracers used for diagnostics and therapies. Our PET Radiopharmacy portfolio includes a wide array of PET tracer production technologies, delivering the only complete PET solution in the industry. Our PET/CT systems are primarily used in oncologic applications for the diagnosis, staging, treatment planning, and monitoring of cancer. In addition, there are new applications emerging for the diagnosis of specific neurological and heart conditions. Our SPECT and SPECT/CT, also known as gamma cameras, are offered both in general purpose and dedicated cardiac systems to visualize a variety of functional applications, such as cardiac, cancer progression, and certain oncologic treatments such as thyroid cancer. SPECT/CT gives the ability to simultaneously assess functional and anatomical images from the body.

We have a strong track-record of industry ‘firsts’ and innovations in MRI including:

•	First to launch SPECT/CT (1999), PET/CT (2001), multi-slice SPECT/CT (2006), and digital PET/CT (2016);

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StarGuide, a premium digital SPECT/CT technology that consistently delivers high-resolution imaging, providing clinicians with accurate clinical support to make personalized care decisions and treatment response assessments, especially in Theranostics; and

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Discovery MI and Discovery IQ PET/CT systems with the highest effective sensitivity in the industry, as defined by the National Electrical Manufactures Association, that can also be combined with MR technology to produce images with superior soft-tissue contrast.

X-ray

X-ray systems are used by clinicians to perform first-line diagnostic imaging examinations of anatomical structures in the body, such as bones, lungs, and the gastrointestinal tract. An X-ray tube emits high frequency electromagnetic waves that pass through the human body. A portion of the waves is absorbed or scattered by internal body structures, while the remaining “shadows” get transmitted to a film or digital detector to produce a radiograph, commonly called an X-ray image. There were approximately 2.5 billion X-ray procedures worldwide in 2021. X-ray systems are used predominately in radiology departments of hospitals, outpatient imaging centers, urgent care centers, and physician group practices (such as orthopedics or sports medicine practices).

GE HealthCare’s X-ray product portfolio includes systems for three distinct clinical situations: fixed room radiography products installed in hospitals and imaging centers; mobile radiography products used for bedside or other point-of-care imaging needs; and fluoroscopy products installed in hospitals for dynamic or “moving” X-ray imaging in applications like gastrointestinal examinations.

As a leading manufacturer of X-ray systems, we have introduced many innovations that were firsts in the industry, including:

•	X-ray Critical Care Suite: an industry-first collection of on-device AI algorithms for pneumothorax triage and endotracheal tube positioning that integrates with existing workflows;

•	Repeat/Reject Analytics: a digital solution that provides our customers with insight into the root causes of rejected X-ray images so they can implement targeted improvement training; and

•	Zero-Click Exams: a solution that leverages radio frequency identification badge login, barcode patient verification, automated protocol selection, and AI processing to increase efficiency.

Women’s Health

Women’s Health products use X-ray technology to help clinicians screen for and diagnose breast cancer as well as bone and metabolic diseases in women. The product portfolio includes imaging and biopsy positioning systems designed to image the breast and dual energy X-ray absorptiometry scanners designed to image bones with low mineral density. Our Women’s Health products serve a wide range of customers, including radiologists, surgeons, oncologists, orthopedists, rheumatologists, geriatricians, endocrinologists, pediatricians, and sports medicine practitioners who seek to diagnose and treat breast cancer, osteoporosis, and metabolic disorders.

We continuously innovate our Women’s Health mammography portfolio to enable earlier detection of cancer, improve biopsy procedure timeliness, and enhance the patient experience during screening. Our goal is to empower women to be part of their mammography exam and improve their comfort during exams through our recently developed patient-assisted compression technology. In addition, we were the first to use contrast media as an adjunct to inconclusive diagnostic exams. Recent innovations include:

•	SenoBright HD: an exam that reduces the masking effect of breast tissue to reveal what matters to help patients avoid agonizing wait times when they get an inconclusive exam;

•	Pristina Serena: an exam that gives healthcare providers the option of accessing the breast with a newly designed side approach, providing exceptional access to lesions; and

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Pristina Dueta Patient-Assisted Compression: an exam that with the guidance of a technologist, women can play an active role in determining their level of breast compression with the help of a hand-held remote.

Image-Guided Therapies

Our Image-Guided Therapies business provides technologies that assist clinicians and surgeons during open surgeries and minimally-invasive endovascular procedures. Intraoperative imaging systems are used to visualize procedures that involve implants and devices, such as stents, balloons, pace makers, and artificial joints. Given the increasing prevalence of minimally-invasive surgery, we expect the demand for our Image-Guided Therapies business to continue to grow. With an open architecture, we are uniquely positioned to support third-party solutions to offer best of its kind innovative offerings to our customers.

We strive to innovate and expand our applications for image-guided therapies and improve workflow and integration in the interventional suite. Given the evolving dynamics of this industry, we are also innovating the way we engage with customers with new business models across different care settings. These include out-of-hospital settings, such as office-based labs and ambulatory surgical centers.

Our Image-Guided Therapies business includes two business lines:

Interventional systems

Our interventional systems are commercialized under the IGS brand and are comprised of a broad portfolio of products that provide real-time advanced X-ray imaging and integrate with other imaging and diagnostic technologies that support clinicians in planning, guiding, and assessing minimally-invasive procedures, such as ablation, embolization, device implantation, and structural heart procedures.

The latest interventional products offer robotic positioning for precise procedural angulations and easy patient access, and are combined with AI-based augmented visualization to improve clinical decision-making and patient outcomes. The main customers are interventional radiologists, cardiologists, oncologists, neuroradiologists, and vascular surgeons. Moreover, our new product release enables full sterilization of the floor with full Laminar air flow operation, which supports the growing need for hybrid operating rooms to enable the evolving procedures of endovascular aneurysm repair, transcatheter aortic valve replacement, and transcatheter mitral valve repair.

Within our interventional systems portfolio we also offer invasive cardiology systems that are commercialized under the MacLab, CardioLab, and ComboLab brands. These products provide monitoring and recording solutions that measure physiological signals during minimally-invasive cardiology or EP therapies, and streamline data management, documentation, and reporting processes.

Surgery systems

Our surgical systems are commercialized under the OEC brand and are comprised of a broad portfolio of mobile surgical C-arms that meet the varying clinical and environmental needs for surgical imaging around the world. OEC C-arms hold a global leadership position and support procedures from complex cardiac care to simple orthopedic fixation in hospitals, clinics, outpatient centers, and doctors’ offices. OEC C-arms display highly detailed anatomical images with an advanced software and ergonomic feature package that brings greater efficiency to demanding surgical procedures. OEC C-arms support clinical efficacy and safety with key offerings and capabilities including:

•	True 2D and 3D capability in a single system with 40% larger 3D volume images and CT-like images available intraoperatively within minutes to minimize pre- or post-operative scanning;

•	Improved 1.5x image resolution with CMOS Flat Detector technology to identify defibrillator implants or identify screw and rod placements during procedures;

•	Advanced software that automatically reduces imaging noise by 30% for smoother cardiovascular images;

•	Radiation dose management innovations with Live View camera and Live Zoom digital processing to reduce unnecessary X-ray shots or the need for higher dose modes; and

•	Time-saving mechanical innovations to achieve required positioning around the patient that automatically locks to create a stable operating environment.

Our key products include:

Digital Solutions

To address our customers’ needs around operational workflow efficiency, we offer a suite of software and applications that help radiology teams improve productivity, address staff shortages, and deliver better patient outcomes. These software solutions and applications are upgradable through the lifecycle of the equipment and are especially beneficial for multi-site, multi-disciplinary networks that have complex operations. Highlights of our imaging digital offerings include:

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Advantage Workstation: an imaging software suite with over 60 clinical applications that enables access to imaging results and streamlined reporting across specific clinical areas designed to accommodate a variety of workflows;

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Enterprise Digital Solutions: standards-based solutions that enable customers to manage, view, and share data efficiently across the diagnostic care continuum to improve efficiency and quality of patient care. Products in the portfolio include departmental solutions for radiology and cardiology, as well as enterprise PACS imaging solutions; and

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Edison Imaging 360: a smart, easy-to-use digital ecosystem designed to help busy imaging departments do more with less, and drive productivity and efficiency through protocol management, remote collaboration tools, scheduling software, and radiation exposure management.

With advancements in computing power, AI, machine learning, and data science, we actively invest in the integration of AI and machine learning on devices, on premises, and in the cloud to provide decision support and enhanced processing at the point of the scan. By expanding the set of offerings, applications, and vendor-agnostic solutions that are integrated into our Edison platform, we can better enable customers to increase productivity, address staff shortages, reduce variability, and ultimately deliver better patient outcomes.

Service Capabilities

We operate on a global scale and support our customers with highly trained service engineers and application specialists who provide 24-hour troubleshooting and repair, along with a strategic global network of parts warehouses. Our service lifecycle management offering helps keep systems current with ongoing upgrades, updates, and cybersecurity protection. Our digital solutions help minimize downtime with data-driven insights to increase asset utilization, expedite repairs, and facilitate compliance.

Competitors

In the global imaging marketplace, we compete with Siemens Healthineers, Philips Healthcare, Canon, United Imaging, and Fujifilm. In X-ray, we also compete with multiple other players, including Carestream, Shimadzu, and Agfa Healthcare. In Women’s Health, we compete primarily with Hologic. In Digital Solutions, we compete with Philips Healthcare, Siemens Healthineers, Fujifilm, Agfa Healthcare, and Change Healthcare.

Ultrasound Business

GE HealthCare is a global leader in ultrasound medical devices and solutions. We believe we have the largest global installed base of ultrasound equipment with approximately 400,000 devices. Our broad ultrasound portfolio spans the continuum of care, including screening, diagnosis, treatment, and monitoring of certain diseases. Our Ultrasound business segment serves customers across five clinical areas: Radiology and Primary Care, Women’s Health, Cardiovascular, Point of Care and Handheld, and Intraoperative Visualization. In 2021, we acquired BK, a provider of real-time surgical guidance in urology, general surgery, and neurosurgery procedures, and gained an entrance into the fast-growing Intraoperative Visualization adjacency. One of our key competitive advantages is the ability to consistently deliver innovative technologies alongside complementary digital solutions and service offerings designed as a seamless package that satisfies specific customer needs. We believe this advantage is critical to strong customer engagement, loyalty, and trust, and allows us to be a partner of choice.

The customer-centric approach to continuous innovation our Ultrasound business deploys, along with our dedicated and clinical specialties, have been a key driver of growth. We focus on designing and developing solutions that are aligned by specialties or areas for specific clinical workflows to better serve the unique needs of our customers and improve patient outcomes, while lowering overall cost of care. We continue to innovate and deliver best-in-class ultrasound probes and consoles, and to develop digital solutions that increase diagnostic accuracy and simplify clinical workflows. We enhance our leading technology with leading customer service that includes customer education and technical support with the goal of improving clinical workflows and operational efficiencies. Over 75,000 users are registered to access our Ultrasound on-line customer communities, which support users with online training, application best practices, white papers, user guides, and clinical image galleries. The breadth of our Ultrasound technology and service offerings has resulted in close relationships with customers who trust us as a partner to help solve their most urgent and critical clinical challenges.

We have a strong track record of industry first innovations, including developing the first 3D obstetric imaging device and the first handheld ultrasound, both of which addressed previously identified clinical challenges and provided economic value to our healthcare provider customers. We plan to continue to invest in R&D to drive innovation in our Ultrasound portfolio, specifically by improving image quality, developing advanced electronics and miniaturization capabilities, lowering costs, and advancing probe technology. Our focus areas for innovation include:

•	Advancements in electronics and acoustic design, enabling image quality improvements that increase diagnostic confidence;

•	Miniaturization that protects users with smaller, lighter probes that are more comfortable to scan, and technological advances that create a single probe for multiple clinical applications; and

•	Use of AI to improve workflows and reduce cognitive workload, as well as to enable clinical decision support for all user skill levels.

In 2021, our Ultrasound business generated $3,172 million of revenue, a 17% increase year-over-year from $2,703 million in 2020, representing 18% of GE HealthCare’s total 2021 revenue. In 2021, we generated $885 million of segment EBIT compared to $640 million in 2020, representing a 38% increase year-over-year.

Our Ultrasound Portfolio

Radiology and Primary Care

Radiology and Primary Care ultrasound systems produce high-quality images to support precise diagnoses and treatment across the whole body, including liver, thyroid, renal, breast, vascular, and transcranial. Our Ultrasound systems for this clinical area combine exceptional image quality with comprehensive clinical tools, including measurement quantification, workflow automation, cross-modality networking, portability, and cloud-based technologies. These tools help clinicians improve diagnostic confidence, deliver therapies effectively, and enhance workflow productivity.

GE HealthCare’s Radiology ultrasound technology, sold under the LOGIQ brand, is used in clinics, community hospitals, and large academic hospitals around the world by radiologists, sonographers, and a wide variety of clinical specialists.

Primary Care ultrasound products, sold under the Versana brand, are designed to enable the expansion of ultrasound to a growing network of new users in the primary care and shared service medicine. Versana provides an easy to operate device allowing clinicians to limit scan time and instead focus more on the patient and overall exam.

Women’s Health Ultrasound

Women’s Health Ultrasound is comprised of obstetrics, gynecology, assisted reproductive medicine, and supplemental breast cancer screening. These care areas require specially-designed ultrasound products that account for patient comfort and workflow constraints to enable practitioners to provide higher-quality screening, exam, and procedural care. Our Women’s Health Ultrasound portfolio, sold under the Voluson and Invenia brands, includes a range of products covering various specialties of this market.

Cardiovascular Ultrasound

Cardiovascular Ultrasound is used in the diagnosis, treatment, and monitoring of patients with suspected or known heart disease. Diagnostic exams assess the structure and the function of the heart. Ultrasound is also used for guidance during interventional, electrophysiology, and surgical procedures.

Our Cardiovascular Ultrasound portfolio, sold under the Vivid brand, is used both in complex diagnostic exams and for a range of cardiac treatment procedures. Cardiologists use our systems across clinical settings to diagnose problems and deliver treatments and procedures that reduce length of stay, morbidity, and cost of care.

Our entry-level cardiovascular products are designed for reliability and ease of use. These systems are used for diagnostic purposes in physician office settings and clinics. Our premium products have advanced quantification and 4D imaging capability as well as integrated AI for workflow automation.

Our premium portable products provide solutions for clinicians operating in busy clinical environments faced with limitations, such as system mobility and small footprint, and are used for mobile diagnostic exams, guidance for electrophysiology procedures, and monitoring in the operating room. Premium systems are used for both diagnostic purposes and for guidance of interventional, electrophysiology, and surgical procedures with transesophageal or intracardiac imaging.

Point of Care and Handheld Ultrasound

Point of Care and Handheld Ultrasound technologies are portable devices that produce high-quality images, whether in a hospital, ambulance, or remote geographic locations. Clinicians use our Point of Care and Handheld Ultrasound devices to diagnose, monitor, and treat patients’ conditions throughout various care pathways to help improve outcomes while also reducing procedure time and required resources.

Our Point of Care cart-based systems, sold under the Venue brand, are devices developed specifically for point of care medicine. Automated and advanced clinical tools enable fast assessments, support life-saving decisions, and help monitor and treat patients, even in unpredictable and chaotic environments. AI tools help drive consistency from user to user and across different exam needs. Designed with smooth and seamless surfaces, our devices are easy to clean, supporting infection control efforts and ease of maintenance.

Our handheld ultrasound devices, sold under the Vscan brand, are portable, wireless, and whole-body scanning devices that produce high-quality images and are used to support early patient assessments and treatment monitoring. The Vscan Air system is used by clinicians to make decisions for patients with a variety of conditions, from chronic diseases to acute illnesses in both pediatric and adult patients. Our devices are designed with industry-leading wireless, dual-probe technology that produces images for both shallow and deep scanning. Our application has an easy-to-navigate user interface that is optimized to work with a range of Android and iOS devices. Our handheld portfolio provides point of care ultrasound capabilities to a diverse range of healthcare professionals working in primary care, emergency medicine, home care, critical care, and cardiology settings.

Intraoperative Visualization

Our suite of Intraoperative Visualization products that we acquired through the BK acquisition helps surgeons visualize anatomy and lesions, guide interventions, and navigate inside the human body. These systems expand the use of ultrasound beyond diagnostics and support fast-growing precision surgery techniques, such as minimally-invasive and robotic-assisted surgeries, which require visualization for safe and effective navigation. Intraoperative imaging provides real-time information throughout surgical procedures that can be used to confirm or amend surgical plans, monitor progress, and validate the execution of a procedure, all while the patient is in the operating room. With real-time critical information, surgeons can deliver faster, more personalized care and achieve better health outcomes for patients.

The BK Imaging Platform is comprised of an ultrasound counsel and a wide variety of intra-body transducers paired with software packages with procedure-specific functionality.

BK products provide leading ultrasound-guided solutions in a variety of settings including:

•	Urology: enables urologists to access all parts of the prostate and other internal organs in real time, which improves the speed and efficacy of procedures;

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General Surgery: enables surgeons to detect tumors and plan and guide intervention using real-time visualization, providing a live image during surgery, including laparoscopic and robotic surgeries; and

•	Neurology: enables neurosurgeons to make better intraoperative decisions during a wide variety of procedures, including cranial and spine tumor resections, brain tumor biopsies, and shunt placements.

Digital Solutions

Our Ultrasound Digital Solutions portfolio is dedicated to helping solve the efficiency, accuracy, standardization, and accessibility challenges of ultrasound through seamlessly connected devices and workflow solutions. Our Viewpoint solution is a differentiated reporting solution for ultrasound departments and private offices that allows the user to customize reports and easily incorporate them into the exam workflow. Digital Expert is a virtual real-time collaboration tool that allows clinicians to easily communicate within their network for advice, virtual training, and connection with GE HealthCare for assistance. This ability to connect with peers immediately can have far-reaching benefits, including the ability to quickly educate their staff and accelerate the speed and quality of care delivered. We recently launched our first SaaS model application for our handheld Vscan Air, which enables users to collaborate and remotely store exams while providing customers the flexibility to choose the number of devices they want supported.

Service Capabilities

Our Ultrasound business segment has a large installed base that requires ongoing service, upgrades, and updates. Seamless connection of devices, software, and services increases satisfaction and engagement of customers as they seek offerings that are optimally maintained and allow upgrades. Our service offerings are highly regionalized with local requirements, varying customer needs, and cross-modality service strategies. We offer full-service contracts providing a range of coverage, as well as parts, probe repair, and remote diagnostics. Well-managed system End of Life programs that notify customers and provide replacement incentives further contribute to retaining the GE HealthCare installed base.

Competitors

In the global ultrasound industry, GE HealthCare competes with Philips Healthcare, Canon, Mindray, Siemens Healthineers, and Butterfly Network.

Patient Care Solutions Business

GE HealthCare’s PCS business is a leading global provider of medical devices, consumables, services, and digital solutions that complement a care team’s clinical expertise by acquiring and transforming clinical data into real-time visualization and clinical decision support. This allows care teams to more proactively adapt to changing patient needs and improve patient care and outcomes. Our PCS portfolio also helps solve current challenges our customers face, such as increased patient demand, clinician labor shortages, and the rising cost of care, by simplifying clinical and operation workflows to create efficiencies and capacity.

Our PCS portfolio includes Patient Monitoring, Anesthesia Delivery and Respiratory Care, Maternal Infant Care, Diagnostic Cardiology, and Consumables, which combined represent an industry-leading installed base of approximately three million devices. These devices, along with our digital solutions, consumables, and service capabilities, form a broad and integrated solution that supports care teams within and beyond most acute healthcare settings, including emergency departments, surgical/operating rooms, ICUs, NICUs, labor and delivery units, telemetry units, medical-surgical units/general wards, cardiology departments, and clinics.

PCS’ key competitive advantages include our unique position at the center of care delivery, ability to acquire clinical data, and expertise in transforming that data into real-time visual and clinical decision support insights across acute and other care settings, allowing our customers to provide better care to patients. Customers and care teams trust that our intelligent devices, innovative tools, and digital solutions will provide precise, reliable, accurate, and actionable data at critical decision points in a patient’s care journey. Our vision is to connect caregivers and patients in an ecosystem that simplifies clinical and operational workflows, creates efficiencies, delivers personalized care that is convenient and accessible, and improves patient care and outcomes. To do so, we will continue to innovate our portfolio, build and increase adoption of digital ecosystems, and enhance product lifecycles through service and consumables.

In 2021, our PCS business generated $2,915 million of revenue, a 21% decrease year-over-year from $3,675 million in 2020, representing 17% of GE HealthCare’s total 2021 revenue. In 2021, we generated $356 million of segment EBIT compared to $698 million in 2020, representing a 49% decrease year-over-year. The decline in revenue and profit was predominantly driven by volume decrease resulting from COVID-19 moderation.

Our PCS Portfolio

Patient Monitoring

Our Patient Monitoring enable clinicians to care for patients across all acute care settings. This portfolio ranges from spot-check to continuous patient monitoring across acute care settings, including comprehensive multi-parameter monitors; central stations; continuous, wearable and mobile monitors; transport monitors; cardiac telemetry solutions; spot-check monitors; and visualization, alarm distribution, and care team collaboration solutions. Our Patient Monitoring business includes proprietary parameters and complementary consumables, as well as OEM parameters that are integrated into our monitoring fleet, of which a significant portion represent recurring revenue streams.

Our Patient Monitoring strategy is to provide customers with connected, standardized, and flexible solutions that better accommodate individual patients, care settings, and hospital systems. These solutions enable our customers to better serve evolving patient needs as acuity levels change to minimize disruptions to the delivery of the highest quality care. Our Patient Monitoring can be either stand-alone products or part of an integrated monitoring system designed for hospital systems and clinics on a secure and highly reliable data platform. In addition to equipment, we develop and offer integrated solutions that improve patient outcomes and enhance clinical workflow efficiency for our customers. An example is our digital Centralized Monitoring Unit solution, which enhances traditional cardiac telemetry workflows by enabling rapid triage, oversight, and prioritization of clinical response among a distributed, and often remote, care team.

Anesthesia and Respiratory Care

PCS’ Anesthesia and Respiratory Care products offer life support solutions via ventilation technology. The Anesthesia portfolio of products is used by anesthesiologists to ventilate and deliver general anesthetic drugs to patients during surgeries with our products installed in many operating rooms across the world. Our Respiratory devices are designed to ventilate critically ill patients, generally in ICUs.

Anesthesia	Respiratory

Our Anesthesia devices are supplemented by cloud-based digital applications that process clinical and operational data generated by the devices to support clinical decision-making during and after their use, such as what post-operative interventions are needed. Additionally, our premium Anesthesia devices include End-tidal Control software automation that improves accuracy of anesthesia delivery, simplifies workflows, and offers a sustainable solution to reduce anesthesia drug waste and greenhouse gas emissions. We are the only anesthesia device manufacturer to have received U.S. FDA approval for End-tidal Control software.

Throughout the COVID-19 pandemic, PCS supported clinicians and patients with respiratory care ventilators, one of the most critical medical devices in the fight against the respiratory infection caused by COVID-19. During the 2020 peak in cases, we shipped over 17,000 CARESCAPE R860 high-acuity intensive care ventilators to approximately 100 countries. Also in 2020, we partnered with Ford Motor Company (“Ford”) to develop and produce a ventilator, the pNeuton Model A-E, that could be quickly produced and delivered to hospitals in need. The collaboration combined PCS’ expertise with respiratory care ventilation devices with Ford’s substantial manufacturing capabilities and within four months, we shipped 50,000 pNeuton Model A-E devices to the U.S. Federal Emergency Management Agency.

Diagnostic Cardiology

Cardiovascular disease is the #1 killer in the world, resulting in 17.9 million deaths in 2019, or 32% of all deaths. The electrocardiogram (“ECG” or “EKG”) is usually the first diagnostic tool to detect cardiovascular disease, and our Diagnostic Cardiology products focus on harnessing the power of the ECG to save lives from that disease. Our solutions are in most leading cardiology hospitals worldwide and MUSE is in 84% of the top cardiac hospitals in the United States.

PCS’ Diagnostic Cardiology portfolio serves customers in-hospital and outside the hospital. The in-hospital segment includes Resting ECG devices, Stress ECG devices, and ECG management digital solutions, including interpretation algorithms. Our ECG ecosystem obtains, interprets, and stores ECGs captured from devices in both hospital and home settings and provides a full care continuum for cardiology. We are a global leader in the in-hospital segment with a decades-long track record of innovation. Our solutions outside the hospital in Cardiac Ambulatory Monitoring include Short Term Holter ambulatory electrocardiography devices. Our MUSE ECG management system software forms the ECG ecosystem used in-hospital to bridge care provided outside the hospital. MUSE is recognized globally by cardiologists as the leading ECG workflow solution and has strong integrations with hospital electronic health record systems, making it one of the premier ECG workflow tools for hospital systems worldwide. Our strategic collaborations with specific third parties extend ECG workflows outside the hospital yet deliver the right information to the clinicians in-hospital.

Maternal Infant Care

Our Maternal Infant Care products are used in the labor and delivery department to monitor important maternal and fetal parameters, and in neonatal intensive care to assist in critical care for newborns. Our product portfolio includes neonatal incubators, infant warmers, resuscitation devices, phototherapy equipment, maternal and fetal monitors, and digital offerings, such as maternal and fetal heart rate surveillance software. From delivery to discharge, our products are designed to address the changing and complex demands of the NICU by utilizing advanced technology to provide supportive, family-centered care solutions, consistently-controlled thermal environments, improved patient access and visibility, and reliable clinical performance. Our products have added innovation in design including integrated scales, hands-free alarm silencing, angled radiant heating, and thermoregulation. Clinicians often complement Maternal Infant Care products with our CARESCAPE Monitors to address the clinical needs of higher acuity patients.

Consumables

Our Consumables portfolio consists of 1,100 products that are either proprietary or associated with original equipment manufacturers and include reusable and disposable blood pressure cuffs, trunk cables, ECG lead wires, End-tidal CO2, pulse oximetry, wireless respiratory, and entropy and fetal monitoring patches, all of which complement our portfolios outlined above. Our Consumables products are used in monitoring specific patient parameters, such as blood pressure, ECG, pulse, temperature, respiratory rate, blood oxygen level, and brain activity, and are used throughout the hospital, including in ICUs, emergency departments, surgical/operating rooms, telemetry units, and medical-surgical units/general wards. These products provide a consistent, recurring revenue stream both at the point-of-sale and after-market. Our Consumables strategy includes innovating in proprietary, disposable, and wearable consumables to complement our device and digital solutions portfolio.

Digital Solutions

PCS’ Digital Solutions offer timely and accurate clinical decision support in acute and other care settings, simplifying clinical and operational workflows to drive efficiencies, and improving delivery of precision medicine and patient outcomes. These solutions aggregate and integrate clinical data from various devices across care settings in real time. Our digital solutions simplify visualization to guide clinical and operational decisions, enabling efficient care team collaboration virtually. These solutions are interoperable and vendor-agnostic to integrate with customer environments in a multi-vendor setting and provide a recurring revenue stream.

PCS’ Digital Solutions include clinical workflow and clinical decision support applications, such as Centricity High Acuity and Mural. Centricity High Acuity digitizes critical care clinical workflows allowing hospitals and health systems to transition from paper to a digital workflow in ICUs and operating rooms. Mural Connect aggregates high-fidelity data from agnostic devices while Mural Virtual Care then utilizes this high-fidelity data to provide visualization and clinical decision support solutions that complement care teams’ clinical expertise to improve patient care. Mural’s first application in 2020 enabled the remote clinical surveillance of intensive care unit patients, including those on mechanical ventilation. As health systems were strained by COVID-19, Mural allowed hospitals to make more efficient use of scarce resources. We have since expanded Mural for use in labor and delivery departments. Additionally, we also offer operational applications through Command Center, which provides enterprise-wide visibility for patient flow optimization, bed management, and hospital operational capacity maximization.

Service Capabilities

We have a comprehensive suite of service offerings, including parts, labor, and training, as well as emerging data, analytics, and networking solutions to aid our customers in improving uptime and efficiency of their medical technology fleets. Together, our complementary Services and Consumables offerings drive recurring revenue, provide stable cash flows, and increase customer loyalty. We provide service for our equipment and other OEMs, through our contract with Biomed. This allows us to drive interconnectivity with our competitors and have the capacity to service all of our customers’ equipment.

Competitors

GE HealthCare is a global leader with Philips Healthcare, Draeger, Mindray, Masimo, and Baxter as primary competitors.

Pharmaceutical Diagnostics Business

GE HealthCare’s PDx business is a leading supplier of diagnostic agents to the global radiology and nuclear medicine community. These diagnostic agents help clinicians assess patients to enable more precise diagnoses and better therapy selection. Our products were used in over 100 million patient procedures globally in 2021, equating to over three patients being injected with our products every second. We distribute globally, providing on-time delivery of quality products that help meet patient and procedural needs across a multitude of modalities. Our diagnostic agents are complementary to our imaging and ultrasound devices, including CT, angiography and X-ray, MR, SPECT, PET, and ultrasound, and are also compatible with systems from other equipment vendors. We believe our established positions in imaging scanners, contrast media, contrast injectors, chemistry systems, radiopharmaceuticals, and cyclotrons give us unique insights into end-user needs that allow us to continuously innovate our product portfolio and offer differentiated solutions.

PDx operates within a strictly regulated industry with key sustainable competitive advantages. Diagnostic agents require a sophisticated supply chain for manufacturing, supported by a global infrastructure of commercial, marketing, medical affairs, market access, application, regulatory, and pharmacovigilance teams that help monitor products. Customers require timely and reliable supply of diagnostic agents, as shortages or delays can be highly disruptive to workflows and cause exam cancelations. These competitive advantages include:

•	Our track record of on-time delivery and secure supply makes us a reliable and trusted partner to customers;

•	Our vertically integrated supply chain with end-to-end manufacturing and network of diversified suppliers provides us scale advantages; and

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Our commercial and regulatory infrastructure allows us to serve more customers, maintain compliance with regulations, effectively launch new products, and be an attractive partner for early-stage innovative product developers seeking commercial channels.

In 2021, our PDx business generated $2,018 million of revenue, a 13% increase year-over-year from $1,780 million in 2020, representing 11% of GE HealthCare’s total 2021 revenue. In 2021, we generated $693 million of segment EBIT compared to $504 million in 2020, representing a 38% increase year-over-year.

Our PDx business is comprised of two business lines: Contrast Media and Molecular Imaging.

Our PDx Portfolio

Contrast Media

Contrast media are pharmaceuticals that are administered to a patient prior to certain diagnostic scans in order to increase the visibility of tissues or structures during imaging exams. Contrast media increase the diagnostic value of imaging and can be critical to visualize small or nuanced areas of diagnostic interest, such as cancer lesions or vascular structures, and to plan medical interventions, such as angioplasties, biopsies, or radiation therapy. We offer contrast media to three imaging modality groups: (i) CT, angiography and X-ray, (ii) MR, and (iii) Ultrasound. We estimate that 40-50% of CT, 30-40% of MR, 1-5% of Ultrasound, and almost all of angiography procedures, such as those enabled by our image-guided therapy scanners, are performed using contrast media. Key offerings include:

•	CT, angiography, and X-ray contrast are composed of elements with strong photoelectric absorption, such as Iodine, that occlude the passage of X-rays to increase image opacity;

•	MR contrast is composed of paramagnetic elements that enhance signals to MR magnets; and

•	Ultrasound contrast is composed of inert gas lipid shells, or “microbubbles,” that reflect soundwaves to enhance ultrasound signals.

PDx has globally-recognized contrast media brands that enjoy strong awareness and reputation. For example, our Omnipaque product was introduced in 1986 and has been approved for use in more than 100 countries. Our contrast media package sizes range from 2ml to 500ml. We believe our broad contrast media portfolio allows us to be a preferred partner for radiology contrast needs. Our customer-centric focus has led us to innovate in two main areas: (i) a research pipeline of next-generation agents that improve clinical performance or expand indications, and (ii) innovative packaging solutions, such as the shatter-resistant and more environmentally friendly +PLUSPAK bottles.

Our Contrast Media business also includes contrast injection devices through collaborations with original equipment manufacturers. Contrast injectors are automated devices that monitor and control the injection of contrast into patients and are a key productivity lever in the imaging suite. In a typical CT examination, the actual scan can be completed in less than a minute, while the injection preparation and post-scan processing can take over 10 minutes. As a result, we focus on delivering innovative solutions that enable faster workflow and less contrast media waste, while promoting the highest standards in patient safety.

Molecular Imaging

Molecular imaging agents, or radiopharmaceuticals, are molecular tracers labeled with radioisotopes that are injected into a patient prior to a diagnostic imaging scan. These agents work by accumulating in an area of diagnostic interest, such as a tumor, and emitting energy that is detected by a SPECT or PET scanner. Because they have specific molecular targets, they allow visualization and assessment of cell function, providing a more detailed dimension of biological activity. These agents have short half-lives (<48 hours) and lose potency as they decay, and therefore are made to order and formulated on customer premises or near end-users. PDx offers radiopharmaceuticals primarily to nuclear medicine departments, which use them to support diagnoses and therapy selection in various care areas, such as neurology, cardiology, and oncology. We also offer these agents to pharmaceutical companies and researchers, who utilize them to select target populations for clinical trials.

PDx has globally recognized radiopharmaceutical brands with broad care area coverage, including DaTscan, Vizamyl, Myoview, Rapiscan, AdreView, and Cerianna, and also offers over ten additional radiopharmaceuticals with varied applications. We supplement our neurology products with two software offerings: Cerebro, a predictive tool for Alzheimer’s Disease patient management and clinical trials, and DaTQUANT, a visual and quantitative tool for evaluation of SPECT functional dopaminergic uptake.

To assist our customers in safely preparing patient doses, PDx offers FASTLab, a chemistry platform used in the final synthesis of PET agents. The FASTLab system combines isotopes generated by cyclotrons with pre-arranged cassettes to create final PET doses ready for injection. The platform provides flexibility to customers who prefer to produce certain PET products in-house and for researchers who wish to standardize exploratory PET tracer production. Our presence across PET and SPECT scanners, cyclotrons, chemistry systems, software, and PDx molecular imaging agents makes us uniquely positioned in the field of nuclear medicine. We believe our broad portfolio gives us unique insights into end-user needs and allows us to continuously develop responsive radiopharmaceutical offerings to meet our customers’ needs.

Investing in new proprietary molecular imaging products is a key growth strategy for PDx. We seek to expand our product pipeline through a strategic mix of in-house development, licensing, and acquisition of agents. We have a development pipeline of proprietary molecular imaging agents in varied pre-clinical and clinical stages, focused in high-value diagnostics in the areas of neurology, cardiology, and oncology. In addition to the development of new products, our molecular imaging product and research teams participate in evidence generation activities that allow us to expand adoption and geographies of existing products or to add new indications to existing products.

Global Supply Chain and Distribution

PDx operates an advanced global supply chain to deliver these critical diagnostic agents to patients. Our Contrast Media business delivers over 80 million vials of contrast media products per year through our vertically integrated supply chain of four cGMP manufacturing sites covering active pharmaceutical ingredient manufacturing, fill, and finish, as well as transportation, typically by sea and ground freight. Molecular Imaging delivers more than four million radiopharmaceutical doses per year through a supply chain of four nuclear-licensed manufacturing sites. As molecular imaging agents need to be formulated on customer premises or near end-users, we complement our sites with various radiopharmacy distribution partners to synthesize final doses to end-users. For certain molecular imaging products with proprietary and intricate manufacturing processes (e.g., DaTscan), we produce final doses ourselves and ship directly to end-users.

The scale of PDx allows us to serve all major group purchasing organizations (“GPOs”) and integrated delivery networks (“IDNs”) in the United States, national procurement agencies in Europe, and provincial tenders in China. We complement our sales channels with marketing and payer access teams, focused on promotions in congresses, multi-modal marketing, competitive intelligence, brand strategy, training, education, evidence generation, reimbursement, and payer support, among others. These numerous touchpoints allow PDx to have a holistic channel covering not only end-users but also other participants in the decision-making process, which enables more successful launches of new products. The strengths of PDx combined with our imaging, cyclotron, and advanced visualization software make us uniquely positioned to grow in existing markets as well as emerging adjacencies.

Competitors

In contrast media we compete primarily with Bayer, Bracco, Guerbet, and Lantheus. In molecular imaging we compete with a number of players, the largest of them being Curium, Bracco, and Lantheus.

Research and Development Activities

Our R&D efforts focus on creating new products and solutions, developing new applications for products, and enhancing our existing products to help improve outcomes for customers and their patients. Our business segments draw from a common pool of R&D capabilities that include: 1) Standardized oversight, R&D processes, quality management systems, and IT infrastructure; 2) Global Research Organization, which manages sponsored research and investigator-initiated research; 3) Global Experience Design team, which specializes in physical and software design to enhance customer experience and workflows; and 4) Talent development and rotational learning programs.

We invested $816 million in R&D in 2021, a 1% increase from 2020. We conduct global R&D efforts in 18 countries that include both developed and emerging markets. As of 2021, we employ over 9,700 engineers and scientists, including approximately 3,700 hardware and systems engineers, 4,700 software engineers, and 600 personnel focused on clinical research. For most of our equipment product lines, we aim to introduce a major new platform every five to seven years and release incremental innovations every 12 to 18 months, driving better products for customers, better outcomes for patients, and our continued growth. As part of the Spin-Off, all healthcare-related research at GE’s GRC will transition to GE HealthCare and will continue to support our innovation efforts.

We engage in and sponsor clinical research and product development through collaborations with universities, medical centers, and other organizations. Recent research collaborations include those with:

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A leading in vitro diagnostic company to develop software that can integrate multiple forms of diagnostic information to assist clinicians in the development of personalized and precise treatment plans for oncology patients and earlier detection of acute conditions;

•	A leading medical centers and institutions to develop proprietary machine and deep learning algorithms to enhance image quality and diagnostic confidence for customers; and

•	A global pharmaceutical company to develop a strategy to increase the efficacy of patient selection in Alzheimer’s trials using one of our PDx imaging agents.

Human Capital

We are a purpose-driven global workforce of approximately 51,000 who have an average tenure of nine years with GE, reflecting a strong, engaged culture who are passionate about serving our customers and enabling them to provide the highest quality care to their patients. Our values emphasize focus, trust, and humility with unyielding integrity, while fostering an inclusive culture and diverse team. We monitor our human capital priorities, including as a part of our monthly business operating reviews, throughout the year.

Below are the human capital priorities:

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Protecting the health and safety of our workforce: safety is our first priority and is integrated into everything we do, from manufacturing to installation, operation, and service. We are committed to prioritizing safety over quality, delivery, and cost. We have established and maintain effective health and safety standard protocols across our businesses that are aligned with regulatory requirements and industry values;

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Transforming our culture: our senior team is leading our company through a transformational time as we execute on the Spin-Off from GE and our next phase of growth. We will do so by promoting a culture of integrity through improved alignment and accountability across all levels of the organization, accelerating decision-making, and removing complexities to enhance overall operational efficiency;

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Attracting, developing, and cultivating our talent: GE HealthCare’s approach to talent management is to cultivate strong individual and company performance. A key pillar of our talent strategy is senior management-led annual organization and talent reviews focused on critical roles, succession plans, and talent development aimed at helping our employees grow and develop; and

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Promoting inclusion and diversity across the enterprise: we believe in the value of each person’s unique identity, background, and experiences and are committed to fostering an inclusive culture in which all employees feel empowered to do their best work because they feel accepted, respected, and that they belong.

We have approximately 16,500 employees in the United States and approximately 7,000 employees in China, our next largest geography. We have approximately 1,100 union-represented manufacturing employees in the United States, approximately 775 of whom are covered by four-year collective bargaining agreements that were ratified in 2019 and expire in June 2023. GE HealthCare’s relationship with employee-representative organizations outside the United States takes many forms, including in Europe where GE engages the representative bodies for employees, such as works councils and trade unions, in accordance with local law.

We strive to unlock the ambition of all our people so they can innovate, grow, and reach their full potential. Our well-established employee development strategy allows us to attract and retain innovative leaders, which is instrumental to our long-term success.

Service Capabilities

Our industry-leading service offerings are a key driver of our success. Our capabilities include on-site repair and preventative maintenance, but also extend to remote monitoring, repair, and corrective maintenance capabilities. We have approximately 8,500 field service engineers, 36 global or regional repair centers, and 46 customer service centers. We utilize our local presence to provide customers with tailored commercial solutions, such as holistic infrastructure solutions, local training, equipment repair, financing programs, and other services. Our e-commerce platform, Service Shop, gives customers without a full-service contract the flexibility to source parts, accessories, supplies, and training 24/7. In addition to strengthening our customer relationships, our service capabilities provide strong visibility to future revenue. In 2021, our services offering generated $6,420 million of revenue, which is recurring in nature.

In 2021, we resolved over 80% of service issues on the first call and manage over 3,600 parts orders per day on average. Currently, approximately 80% of our imaging systems are connected for remote monitoring, enabling diagnostic consultations with skilled off-site engineers, predictive maintenance, and asset management analytics. In 2021, we resolved 35% of service calls through our remote service infrastructure. We also help customers extend the utility and value of their equipment through asset management services, clinical utilization analytics, and technology upgrades that bridge our customers to next-generation platforms. We believe our comprehensive and high-quality service offerings drive higher sales of replacement equipment to customers under service contracts.

Our HealthCare Financial Services (“HFS”) offering provides financing solutions to address the clinical, operational, and financial challenges facing our customers. Our capabilities address the entire asset lifecycle from equipment acquisition to disposition, with financing options that minimize cash outflow and manage the technology upgrade cycle. We provide flexible financing options tailored to our customers’ needs, including project financing and managed equipment services. HFS has a sales and underwriting team of approximately 125 employees who drive sales activity in over 50 countries.

Sales and Distribution Model

In GE HealthCare, we globally deploy a multi-channel commercial model consisting of over 10,000 sales professionals and a network of approximately 5,600 indirect third-party partners. Our reach into top hospitals and health systems globally is evidenced by our long-standing collaborations with leading institutions around the world. Our sales and distribution organization supports over 160 countries that are served by teams aligned to four geographic regions: USCAN, EMEA, China region, and Rest of World. Our commercial model is segmented based on the unique needs of our customers and includes global and regional marketing; regional inside sales teams; field-based sales teams comprised of strategic account executives, account managers, and product specialists; and sales agents and distributors. Our equipment sales representatives partner closely with their service sales counterparts to position both equipment contracts and long-term maintenance agreements along with system upgrades and SaaS agreements. We complement our direct and indirect sales channels with both demand generation and end-to-end virtual sales teams. Our direct and indirect channel mix helps us expand our market coverage, increase customer satisfaction, and win more business in broad geographies and emerging markets. In developed markets, we supplement our commercial model with strategic account executive and collaboration teams who bring the depth and breadth of our overall portfolio to the senior leadership of our top customers to deliver long-term collaborations, which can be tied to specific outcomes.

Marketing

Our marketing strategy consists of coordinated global upstream marketing and regional downstream marketing campaigns. Upstream marketing involves developing precise market and customer insights to define market opportunities, products, and features for new product introductions. Key marketing activities include analyzing value proposition and insights, price setting, competitive intelligence, healthcare economics and outcomes research, and reimbursement trends. Additional upstream marketing responsibilities include brand management, digital marketing, advertising, paid search, events and exhibits, and multi-channel activation. Our extensive digital and multi-channel marketing capabilities allow GE HealthCare broad reach, and we continue to invest in expanding our integrated and end-to-end marketing approach. Upstream marketing activates new products and lifecycle products and solutions through value proposition development, messaging and global collateral creation, product catalog structuring, and training.

Our downstream marketing function is responsible for identifying local market needs and building customized solutions for regional segments and customer types by leveraging shared global content. Regional marketing also enables our commercial teams to more precisely target customers, execute digital and multi-channel marketing campaigns, manage industry trade shows and events, and build and deliver customized content. We continue to refine our channel approach, integrating data from different platforms to optimize customer interactions and customer experience across physical, remote, and digital channels.

Global Integrated Supply Chain, Sourcing, and Logistics

Our sourcing, production, and distribution network is managed globally while our products are manufactured at and distributed by facilities serving specific regions. We believe our global scale, complemented by our local focus, allows us to provide our customers with improved supply chain security, reduced costs, and compliance with regional or national trade and marketing requirements. We have manufacturing, assembly, and pharmaceutical production in 43 plants across 17 countries. In 2021, we produced and delivered approximately

19,000 Imaging systems, 64,000 Ultrasound systems, 183,000 PCS products, and 100 million doses of PDx imaging agents. We use globally managed and coordinated quality assurance programs across our manufacturing and ISO-certified distribution facilities and we regularly inspect and audit our sites. We hold our suppliers to the same rigorous operating standards.

We purchase raw materials and components used in the production of our products from over 3,300 third-party suppliers globally. We intend to continue improving the efficiency, quality, security, and localization of our global supply chain. We believe the global nature of our supply chain helps us respond quickly and effectively to geographic changes in capacity, tariffs, and trade policies.

Environmental, Social, and Governance

GE HealthCare is committed to delivering sustainable products and solutions that build a healthier and more sustainable world for this and future generations. We have an ESG program and internal governance structure that we will adapt and expand as determined through our business operating reviews. Our ESG program and governance structure are aligned with our business strategy, the priorities of our stakeholders, our commitments and aims, and our need to adapt to changes in societal, environmental, and regulatory expectations. Our Enterprise Sustainability Committee, which is a committee of our management team, works in partnership with all functions to facilitate alignment with ongoing ESG efforts, which will include gathering input from internal and external stakeholders to help inform our ESG strategy and focus areas.

Our current ESG focus areas include:

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Expanding access to healthcare: We aim to expand access to healthcare for underserved populations around the world. Our technology enables caregivers to bring advanced diagnostics and treatments to remote parts of the world where access to hospitals and medical equipment is limited.

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Promoting inclusion and diversity across the enterprise: We are committed to building a more inclusive workplace and diverse workforce. We believe in the value of each person’s unique identity, background, and experiences, and we are committed to fostering an inclusive culture in which all employees feel empowered to do their best work because they feel accepted, respected, and that they belong.

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Mitigating our climate impact and improving resiliency: We are working to reduce our greenhouse gas emissions and have set goals to reduce our absolute Scope 1 and Scope 2 emissions by 50% by 2030 and achieve net zero by 2050. In alignment with this goal, we have signed up to the Science Based Targets initiative and are part of the UN-backed “Race to Zero,” which commits us to reducing emissions in line with the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change.

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Advancing the circular economy and environmental design: We seek to support the transition to a more circular economy. For more than 20 years, GE HealthCare’s GoldSeal program has reduced medical imaging equipment waste by promoting and enabling the reuse of equipment and parts from de-installed imaging and ultrasound systems. Machines are refurbished or dismantled, harvested, and recycled, reducing waste and contributing to a circular economy. Of the equipment recovered, approximately 95% of the materials are reused or recycled.

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Protecting patient data and cybersecurity: We provide state-of-the-art cybersecurity products, solutions, and services. Cybersecurity is embedded within the GE HealthCare culture, and we are committed to protecting our business and customers by: safeguarding a secure enterprise and continuously advancing our internal cybersecurity capabilities; ensuring secure products and solutions through design, development, and the product lifecycle; providing secure service delivery with industry-leading technology, processes, and risk mitigation approaches; and providing a portfolio of cyber-managed services to assist health delivery organizations with securing their operations.

Our focus on these five areas builds upon our long-standing commitments to innovation, product quality, and integrity. As we embark on a new chapter in our history to become an independent company, we are integrating ESG more deeply into the core of business strategy and culture.

Intellectual Property

We have a substantial portfolio of intellectual property (“IP”). As of December 31, 2021, we owned more than 11,800 granted patents and 3,300 pending patent applications filed in more than 60 countries. We own approximately 2,700 product-specific registered trademarks and approximately 150 product-specific trademark applications in over 130 countries. To protect our IP, we rely on a combination of patent, design, utility model, trademark, copyright, and trade secret protections as well as regulatory exclusivity periods and confidentiality agreements. Our IP team collaborates with our R&D and product teams to develop product line focused IP strategies and secure IP rights as appropriate. We generally file patent applications in the United States and foreign countries that have strong technology patent protections. We also license from third parties a variety of IP that complements our internal R&D efforts and our product offerings. While, in aggregate, our patents and other IP are vital to our operations, we do not consider any single IP asset or group of assets to be of material importance to any segment or to the business as a whole; rather, we believe understanding our customers’ needs, technology expertise, and manufacturing know-how are critical for our business.

We rely on confidentiality agreements with employees, contractors, consultants, and third parties to help protect our trade secrets, proprietary technology, and other confidential information. We also monitor development and commercialization activities of third parties so our IP rights are not infringed upon. In addition, we make infrastructure investments to secure our IP assets and conduct audits to assess the effectiveness of our IP protection efforts.

We own or have secured licenses to all IP material to our business. GE has or will transfer to GE HealthCare certain IP specific to our business. GE has granted or will grant to us a license to use other IP that is used in our business but which GE will retain ownership of, including a trademark license to the GE Monogram Logo and the “GE Healthcare” word mark. See, “Certain Relationships and Related Person Transactions—Agreements with GE—Agreements Governing Intellectual Property.”

Environmental, Health, and Safety Matters

We are subject to international, national, state, and local laws, regulations, and industry and customer standards, including licensing and authorization requirements, related to EH&S matters. These EH&S laws, regulations, and standards apply to a broad range of activities across our whole product lifecycle and our entire global organization, including those related to (i) protection of the environment, protected species, and use of natural resources; (ii) occupational health, safety, and well-being; (iii) the use, handling, management, release, storage, transportation, remediation and disposal of, and exposure to, hazardous waste, radiochemical materials, and other hazardous or toxic materials; (iv) our products, including the use of certain chemicals in our products and production processes; (v) emissions to air and water; and (vi) climate change and greenhouse gas emissions. EH&S laws, regulations, and standards vary by jurisdiction and have become increasingly stringent over time. These requirements impose certain responsibilities on our business, including the obligation to install pollution control technologies and obtain and maintain various environmental permits, the cost of which may be substantial. If we fail to comply with these requirements, or fail to obtain or maintain a required permit, we could be subject to civil or criminal fines and penalties; remediation costs; enforcement actions; the suspension or termination of our permits, licenses and authorizations, or operations; third-party claims; or other sanctions.

Properties

GE HealthCare is a global organization with major centers in or near Chicago, Milwaukee, Paris, Bangalore, and Shanghai, and is headquartered in Chicago, Illinois. As of the date of this Information Statement, we own or lease a total of 336 facilities around the world excluding third-party logistics sites. We have 43 manufacturing facilities, of which 31 are owned and 13 are leased, inclusive of one facility that is part-owned and part-leased. We have 17 manufacturing facilities located in the United States and 26 located outside of the United States, including in China, India, Israel, Mexico, Brazil, Austria, Denmark, France, Germany, Ireland, The Netherlands, Norway, Sweden, Finland, South Korea, and Japan. Many of these facilities serve more than one business line and may be used for multiple purposes, such as administration, sales, research, manufacturing, warehousing, service, and distribution. We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Legal Proceedings

Information on material pending legal proceedings is incorporated herein by reference to the information set forth in note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” to the audited combined financial statements included elsewhere in this Information Statement.

We are reporting the following environmental matter in compliance with SEC requirements to disclose environmental proceedings where a governmental authority is a party and that involve potential monetary sanctions of $300,000 or greater.

In July 2022, GE’s Healthcare business received a notice of intention to impose an administrative fine of approximately $0.6 million related to a December 2019 liquid hazardous waste event at our Rehovot, Israel site. The event involved clean room waste that spilled onto an unsealed floor, leading to an escape of a small amount of liquid to a third-party facility on a lower floor. The Israeli Ministry of Environmental Protection (“MEP”) concluded that the incident breached the site’s toxins permit. In accordance with local law, GE’s Healthcare business has responded to MEP’s notice of fine challenging both the basis for, and level of, the fine. A decision from MEP is pending.

Regulation

The development, manufacture, marketing, sale, promotion, and distribution of medical devices and pharmaceutical products are subject to stringent government regulation globally. We commit extensive resources to maintain compliance with these regulations.

The United States, European Union, and China are our most significant regions based on revenue and the regulatory landscape within these regions is discussed below. Sales of medical devices and pharmaceuticals outside of these regions are subject to requirements that vary from country to country. Our ability to market and sell our products globally depends upon our compliance with the laws and regulations in each jurisdiction. This requires, among other things, receiving specific marketing authorization from the appropriate regulatory authorities, maintaining our Quality Management System, which is compliant with the applicable local regulatory requirements, and ISO 13485 certification that is recognized by many regulators. Complying with requirements imposed on our products and business is an ongoing process as we introduce additional products and/or product modifications and seek to comply with changing legal and regulatory requirements. The time required to obtain authorization to market and sell products varies by country. The ability to comply with global post-market requirements requires extensive and ongoing resources.

The International Medical Device Regulators Forum, which includes a number of country regulators, has implemented a global approach to auditing medical device manufacturers. The MDSAP provides for a single annual audit of a medical device manufacturer by a MDSAP-recognized auditing organization to satisfy the requirements of ISO 13485 and the regulatory requirements of the authorities that participate in MDSAP (currently the U.S., Canada, Australia, Brazil, and Japan). While the U.S. FDA accepts MDSAP audit reports as a substitute for routine agency inspections, it considers the following types of inspections to fall outside the scope of MDSAP: for-cause or compliance follow-up inspections, pre-approval or post-approval inspections, and inspections to assess compliance with Electronic Product Radiation Control regulations, which apply to Molecular Imaging, X-ray, Women’s Health, Interventional, and Surgery products.

For additional information regarding the regulatory landscape in which we operate, see “Risk Factors—Risks Relating to Quality, Regulation, and Compliance.”

United States of America

Food and Drug Law. Under the FDCA, we must comply with regulations governing the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, servicing, and marketing of medical products, including medical devices and pharmaceuticals. U.S. FDA product approvals and clearances may be withdrawn or suspended if compliance with regulations is not maintained or if product issues are discovered. Some of our products are also subject to the Radiation Control for Health and Safety Act and the Electronic Product and Radiation Control Regulations, administered by the FDA, which imposes performance standards, record keeping, reporting, product testing, and product labeling requirements on radiation-emitting electronic products, such as X-ray devices. We must also comply with the Mammography Quality Standards Act for our mammography products. Further, clinical studies of medical devices and pharmaceuticals are subject to regulation and inspection. In addition, we are subject to applicable laws and regulations of state and local authorities.

Devices. The FDCA classifies medical devices into three classes based on risk, including Class I (lowest risk), Class II (moderate risk), and Class III (highest risk), with more stringent regulatory requirements applicable to higher risk devices. Commercial sales of our Class II (except for Class II exempt devices) and Class III medical devices in the U.S. must be preceded by either a pre-market notification filing pursuant to Section 510(k) of the FDCA for Class II or the granting of a PMA for Class III. The development of a medical device typically requires extensive non-clinical testing and, for some of our devices, clinical testing involving human subjects.

For all our medical devices, we must comply with FDA’s requirements governing, among other things, device site registration and listing, labeling, post-market record keeping and reporting, and the Quality System Regulation. These requirements are detailed, comprehensive, and require extensive investment and resources to comply with the legal and regulatory requirements.

Pharmaceutical Products. Our pharmaceutical products are subject to FDA’s pre-market approval process. The pharmaceutical product development and approval process typically begins with extensive pre-clinical R&D, followed by approval of an IND, and then, upon successful completion of several phases of clinical trials, the filing and request for FDA approval of a NDA. We also are subject to FDA’s requirements, including drug establishment registration and listing, labeling and advertising, and cGMP regulations, which set forth minimum requirements for the methods, facilities, and controls used in manufacturing, processing, and packing pharmaceutical products. Post-approval, we must maintain and submit to the FDA reports of product quality defects and adverse events. FDA’s generic drug program requires filing of an Abbreviated New Drug Application for a generic drug application that does not include preclinical or clinical data to establish safety and effectiveness, but must demonstrate equivalency to the innovator drug.

European Union

Devices. There is no pre-market approval of medical devices in the EU. All medical devices placed on the market or put into service in the EU must be compliant with and meet the requirements of the Medical Device Regulation, which was implemented on May 26, 2021. Devices that conform to these requirements can be affixed with a CE marking and commercialized throughout the EEA and in Switzerland. Prior to affixing a CE marking, manufacturers must demonstrate that their products comply with minimum standards of performance, safety, and quality, through a conformity assessment procedure that depends on the product’s classification. The classification of a medical device is determined by its intended purpose. Devices are classified from lowest to highest, as either Class I, IIa, IIb, or III. Classification is dependent on a variety of factors, including duration of use, whether the device is invasive or non-invasive, and whether the device is considered “active.” The competent authorities of the EU countries are responsible for regulating clinical investigations of medical devices and post-market surveillance of devices once they are placed on the market.

Pharmaceutical Products. Our pharmaceutical products are regulated by the European Medicines Agency (“EMA”), or the national competent authorities of the EU/EEA countries where our products are marketed. The EMA, acting through the Committee for Medicinal Products for Human Use (“CHMP”), is responsible for the scientific evaluation of pharmaceutical products developed by pharmaceutical companies for use in the EU and submitted for assessment through the EU centralized procedure. If the CHMP concludes that all requirements for quality, safety, and efficacy are met, it issues a positive opinion that the EMA forwards to the European Commission, which takes the final decision on the granting of a marketing authorization.

China

We must comply with medical device and pharmaceutical product laws and regulations and standards governing the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, servicing, and advertising and promotion of our products in China. The chief pharmaceutical product and medical device regulator is the National Medical Products Administration (“NMPA”), which enforces these laws and has the power to issue fines, seize products, withdraw or suspend an approval or a registration for serious non-compliances, and refer cases for criminal prosecution. These national laws and regulations are also supplemented by provincial and other local-level rules and enforcement policies.

Devices. Medical devices are strictly regulated by the NMPA and various provincial, city, and county regulators and are classified into three risk-based classes from lowest to highest, Class I, II, and III. Approved products are subject to post-market requirements for reporting adverse events and recalls, as well as regular risk assessments of devices and potentially re-evaluation reports of the safety and effectiveness of the device based on more significant safety signals.

In addition to product licenses, manufacturing and distribution facilities that handle Class II and III devices require licenses or notifications and must comply with cGMP requirements and good supply practices. The NMPA regularly conducts inspections of manufacturing facilities in China (as part of a pre-market submission review, routine or for-cause inspections, or unannounced inspections) as well as periodic inspections of overseas manufacturers for compliance with China medical device cGMP requirements. The NMPA inspects distributors and user facilities and conducts annual national and provincial sampling inspections and testing to ensure compliance with labeling, licensing, mandatory standards, and other related requirements. In addition, the NMPA conducts regular and for-cause good clinical practice audits of clinical sites that provide data and clinical trial reports for product registration.

Pharmaceutical Products. Our pharmaceutical products are strictly regulated by the NMPA and various provincial, city, and county regulators. Significant changes were recently made to the China Drug Administration Law with more to follow regarding new regulatory requirements and technical guidelines. All our pharmaceutical products require pre-market approval from the NMPA before they can be marketed in China, and those marketing applications must be supported by clinical data, which typically comes from a multi-phase study in China or by relying on clinical data generated abroad that meets the NMPA’s requirements.

Data Privacy Laws

We are also subject to extensive laws and regulations protecting the privacy, security, and integrity of patient medical information that we receive, including the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by HIPAA. In the EU, data protection legislation is comprehensive and complex, including the GDPR (Regulation (EU) 2016/679). Given that it has only recently come into force and member states have only recently put into effect corresponding national-level laws, there remains uncertainty as to how its provisions will be interpreted and enforced by national data protection authorities and courts. The GDPR introduced substantial changes to the EU data protection regime and imposes a substantially higher compliance burden on in-scope organizations. Failure to comply with the GDPR may lead to a variety of sanctions, including administrative fines for the most serious compliance failures of the greater of EUR 20 million or 4% of total annual revenue of the preceding fiscal year. Similarly, the U.K. data protection legislation (including the GDPR, as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act of 2018) (the “U.K. GDPR”) currently imposes the same obligations as the GDPR in most material respects and provides for fines of up to £17.5 million or 4% of total annual revenue of the preceding fiscal year. Fully understanding and implementing the GDPR may be costly and timely.

In China, the CS Law went into effect in 2017. The CS Law applies to network operators and businesses in critical sectors, providing important rules for network security and protection of personal and other important data. While the CS Law is evolving and being further clarified, it has posed continuing challenges and uncertainties for national and international enterprises, especially with respect to data collection, storage, use, and cross-border transmission.

Data privacy laws and regulations and their enforcement are constantly evolving, and we cannot predict what effect, if any, changes to these laws and regulations may have on our business.

Regulation on Advertising, Marketing, and Promotion

The advertising, marketing, and promotion of our products must be truthful and non-misleading, consistent with our regulatory clearances and approvals, and supported by adequate and reasonable scientific data. We may not promote or advertise our products for uses not within the scope of our intended use statement in our regulatory clearances or approvals or make unsupported safety and effectiveness claims. With limited exceptions, we may not market, promote, or sell regulated products prior to health authority clearance or approval. For our pharmaceutical products, health authorities regulate labeling and advertising. For our device products, health authorities regulate the labeling and, for certain devices, regulate advertising in coordination with other enforcement agencies. A failure to comply with these regulations could expose the company to legal liability, such as enforcement actions, investigations by a governmental authority, civil fines or criminal actions, lawsuits brought by competitors or company whistleblowers, or other actions. We must also comply with advertising, marketing, and promotion rules in all countries in which we market our products.

Global Healthcare Compliance

The marketing, promotion, and sale of medical devices, drugs, and services is regulated by the U.S. Department of Health and Human Services and comparable U.S. state and non-U.S. agencies responsible for reimbursement and regulation of the delivery of healthcare items and services, representing government’s interest in regulating the quality and cost of healthcare. Similar regulations are imposed in many global markets in which we do business. Industry trade associations (such as AdvaMed and MedTech) increasingly provide guidance on, and compliance with, applicable laws and regulations.

U.S. federal healthcare laws apply when we or our customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally funded healthcare programs, including laws related to kickbacks, false claims, self-referrals, and healthcare fraud and abuse. Similar state false claims, anti-kickback, anti-self-referral, and insurance laws also apply to state-funded Medicaid and other healthcare programs and private third-party payers. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties and expose us to civil liability and risk of further enforcement action under the AKS, the FCA, or other healthcare fraud and abuse laws. In addition, as a manufacturer of U.S. FDA-cleared and -approved devices and drugs reimbursable by federal healthcare programs, we are subject to the U.S. federal Physician Payments Sunshine Act, which requires us to annually track and report to the federal government certain payments and other transfers of value we make to U.S.-licensed physicians and other healthcare professionals or U.S. teaching hospitals.

The U.S. FCPA, the U.K. Bribery Act of 2010, and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from making corrupt payments to or otherwise engaging in bribery of governmental officials. These laws apply to many of our customer interactions, as healthcare professionals in other countries are often considered government officials, and in some cases lay out requirements of how to operationalize compliance with the legal requirements. Failure to comply with these laws may expose us to criminal and civil enforcement actions, monetary fines and penalties, and reputational harm.

Implementation of further legislative or administrative reforms to reimbursement systems, or adverse decisions relating to coverage or reimbursement amounts for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that our customers are willing to pay for them. Further, as a result of the Patient Protection and Affordable Care Act, the United States is implementing value-based payment methodologies and seeking to create alternative payment models, such as bundled payments, to continue to drive improved value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and corresponding notes, the unaudited condensed combined financial statements and corresponding notes, and the Unaudited Pro Forma Condensed Combined Financial Information and corresponding notes and other financial information included elsewhere in this Information Statement. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this Information Statement, particularly in “Risk Factors.” Actual results may differ materially from these expectations. See “Cautionary Statement Concerning Forward-Looking Statements.” Certain columns and rows within tables may not add due to the use of rounded numbers.

Business Overview

Our Business

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring. Our products are used to care for more than one billion patients annually, representing more than two billion procedures. Our customers include healthcare providers as well as researchers, including public, private, and academic institutions. We sell our products through a combination of a global sales force and a network of channel partners, including distributors and other third parties. We are organized into four business segments that are aligned with the industries we serve: Imaging, Ultrasound, PCS, and PDx. In the three months ended September 30, 2022, we generated Total revenues of $4,576 million, an increase of 6%, with Operating income of $605 million, a decrease of 7% from the three months ended September 30, 2021. In the nine months ended September 30, 2022, Total revenues were $13,403 million, an increase of 3%, with Operating income of $1,745 million, a decrease of 16% from the nine months ended September 30, 2021. In fiscal year 2021, we generated Total revenues of $17,585 million, an increase of 2% from 2020 and 6% from 2019, with Operating income of $2,795 million, an increase of 3% from 2020 and 32% from 2019.

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this document titled “Risk Factors.” We focus on growing our total revenues, expanding margins, and generating cash.

Macro Healthcare Trends and Our Competitive Environment

Growing Adoption of Precision Health

Patients and providers are increasingly focused on improving individual outcomes while enhancing the patient experience, containing costs, customizing care, and lowering the amount of time required to treat patients. Innovation in diagnostics, therapies, and patient monitoring is leading to the accelerated development of more precise and personalized care. Health systems recognize the power of precision health to deliver faster recoveries while avoiding costly complications.

Digitization of Healthcare

Valuable healthcare data is increasingly being used to improve care across disease states, enhance the ability of clinicians to diagnose disease and treat patients, and improve clinical workflow efficiencies. Our future growth depends in part on our ability to leverage our portfolio to accelerate digital revenue streams, including delivering AI and analytics capabilities and expanding data management capabilities in a cost-effective way. We have allocated significant resources to digital innovation, including AI and machine learning, as we advance precision health. Accomplishing these goals depends on disciplined investment in our digital capabilities and the technical performance and customer adoption of our digital products.

Increasing Demand for Healthcare Services

Demographic trends such as an increasing proportion of the population over the age of 65, the increasing prevalence and treatment of chronic diseases, and growth of the middle class in emerging markets continue to increase demand for healthcare. There is an increasing focus on alternative sites of care, such as outpatient facilities, ambulatory surgical centers, physician’s offices, and professional care in the home to create capacity to meet this demand with a lower operating cost model. As healthcare systems transition to alternative sites of care, our results could be impacted. As such, we have begun to expand and will continue to invest in opportunities to grow our presence at alternative care sites.

Increasing Competition

The regions and the industries we serve are highly competitive and regulated. We face significant competition from a wide range of companies including large, diversified companies with broad geographic footprints as well as smaller, more specialized companies including those with local expertise. Our business strength is predicated on our continued delivery of innovative solutions, including digital solutions, and industry-leading service capabilities. In order to compete in this environment, we allocate resources to drive innovation in our portfolio through new product launches, extend our global presence through investment in sales and service resources, and meet expected customer demand through: (i) internal research and development initiatives, (ii) strategic collaborations, and (iii) strategic investments and acquisitions.

Focus on Reducing Cost of Care

The increased scrutiny on healthcare spending has placed pressure on GE HealthCare to lower pricing. The prices at which we sell our products and services and the profits we generate are dependent on the reliability of our products, our supplier network, and our ability to manage the inflationary effect of costs related to transportation and logistics, raw materials, electronics, and commodities. These trends may reduce our operating margins, which may be partially offset by offering premium precision health-enabling solutions to help reduce the overall cost of care delivery with better patient outcomes and workflow efficiency.

Political and Economic Instability

From time to time, some of the markets in which we operate may experience significant political or economic disruptions. For example, currency fluctuations or sanctions affecting one or more markets may adversely affect our results, including our ability to efficiently collect payments, manage our accounts, and secure key components. Further, one market may experience indirect, yet significant, economic impacts because of events in another market. Proactive channel management strategies and continued global operations with dual sourcing and manufacturing help mitigate these risks. Macroeconomic trends, such as higher inflation, rising interest rates, potential economic recession, or changes in fiscal or monetary policy may result in adverse impacts to our business. We continue to monitor the global economic environment and implement mitigating actions, such as adjusting the pricing of our products and services, actively managing costs, and proactively engaging with suppliers to secure key materials and components.

Impacts of Climate Change

The physical effects of climate change, as well as the legal and regulatory measures to address climate change, may negatively affect our business, cash flows, and results of operations in the medium- to long-term. The effects of a changing climate, both acute (such as heat waves, hurricanes, tornadoes, wildfire, or flooding)

and chronic (such as droughts or sea level changes) can adversely impact GE HealthCare’s plants, facilities, and operations, as well as disrupt our value chain, including our supply chains and distribution systems. In addition, increased temperatures and less predictable climate could affect the functioning of GE HealthCare’s products, as many medical and medical imaging devices need to remain within certain temperature ranges for optimal performance. Concern over climate change can also result in new or additional legal or regulatory requirements and commercial pressure from customers, with such efforts designed to reduce greenhouse gas emissions both from our products and operations and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Although it is difficult to predict any such new or additional legal or regulatory requirements and commercial pressures, including whether new laws or regulations are more stringent than current legal or regulatory requirements, GE HealthCare may experience increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on suppliers and material sourcing.

Other

Discontinued Operations

On March 31, 2020, we completed the sale of our BioPharma business to Danaher Corporation for total consideration of $20,718 million (after certain working capital adjustments) and incurred $185 million of cash payments directly associated with the transaction. The consideration consisted of $20,301 million in cash and $417 million of pension liabilities that were assumed by Danaher. We recognized a pre-tax gain of $12,782 million in 2020 as a result of the transaction. The decision to sell the BioPharma business was part of a strategic review of GE. The below results of discontinued operations and related cash flows all arose from the sale of the BioPharma business. The historical results of the BioPharma business have been reflected as discontinued operations in our audited combined financial statements through the date of the sale for all periods presented. See Note 18, “Discontinued Operations” to our audited combined financial statements.

Manufacturing, Sourcing, and Supply Chain Management

Our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Competition for resources throughout the supply chain, such as production and transportation capacities, has increased over the course of the last two years. Trends affecting the supply chain include the impact of increasing prices of labor, raw materials, and shipping as well as limitations on capacity. In addition, the announcement or imposition of any new or increased tariffs, duties, or taxes could adversely affect our supply chain.

COVID-19 Pandemic

The COVID-19 pandemic impacted global economies, resulting in workforce and travel restrictions, supply chain and production disruptions, and reduced demand and spending across many sectors. GE HealthCare’s global scale and reach played a significant role in the COVID-19 response. We increased production of key imaging, critical care, and primary care products to fight the pandemic, selling ten times the volume of ventilator equipment and accessories in 2020 as compared to 2019, including through our collaboration with Ford to complete an emergency ventilator order from the U.S. Department of Health and Human Services. Factors related directly and indirectly to the COVID-19 pandemic have been impacting operations and financial performance at varying levels across our business. For details about impacts related to our business and our actions in response, refer to the respective segment sections below.

We continue to actively monitor the pandemic and attempt to take steps to identify and mitigate the adverse impacts and risks to the business (including, but not limited to, employee health and safety, site shutdowns, workplace disruptions, and restrictions on the movement of people, raw materials, and goods) posed by the spread of COVID-19. We continue to take appropriate actions to promote the safety of our employees, customers, and other business partners, including, as required, by government authorities.

Russia and Ukraine Conflict

The implications related to Russia’s invasion of Ukraine, both short- and long-term, are difficult to predict. While we cannot estimate the broader impact of this conflict on our business due to the high degree of uncertainty related to the dynamic nature of these events and the numerous potentially destabilizing economic, political, and geopolitical developments stemming from this conflict, these two countries represent a small portion of our business. We had $141 million and $194 million of assets in or directly related to these two countries as of September 30, 2022, and December 31, 2021, respectively, none of which are subject to sanctions that impact the carrying value of the assets. We generated revenue of $241 million and $356 million in these two countries for the nine months ended September 30, 2022, and year ended December 31, 2021, respectively. The potential inability to repatriate earnings from these two countries will not have a material impact on the ability of GE HealthCare to operate.

We continue to monitor the effects of Russia’s invasion of Ukraine, with the board of directors of GE overseeing and monitoring key risks, including the consideration of financial impact, cybersecurity risks, the applicability and effect of sanctions, and the employee base in Ukraine and Russia. The board of directors of the Company will assume oversight of these risks after completion of the Spin-Off and, with management, will continue to assess whether developments related to the conflict have had, or are reasonably likely to have, a material impact on the Company.

Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the U.S., European Union, and other countries preclude us from conducting business in Ukraine and Russia, as these sanctions provide for exemptions for medicines and medical devices. We have, however, discontinued sales and services to all military customers in Russia and, based on the ongoing review of our remaining activities in Russia, we continue sales and service to private medical institutions and certain government customers in Russia, such as government-owned hospitals, in accordance with applicable sanctions. With the current uncertainty in Russia and Ukraine and to ensure continuity of supply of our products and services to our customers, we are closely monitoring the performance of our suppliers and sub tier suppliers. In addition, we are monitoring the impact of the potential Russian oil supply and energy interruptions in Europe on the capacity of our facilities and of our suppliers. To mitigate these risks, we are utilizing strategic inventory of materials and finished goods and additional sources of supply.

Seasonality

Our revenues and operating profits vary from quarter to quarter. Revenues in the fourth quarter have historically been higher than in other quarters due to the spending patterns of our customers. In addition, Cash provided from operating activities is typically higher in the fourth quarter as inventories are lower as a result of higher revenues.

Transition to Standalone Company

On November 9, 2021, GE announced its plan to form three industry-leading, global public companies focused on the growth sectors of aviation, healthcare, and energy. The Spin-Off is expected to be completed through a tax-free pro rata distribution of at least 80.1% of the outstanding shares of common stock to GE stockholders.

Completion of the Spin-Off is subject to certain conditions which are described more fully under “The Spin-Off—Conditions to the Spin-Off,” including receipt of the tax opinions from the tax authorities to the effect that the distribution and certain related transactions will qualify as tax-free to GE and its stockholders under Sections 355 and 368 of the Code.

Relationship with GE

Historically, we have relied on GE to manage certain of our operations and provide us certain services, the costs of which have historically been either allocated or directly billed to us. Historical costs for such services may not necessarily reflect the actual expenses we would have incurred, or will incur, as an independent company. In connection with the Spin-Off, we entered into the Separation and Distribution Agreement with GE and we intend to enter into certain other agreements with GE, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a Trademark License Agreement, and Intellectual Property Cross License Agreements, as described in “Certain Relationships and Related Person Transactions.” We generally expect to be able to utilize GE’s services for a transitional period following the Spin-Off before we replace these services over time with services supplied either internally or by third parties. The expenses for the services we will receive from GE initially and then internally or by third parties may vary from the historical costs directly billed and allocated to us for the same services. We will face challenges as we transition to becoming a stand-alone public company, including the establishment of new functions that were previously provided by GE. Addressing the needs that arise from becoming a stand-alone company will require significant resources, including time and attention from our senior management and others throughout the company. We will continue to monitor potential separation dis-synergies, as we may lose the benefit of the scale and buying power of GE, and we anticipate incurring one-time costs associated with the creating of our own capabilities.

Stand-Alone Company Expenses

As a result of the Spin-Off, we will become subject to the requirements of the federal and state securities laws and stock exchange requirements. We will have to establish additional procedures and practices as a stand-alone public company. As a result, we will incur additional costs related to external reporting, internal audit, treasury, investor relations, board of directors and officers, and stock administration.

See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional details.

Pension and Other Benefit Related Liabilities

We expect that approximately $5,059 million in net pension and other postretirement plan liabilities from GE sponsored plans will be transferred to us by GE; however, this amount may be different pursuant to the terms of the final agreement with GE. These plans will require cash funding. In the future, the expense and cash contributions we make may vary from those made by GE historically. While we anticipate that the GE Pension Plan in the U.S. will not require any contributions in the near future, other plans including the GE Supplementary Pension Plan and other retiree benefit plans will require cash funding, which we expect to be approximately $330 million in 2023. Please see “Unaudited Pro Forma Condensed Combined Financial Statements” for additional details. In addition to the GE sponsored plans, we also sponsor several pension and other postretirement plans that are recognized by us as liabilities and expenses. For additional detail regarding our pension policy and significant pension plans, please see the “Critical Accounting Estimates” section below and see Note 10, “Postretirement Benefit Plans” to the audited combined financial statements and Note 9, “Postretirement Benefit Plans,” to the unaudited condensed combined financial statements.

Compensation

We expect to institute competitive compensation policies and programs as an independent public company. The expense for these policies and programs will increase from the compensation expense allocated by GE in our audited and unaudited combined financial statements and related notes, driven primarily by higher cash and stock compensation to retain employees and align more closely with industry peers. See “The Spin-Off—Treatment of Equity Awards” for additional details.

Summary of Key Performance Measures

Management reviews and analyzes several key performance measures including Total revenues, recurring revenue, Remaining Performance Obligations (“RPO”), Operating income, Net income attributable to GE HealthCare, and cash flow from operations. Management also reviews and analyzes Organic revenue*, Adjusted Earnings Before Interest and Taxes (Adjusted EBIT*), Adjusted net income*, and Free cash flow*, which are non-GAAP financial measures. These measures are reviewed and analyzed in order to evaluate our business performance, identify trends affecting our business, allocate capital, and make strategic decisions, including those discussed below. The non-GAAP financial measures should be considered along with the most directly comparable U.S. GAAP financial measures. Definitions of these non-GAAP financial measures, a discussion of why we believe they are useful to management and investors as well as certain of their limitations, and reconciliations to their most directly comparable U.S. GAAP financial measures are provided in “Non-GAAP Financial Data” and below under “Non-GAAP Financial Measures.”

	Three months ended September 30				Nine months ended September 30
($ in millions)	2022	2021	% change	% organic* change	2022	2021	% change	% organic* change
Total revenues	$4,576	$4,305	6%	10%	$13,403	$12,996	3%	6%

Total revenues were $4,576 million for the three months ended September 30, 2022, an increase of $271 million, or 6% as reported and 10% organically* from the three months ended September 30, 2021, primarily driven by increases in Imaging, Ultrasound, and PDx revenues. Total revenues were $13,403 million for the nine months ended September 30, 2022, an increase of $407 million, or 3% as reported and 6% organically* from the nine months ended September 30, 2021, primarily driven by increases in Imaging and Ultrasound revenues. Refer to “Total Revenues” section below for further information.

	Years ended December 31			2021/2020 % change	2020/2019 % change	2021/2020 % organic* change	2020/2019 % organic* change
($ in millions)	2021	2020	2019
Total revenues	$17,585	$17,164	$16,633	2%	3%	1%	4%

Total revenues were $17,585 million in 2021, an increase of $421 million, or 2% as reported and 1% organically* from 2020 primarily driven by increases in Imaging, Ultrasound, and PDx revenues, partially offset by a decrease in PCS revenue. Total revenues were $17,164 million in 2020, increasing $531 million, or 3% as reported and 4% organically* from 2019 primarily driven by an increase in PCS revenue, partially offset by decreases in Imaging, Ultrasound, and PDx revenues. Refer to “Total Revenues” section below for further information.

Approximately 50% of our Total revenues in the three months ended September 30, 2022, the nine months ended September 30, 2022, and the fiscal years 2021, 2020, and 2019, was derived from services, single-use and consumable products, digital solutions, and value-added offerings such as education, training, and consulting. Management considers these revenues to be recurring in nature because our service and license revenues are largely based on longer term agreements, and products that are single-use and/or consumable, such as our imaging agents, are used as an integral part of patient procedures. While we believe that these characteristics provide visibility and insights into future revenues, such revenues are not guaranteed.

($ in millions)	September 30, 2022	December 31, 2021	% change
Products	$4,721	$4,543	4%
Services	9,305	10,028	(7)%

Total RPO	$14,026	$14,571	(4)%

*	Non-GAAP financial measure.

RPO represents the estimated revenue expected from customer contracts that are partially or fully unperformed inclusive of amounts deferred in contract liabilities, excluding contracts, or portions thereof, that provide the customer with the ability to cancel or terminate without incurring a substantive penalty. RPO as of September 30, 2022, decreased 4% to $14,026 million from December 31, 2021, primarily due to timing of service contract renewals in the U.S., partially offset by an increase in product orders in the U.S. and Europe.

	December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Products	$4,543	$3,735	$3,909	22%	(4)%
Services	10,028	9,457	8,948	6%	6%

Total RPO	$14,571	$13,192	$12,857	10%	3%

RPO as of December 31, 2021, increased 10% to $14,571 million from December 31, 2020, due to higher product RPO driven by strong orders growth across all regions, notably China and U.S., as well as supply chain challenges in converting RPO to revenues and higher service RPO from new service contracts and renewals with large customers. RPO as of December 31, 2020, increased 3% to $13,192 million from December 31, 2019, primarily due to service contract growth driven by Europe and China, partially offset by lower product orders volume driven by Rest of World.

	Three months ended September 30			Nine months ended September 30
($ in millions)	2022	2021	% change	2022	2021	% change
Operating income	$605	$653	(7)%	$1,745	$2,068	(16)%
Adjusted EBIT*	700	779	(10)%	2,017	2,345	(14)%
Net income attributable to GE HealthCare	487	514	(5)%	1,362	1,683	(19)%
Adjusted net income*	546	572	(5)%	1,507	1,730	(13)%

Operating income decreased $48 million or 7% for the three months ended September 30, 2022, from $653 million in the three months ended September 30, 2021. Adjusted EBIT* decreased $79 million or 10% for the three months ended September 30, 2022, from $779 million in the three months ended September 30, 2021. This was mainly attributable to inflationary cost pressures and increases in R&D investments, partially offset by an increase in Total revenues, including higher pricing of several of our products. Operating income decreased $323 million or 16% for the nine months ended September 30, 2022, from $2,068 million in the nine months ended September 30, 2021. Adjusted EBIT* decreased $328 million or 14% for the nine months ended September 30, 2022, from $2,345 million in the nine months ended September 30, 2021. This was mainly attributable to inflationary cost pressures and increases in R&D and SG&A investments, partially offset by an increase in Total revenues. Refer to the “Operating Income and Adjusted EBIT*” section below for further information.

*	Non-GAAP financial measure.

Net income attributable to GE HealthCare decreased $27 million or 5% for the three months ended September 30, 2022, from $514 million in the three months ended September 30, 2021. Adjusted net income* decreased $26 million or 5% for the three months ended September 30, 2022, from $572 million in the three months ended September 30, 2021. This was mainly attributable to a decrease in Operating income partially offset by a decrease in Provision for income taxes, primarily due to lower income before taxes and tax impacts of foreign operations. Net income attributable to GE HealthCare decreased $321 million or 19% for the nine months ended September 30, 2022, from $1,683 million in the nine months ended September 30, 2021. Adjusted net income* decreased $223 million or 13% for the nine months ended September 30, 2022, from $1,730 million in the nine months ended September 30, 2021. This was mainly attributable to a decrease in Operating income. Refer to the “Net Income Attributable to GE HealthCare and Adjusted Net Income*” section below for further information.

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Operating income	$2,795	$2,720	$2,124	3%	28%
Adjusted EBIT*	3,172	2,981	2,492	6%	20%
Net income attributable to GE HealthCare	2,247	13,846	1,524	(84)%	809%
Adjusted net income*	2,347	2,121	1,892	11%	12%

Operating income increased $75 million or 3% in 2021 from $2,720 million in 2020. This was mainly attributable to an increase in Total revenues and cost productivity benefits, partially offset by inflation and an increase in SG&A expenses. Adjusted EBIT* increased $191 million or 6% in 2021 from $2,981 million in 2020 due to an increase in Operating income and Other (income) expense – net driven by a favorable impact from foreign currency and commodity hedges as compared to 2020. Operating income increased $596 million or 28% in 2020 from $2,124 million in 2019. Adjusted EBIT* increased $489 million or 20% in 2020 from $2,492 million in 2019. This was mainly attributable to an increase in Total revenues, cost control, and productivity benefits, partially offset by inflation and product mix. Refer to the “Operating income” section below for further information.

Net income attributable to GE HealthCare decreased $11,599 million or 84% in 2021 from $13,846 million in 2020. This was mainly attributable to the sale of BioPharma, resulting in a decrease of $11,821 million in income from discontinued operations, net of taxes. Adjusted net income* increased $226 million or 11% in 2021 from $2,121 million in 2020. This was mainly attributable to an increase in Operating income, increase in Other (income) expense – net, lower Provision for income taxes, and lower Interest and other financial charges – net. Net income attributable to GE HealthCare increased $12,322 million or 809% in 2020 from $1,524 million in 2019. This was mainly attributable to an increase in Income from discontinued operations, net of taxes of $11,967 million driven by the sale of BioPharma in 2020. Adjusted net income* increased $229 million or 12% in 2020 from $1,892 million in 2019. This was mainly attributable to an increase in Operating income, partially offset by a higher Provision for income taxes. See “Net Income Attributable to GE HealthCare and Adjusted Net Income*” below for further information.

	Nine months ended September 30
($ in millions)	2022	2021	% change
Cash from (used for) operating activities – continuing operations	$1,071	$1,618	(34)%
Free cash flow*	$841	$2,275	(63)%

Cash generated from operating activities – continuing operations decreased 34% to $1,071 million for the nine months ended September 30, 2022, from $1,618 million for the nine months ended September 30, 2021. Cash generated in the nine months ended September 30, 2022, was lower as compared to the nine months ended September 30, 2021, primarily driven by an increase in receivables excluding the impact of factoring programs, a

*	Non-GAAP financial measure.

decrease in Net income from continuing operations, an increase in inventory mainly due to inventory build to meet demand in the fourth quarter and into 2023, higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the Tax Cuts and Jobs Act (“TCJA”) beginning in 2022, and an increase in contract and other deferred costs, partially offset by $816 million lower impact of factoring programs. Free cash flow* decreased 63% to $841 million for the nine months ended September 30, 2022, from $2,275 million for the nine months ended September 30, 2021, primarily driven by an increase in receivables excluding the impact of factoring programs, a decrease in Net income from continuing operations, an increase in inventory mainly due to inventory build to meet demand in the fourth quarter and into 2023, higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the TCJA beginning in 2022, and an increase in contract and other deferred costs.

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Cash from (used for) operating activities—continuing operations	$1,607	$2,618	$1,838	(39)%	42%
Free cash flow*	$2,827	$2,463	$1,900	15%	30%

Cash generated from operating activities – continuing operations decreased 39% to $1,607 million in 2021 from $2,618 million in 2020 and increased 42% in 2020 from $1,838 million in 2019. Cash generated in 2021 was lower as compared to 2020 primarily driven by $1,365 million higher impact of factoring programs in 2021 as compared to 2020, an increase in inventory due to supply chain constraints, a decrease in contract liabilities, partially offset by an increase in accounts payable, a decrease in receivables excluding the impact of factoring programs, and an increase in Net income from continuing operations. Cash generated in 2020 was higher as compared to 2019 primarily due to an increase in Net income from continuing operations, an increase in contract liabilities primarily driven by progress collections due to COVID-19 orders, a lower impact of factoring in 2020 as compared to 2019, an improvement in inventory balances, and $77 million of non-repeat cash outflows in 2019 related to activities of the planned initial public offering (“IPO”) of GE’s Healthcare business. Free cash flow* increased 15% to $2,827 million in 2021 from $2,463 million in 2020 and increased 30% in 2020 from $1,900 million in 2019. Free cash flow* increased in 2021 due to an increase in accounts payable, a decrease in receivables excluding the impact of factoring programs, and an increase in Net income from continuing operations, partially offset by an increase in inventory due to supply chain constraints and decrease in contract liabilities. Free cash flow* increased in 2020 due to an increase in Net income from continuing operations, an increase in contract liabilities primarily driven by progress collections due to COVID-19 orders, an improvement in inventory balances, and $77 million of non-repeat cash outflows in 2019 related to activities of the planned IPO of GE’s Healthcare business.

*	Non-GAAP financial measure.

Results of Operations for the three and nine months ended September 30, 2022, compared with the three and nine months ended September 30, 2021

The following tables set forth our results of operations for each of the periods presented:

	Three months ended September 30		Nine months ended September 30
($ in millions)	2022	2021	2022	2021
Sales of products	$3,012	$2,698	$8,702	$8,209
Sales of services	1,564	1,607	4,701	4,787

Total revenues	4,576	4,305	13,403	12,996

Cost of products	1,995	1,742	5,825	5,295
Cost of services	808	796	2,331	2,389

Gross profit	1,773	1,767	5,247	5,312

Selling, general and administrative	908	914	2,747	2,653
Research and development	260	200	755	591

Total operating expenses	1,168	1,114	3,502	3,244

Operating income	605	653	1,745	2,068

Interest and other financial charges—net	2	10	18	34
Non-operating benefit (income) costs	(1)	—	(4)	2
Other (income) expense—net	(18)	(34)	(63)	(88)

Income from continuing operations before income taxes	622	677	1,794	2,120
Provision for income taxes	(129)	(160)	(412)	(421)

Net income from continuing operations	493	517	1,382	1,699
Income from discontinued operations, net of taxes	—	10	12	18

Net income	493	527	1,394	1,717
Net (income) loss attributable to noncontrolling interests.	(6)	(13)	(32)	(34)

Net income attributable to GE HealthCare	$487	$514	$1,362	$1,683

Total Revenues

Revenue by Segment

	Three months ended September 30				Nine months ended September 30
($ in millions)	2022	2021	% change	% organic* change	2022	2021	% change	% organic* change
Segment revenue
Imaging	$2,516	$2,351	7%	12%	$7,276	$6,996	4%	8%
Ultrasound	823	735	12%	11%	2,466	2,274	8%	6%
PCS	701	708	(1)%	2%	2,130	2,180	(2)%	(0)%
PDx	522	504	4%	10%	1,485	1,518	(2)%	2%
Other(a)	14	7			46	28

Total revenues	$4,576	$4,305	6%	10%	$13,403	$12,996	3%	6%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

*	Non-GAAP financial measure.

Revenue by Region

	Three months ended September 30			Nine months ended September 30
($ in millions)	2022	2021	% change	2022	2021	% change
USCAN	$2,034	$1,839	11%	$6,004	$5,451	10%
EMEA	1,144	1,069	7%	3,354	3,267	3%
China region(a)	668	660	1%	1,873	2,046	(8)%
Rest of World	730	737	(1)%	2,172	2,232	(3)%

Total revenues	$4,576	$4,305	6%	$13,403	$12,996	3%

(a)	Includes revenue from China, Taiwan, Mongolia, and Hong Kong.

For the three months ended September 30, 2022

Total revenues increased $271 million, or 6% as reported and 10% organically*, primarily due to an increase in sales of products. Sales of products increased by $314 million or 12% driven by strong growth in Imaging, Ultrasound, and PDx revenues, partially offset by unfavorable impact from foreign currency changes. Sales of services decreased by $43 million or 3% due to an unfavorable impact from foreign currency changes, partially offset by continued growth in our service revenues.

The segment revenue performance was as follows:

•

Imaging segment revenue increased $165 million, or 7% as reported and 12% organically*. This was mainly attributable to strong growth in MR and Image-Guided Therapies products due to improved supply chain performance in fulfilling customer demand and new product introductions;

•

Ultrasound segment revenue increased $88 million, or 12% as reported basis and 11% organically*. This was mainly attributable to strong growth across General Imaging, Women’s Health, and Handheld products due to new product introductions and improved supply chain performance across the portfolio compared to a much-constrained environment in the prior year;

•

PCS segment revenue decreased $7 million, or 1% as reported and increased 2% organically*. The reported revenue decreased due to unfavorable impact from foreign currency changes, partially offset by organic revenue growth*. Organic revenue growth* was mainly attributable to growth in Anesthesia and Maternal Infant Care products due to improved supply chain performance in fulfilling customer demand, partially offset by a decrease in ventilator sales; and

•	PDx segment revenue increased $18 million, or 4% as reported and 10% organically*. This was mainly attributable to strong sales volume growth partially offset by price reduction in China.

The regional revenue performance was as follows:

•	USCAN revenue increased 11%. This was attributable to strong growth across all segments as well as the acquisition of BK Medical within Ultrasound;

•

EMEA revenue increased 7%. This was mainly attributable to growth in Imaging and Ultrasound revenues including the acquisition of BK Medical within Ultrasound, partially offset by a decrease in PCS and PDx revenues and unfavorable impact from foreign currency changes;

•

China region revenue increased 1%. This was mainly attributable to growth in Ultrasound, PCS, and Imaging revenues, partially offset by unfavorable impact from foreign currency changes and a decrease in PDx revenues; and

•

Rest of World revenue decreased 1%. This was mainly attributable to an unfavorable impact from foreign currency changes and a decrease in PCS revenues, partially offset by growth in Imaging and Ultrasound segments.

*	Non-GAAP financial measure.

For the nine months ended September 30, 2022

Total revenues increased $407 million, or 3% as reported and 6% organically*, due to an increase in Sales of products of $493 million or 6% primarily driven by increases in Imaging and Ultrasound revenues. Sales of services decreased by $86 million or 2% due to an unfavorable impact from foreign currency changes, partially offset by continued growth in our service revenues.

The segment revenue performance was as follows:

•

Imaging segment revenue increased $280 million, or 4% as reported and 8% organically*. This was mainly attributable to growth in MR and Image-Guided Therapies products due to improved supply chain performance in fulfilling customer demand, new product introductions, and health systems’ focus on expansion of capacity and access to care;

•

Ultrasound segment revenue increased $192 million, or 8% as reported and 6% organically*. This was mainly attributable to strong growth in General Imaging, Women’s Health, and Primary Care products due to new product introductions, partially offset by a decrease in sales of Cardiovascular products due to supply constraints in electronic components;

•

PCS segment revenue decreased $50 million, or 2% as reported and was approximately flat organically*. This was mainly attributable to a decrease in COVID-19 driven ventilator volume and a decrease in sales of patient monitors due to continued supply constraints in electronic components, offset by growth in Anesthesia and Maternal Infant Care products; and

•

PDx segment revenue decreased $33 million, or 2% as reported and increased 2% organically*. The reported revenue decreased due to unfavorable impact from foreign currency changes, partially offset by organic revenue growth. Organic revenue growth was mainly attributable to growth in sales volume of our products, partially offset by China related impacts.

The regional revenue performance was as follows:

•	USCAN revenue increased 10%. This was attributable to growth across all segments as well as the acquisition of BK Medical within Ultrasound;

•

EMEA revenue increased 3%. This was mainly attributable to growth in Imaging revenues and the acquisition of BK Medical within Ultrasound, partially offset by a decrease in PCS revenues and unfavorable impact from foreign currency changes;

•	China region revenue decreased 8%. This was mainly attributable to a decrease in revenue across all segments primarily due to the impact of COVID-19 driven disruptions; and

•

Rest of World revenue decreased 3%. This was mainly attributable to an unfavorable impact from foreign currency changes and a decrease in PDx and PCS revenues, partially offset by growth in Ultrasound revenues.

*	Non-GAAP financial measure.

Results of Operations for the Years Ended December 31, 2021, 2020, and 2019

The following tables set forth our results of operations for each of the periods presented:

	Years ended December 31
($ in millions)	2021	2020	2019
Sales of products	$11,165	$11,016	$10,472
Sales of services	6,420	6,148	6,161

Total revenues	17,585	17,164	16,633

Cost of products	7,196	7,229	6,758
Cost of services	3,215	3,168	3,327

Gross profit	7,174	6,767	6,548

Selling, general and administrative	3,563	3,237	3,591
Research and development	816	810	833

Total operating expenses	4,379	4,047	4,424

Operating income	2,795	2,720	2,124

Interest and other financial charges—net	40	66	88
Non-operating benefit costs	3	5	9
Other (income) expense—net	(123)	(61)	(64)

Income from continuing operations before income taxes	2,875	2,710	2,091
Provision for income taxes	(600)	(652)	(410)

Net income from continuing operations	2,275	2,058	1,681
Income (loss) from discontinued operations, net of taxes	18	11,839	(128)

Net income	2,293	13,897	1,553
Net (income) loss attributable to noncontrolling interests	(46)	(51)	(29)

Net income attributable to GE HealthCare	$2,247	$13,846	$1,524

Total Revenues

Revenue by Segment

	Years ended December 31			2021/2020 % change	2020/2019 % change	2021/2020 % organic* change	2020/2019 % organic* change
($ in millions)	2021	2020	2019
Segment revenue
Imaging	$9,433	$8,959	$9,096	5%	(2)%	3%	(1)%
Ultrasound	3,172	2,703	2,783	17%	(3)%	15%	(3)%
PCS	2,915	3,675	2,723	(21)%	35%	(22)%	35%
PDx	2,018	1,780	1,993	13%	(11)%	15%	(10)%
Other(a)	47	47	38

Total revenues	$17,585	$17,164	$16,633	2%	3%	1%	4%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

*	Non-GAAP financial measure.

Revenue by Region

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
USCAN	$7,373	$7,436	$7,409	(1)%	0%
EMEA	4,535	4,663	4,061	(3)%	15%
China region(a)	2,690	2,345	2,250	15%	4%
Rest of World	2,987	2,720	2,913	10%	(7)%

Total revenues	$17,585	$17,164	$16,633	2%	3%

(a)	Includes revenue from China, Taiwan, Mongolia, and Hong Kong.

2021 vs. 2020

Total revenues increased $421 million, or 2% as reported and 1% organically* due to growth in sales of services of $272 million or 4% driven by continued growth in our installed base and service capabilities, and increase in sales of products of $149 million or 1% driven by strong growth in Ultrasound and PDx, partially offset by a decrease in PCS revenues. Additionally, revenue growth was negatively impacted in all segments by supply chain challenges such as component shortages and logistical delays, particularly in the second half of 2021.

The segment revenue performance was as follows:

•

Imaging segment revenue increased $474 million, or 5% as reported and 3% organically*. This was mainly attributable to increased revenue from CT and MR product lines due to health systems’ focus on expansion of capacity and access to care, strong performance of new product launches, and continued growth of services revenue;

•

Ultrasound segment revenue increased $469 million, or 17% as reported and 15% organically*. This was mainly attributable to increased revenue from Women’s Health, General Imaging, and Cardiovascular products, due to health systems’ focus on expansion of capacity and access to care, and strong performance of our new product launches;

•

PCS segment revenue decreased $760 million, or 21% as reported and 22% organically*. This was mainly attributable to the decrease in COVID-19 driven ventilators volume, including those produced in collaboration with Ford, and patient monitors; and

•

PDx segment revenue increased $238 million, or 13% as reported and 15% organically*. This was mainly attributable to ongoing recovery of elective procedures as COVID-19 subsided, partially offset by revenue reduction as a result of the sale of the U.S. Radiopharmacy network product line in 2020.

The regional revenue performance was as follows:

•	USCAN revenue decreased slightly by 1%. This was mainly attributable to a decrease in volume in PCS, offset by strong growth in Ultrasound and PDx segments;

•	EMEA revenue decreased 3% due to a decrease in volume in PCS, partially offset by strong recovery in PDx and continued growth in Ultrasound segment;

•	China region revenue increased 15%. This was mainly attributable to strong growth across all segments, as well as an increased penetration in the local manufacturing and sale of products; and

•	Rest of World revenue increased 10%. This was mainly attributable to an increase in revenues in Imaging, Ultrasound, and PDx segments, partially offset by a slight decrease in PCS revenues.

*	Non-GAAP financial measure.

2020 vs. 2019

Total revenues increased $531 million, or 3% as reported and 4% organically* due to an increase in sales of products of $544 million driven by higher revenues in PCS segment, partially offset by lower revenues in Imaging, Ultrasound, and PDx segments, and slight decrease in Sales of services.

The segment performance on revenue was as follows:

•

Imaging segment revenue decreased $137 million, or 2% as reported and 1% organically*. This was mainly attributable to the impact of the COVID-19 pandemic, as MR product revenue decreased due to a delay in capital equipment purchases and installations;

•

Ultrasound segment revenue decreased $80 million, or 3% as reported and organically*. This was mainly attributable to decreases in revenue from Women’s Health and General Imaging products as the market demand declined due to COVID-19;

•

PCS segment revenue increased $952 million, or 35% as reported and organically*. This was mainly attributable to COVID-19 drive ventilators demand, including those produced in collaboration with Ford, and patient monitors; and

•

PDx segment revenue decreased $213 million, or 11% as reported and 10% organically*. This was mainly attributable to a market decline from deferral of elective procedures due to COVID-19 and reduction in revenue from the sale of the U.S. Radiopharmacy network in 2020.

The regional performance on revenue was as follows:

•	USCAN revenue remained relatively flat. This was mainly attributable to an increase in volume in PCS, offset by declines in Imaging and PDx segment revenues;

•	EMEA revenue increased 15%. This was mainly attributable to strong growth in PCS and Ultrasound, partially offset by a decline in PDx segment revenues;

•	China region revenue increased 4%. This was mainly attributable to strong growth in Imaging, partially offset by declines in Ultrasound, PDx, and PCS segment revenues; and

•	Rest of World revenue decreased 7%. This was mainly attributable to declines in Imaging, Ultrasound, and PDx, partially offset by strong growth in the PCS segment revenues.

Operating Income and Adjusted EBIT*

	Three months ended September 30					Nine months ended September 30
($ in millions)	2022	% of Total revenues	2021	% of Total revenues	% change	2022	% of Total revenues	2021	% of Total revenues	% change
Operating income	$605	13.2%	$653	15.2%	(7)%	$1,745	13.0%	$2,068	15.9%	(16)%
Adjusted EBIT*	$700	15.3%	$779	18.1%	(10)%	$2,017	15.0%	$2,345	18.0%	(14)%

For the three months ended September 30, 2022

Operating income decreased $48 million or 2.0 points as a percentage of Total revenues due to the $271 million increase in Total revenues being more than offset by the following factors:

•

Total cost of revenue increased $265 million or 2.3 points as a percentage of Total revenues primarily due to cost inflation and unfavorable impact from sales of products and services mix, partially offset by cost

*	Non-GAAP financial measure.

productivity and an increase in pricing of our products and services. Cost of products sold increased $253 million or 1.7 points as a percentage of Sales of products, driven by inflationary pressures in material and logistics cost, partially offset by productivity benefits from engineering design improvements and cost saving actions, and an increase in pricing of several of our products. Cost of services sold increased $12 million or 2.1 points as a percentage of Sales of services primarily due to cost inflation and unfavorable impact of foreign currency changes, partially offset by cost productivity and an increase in pricing of our services. Included in our total cost of revenue for the three months ended September 30, 2022, as part of our product investment, was $110 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $95 million for the three months ended September 30, 2021; and

•

Total operating expenses increased $54 million due to higher R&D investment by $60 million offset by lower SG&A expenses by $6 million driven by benefit from remeasurement of contingent consideration related to acquisitions. As a result, R&D as a percentage of Total revenues increased by 1.0 point while SG&A as a percentage of Total revenues decreased by 1.4 points.

Adjusted EBIT* and Adjusted EBIT margin* decreased $79 million or 2.8 points, respectively, primarily due to a $48 million decrease in Operating income as discussed above, and a $16 million decrease in Other (income) expense - net.

For the nine months ended September 30, 2022

Operating income decreased $323 million or 2.9 points as a percentage of Total revenues due to the $407 million increase in Total revenues being more than offset by the following factors:

•

Total cost of revenue increased $472 million or 1.7 points as a percentage of Total revenues primarily due to cost inflation and unfavorable impact from sales of products and services mix, partially offset by cost productivity. Cost of products sold increased $530 million or 2.4 points as a percentage of Sales of products, driven by inflationary pressures in material and logistics costs, partially offset by productivity benefits from engineering design improvements and cost saving actions. Cost of services sold decreased $58 million or 0.3 point as a percentage of Sales of services, driven by benefits from productivity initiatives and an increase in pricing of our services, partially offset by cost inflation. Included in our total cost of revenue for the nine months ended September 30, 2022, as part of our product investment, was $324 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $290 million for the nine months ended September 30, 2021; and

•

Total operating expenses increased $258 million due to higher R&D investment by $164 million and higher SG&A expense by $94 million due to increased investment in commercial teams and marketing programs partially offset by benefit from remeasurement of contingent consideration related to acquisitions. As a result, R&D as a percentage of Total revenues increased by 1.1 points and SG&A as a percentage of Total revenues increased slightly by 0.1 point.

Adjusted EBIT* and Adjusted EBIT margin* decreased $328 million or 3.0 points, respectively, due to a $323 million decrease in Operating income as discussed above.

	Years ended December 31						2021/2020 % of change	2020/2019 % of change
($ in millions)	2021	% of Total revenues	2020	% of Total revenues	2019	% of Total revenues
Operating income	$2,795	15.9%	$2,720	15.8%	$2,124	12.8%	3%	28%
Adjusted EBIT*	$3,172	18.0%	$2,981	17.4%	$2,492	15.0%	6%	20%

*	Non-GAAP financial measure.

2021 vs. 2020

Operating income increased $75 million or 0.1 point as a percentage of Total revenues due to the $421 million increase in Total revenues, as well as the following factors:

•

Total cost of revenue increased $14 million primarily due to the revenue increase from 2020 to 2021. Total cost of revenue as a percentage of Total revenues decreased by 1.4 points due to benefits from productivity mainly driven by engineering design improvements, process automation, and lean initiatives in supply chain, service, and operations, and favorable mix between products and service sales, partially offset by inflation. Cost of products sold decreased $33 million or 1.2 points as a percentage of Sale of products driven by cost productivity, partially offset by inflation and an increase in product sales. Cost of services sold increased $47 million due to an increase in service revenues. Cost of services sold as a percentage of services sales decreased 1.5 points due to benefits from productivity initiatives. Included in our total cost of revenue in 2021, as part of our product investment, was $386 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $444 million in 2020; and

•

Total operating expenses increased by $332 million due to SG&A increasing $326 million. This was primarily driven by increased investments in commercial teams, marketing programs, including digital marketing for new products, inflation, and foreign currency changes.

Adjusted EBIT* and Adjusted EBIT margin* increased $191 million and 0.7 point, respectively, due to a $75 million increase in Operating income as discussed above, and $62 million increase in Other (income) expense – net due to higher gains on foreign currency and commodity derivatives.

2020 vs. 2019

Operating income increased $596 million or 3.1 points as a percentage of Total revenues due to the $531 million increase in Total revenues, as well as the following factors:

•

Total cost of revenue increased $312 million primarily due to an increase in revenues from 2019 to 2020. Total cost of revenue as a percentage of Total revenues decreased marginally due to benefits from cost productivity mainly driven by engineering design improvements, cost saving actions, and lean initiatives, partially offset by inflation and impact from unfavorable product mix and lower services sales mix within total revenues. Cost of products sold increased $471 million and 1.1 points as a percentage of product sales, primarily driven by an increase in product sales and inflation, partially offset by cost productivity. Cost of services sold decreased $159 million and 2.5 points as a percentage of services sales primarily driven by benefits from productivity initiatives. Included in our total cost of revenue in 2020, as part of our product investment, was $444 million in engineering cost for product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $426 million in 2019; and

•

Total operating expenses decreased by $377 million due to SG&A decreasing by $354 million. This was primarily driven by benefits from restructuring actions, cost saving actions during the COVID-19 pandemic, and non-repeat of IPO-related expenses in 2019. As a result, SG&A as a percentage of Total revenues decreased by 2.7 points.

Adjusted EBIT* and Adjusted EBIT margin* increased $489 million and 2.4 points, respectively, driven by a $596 million increase in Operating income as discussed above.

*	Non-GAAP financial measure.

Net Income Attributable to GE HealthCare and Adjusted Net Income*

	Three months ended September 30			Nine months ended September 30
($ in millions)	2022	2021	% change	2022	2021	% change
Net income attributable to GE HealthCare	$487	$514	(5)%	$1,362	$1,683	(19)%
Adjusted net income*	$546	$572	(5)%	$1,507	$1,730	(13)%

For the three months ended September 30, 2022

Net income attributable to GE HealthCare decreased $27 million primarily due to a $48 million decrease in Operating income, partially offset by a $31 million decrease in Provision for income taxes primarily due to lower income before taxes and impacts of foreign operations. Adjusted net income* decreased $26 million primarily due to the decrease in Operating income, partially offset by the decrease in Provision for income taxes, as discussed above.

For the nine months ended September 30, 2022

Net income attributable to GE HealthCare decreased $321 million primarily due to a $323 million decrease in Operating income as discussed above. Adjusted net income* decreased $223 million primarily due to the decrease in Operating income as discussed above.

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Net income attributable to GE HealthCare	$2,247	$13,846	$1,524	(84)%	809%
Adjusted net income*	$2,347	$2,121	$1,892	11%	12%

2021 vs. 2020

Net income attributable to GE HealthCare decreased $11,599 million due to the $11,821 million decrease comprised of our BioPharma business, discontinued in 2020. For additional discussions related to our discontinued operations, see Note 18, “Discontinued Operations” to our audited combined financial statements. The decrease was partially offset by the following:

•	Operating income increased $75 million, as discussed above;

•	Other (income) expense – net increased $62 million in 2021 primarily due to higher gains on foreign currency and commodity derivatives;

•	Interest and other financial charges – net decreased $26 million in 2021 primarily due to lower interest charges from reduced factoring of receivables; and

•

Provision for income taxes decreased $52 million due to a $77 million benefit resulting from the impact of the U.K. tax rate change, which was partially offset by income taxes on higher income before taxes. For additional detail regarding our income taxes, please see “Critical Accounting Estimates” below and Note 11, “Income Taxes” to the audited combined financial statements.

Adjusted net income* increased $226 million due to a $75 million increase in Operating income, $62 million increase in Other (income) expense – net, $26 million lower Interest and other financial charges – net, and $52 million lower Provision for income taxes as discussed above.

2020 vs. 2019

Net income attributable to GE HealthCare increased $12,322 million as Income (loss) from discontinued operations, net of taxes increased $11,967 million and is comprised of our BioPharma business, discontinued in

*	Non-GAAP financial measure.

2020. For additional discussions related to our discontinued operations, see Note 18, “Discontinued Operations” to our audited combined financial statements. Additionally, Net income attributable to GE HealthCare increased further due to the following factors:

•	$596 million increase in Operating income discussed above;

•	Interest and other financial charges – net decreased $22 million in 2020 primarily due to lower interest charges from reduced factoring of receivables; and

•

Provision for income taxes increased $242 million due to expense resulting from lower foreign tax credits and income taxes on higher income before taxes, partially offset by a $40 million benefit resulting from the impact of the U.K. tax rate change. For additional detail regarding our income taxes, refer to the “Critical Accounting Estimates” section below and see Note 11, “Income Taxes” to the audited combined financial statements.

Adjusted net income* increased $229 million due to a $596 million increase in Operating income, partially offset by a $242 million increase in Provision for income taxes as discussed above.

Results of Operations—Segments

We report our business in four reportable segments (Imaging, Ultrasound, PCS, and PDx) and we evaluate their operating performance using revenue and segment EBIT. We exclude from segment EBIT certain corporate-related expenses and certain transactions or adjustments that our Chief Operating Decision Maker (which is our Chief Executive Officer) considers to be non-operational, such as interest expenses, income tax expenses, restructuring costs, acquisition and disposition related charges (benefits), Spin-Off and separation costs, and Non-operating benefit costs, gain/loss of business dispositions/divestments, amortization of acquisition-related intangible assets, Net (income) loss attributable to noncontrolling interests, Income (loss) from discontinued operations, net of taxes, and investment revaluation gain/loss. See “—Results of Operations” section above for discussion on the performance of segments on revenue.

Segment EBIT

	Three months ended September 30					Nine months ended September 30
($ in millions)	2022	% of segment revenues	2021	% of segment revenues	% change	2022	% of segment revenues	2021	% of segment revenues	% change
Operating income	$605		$653		(7)%	$1,745		$2,068		(16)%

Segment EBIT
Imaging	$267	10.6%	$325	13.8%	(18)%	$779	10.7%	$923	13.2%	(16)%
Ultrasound	211	25.6%	190	25.9%	11%	623	25.3%	607	26.7%	3%
PCS	65	9.3%	84	11.9%	(23)%	211	9.9%	265	12.2%	(20)%
PDx	159	30.5%	182	36.1%	(13)%	411	27.7%	554	36.5%	(26)%
Other(a)	(2)		(2)			(7)		(4)

Adjusted EBIT*	$700		$779		(10)%	$2,017		$2,345		(14)%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business and certain other investments which do not meet the definition of an operating segment.

*	Non-GAAP financial measure.

For the three months ended September 30, 2022

•

Imaging segment EBIT decreased $58 million due to cost inflation and planned R&D investments, partially offset by an increase in revenues, including pass through of cost inflation of our products, and cost productivity;

•

Ultrasound segment EBIT increased $21 million due to an increase in pricing of our products, growth in sales volume, and cost productivity, partially offset by planned R&D and commercial investments, and cost inflation;

•	PCS segment EBIT decreased $19 million due to cost inflation, partially offset by an increase in pricing of our products; and

•	PDx segment EBIT decreased $23 million due to China related impacts and cost inflation, partially offset by growth in sales volume.

For the nine months ended September 30, 2022

•

Imaging segment EBIT decreased $144 million due to cost inflation and planned R&D and commercial investments, partially offset by an increase in revenues, including pass through of cost inflation of our products, and cost productivity;

•

Ultrasound segment EBIT increased by $16 million due to an increase in pricing of our products, growth in sales volume, and cost productivity, partially offset by planned R&D and commercial investments, and cost inflation;

•	PCS segment EBIT decreased by $54 million due to cost inflation, partially offset by increased pricing of our products and cost productivity; and

•	PDx segment EBIT decreased $143 million due to China related impacts and increased energy, material and logistics costs, partially offset by an increase in global sales volume.

	Years ended December 31
($ in millions)	2021	% of segment revenues	2020	% of segment revenues	2019	% of segment revenues	2021/2020 % change	2020/2019 % change
Operating income	$2,795		$2,720		$2,124		3%	28%

Segment EBIT
Imaging	$1,240	13.1%	$1,182	13.2%	$934	10.3%	5%	27%
Ultrasound	885	27.9%	640	23.7%	652	23.4%	38%	(2)%
PCS	356	12.2%	698	19.0%	263	9.7%	(49)%	165%
PDx	693	34.3%	504	28.3%	695	34.9%	38%	(27)%
Other(a)	(2)		(43)		(52)

Adjusted EBIT*	$3,172		$2,981		$2,492		6%	20%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business and certain other investments which do not meet the definition of an operating segment.

2021 vs. 2020

•	Imaging segment EBIT increased $58 million due to cost productivity and increase in revenue, partially offset by cost inflation;

*	Non-GAAP financial measure.

•

Ultrasound segment EBIT increased $245 million due to strong revenue growth and cost productivity from design improvements, new products, and manufacturing operations, partially offset by increased investment in SG&A, and R&D, and cost inflation;

•	PCS segment EBIT decreased $342 million due to a decrease in revenue, cost inflation, and higher investments, partially offset by cost productivity and favorable impact from product mix; and

•	PDx segment EBIT increased $189 million due to a strong recovery in revenue and cost productivity, partially offset by increased investment in SG&A and R&D.

2020 vs. 2019

•

Imaging segment EBIT increased $248 million due to cost productivity, reduction in operating expenses and favorable impact from product mix and sales of products and services mix, partially offset by a decrease in revenue and cost inflation;

•	Ultrasound segment EBIT decreased $12 million due to a decrease in revenue and inflationary pressure in material and logistics costs, partially offset by a reduction in operating expenses;

•

PCS segment EBIT increased $435 million due to a significant increase in revenue from ventilators and patient monitors, partially offset by unfavorable impact from product mix and inflationary pressure in material and logistics costs to fulfill COVID-19 demand; and

•	PDx segment EBIT decreased $191 million due to a decrease in revenue and cost inflation, partially offset by a reduction in operating expenses.

Non-GAAP Financial Measures

The non-GAAP financial measures presented in this Information Statement are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allows investors to see our results “through the eyes of management.” We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational, and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.

We define these non-GAAP financial measures as:

•

Organic revenue: Total revenues excluding the effects of: (1) net sales from recent acquisitions and divestitures with less than a full year of comparable net sales; and (2) foreign currency exchange rate fluctuations in order to present revenue on a constant currency basis.

•	Organic revenue growth rate: Rate of change when comparing Organic revenue, period over period.

We believe that Organic revenue and Organic revenue growth rate, by excluding the effect of acquisitions, dispositions, and foreign exchange rate fluctuations, provide management and investors with additional understanding of our core, top-line operating results and greater visibility into underlying revenue trends of our established, ongoing operations. Organic revenue and Organic revenue growth rate also provide greater insight regarding the overall demand for our products and services.

•

Adjusted EBIT: Net income attributable to GE HealthCare excluding the effects of: (1) Interest and other financial charges – net; (2) Non-operating benefit costs; (3) Provision for income taxes; (4) Income (loss) from discontinued operations, net of taxes; (5) Net (income) loss attributable to noncontrolling interests; (6) restructuring costs; (7) acquisition and disposition related charges (benefits); (8) Spin-Off and separation costs; (9) (gain)/loss of business dispositions/divestments; (10) amortization of acquisition-related intangible assets; and (11) investment revaluation (gain)/loss. In addition, we may from time to time consider excluding other non-recurring items to enhance comparability between periods.

•	Adjusted EBIT margin: Non-GAAP financial measure of Adjusted EBIT divided by the U.S. GAAP financial measure Total revenues for the same period.

We believe Adjusted EBIT and Adjusted EBIT margin provide management and investors with additional understanding of our business by highlighting the results from ongoing operations and the underlying profitability factors. These metrics exclude interest expense, interest income, and tax expense, as well as unique and/or non-cash items, that can have a material impact on our results. We believe this provides additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBIT and Adjusted EBIT margin should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

•

Adjusted Net Income: Net income attributable to GE HealthCare excluding (1) Non-operating benefit costs; (2) restructuring costs; (3) acquisition and disposition related charges (benefits); (4) Spin-Off and separation costs; (5) (gain)/loss of business dispositions/divestments; (6) amortization of acquisition-related intangible assets; (7) investment revaluation (gain)/loss; (8) tax effect of reconciling items (items 1-7); (9) impact of tax law changes and (10) Income (loss) from discontinued operations, net of taxes. In addition, we may from time to time consider excluding other non-recurring items to enhance comparability between periods.

We believe Adjusted net income provides investors with improved comparability of underlying operating results and a further understanding and additional transparency regarding how we evaluate our business. Adjusted net income also provides management and investors with additional perspective regarding the impact of certain significant items on our combined earnings. However, Adjusted net income should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

•

Free cash flow: Cash from (used for) operating activities - continuing operations adjusting for the effects of (1) additions to PP&E and internal-use software; (2) dispositions of PP&E; and (3) impact of factoring programs.

We believe that Free cash flow provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow also provides insight into our flexibility to allocate capital, including reinvesting in the company for future growth, paying down debt, paying dividends, and pursuing other opportunities that may enhance stockholder value. We believe investors may find it useful to compare Free cash flow performance without the effects of the factoring program discontinuation. The cash flow from operating activity (“CFOA”) impact from factoring programs discontinued in 2021 represents the cash that we would have otherwise collected in the period had customer receivables not been previously sold to GE in those discontinued programs.

We typically invest in PP&E over multiple periods to support new product introductions and increases in manufacturing capacity and to perform ongoing maintenance of our manufacturing and distribution operations.

We believe that while PP&E expenditures and dispositions will fluctuate period to period, we will need to maintain a material level of net PP&E spend to maintain ongoing operations and growth of the business.

Our historical Free cash flow includes interest expense associated with the internal and external factoring of current receivables and other financial charges. Interest expense associated with external debt that is currently held by GE is not currently included in the combined financial statements and related notes. Additionally, Free cash flow does not represent residual cash flows available for discretionary expenditures, due to the fact the measures do not deduct the payments required for debt repayments.

The reconciliations of each non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure are provided below.

Organic Revenue*

	Three months ended September 30			Nine months ended September 30
($ in millions)	2022	2021	% change	2022	2021	% change
Imaging revenues (U.S. GAAP)	$2,516	$2,351	7%	$7,276	$6,996	4%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	(125)	—		(255)	—

Imaging organic revenue*	2,640	2,351	12%	7,530	6,996	8%

Ultrasound revenues (U.S. GAAP)	823	735	12%	2,466	2,274	8%

Less: Acquisitions(a)	61	—		174	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	(56)	—		(116)	—

Ultrasound organic revenue*	818	735	11%	2,408	2,274	6%

PCS revenues (U.S. GAAP)	701	708	(1)%	2,130	2,180	(2)%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	(22)	—		(48)	—

PCS organic revenue*	723	708	2%	2,178	2,180	(0)%

PDx revenues (U.S. GAAP)	522	504	4%	1,485	1,518	(2)%

Less: Acquisitions(a)	—	—		2	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	(29)	—		(64)	—

PDx organic revenue*	552	504	10%	1,547	1,518	2%

Other revenues (U.S. GAAP)	14	7	100%	46	28	64%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	—	—		(2)	—

Other organic revenue*	14	7	100%	48	28	71%

Total revenues	4,576	4,305	6%	13,403	12,996	3%

Less: Acquisitions(a)	61	—		175	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	(232)	—		(484)	—

Organic revenue*	$4,747	$4,305	10%	$13,711	12,996	6%

*	Non-GAAP financial measure.

(a)	Represents revenue attributable to acquisitions from the date we completed the transaction through the end of four quarters following the transaction.
(b)	Represents revenue attributable to dispositions for the four quarters preceding the disposition date.

	Years ended December 31		2021/2020 % change	Years ended December 31		2020/2019 % change
($ in millions)	2021	2020		2020	2019
Imaging revenues (U.S. GAAP)	$9,433	$8,959	5%	$8,959	$9,096	(2)%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	163	—		(24)	—

Imaging organic revenue*	9,270	8,959	3%	8,983	9,096	(1)%

Ultrasound revenues (U.S. GAAP)	3,172	2,703	17%	2,703	2,783	(3)%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	56	—		(4)	—

Ultrasound organic revenue*	3,116	2,703	15%	2,707	2,783	(3)%

PCS revenues (U.S. GAAP)	2,915	3,675	(21)%	3,675	2,723	35%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	32	—		1	—

PCS organic revenue*	2,883	3,675	(22)%	3,674	2,723	35%

PDx revenues (U.S. GAAP)	2,018	1,780	13%	1,780	1,993	(11)%

Less: Acquisitions(a)	19	—		36	—
Less: Dispositions(b)	—	81		21	76
Less: Foreign currency exchange	53	—		(10)	—

PDx organic revenue*	1,946	1,699	15%	1,733	1,917	(10)%

Other revenues (U.S. GAAP)	47	47	0%	47	38	24%

Less: Acquisitions(a)	—	—		—	—
Less: Dispositions(b)	—	—		—	—
Less: Foreign currency exchange	2	—		—	—

Other organic revenue*	45	47	(4)%	47	38	24%

Total revenues	17,585	17,164	2%	17,164	16,633	3%

Less: Acquisitions(a)	19	—		36	—
Less: Dispositions(b)	—	81		21	76

Less: Foreign currency exchange	308	—		(36)	—

Organic revenue*	$17,258	$17,083	1%	$17,143	$16,557	4%

(a)	Represents revenue attributable to acquisitions from the date we completed the transaction through the end of four quarters following the transaction.
(b)	Represents revenue attributable to dispositions for the four quarters preceding the disposition date.

*	Non-GAAP financial measure.

Adjusted EBIT*

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2022	2021	% change	2022	2021	% change
Net income attributable to GE HealthCare	$487	$514	(5)%	$1,362	$1,683	(19)%

Add: Interest and other financial charges—net	2	10		18	34
Add: Non-operating benefit (income) costs	(1)	—		(4)	2
Less: Provision for income taxes	(129)	(160)		(412)	(421)
Less: Income (loss) from discontinued operations, net of taxes	—	10		12	18
Less: Net (income) loss attributable to noncontrolling interests	(6)	(13)		(32)	(34)

EBIT*	$623	$687	(9)%	$1,808	$2,156	(16)%
Add: Restructuring costs(a)	88	67		110	127
Add: Acquisition and disposition related charges (benefits)(b)	(49)	3		(20)	3
Add: Spin-Off and separation costs(c)	7	—		7	—
Add: (Gain)/loss of business dispositions /divestments(d)	2	1		(1)	(4)
Add: Amortization of acquisition-related intangible assets	28	23		90	67
Add: Investment revaluation (gain)/loss(e)	1	(2)		23	(4)

Adjusted EBIT*	$700	$779	(10)%	$2,017	$2,345	(14)%

Net income margin (U.S. GAAP)	10.6%	11.9%	(1.3) points	10.2%	13.0%	(2.8) points
Adjusted EBIT margin*	15.3%	18.1%	(2.8) points	15.0%	18.0%	(3.0) points

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.

*	Non-GAAP financial measure.

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Net income attributable to GE HealthCare	$2,247	$13,846	$1,524	(84)%	809%

Add: Interest and other financial charges—net	40	66	88
Add: Non-operating benefit costs	3	5	9
Less: Provision for income taxes	(600)	(652)	(410)
Less: Income (loss) from discontinued operations, net of taxes	18	11,839	(128)
Less: Net (income) loss attributable to noncontrolling interests	(46)	(51)	(29)

EBIT*	$2,918	$2,781	$2,188	5%	27%
Add: Restructuring costs(a)	155	134	160
Add: Acquisition and disposition related charges (benefits)(b)	14	—	—
Add: Spin-Off and separation costs(c)	—	2	54
Add: (Gain)/loss of business dispositions /divestments(d)	(2)	3	(3)
Add: Amortization of acquisition-related intangible assets	90	83	92
Add: Investment revaluation (gain)/loss(e)	(3)	(22)	1

Adjusted EBIT*	$3,172	$2,981	$2,492	6%	20%

Net income margin (U.S. GAAP)	12.8%	80.7%	9.2%	(68) points	72 points
Adjusted EBIT margin*	18.0%	17.4%	15.0%	0.7 point	2.4 points

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)

Costs incurred in the Spin-Off and separation from GE as well as the planned IPO of GE’s Healthcare business in 2019 including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.

(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.

*	Non-GAAP financial measure.

Adjusted Net Income*

	Three months ended September 30			Nine months ended September 30
($ in millions)	2022	2021	% change	2022	2021	% change
Net income attributable to GE HealthCare	$487	$514	(5)%	$1,362	$1,683	(19)%

Add: Non-operating benefit (income) costs	(1)	—		(4)	2
Add: Restructuring costs(a)	88	67		110	127
Add: Acquisition and disposition related charges (benefits)(b)	(49)	3		(20)	3
Add: Spin-Off and separation costs(c)	7	—		7	—
Add: (Gain)/loss of business dispositions /divestments(d)	2	1		(1)	(4)
Add: Amortization of acquisition-related intangible assets	28	23		90	67
Add: Investment revaluation (gain)/loss(e)	1	(2)		23	(4)
Add: Tax effect of reconciling items	(17)	(24)		(48)	(49)
Less: Impact of tax law changes(f)	—	—		—	77
Less: Income (loss) from discontinued operations, net of taxes	—	10		12	18

Adjusted net income*	$546	$572	(5)%	$1,507	$1,730	(13)%

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)	Consists of benefit from U.K. tax rate change.

	Years ended December 31
($ in millions)	2021	2020	2019	2021/2020 % change	2020/2019 % change
Net income attributable to GE HealthCare	$2,247	$13,846	$1,524	(84)%	809%

Add: Non-operating benefit costs	3	5	9
Add: Restructuring costs(a)	155	134	160
Add: Acquisition and disposition related charges (benefits)(b)	14	—	—
Add: Spin-Off and separation costs(c)	—	2	54
Add: (Gains)/loss of business dispositions/ divestments(d)	(2)	3	(3)
Add: Amortization of acquisition-related intangible assets	90	83	92
Add: Investment revaluation (gain)/loss(e)	(3)	(22)	1
Add: Tax effect of reconciling items	(62)	(51)	(73)
Less: Impact of tax law changes(f)	77	40	—
Less: Income (loss) from discontinued operations, net of taxes	18	11,839	(128)

Adjusted net income*	$2,347	$2,121	$1,892	11%	12%

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)	Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent

*	Non-GAAP financial measure.

consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.
(c)

Costs incurred in the Spin-Off and separation from GE as well as the planned IPO of GE’s Healthcare business in 2019 including system implementation, audit and advisory fees, legal entity separation, and other one-time costs.

(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)	Consists of benefit from U.K. tax rate change.

Free Cash Flow*

	Nine months ended September 30
($ in millions)	2022	2021	% change
Cash from (used for) operating activities – continuing operations	$1,071	$1,618	(34)%

Add: Additions to PP&E and internal-use software	(233)	(175)
Add: Dispositions of PP&E	3	16
Add: Impact of factoring programs(a)	—	816

Free cash flow*	$841	$2,275	(63)%

(a)

Adjustment to present net cash flows from operating activities from continuing operations had we not factored receivables with GE’s Working Capital Solutions (“WCS”). By the end of 2021, factoring of receivables with WCS was discontinued.

	Years ended December 31			2021/2020 % change	2020/2019 % change
($ in millions)	2021	2020	2019
Cash from (used for) operating activities – continuing operations	$1,607	$2,618	$1,838	(39)%	42%

Add: Additions to PP&E and internal-use software	(248)	(259)	(331)
Add: Dispositions of PP&E	15	16	52
Add: Impact of factoring programs(a)	1,453	88	341

Free cash flow*	$2,827	$2,463	$1,900	15%	30%

(a)

Adjustment to present net cash flows from operating activities from continuing operations had we not factored receivables with WCS. By the end of 2021, factoring of receivables with WCS was discontinued.

Liquidity and Capital Resources

Overview

Historically, our business has generated positive cash flows from operations from continuing operations. A significant majority of such cash flows was transferred to GE. We participated in GE’s cash pooling arrangements to manage liquidity and fund operations, the effect of which is presented as net parent investment in our combined and condensed combined financial statements included elsewhere in this Information Statement.

Upon completion of this Spin-Off, we will cease participation in GE cash pooling arrangements and our Cash, cash equivalents, and restricted cash will be held and used solely for our own operations. Our capital structure, long-term commitments, and sources of liquidity will change significantly from our historical practices. For additional detail regarding changes to our capital structure, see “Debt” section below. Our cash balance on the date of the completion of this Spin-Off is expected to be approximately $1.8 billion.

*	Non-GAAP financial measure.

We believe our existing cash and cash flows generated from operations and indebtedness to be incurred in conjunction with the Spin-Off discussed in detail below will be responsive to the needs of our current and planned operations for at least the next 12 months.

The following table summarizes our cash flows for the nine months ended September 30, 2022, and 2021, presented:

	Nine months ended September 30
($ in millions)	2022	2021
Cash generated from operating activities from continuing operations	$1,071	$1,618
Cash (used for) investing activities from continuing operations.	(303)	(229)
Cash (used for) financing activities from continuing operations.	(785)	(1,664)
Free cash flow*	841	2,275

Operating Activities

Cash generated from operating activities from continuing operations was $1,071 million for the nine months ended September 30, 2022, and $1,618 million for the nine months ended September 30, 2021.

Cash generated from operating activities in the nine months ended September 30, 2022, included Net income from continuing operations of $1,382 million, non-cash charges for depreciation and amortization of $476 million, and $787 million outflow from changes in assets and liabilities, primarily driven by an increase in inventory mainly due to inventory build to meet demand in the fourth quarter and into 2023, higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the TCJA beginning in 2022, and an increase in contract and other deferred costs, partially offset by an increase in accounts payable.

Cash generated from operating activities in the nine months ended September 30, 2021, included Net income from continuing operations of $1,699 million, non-cash charges for depreciation and amortization of $471 million, and $552 million outflow from changes in assets and liabilities, primarily driven by an $816 million impact from the discontinuation of factoring programs in 2021 and an increase in inventory, partially offset by an increase in accounts payable and a decrease in current receivables excluding the effect of discontinuation of factoring programs.

Investing Activities

Cash used for investing activities from continuing operations was $303 million for the nine months ended September 30, 2022, included additions to PP&E of $233 million related primarily to new product launches and manufacturing capacity expansion, and other investments of $73 million partially offset by dispositions of PP&E of $3 million. The cash invested in other investments was primarily related to the following investment:

•

On July 20, 2022, we made an investment in AliveCor. AliveCor is a medical device and AI company producing ECG hardware and software for consumer mobile devices. AliveCor’s mission is to save lives and transform cardiology by delivering intelligent, highly personalized heart data to clinicians and patients anytime, anywhere.

•

On June 21, 2022, we made an investment in Pulsenmore, taking a step forward in further enabling precision health. Pulsenmore’s innovative handheld tele-ultrasound device docks with a smartphone, allowing expectant mothers to perform ultrasound self-scans at home and receive remote clinical feedback from healthcare professionals.

Cash used for investing activities from continuing operations was $229 million for the nine months ended September 30, 2021, included additions to PP&E and internal-use software of $175 million related primarily to new product launches and manufacturing capacity expansion, and purchase of businesses of $26 million, partially

*	Non-GAAP financial measure.

offset by dispositions of PP&E of $16 million. The cash invested in purchase of businesses pertained to the following acquisition:

•

On May 5, 2021, we acquired Zionexa, a leading innovator of in vivo oncology and neurology biomarkers that help enable more personalized healthcare. This acquisition demonstrates GE HealthCare’s commitment to its precision health vision and builds additional pipelines of oncology and neurology tracers to help physicians personalize treatment.

Financing Activities

Cash used for financing activities from continuing operations of $785 million and $1,664 million for the nine months ended September 30, 2022, and 2021, respectively, included $703 million and $1,633 million, respectively, of transfers to parent.

Free cash flow*

Free cash flow* was $841 million for the nine months ended September 30, 2022, and $2,275 million for the nine months ended September 30, 2021. Free cash flow* decreased $1,434 million primarily due to an increase in receivables excluding the impact of factoring programs, a decrease in Net income from continuing operations, an increase in inventory mainly due to inventory build to meet demand in the fourth quarter and into 2023, higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the TCJA beginning in 2022, and an increase in contract and other deferred costs.

Capital Expenditures

Cash used for capital expenditures was $233 million and $175 million for the nine months ended September 30, 2022, and nine months ended September 30, 2021, respectively. Capital expenditures were primarily for manufacturing capacity expansion, equipment and tooling for new and existing products, purchased software, and internal-use software development.

The following table summarizes our cash flows for the years ended December 31, 2021, 2020, and 2019:

	Years ended December 31
($ in millions)	2021	2020	2019
Cash generated from operating activities from continuing operations	$1,607	$2,618	$1,838
Cash (used for) investing activities from continuing operations	(1,761)	(323)	(313)
Cash (used for) financing activities from continuing operations	(263)	(2,166)	(1,435)
Net cash flows from (used for) discontinued operations	—	—	—
Free cash flow*	2,827	2,463	1,900

Operating Activities

Cash generated from operating activities from continuing operations was $1,607 million, $2,618 million, and $1,838 million in 2021, 2020, and 2019, respectively.

Cash generated from operating activities in 2021 included Net income from continuing operations of $2,275 million, non-cash charges for depreciation and amortization of $625 million, and $1,293 million outflow from changes in assets and liabilities, primarily driven by a $1,453 million impact from the discontinuation of factoring programs in 2021, and an increase in inventory due to supply chain constraints, partially offset by an increase in accounts payable and a decrease in current receivables excluding the effect of discontinuation of factoring programs.

Cash generated from operating activities in 2020 included Net income from continuing operations of $2,058 million, non-cash charges for depreciation and amortization of $630 million, and $70 million outflow from changes

*	Non-GAAP financial measure.

in assets and liabilities, primarily driven by higher cash taxes paid, an increase in receivables excluding the impact of factoring programs, and $88 million impact from the discontinuation of factoring programs in 2020, partially offset by an increase in contract liabilities from higher progress collections due to COVID-19 orders.

Cash generated from operating activities in 2019 included Net income from continuing operations of $1,681 million, non-cash charges for depreciation and amortization of $659 million, and $502 million outflow from changes in assets and liabilities, primarily due to the impact of factoring programs, and higher inventory balances. Cash flows from operating activities from continuing operations included $77 million of non-repeat cash outflows related to activities pertaining to the planned IPO of GE’s Healthcare business.

Investing Activities

Cash used for investing activities from continuing operations was $1,761 million, $323 million, and $313 million in 2021, 2020, and 2019, respectively.

Cash used for investing activities in 2021 included net cash payments of $1,481 million for purchase of businesses, and additions to PP&E and internal-use software of $248 million related primarily to new product launches and manufacturing capacity expansion, partially offset by dispositions of PP&E of $15 million. The cash invested in purchase of businesses pertained to the following acquisitions:

•

On December 21, 2021, we acquired BK Medical, a leader in advanced surgical visualization. The acquisition of BK Medical supports our Ultrasound segment’s expansion from diagnostics into surgical and therapeutic interventions. BK Medical is a highly complementary addition to Ultrasound’s business operations representing another example in delivering precision health; and

•

On May 5, 2021, we acquired Zionexa, a leading innovator of in vivo oncology and neurology biomarkers that help enable more personalized healthcare. This acquisition demonstrates GE HealthCare’s commitment to its precision health vision and builds additional pipelines of oncology and neurology tracers to help physicians personalize treatment.

Cash used for investing activities in 2020 included additions to PP&E and internal-use software of $259 million related primarily to new product launches, manufacturing capacity expansion to fulfill COVID-19 driven demand, and net cash payments of $78 million for purchase of businesses. The cash invested in purchase of businesses primarily pertained to the following acquisition:

•

On December 30, 2020, we announced the acquisition of Prismatic Sensors AB, a Swedish start-up specializing in photon counting detectors, signifying the company’s continued investment in photon counting CT technology. This technology has the potential to significantly increase clinical performance for oncology, cardiology, neurology, and many other clinical CT applications.

Cash used for investing activities in 2019 included additions to PP&E and internal-use software of $331 million related primarily to new product launches and manufacturing capacity expansion in Imaging and Ultrasound segments.

Financing Activities

Cash used for financing activities from continuing operations was $263 million, $2,166 million, and $1,435 million in 2021, 2020, and 2019, respectively. Cash used for financing activities included $238 million, $2,098 million, and $1,334 million of transfers to parent in 2021, 2020, and 2019, respectively.

Free cash flow*

Free cash flow* was $2,827 million in 2021, $2,463 million in 2020, and $1,900 million in 2019. Free cash flow* increased $364 million in 2021 from 2020 primarily due to an increase in accounts payable, a decrease in

*	Non-GAAP financial measure.

receivables excluding the impact of factoring programs, an increase in Net income from continuing operations, partially offset by an increase in inventory due to supply chain constraints and decrease in contract liabilities. Free cash flow* increased $563 million in 2020 from 2019 primarily due to an increase in Net income from continuing operations, an increase in contract liabilities, an improvement in inventory balances, and $77 million of non-repeat cash outflows in 2019 related to activities of the planned IPO of GE’s Healthcare business.

Discontinued Operations

Cash used for operating activities from discontinued operations was $931 million in 2020. Cash generated from operating activities from discontinued operations was $151 million in 2019. Cash generated from investing activities from discontinued operations was $20,309 million in 2020. Cash used for investing activities from discontinued operations was $12 million in 2019. Cash used for financing activities from discontinued operations was $19,378 million and $139 million in 2020 and 2019, respectively. These cash flows resulted from the operations and sale of our BioPharma business.

Capital Expenditures

Cash used for capital expenditures was $248 million, $259 million, and $331 million for the years ended December 31, 2021, 2020, and 2019, respectively. Capital expenditures were primarily for manufacturing capacity expansion, equipment and tooling for new and existing products, purchased software, and internal-use software development.

Material Cash Requirements

In the normal course of business, we enter into contracts and commitments that oblige us to make payments in the future. Information regarding our obligations under lease, debt, and purchase arrangements are provided in Note 7, “Leases,” Note 9, “Borrowings,” and Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies,” respectively, to the audited combined financial statements and Note 8, “Borrowings” and Note 13, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies”, respectively to the unaudited condensed combined financial statements contained elsewhere in this Information Statement. Additionally, we have material cash requirements related to our pension obligations as described in Note 10, “Postretirement Benefit Plans,” to the audited combined financial statements and Note 9, “Postretirement Benefit Plans,” to the unaudited condensed combined financial statements.

Debt

We have historically relied, via GE, on the debt capital markets to fund a significant portion of our operations. We plan to continue to rely on capital markets, and we expect to have access to credit facilities to fund operations. The cost and availability of debt financing will be influenced by our future credit ratings and market conditions.

As part of our capital structure, we expect to have debt. The servicing of this debt will be supported, in part, by cash flows from our existing operations.

We will incur indebtedness in an aggregate principal amount of $10.25 billion, consisting of $2.0 billion of Term Loan Facility, which will be drawn prior to or concurrently with the Spin-Off, and $8.25 billion of senior notes issued on November 22, 2022 (see further details in the following paragraph). We issued $4.0 billion of such indebtedness directly to GE, as partial consideration for certain assets that will be contributed to us in connection with the Spin-Off, and GE exchanged such indebtedness for an equivalent principal amount of GE’s indebtedness. In addition, we have made a cash distribution of $4.2 billion from the balance of debt issuance proceeds to GE on November 22, 2022. We expect to make one or more additional cash distributions to GE prior to or concurrently with the Spin-Off and, after giving effect to such distributions, to begin operations as an independent company with approximately $1.8 billion of Cash, cash equivalents, and restricted cash as set forth under “Capitalization.” We expect that GE will use the proceeds of such indebtedness to pay off GE obligations. GE HealthCare’s capital structure remains under review and will be finalized prior to the Spin-Off. We also entered into a 5-Year Revolving Credit Facility of $2.5 billion and a 364-Day Revolving Credit Facility of $1.0 billion (see further details in the following paragraph), however, the facilities are not expected to be utilized at the completion of the Spin-Off.

We believe that our financing arrangements, future cash from operations, and access to capital markets will provide adequate resources to fund our future cash flow needs. On November 4, 2022, GE HealthCare entered, with the respective syndicates of lenders and issuers named therein and Citibank, N.A., as administrative agent, into: (i) a five-year senior unsecured revolving credit facility (the “5-Year Revolving Credit Facility”) in an aggregate committed amount of $2.5 billion; (ii) a 364-day senior unsecured revolving facility (the “364-Day Revolving Credit Facility” and, together with the 5-Year Revolving Credit Facility, the “Revolving Credit Facilities”) in an aggregate committed amount of $1.0 billion; and (iii) a three-year senior unsecured term loan credit facility (the “Term Loan Facility” and, together with the Revolving Credit Facilities, the “Credit Facilities”), in an aggregate principal amount of $2.0 billion, all in connection with the Spin-Off. The Credit Facilities include various customary covenants that limit, among other things, the incurrence of liens and the entry into certain fundamental change transactions by GE HealthCare.

On November 22, 2022, the Company issued $8.25 billion of unsecured senior notes consisting of the following: $1.0 billion of 5.550% senior notes due 2024, $1.5 billion of 5.600% senior notes due 2025, $1.75 billion of 5.650% senior notes due 2027, $1.25 billion of 5.857% senior notes due 2030, $1.75 billion of 5.905% senior notes due 2032 and $1.0 billion of 6.377% senior notes due 2052 (collectively, the “Notes”). In addition, the Company entered into certain Euro to U.S. Dollar cross currency interest rate swap arrangements with a notional amount of $2.0 billion and maturities ranging from 2024 to 2025.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting standards, see Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements and Note 1, “Basis of Presentation” to the unaudited condensed combined financial statements appearing elsewhere in this Information Statement.

Critical Accounting Estimates

Our financial results are affected by the selection and application of accounting policies and methods. We have adopted accounting policies to prepare our combined financial statements in conformity with U.S. GAAP.

To prepare our combined financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, including our contingent liabilities, as of the date of our financial statements and the reported amounts of our revenues and expenses during the reporting periods. Our actual results may differ from these estimates. We consider estimates to be critical (i) if we are required to make assumptions about material matters that are uncertain at the time of estimation or (ii) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas considered to be critical and require management’s judgment: Revenue Recognition, Business Combination Related Measurements, Pensions, and Income Taxes.

See Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements and Note 7, “Acquisitions, Goodwill, and Other Intangible Assets” to the unaudited condensed combined financial statements included elsewhere in this Information Statement for further information on our significant accounting policies.

Revenue Recognition

Our revenues are recorded based on the consideration specified in customer contracts net of any sales incentives, discounts, returns, chargebacks, group purchasing organization fees, rebates, or credits, which are accounted for as estimated variable consideration. Our estimates for these deductions are based upon historical experience and consider current and forecasted market trends. We record the estimated amounts as a reduction to revenue when we recognize the related product or service sale.

Chargebacks are a form of variable consideration that occur when a contracted customer purchases through an intermediary wholesaler. The contracted customer generally purchases product from the wholesaler at its contracted price plus a mark-up. The wholesaler, in turn, charges us back for the difference between the price initially paid by the wholesaler and the contract price paid to the wholesaler by the contracted customer. A provision for chargebacks is recorded at the time we recognize revenue from the sale to the wholesaler and requires certain estimates such as the wholesaler chargeback rates, the expected sell-through levels by our wholesale customers to contracted customers, as well as estimated wholesaler inventory levels.

The amounts of variable consideration included in the net transaction price for revenue recognition is limited to the amount that is estimated to be probable of occurrence to avoid a material revenue reversal in a future period. See Note 3, “Revenue Recognition” to the audited combined financial statements included elsewhere in this Information Statement for further information on revenue recognition.

Business Combination Related Measurements

Our financial statements include the operations of an acquired business starting from the completion of the combination. The assets acquired and liabilities assumed, including any contingent consideration we may be liable to pay in the future, are recorded on the date of the business combination at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill. Our business combinations typically result in the recognition of goodwill, developed technology, and other intangible assets, which affect the amount of future period amortization expense. The fair values of acquired intangible assets and liabilities are determined using information available at the business combination date based on estimates and assumptions that are deemed reasonable. Significant assumptions vary by the class of asset or liability and the valuation technique used and can include the discount rates, timing, and probability of achieving regulatory and commercialization milestones and certain assumptions that form the basis of the forecasted results of the acquired business including revenue, earnings before interest, taxes, depreciation and amortization, growth rates, royalty rates, and technology obsolescence rates. These assumptions are forward looking and could be affected by future economic and market conditions. We engage third-party valuation specialists who review our critical assumptions and prepare the calculations of the fair value of acquired intangible assets in connection with significant business combinations.

In-process research and development (“IPR&D”) acquired as part of a business combination is initially capitalized at fair value when acquired and considered an indefinite-lived intangible asset and is subject to an annual impairment test. Determining whether an impairment loss occurred for indefinite-lived intangible assets involves calculating the fair value of the indefinite-lived intangible assets and comparing the fair value to the carrying value. If the fair value is less than the carrying value, the difference is recorded as an impairment loss. When the IPR&D project is complete, the asset is considered a finite-lived intangible asset and would be subject to a final impairment test at that date. Thereafter, the IPR&D asset is amortized over its estimated useful life and would be subject to impairment assessments in the same manner as all amortizing intangible assets.

See Note 8, “Acquisitions, Goodwill, and Other Intangible Assets” to the audited combined financial statements included elsewhere in this Information Statement for further information on our business combinations.

Pensions

We engage third-party actuaries to assist in the determination of pension obligations and related plan costs. We develop significant long-term assumptions including discount rates and the expected rate of return on assets in connection with our pension accounting. We recognize differences between the expected long-term return on plan assets, the actual return, and net actuarial gains and losses for the pension plan liabilities annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement within the combined statements of comprehensive income.

To determine the expected long-term rate of return on pension plan assets, we consider current and target asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans’ assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields, and spreads, using both internal and external sources. We also consider expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and target allocations.

See Note 10, “Postretirement Benefit Plans” to the audited combined financial statements included elsewhere in this Information Statement for further information on our postretirement benefit plans.

Income Taxes

GE HealthCare is included in the combined U.S. federal, state, and foreign income tax returns of GE, where eligible. However, we have adopted the separate return approach for purposes of our combined financial statements. The income tax provisions and related deferred tax assets and liabilities reflected in our combined financial statements have been estimated as if we were a separate taxpayer.

Our annual tax expense is based on our income, statutory tax rates, and tax incentives available to us in the various jurisdictions in which we operate. Changes in existing tax laws or rates could significantly impact the estimate of our tax liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates; we use our historical experience as well as our short- and long-range business forecasts to provide insight.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities based on the technical merits of the position. Our policy is to adjust these reserves when facts and circumstances change, such as the settlement or effective settlement of positions with the relevant taxing authorities. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

See Note 11, “Income Taxes” to the audited combined financial statements included elsewhere in this Information Statement for further information on income taxes.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates, which may impact future income, cash flows, and fair value of our business. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objective described above, and we do not use derivatives for trading or speculative purpose.

Foreign Exchange Risk

As a result of our global operations, we generate and incur a significant portion of our revenues and expenses in currencies other than the U.S. Dollar. Such principal currencies include the Euro, the Chinese Yuan, the Japanese Yen, the Norwegian Krone, and the British Pound Sterling, among others. The results of operating entities reported in currencies other than the U.S. Dollar are translated to the U.S. Dollar at the applicable exchange rate for inclusion in our audited combined and condensed combined financial statements.

We use a number of techniques to manage the effects of currency exchange, including hedging of significant currency exposures. We use cash flow hedging primarily to reduce or eliminate the effects of foreign exchange rate changes on purchase and sale contracts and economic hedges (which are not designated as hedges from an accounting standpoint) when we have exposures to currency exchange risk for which we are unable to meet the requirements for hedge accounting. In economic hedges, the hedging derivative impact is fully recognized in earnings in current periods. In cash flow hedges, the effective portion of the hedging derivative is offset in separate components of equity and ineffectiveness is recognized in earnings. As a result of the above mitigating activities, we have been able to significantly reduce financial impact volatility from currency fluctuations.

The foreign currency effect arising from operating activities outside of the U.S., including the remeasurement of derivatives, can result in significant transactional foreign currency fluctuations at points in time, but generally will be offset as the underlying hedged item is recognized in earnings. The global nature of our customer base and manufacturing footprint allows for the natural offset of certain income and costs denominated in foreign currencies. The effects of foreign currency fluctuations, excluding the earnings impact of the underlying hedged items, had an immaterial impact on Net income in 2021.

See Note 13, “Derivatives and Hedging” to the audited combined financial statements and Note 12, “Derivatives and Hedging” to the unaudited condensed combined financial statements for further information about our risk exposures, our use of derivatives, and the effects of this activity on our combined financial statements.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. The level of our interest rate risk is dependent on our debt exposure and is sensitive to changes in the general level of interest rates. Historical fluctuations in interest rates have not been significant for us; however, this may vary in the future as our capital structure changes.

Commodity Risk

We rely upon supplies of certain raw materials including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that availability and pricing will continue to fluctuate in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business, our customers, and patients that may rely on our products.

Similarly, commodities and energy prices are subject to significant volatility. If the cost of certain commodities or energy, shipping, or transportation increases and we are unable to pass along these costs to our customers, our profit margins would be adversely affected. Furthermore, increasing our prices to our customers could result in long-term sales declines or loss of market share if our customers find alternative suppliers, which could have a material adverse effect on our results of operations.

Disruptions in deliveries, capacity constraints, production disruptions up- or down-stream, price increases, or decreased availability of raw materials or commodities, including as a result of war, natural disasters, climate change related physical and transitional risks, actual or threatened public health emergencies, or other business continuity events, adversely affect our operations and, depending on the length and severity of the disruption, can limit our ability to meet our commitments to customers or significantly impact our operating profit or cash flows.

MANAGEMENT

The following table presents the names, ages (as of the date of this Information Statement), and positions of our executive officers and directors following the Spin-Off.

Name	Age	Position
Peter J. Arduini	58	President, Chief Executive Officer, and Director
Helmut Zodl	50	Chief Financial Officer
Frank R. Jimenez	57	General Counsel and Corporate Secretary
Betty D. Larson	46	Chief People Officer
Jan Makela	54	CEO, Imaging
Kevin M. O’Neill	54	CEO, Pharmaceutical Diagnostics
Roland Rott	51	CEO, Ultrasound
Thomas J. Westrick	54	CEO, Patient Care Solutions
H. Lawrence Culp, Jr.	59	Chairman
Rodney F. Hochman	67	Director
Lloyd W. Howell, Jr.	56	Director
Catherine Lesjak	63	Director
Anne T. Madden	58	Director
Tomislav Mihaljevic	58	Director
Risa Lavizzo-Mourey	68	Director
William J. Stromberg	62	Director
Phoebe L. Yang	53	Director

Executive Officers

The following are brief biographies describing the backgrounds of our executive officers following the Spin-Off.

Peter J. Arduini. Mr. Arduini has been the President and Chief Executive Officer of GE’s healthcare business since January 2022 and will be appointed as our President and Chief Executive Officer in connection with the Spin-Off. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences from 2012 to 2021. During his tenure as CEO, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline. Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE’s Healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services and U.S. sales. Mr. Arduini serves on several boards including Bristol-Myers Squibb Company (NYSE: BMY), where he serves on the compensation and management development committee and the science and technology committee, Advanced Medical Technology Association, and the National Italian American Foundation. He also serves on the Board of Trustees of Susquehanna University. Mr. Arduini has a bachelor’s degree in marketing from Susquehanna University and a master’s degree in management from Northwestern University’s Kellogg School of Management.

Helmut Zodl. Mr. Zodl has served as the Chief Financial Officer of GE’s healthcare business since February 2021 and will be appointed as our Chief Financial Officer in connection with the Spin-Off. From October 2019 to January 2021, Mr. Zodl served as Group CFO at Midea, a global technology company specializing in air treatment, consumer appliances, and industrial automation. Prior to that, he was Senior Vice President Finance of Advance Auto Parts since 2017. Mr. Zodl held a variety of senior finance and operational leadership roles in technology companies Lenovo (acquired IBM’s Personal Computer business in 2005) and IBM for more than 17 years combined. He started his professional career with auditors PricewaterhouseCoopers. He is an independent board member and chairman of the audit committee of KUKA AG (Börse Frankfurt: KUKA), one of the world’s leading suppliers of robotics and intelligent automation solutions. Mr. Zodl has a degree in economics and information technology from the Technical University of Vienna.

Frank R. Jimenez. Mr. Jimenez has been the General Counsel of GE’s healthcare business since February 2022 and will be appointed as our General Counsel and Corporate Secretary in connection with the Spin-Off. Previously, Mr. Jimenez served as General Counsel of Raytheon Company (and, following Raytheon’s merger with United Technologies Corporation, of Raytheon Technologies Corporation) from January 2015 to December 2021. In prior corporate positions, Mr. Jimenez served as General Counsel of Bunge Limited, ITT Corporation, and ITT spin-off Xylem Inc. In prior public service positions, Mr. Jimenez served as General Counsel of the Navy, Deputy General Counsel of the U.S. Department of Defense, Principal Deputy General Counsel of the Navy, Chief of Staff at the U.S. Department of Housing and Urban Development, and Deputy Chief of Staff and Acting General Counsel for former Florida Governor Jeb Bush. He was previously a litigation partner at Squire Patton Boggs (f/k/a Steel Hector & Davis). Mr. Jimenez serves on the boards of Huntington Ingalls Industries (NYSE: HII), where he serves on the compensation committee and the governance and policy committee, Equal Justice Works and the Yale Law School Fund, and the advisory boards of the Columbia University Mailman School of Public Health, the Yale Law School Center for the Study of Corporate Law, the University of Miami Herbert Business School, and the National Security Institute of the Antonin Scalia Law School at George Mason University. He has a bachelor’s degree from the University of Miami, a J.D. from Yale Law School, an M.B.A from the University of Pennsylvania’s Wharton School, and a master’s degree from the U.S. Naval War College.

Betty D. Larson. Ms. Larson has served as the Chief People Officer of GE’s healthcare business since February 2022 and will be appointed as our Chief People Officer in connection with the Spin-Off. Previously, she was EVP & Chief Human Resources Officer at Becton, Dickinson and Company (“BD”) responsible for HR, Communications and Social Investing since June 2018. Prior to that role, Ms. Larson served since September 2014 as Chief Human Resources Officer for C.R. Bard, Inc., a leading medical technology company in the fields of vascular, urology and surgical specialty products, which was acquired by BD in 2017. She started her career at Baxter International, where she held a variety of leadership roles during her 16-year tenure. Ms. Larson currently serves on the board of directors for Baxter Credit Union. She previously served on the board of directors of the Overlook Hospital Foundation, Summit Speech School, and the United Way of Lake County. Ms. Larson has a bachelor’s degree in psychology and a master’s degree in human resources from the University of Illinois, and an M.B.A. from Northwestern University.

Jan Makela. Mr. Makela has served as Chief Executive Officer, Imaging of GE’s healthcare business since 2020 and will be appointed as our Chief Executive Officer, Imaging in connection with the Spin-Off. Mr. Makela previously served as President and CEO, Global Services of GE’s healthcare business from December 2017 to early 2020, where he oversaw the global development and execution of the service solutions and operations of GE’s healthcare business. From 2010 to 2013, he served as Chief Operations Officer for the European region. From 2013 to 2017, Mr. Makela worked in the Life Sciences division of GE’s healthcare business as the General Manager of its BioProcess business, and from 2013 to 2015 as General Manager of Core Imaging business, now called PDx. Mr. Makela joined GE Capital in 2000 and moved to GE’s healthcare business in 2007 to lead the Diagnostic Imaging Services division across Northern Europe. Mr. Makela began his career in engineering and production management with M&M/Mars Inc., followed by leadership roles at A.T. Kearney management consultants before joining GE. He has a bachelor’s degree in engineering and a master’s degree in manufacturing engineering, both from the University of Cambridge.

Kevin M. O’Neill. Mr. O’Neill has served as Chief Executive Officer, Pharmaceutical Diagnostics of GE’s healthcare business since 2017 and will be appointed as our Chief Executive Officer, Pharmaceutical Diagnostics in connection with the Spin-Off. Mr. O’Neill has also served as President and CEO, GE Ireland and U.K. since 2018. Prior to that, he was the Chief Financial Officer of the Life Sciences division of GE’s healthcare business since August 2013. Mr. O’Neill has over 20 years of experience with GE, beginning in the Energy services business in the U.K. and U.S. This was followed by a series of CFO roles in GE’s healthcare business, including in the Life Sciences, Supply Chain, Western Europe and the PDx business. Prior to joining GE, Mr. O’Neill was Financial Controller for Eurostar, the European high-speed train operator. He has an M.B.A from City University, London and is a Fellow of the Chartered Institute of Management Accountants.

Roland Rott. Mr. Rott has served as Chief Executive Officer, Ultrasound of GE’s healthcare business since 2021 and will be appointed as our Chief Executive Officer, Ultrasound in connection with the Spin-Off. Mr. Rott joined GE’s healthcare business in 2011 and has held several leadership roles including the global Women´s Health Ultrasound and Ultrasound IT segments as well as Maternal Infant Care. Before joining GE, Mr. Rott was Managing Director, EMEA & APAC and Executive Board Member of the then Euronext listed ERP Software group Exact Holding, Netherlands. In his early career he had an entrepreneurial start, founding and successfully exiting two software companies in Austria. Mr. Rott holds a HTL-engineering degree and diploma in Information Technology & Organization from the Higher Federal Technical Institute Leonding, Austria, which he passed with distinction. He also completed several senior executive programs in strategy, innovation and artificial intelligence at London Business School, Stanford University, and UC Berkeley.

Thomas J. Westrick. Mr. Westrick has served as Chief Executive Officer, Patient Care Solutions of GE’s healthcare business since 2020 and will be appointed as our Chief Executive Officer, Patient Care Solutions in connection with the Spin-Off. Previously he led the Global Quality, Medical, Regulatory Affairs and Global Research organization for GE’s healthcare business from January 2016 to September 2020. Mr. Westrick joined GE’s healthcare business in 2003 as Global Controller and Chief Accounting Officer. He was also named Chief Risk Officer in 2010 and was responsible for leading a comprehensive enterprise risk management program. Prior to joining GE’s healthcare business, Mr. Westrick spent 13 years in public accounting with Arthur Andersen LLP and Deloitte & Touche LLP in the audit and consulting practice serving a variety of complex global companies. He currently serves on the Dean’s Advisory Board for the Wisconsin School of Business. Mr. Westrick has a bachelor’s degree in accounting, risk management, and insurance from the University of Wisconsin-Madison.

Board of Directors

Prior to completion of the Spin-Off, we intend to appoint the following director nominees to our Board.

Peter J. Arduini. Mr. Arduini’s biographical information is set forth above. As our Chief Executive Officer and with many years of experience leading organizations that provide healthcare products and services, Mr. Arduini has extensive knowledge of the industry and is uniquely qualified to understand the opportunities and challenges facing our business.

H. Lawrence Culp, Jr. Mr. Culp will be appointed as our Chairman in connection with the Spin-Off. Mr. Culp has served as the Chairman and Chief Executive Officer of GE since October 2018, leading GE’s transformation to become a more focused, simpler and stronger high-tech industrial company. He has also served as Chief Executive Officer of GE Aerospace since June 2022. Prior to joining GE, Mr. Culp served as the President and CEO of Danaher Corporation (NYSE: DHR) from 2000 to 2014. During his tenure, Danaher increased both its revenues and its market capitalization five-fold. Mr. Culp is a member and the immediate past chair of the Board of Visitors and Governors of his alma mater, Washington College, and also serves on the Wake Forest University Board of Trustees. Previously he was also a Senior Lecturer at Harvard Business School. Mr. Culp has an undergraduate degree in economics from Washington College and an M.B.A. from Harvard Business School. We believe that Mr. Culp’s significant leadership and executive management experience within GE make him well-qualified to serve as our Chairman.

Rodney F. Hochman. Dr. Hochman will be appointed to our Board in connection with the Spin-Off. Since 2016, Dr. Hochman has served as the President and CEO of Providence, a Catholic not-for-profit health system. From 2013 to 2016, he served as the President and CEO of Providence Health & Services, Inc., which merged with St. Joseph Health to form Providence St. Joseph Health (now Providence) in 2016. Before that, he served as the President and CEO of Swedish Medical Center from 2007 to 2012. From 1998 to 2007, Dr. Hochman held various leadership roles within the Sentara Health System. Dr. Hochman has served as a non-executive director of Diversey Holdings, Ltd. (Nasdaq: DSEY) since 2021. He served as a clinical fellow in internal medicine at Harvard Medical School and Dartmouth Medical School. In addition, Dr. Hochman is a Fellow of the American College of Physicians and a Fellow of the American College of Rheumatology. He is a past chair of both the American Hospital Association and Catholic Health Association boards of trustees. Dr. Hochman has a bachelor’s degree and an M.D. degree from Boston University. We believe Dr. Hochman is well-qualified to serve on our Board because of his extensive leadership experience and healthcare knowledge.

Lloyd W. Howell, Jr. Mr. Howell will be appointed to our Board in connection with the Spin-Off. Since 2016, Mr. Howell has served as the Chief Financial Officer and Treasurer of Booz Allen Hamilton Holding Company (“Booz Allen”). During his more than 34 years at Booz Allen, Mr. Howell has held a variety of leadership roles. From 2013 to 2016, he led Booz Allen’s Civil Commercial Group. Prior to that, he held the position of EVP, Client Services Office from 2009 to 2013. Before Booz Allen became a public company, he served for two years on Booz Allen’s board. Mr. Howell has served on the board of directors of Moody’s Corporation (NYSE: MCO) since 2021, where he serves on the audit, governance and nominating committee, and human resources committee. Previously he served on the board of directors of Integra LifeSciences Corporation (Nasdaq: IART) from 2013 until 2021, where he served on the audit and finance committees. Mr. Howell has a B.S. degree in Electrical Engineering from the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Howell is well-qualified to serve on our Board because of his significant leadership and business experience.

Catherine Lesjak. Ms. Lesjak will be appointed to our Board in connection with the Spin-Off. Ms. Lesjak held a broad range of financial leadership roles over a 32-year career at HP Inc. (formerly Hewlett-Packard Company) (“HP”), from where she retired in 2019. Most recently, from July 2018 until March 2019, she was the interim chief operating officer of HP. From January 2007 to November 2015, Ms. Lesjak was executive vice president and chief financial officer of HP and from November 2015 to July 2018 she was chief financial officer. Ms. Lesjak served as interim chief executive officer of HP from August 2010 through November 2010. Before being named as chief financial officer, Ms. Lesjak served as senior vice president and treasurer of HP. Earlier in her career at HP, she managed financial operations for Enterprise Marketing and Solutions and the Software Global Business Unit. Ms. Lesjak serves on the board of directors of General Electric Company (NYSE: GE), where she serves on the audit and governance & public affairs committees, SunPower (Nasdaq: SPWR), where she serves as chair of the audit committee and a member of the compensation committee, and PROS Holdings, Inc. (NYSE: PRO), where she serves as chair of the audit committee and as a member of the nominating and corporate governance committee. She has a bachelor’s degree in biology from Stanford University and an M.B.A. in finance from the University of California, Berkeley. We believe Ms. Lesjak is well-qualified to serve on our Board because of her significant leadership experience and financial expertise.

Anne T. Madden. Ms. Madden will be appointed to our Board in connection with the Spin-Off. Since October 2017, Ms. Madden has served as Senior Vice President and General Counsel at Honeywell International Inc. (“Honeywell”). Prior to that, Ms. Madden was Vice President, Corporate Development and Global Head of M&A at Honeywell for sixteen years. During her tenure, Honeywell made approximately 100 acquisitions, representing approximately $15 billion in revenues and divested approximately 70 businesses, representing close to $9 billion of non-core revenues. Ms. Madden joined AlliedSignal, Honeywell’s predecessor, in 1996 as General Counsel of Flourine Products and, later that year, became Vice President and General Counsel of Specialty Chemicals and then Vice President and Deputy General Counsel of Performance Materials and Technologies. Earlier in her career, Ms. Madden worked at Shearman & Sterling and KPMG. She serves on the board of directors of Quantinuum, a subsidiary of Honeywell. Ms. Madden has an A.B. in English and American Literature from Brown University, an M.S. in Accounting and M.B.A. in Finance from the NYU Stern School of Business, and a J.D. from the Fordham University School of Law. We believe Ms. Madden is well-qualified to serve on our Board because of her significant legal and business experience.

Tomislav Mihaljevic. Dr. Mihaljevic will be appointed to our Board in connection with the Spin-Off. Since January 2018, Dr. Mihaljevic has served as the CEO and President of Cleveland Clinic, a global integrated healthcare system. From 2015 to 2017, Dr. Mihaljevic served as CEO of Cleveland Clinic Abu Dhabi (“CCAD”), the first U.S. multi-specialty hospital to be replicated outside of North America. From 2011 to 2015, he was Chief of Staff and Chairman of the Heart & Vascular Institute at CCAD, leading the recruitment, hiring, and training of the new hospital’s workforce. Dr. Mihaljevic joined Cleveland Clinic in 2004 as a surgeon in the Department of Thoracic and Cardiovascular Surgery. He is the co-chairman of the board of directors of the U.S.-UAE Business Council, a member of the East Coast Executive Summit, a member of the board of trustees of the Musical Arts Association, and a director on the boards of OneTen, the Greater Cleveland Partnership, and the United Way of Greater Cleveland. Dr. Mihaljevic is a member of the board of directors of General Electric Company (NYSE: GE), where he serves on the governance & public affairs committee. Dr. Mihaljevic has a medical degree from the Medical School, University of Zagreb, Croatia. He trained at the University of Zurich, Switzerland, and did residencies in general and cardiovascular surgery at Brigham and Women’s Hospital and Boston Children’s Hospital. We believe Dr. Mihaljevic is well-qualified to serve on our Board because of his significant leadership experience and healthcare knowledge.

Risa Lavizzo-Mourey. Dr. Lavizzo-Mourey will be appointed to our Board in connection with the Spin-Off. Dr. Lavizzo-Mourey was a professor at the University of Pennsylvania from 1986 until 2021, serving as the Robert Wood Johnson Foundation Professor of Health Equity and Health Policy from 2018 to 2021. From 2003 to 2017, Dr. Lavizzo-Mourey was the Chief Executive Officer of the Robert Wood Johnson Foundation, where she spearheaded initiatives to reverse the childhood obesity epidemic, create an affordable and inclusive healthcare system, and address social factors associated with adverse health impacts. She also has extensive government experience in a wide range of roles from 1985 to 1998, including as a Co-Chair of the White House Health Care Reform Task Force and as an Advisory Committee Member on the President’s Advisory Commission on Consumer Protection and Quality in the Health Care Industry. Dr. Lavizzo-Mourey has been on the board of directors of Better Therapeutics, Inc. (Nasdaq: BTTX) since 2021, where she serves on the compensation committee, on the board of directors of Intel (NYSE: INTC) since 2018, where she is chair of the corporate governance and nominating committee and a member of the audit and finance committee and the compensation committee, on the board of directors of Merck (NYSE: MRK) since 2020, where she is a member of the compensation and management development committee and the research committee, and on the board of directors of General Electric (NYSE: GE) since 2017, where she sits on the governance & public affairs committee. Dr. Lavizzo-Mourey has a B.S. from the State University of New York, Stony Brook, an M.D. from Harvard University, and an M.B.A. from the University of Pennsylvania. We believe Dr. Lavizzo-Mourey is well-qualified to serve on our Board because of her extensive leadership experience and healthcare knowledge.

William J. Stromberg. Mr. Stromberg will be appointed to our Board in connection with the Spin-Off. Since 2016, Mr. Stromberg has been a director of the T. Rowe Price Group, Inc. (“Price Group”) and has served as the non-executive chair of the Price Group board since 2021. He served as the chief executive officer of Price Group from 2016 to 2021, and was its president from 2016 to February 2021. Prior to that, Mr. Stromberg was the Price Group’s Head of Equity from 2009 to 2015, and the Head of U.S. Equity from 2006 to 2009. Earlier in his career at Price Group, he served as a Director of Equity Research and as a portfolio manager. Before joining the Price Group in 1987, he was employed by Westinghouse Defense as a systems engineer. Mr. Stromberg is a member of the board of trustees of Johns Hopkins University and the Whiting School of Engineering Advisory Council. He previously served nine years on the Catholic Charities Board of Trustees, with two years as board president. Mr. Stromberg has a B.A. from Johns Hopkins University and an M.B.A. from the Tuck School of Business at Dartmouth. He also has earned the Chartered Financial Analyst designation. We believe Mr. Stromberg is well-qualified to serve on our Board because of his extensive leadership and business experience.

Phoebe L. Yang. Ms. Yang will be appointed to our Board in connection with the Spin-Off. Ms. Yang was the General Manager at Amazon Web Services, Healthcare between 2020 and 2022. Prior to this role, she was at Ascension, where she served as Chief Strategy Officer for Population Health from 2013-2016 and lead Managing Director of Ascension Holdings International from 2016 to 2018. She previously served as a public company executive at The Advisory Board Company, Discovery Inc., and AOL Time Warner and has been Managing Director of Rock Water Ventures, LLC. Ms. Yang has served since August 2022 as an independent director for

Doximity, Inc. (NYSE: DOCS), a leading digital platform for U.S. medical professionals, where she sits on the compensation and nominating and governance committees. Ms. Yang is also a member of the board of directors for CommonSpirit Health, one of the largest U.S. health systems, and previously served on the board of directors of Providence St. Joseph Health. She is a long-time member of the Council on Foreign Relations and has served as an appointee in two U.S. presidential administrations in the U.S. Department of State and the Federal Communications Commission. Ms. Yang has a B.A. from the University of Virginia and a J.D. from Stanford Law School. We believe Ms. Yang is well-qualified to serve on our Board because of her extensive business experience and healthcare knowledge.

Our Board Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will be comprised of ten directors. A majority of our directors will meet the independence requirements set forth in the Exchange rules at the time of the Spin-Off.

Upon completion of the Spin-Off, our Board is expected to consist of such number of directors as shall be determined from time to time solely by resolution of the Board. Each director will be elected annually by the stockholders at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders. We have not yet set the date of the first annual meeting of stockholders to be held following the Spin-Off.

We expect that all directors except Peter J. Arduini and H. Lawrence Culp, Jr. will meet the independence requirements set forth in the listing standards of the Exchange at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be responsible for overseeing reports of our financial results, audit reporting, internal controls, and adherence to our code of conduct in compliance with applicable laws and regulations. Concurrent with that responsibility, as set out more fully in the Audit Committee charter, the Audit Committee will perform other functions, including:

•	selecting the independent registered public accounting firm, approving all related fees and compensation, overseeing the work of the independent accountant, and reviewing its selection with the Board;

•	annually preapproving the proposed services to be provided by the accounting firm during the year;

•	reviewing the procedures of the independent registered public accounting firm for ensuring its independence and other qualifications with respect to the services performed for us;

•	assessing transactions with related persons under our related person transactions policy;

•	reviewing any significant changes in accounting principles or developments in accounting practices and the effects of those changes upon our financial reporting;

•	assessing the effectiveness of our internal audit function, which is overseen by the Audit Committee, and overseeing the adequacy of internal controls and risk management processes;

•	assessing our cybersecurity and enterprise risk management practices at least annually and overseeing associated compliance monitoring; and

•

meeting with management prior to each quarterly earnings release and periodically to discuss the appropriate approach to earnings press releases and the type of financial information and earnings guidance to be provided to analysts and rating agencies.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. Upon completion of the Spin-Off, we expect our Audit Committee will consist of Rodney F. Hochman, Lloyd W. Howell, Jr., Catherine Lesjak, Anne T. Madden, and William J. Stromberg, with Catherine Lesjak serving as chair.

Talent, Culture, and Compensation Committee

The Talent, Culture, and Compensation Committee will have responsibility for defining and articulating our overall executive compensation philosophy and key compensation policies, and administering and approving all elements of compensation for corporate officers. Concurrent with that responsibility, as set out more fully in the Talent, Culture, and Compensation Committee charter, the Talent, Culture, and Compensation Committee will perform other functions, including:

•

reviewing and approving the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating performance in light of those goals and objectives and, together with the other independent directors, determining and approving the Chief Executive Officer’s compensation based on this evaluation;

•

reviewing our management resources programs (including our human capital management and diversity and inclusion practices), succession planning, and recommending qualified candidates for election as officers;

•	approving, by direct action or through delegation, participation in and all awards, grants, and related actions under our various equity plans;

•	reviewing our non-management director compensation practices;

•	reviewing the compensation structure for our officers and providing oversight of management’s decisions regarding performance and compensation of other employees; and

•	monitoring compliance with stock ownership and clawback guidelines.

Upon completion of the Spin-Off, we expect our Talent, Culture, and Compensation Committee will consist of Lloyd W. Howell, Tomislav Mihaljevic, William J. Stromberg, and Phoebe L. Yang, with William J. Stromberg serving as chair.

Nominating and Governance Committee

The Nominating and Governance Committee will be devoted primarily to the continuing review, definition, and articulation of our governance structure and practices. Concurrent with that responsibility, as set out more fully in the Nominating and Governance Committee charter, the Nominating and Governance Committee will perform other functions, including:

•

leading the search for qualified individuals for election as our directors, including for inclusion in the slate of directors that the Board proposes for election by stockholders at the annual meeting; recommending qualified candidates to the Board for election as directors based on each such candidate’s business or professional experience, the diversity of their background (including gender and ethnic diversity), their talents and perspectives, and the needs of the Board for certain areas of expertise at any given time; reviewing and assessing the independence of each director nominee; and planning for future Board and committee refreshment actions;

•	advising and making recommendations to the Board on all matters concerning directorship practices, and on the function, composition, and duties of the committees of the Board;

•	developing and making recommendations to the Board regarding a set of governance principles;

•	reviewing and considering our position and practices on significant issues of corporate social responsibility; and

•	reviewing and considering stockholder proposals and director nominees.

Upon completion of the Spin-Off, we expect our Nominating and Governance Committee will consist of Rodney F. Hochman, Risa Lavizzo-Mourey, Anne T. Madden, Tomislav Mihaljevic, and Phoebe L. Yang, with Risa Lavizzo-Mourey serving as chair.

Code of Conduct

Prior to the completion of the Spin-Off, we will adopt a written code of conduct for directors, executive officers, employees, and subsidiaries or controlled affiliates where we own more than 50% of voting rights in similar form and substance to that which GE has in place, which will continue to be named The Spirit & The Letter. The code of conduct will be designed to deter wrongdoing and to promote, among other things:

•	protection of the health and safety of our workforce;

•

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and working with suppliers based on lawful and fair practices;

•	protection of client and third-party information in compliance with applicable privacy and data security requirements;

•	compliance with applicable laws, rules, regulations, and recordkeeping requirements;

•	full, fair, accurate, timely, and understandable disclosure in reports filed with regulators and in other public communications; and

•	accountability for adherence to the code of conduct and prompt internal reporting of any possible violation of the code of conduct.

Director Nomination Process

Our initial Board is being selected through a process involving both GE and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Spin-Off, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee, Talent, Culture, and Compensation Committee, and Nominating and Governance Committee.

Governance Principles

The Board will adopt a set of governance principles in connection with the Spin-Off to assist it in guiding our governance practices, which will be regularly reviewed by the Nominating and Governance Committee. These guidelines will cover a number of areas, including Board independence, leadership, composition (including director qualifications and diversity), responsibilities, and operations; director compensation; Chief Executive Officer evaluation and succession planning; Board committees; director orientation and continuing education; director access to management and independent advisers; annual Board and committee evaluations; the Board’s communication policy; and other matters. A copy of our governance principles will be posted on our website.

Communications with Non-Management Members of the Board

After the Spin-Off, stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chairman, by sending an email to directors@gehealthcare.com.

Talent, Culture, and Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, a board) of any other entity that has an executive officer serving as a member of our Board.

DIRECTOR COMPENSATION

We expect that our Board will approve an initial director compensation program, pursuant to which each of our non-employee directors will receive an annual director fee and an annual equity award in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. Treatment of outstanding GE equity-based compensation awards held by GE HealthCare non-employee directors in connection with the Spin-Off is described under “The Spin-Off—Treatment of Equity Awards.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

GE HealthCare is currently a subsidiary of GE and not an independent public company. Decisions regarding the past compensation of our current Chief Executive Officer, Peter J. Arduini, and our former Chief Executive Officer during all of 2021, Kieran P. Murphy, were made by the Management Development & Compensation Committee of the GE Board of Directors (referred to in this section as the “GE Compensation Committee”) because each served as an executive officer of GE. For our other named executive officers, decisions regarding past compensation were made by GE management.

At the time of the distribution, GE HealthCare will have executive compensation programs, policies, and practices for its executive officers that are similar to those of GE. After the distribution, the executive compensation programs, policies, and practices for our executive officers will be subject to the review and approval of the Talent, Culture, and Compensation Committee of the GE HealthCare Board (the “GE HealthCare Compensation Committee”), which will be formed in connection with the distribution. We expect the executive compensation programs, policies, and practices for our executive officers will align incentives more closely with GE HealthCare’s performance, strategic initiatives, healthcare industry peers, and the long-term interests of our stockholders, which is expected to help us attract, retain, and motivate highly qualified personnel.

For purposes of this Information Statement, the following individuals are referred to as our “named executive officers” based on their status as individuals who would have been considered executive officers of the GE HealthCare business during 2021:

•	Kieran P. Murphy, Former Chief Executive Officer (in such role through December 31, 2021)

•	Helmut Zodl, Chief Financial Officer

•	Jan Makela, Chief Executive Officer, Imaging

Although GE HealthCare’s current Chief Executive Officer, Peter J. Arduini, is not a named executive officer for 2021 because he was not an executive officer during 2021, his compensation under his offer letter described below was determined by the GE Compensation Committee under the compensation programs, policies, and practices described in this “Compensation Discussion and Analysis.”

Overview of Executive Compensation Program

Compensation Philosophy and Process

The table below describes the key factors the GE Compensation Committee considers when designing pay programs and making compensation decisions. We expect that the GE HealthCare Compensation Committee will consider similar factors.

Objective	How the Compensation Program Supports This Philosophy
Drive Accountability and Performance

•  Our incentive programs are designed to drive accountability for executing our strategy.

•  Annual bonuses are tied to business unit results for business unit executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance.

Objective	How the Compensation Program Supports This Philosophy

•  We set target performance levels that are challenging and aligned with stockholder interests.

•  We set commensurately more challenging goals in association with above-target payout levels.

•  The GE Compensation Committee and the GE Board consider the results of GE’s annual, advisory say-on-pay proposal.

Incentivize Short- and Long-Term Performance

•  Our program provides an appropriate mix of compensation elements.

•  Cash payments reward achievement of short-term goals, while equity awards encourage our executives to deliver sustained strong results over multi-year performance periods.

•  The GE Compensation Committee has increased the portion of our executive compensation delivered in the form of long-term equity incentive compensation, rather than cash, to further align our executives with investors’ interests.

Attract and Retain Top Talent

•  Our program provides competitive compensation programs that attract and retain talented executives with a strong track record of success, assuring a high performing and stable leadership team to lead our businesses.

•  The GE Compensation Committee continues to monitor market trends and align compensation programs with market where relevant.

No Excessive Risk-Taking

•  Equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk taking by keeping long-term compensation aligned with our share price performance even after it is earned.

•  The GE Compensation Committee retains discretion to adjust compensation for quality of performance and adherence to company values, and, in cases of detrimental misconduct, pursuant to GE’s clawback policy.

2021 Compensation Program Components

	Fixed		Performance-Based/At-Risk
	Short-Term Incentive		Long-Term Equity-Based Incentive (generally 3-year vesting)
	Salary	Bonus	PSUs	Options	RSUs
Link to Stockholder Value	Provide base pay level aligned with roles, responsibilities and individual performance to attract and retain top talent	Deliver on annual investor framework Serves as key compensation vehicle for differentiating performance each year

Focus executives on the achievement of specific financial performance goals directly aligned with operating and strategic plans, and with a relative total shareholder return (“TSR”) modifier based on three-year return from stock price appreciation and dividends

PSUs provide a significant stake in long-term financial success that is aligned with stockholder interests and promote employee retention

				Reward stock price performance over time	Provide for long-term employee retention

Overview of 2021 Incentive Compensation Plans

This section provides an overview of GE’s incentive compensation plans for 2021 in which our named executive officers participated. We expect GE HealthCare to provide similar incentive compensation plans, with such changes as determined by the GE HealthCare Compensation Committee to align incentives more closely with our performance, strategic initiatives, healthcare industry peers, and the long-term interests of our stockholders.

Salary

GE sets base salaries for its executive officers and other employees, including the GE HealthCare named executive officers, considering a number of factors, including the scope of responsibilities, the market for talent, leadership skills and values, performance, and length of service.

Annual Bonuses

GE provides annual cash incentive opportunities to its executive officers and other employees, including all of the GE HealthCare named executive officers, under GE’s Annual Executive Incentive Plan (“AEIP”). The targets for awards under the AEIP are designed to drive company and business unit performance, based on financial and operational priorities and, in some cases, individual performance. When determining the annual incentive award payable to Mr. Murphy for 2021, the GE Compensation Committee considered performance achieved relative to pre-established targets to determine the AEIP pool funding and did not apply discretion. Our other named executive officers received bonus payouts for 2021 based on performance goals as described below.

Metrics for the GE Annual Bonus Pool. The GE Compensation Committee sets the performance goals for the corporate and business unit bonus pools for its executive officers, including Mr. Murphy (whose metrics were based upon results of the GE HealthCare business). For 2021, financial metrics for the annual bonus program were Free cash flow*, Organic margin expansion, and Organic revenue growth*. The GE Compensation Committee selected these metrics and weighted them to incentivize strong performance across key drivers of

*	Non-GAAP financial measure.

long-term value creation, and these metrics also reflect how the businesses are managed internally. In addition, to further align the AEIP with GE’s overarching operational priority of safety, the GE Compensation Committee in 2021 applied a performance modifier to increase or decrease awards by up to 10% based on achievement of defined safety metrics. The safety performance modifier was determined based on an assessment for each business of the following safety metrics relative to targets set at the beginning of the performance year: injury and illness rates; serious incidents; fatalities; and overall safety culture and progress since the prior year.

How the Bonus Program Works. GE pays cash bonuses each February or March for the prior performance year and accrues such bonuses during the prior performance year. All employees at the executive-band level and above within GE are eligible to participate in the annual bonus program, and so all of our named executive officers participated in the program.

In February following the performance period, performance is assessed against the financial metrics for the prior year to determine the payout level for each bonus pool. GE’s CEO also leads an assessment of each GE named executive officer’s performance against relevant business and personal priorities and makes recommendations to the GE Compensation Committee related to compensation for each executive. In doing so, he receives input and data from GE’s Chief Human Resources Officer. These assessments inform the GE Compensation Committee’s compensation decisions for GE’s named executive officers (including Mr. Murphy for 2021 compensation decisions) and provide a basis for the GE Compensation Committee to consider whether factors such as the quality of financial or operating results or the impact of extraordinary or usual events should be considered in those compensation decisions. For our other named executive officers, while we were a part of GE, our CEO led similar assessments of individual executives’ performance against strategic and individual priorities and made recommendations to GE’s CEO regarding their compensation.

Mr. Murphy’s Annual Bonus. Mr. Murphy’s bonus was based upon the achievement of the following performance goals for the GE HealthCare business, for which he was the CEO until the end of 2021. Individual performance factors were not considered for his bonus determination. His target bonus was 100% of salary.

AEIP POOL FINANCIAL PERFORMANCE METRICS(1)	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (150% PAYOUT)	WEIGHT	RESULT	SAFETY PERFORMANCE MODIFIER (+/- 10%)	BONUS POOL PAYOUT (AS % OF TARGET)
Free cash flow ($M)	$2,300	$2,650	$2,850	30%	131%
Organic margin expansion (basis points)(2)	(30)	60	130	30%	104%	+5%	100%
Organic revenue growth	(0.2)%	5.1%	8.0%	40%	61%

(1)

These metrics are non-GAAP financial measures. See “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in this Information Statement for further information regarding the determination of our non-GAAP financial measures.

(2)	Organic margin expansion generally means the increase in organic profit over organic revenue as compared to the prior year.

Other NEOs’ Annual Bonuses. Mr. Zodl was eligible to receive a bonus under the AEIP with a target bonus of 100% of salary, based on achievement of the GE HealthCare financial goals shown above for Mr. Murphy, together with an assessment of individual leadership performance. Mr. Makela was eligible to receive a bonus under the AEIP with a target bonus of 100% of salary, based on achievement of a combination of the GE HealthCare financial goals shown above for Mr. Murphy and financial performance and strategic priorities of the Imaging business for which he is the CEO, as well as an assessment of individual leadership performance. Individual performance and total payouts were recommended by the CEO of the GE HealthCare business to GE’s CEO for approval. The AEIP payout for Mr. Zodl was 115% of target and for Mr. Makela was 96.8% of target, in the amounts set forth under “Compensation Tables—Summary Compensation Table” below.

GE Long-Term Incentive Compensation

As part of GE’s annual compensation program, GE uses a mix of long-term incentive compensation awards: Performance Stock Units (“PSUs”), Restricted Stock Units (“RSUs”), and stock options.

How Equity Award Amounts Are Determined. In determining award amounts, factors considered include each executive’s overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive’s overall compensation, the executive’s expected future contribution to the success of the company, and the retentive value of such awards. In 2021, Mr. Murphy’s annual equity incentive awards were weighted approximately 50% as PSUs, 30% as stock options, and 20% as RSUs. In 2021, our other named executive officers received annual equity incentive awards in the form of PSUs and RSUs, weighted approximately 50% as PSUs and 50% as RSUs consistent with their level within the GE organization. In July 2021, Mr. Makela also received a retention award in the form of stock options and additional RSUs in recognition of his critical role in leading the Imaging business, and the importance of retaining his critical talent and experience needed to lead the Imaging business. As part of this retention award, stock options were considered an important element to focus on aligning with the interests of stockholders by tying a significant portion of the retention award directly to an increase in stock price over the term of the option. Mr. Zodl received additional RSUs as part of his new hire package in recognition of the need to provide additional incentives to encourage high-level executives to join us and give up awards from a prior employer, while still emphasizing alignment with our stockholders. The individual grants during 2021 are set forth under “Compensation Tables—Grants of Plan-Based Awards” below.

PSUs Align Pay With Performance. GE sees PSUs as a means to focus recipients on particular goals, including long-term operating goals. Consistent with this philosophy, in recent years GE has expanded the number of senior leaders receiving PSU awards, including the GE HealthCare named executive officers, to drive greater alignment between these executives and stockholders. PSUs have formulaically determined payouts that are earned only if the specified performance goals are achieved. PSUs reward and retain the recipients by offering them the opportunity to receive stock if the performance goals are achieved and if they are still employed by GE on the date the restrictions lapse. All of our named executive officers received PSUs during 2021.

Stock Options and RSUs Align Pay With Stockholder Interests. GE believes that stock options and RSUs effectively focus recipients on delivering long-term value to our stockholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date. RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by GE on the date the restrictions lapse. All of our named executive officers received RSUs (together with PSUs as described above) in 2021. Stock options are not granted by GE to all long-term incentive award recipients, but Mr. Murphy received stock options in his capacity as a GE named executive officer, and Mr. Makela received stock options as part of a retention award in 2021 as described above.

No Unearned Dividend Equivalents. With respect to PSUs and RSUs, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received.

Metrics for 2021 PSUs. The annual PSUs granted in 2021 are eligible to convert into shares of GE stock in early 2024 based on performance under GE’s one-year 2021 Adjusted earnings per share (50% weighting) and Free cash flow* (50% weighting) targets and modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with proportional adjustment for performance between threshold, target, and maximum. Performance below threshold against the one-year Adjusted earnings per share and Free cash flow* results in no PSUs being earned. The PSUs granted to our named executive officers provide that the final amount eligible for vesting may be between 0% and 175% of the target number of PSUs granted, depending on performance against the goals. The GE Compensation Committee chose these operating metrics to incentivize

*	Non-GAAP financial measure.

and focus management on both profitability and cash generation, and these continue to be important financial priorities for GE as it executes on its plan to form three independent companies. The use of a one-year performance period for adjusted earnings per share and Free cash flow* reflects variability in these metrics and the challenges of setting long-term financial targets in the face of difficult macroeconomic conditions, including those precipitated by the global COVID-19 pandemic.

Vesting of 2021 RSUs and Stock Options. The RSUs and stock options granted to the GE HealthCare named executive officers in 2021 generally are eligible to vest in two equal installments on the second and third anniversary of the grant date.

Treatment of NEOs’ Long-Term Incentive Compensation Awards in Connection with the Distribution

Equity awards held by our named executive officers who will continue with GE HealthCare will be treated the same as equity awards held by other employees who will continue with GE HealthCare, as described under “The Spin-Off—Treatment of Equity Awards.”

Subsequent Events

New GE HealthCare CEO’s Compensation

On January 3, 2022, Peter J. Arduini became President and Chief Executive Officer of GE HealthCare, after joining GE as an employee in December 2021. His offer letter provided for a base salary of $1,250,000, an annual target bonus of 125% of base salary, and an annual long-term incentive target of $7,000,000. In 2022 (the timing for his first GE equity grants), his long-term incentive was granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, 30% stock options, and 20% RSUs, each eligible for vesting 50% on each of the second and third anniversary of the grant date. In addition, he received a sign-on equity grant of 51,948 PSUs (at target), which will be eligible for vesting on March 1, 2025 (except for earlier specified termination events), in an amount between 0% and 150% of target, based on the final average achievement of objectives set for each of 2022, 2023 and 2024. Pursuant to his offer letter, Mr. Arduini is eligible for severance at the level of 18 months of salary and, under some circumstances, a pro-rated bonus, in the event of a termination without cause, resignation for good reason (as defined in his offer letter), death or disability, or upon a change in control of GE or the GE HealthCare business as a result of which he does not receive a comparable offer. His offer letter includes covenants not to compete or solicit employees for 12 months following termination of his employment.

On November 16, 2022, Mr. Arduini entered into an amendment to his offer letter, which will be assumed by GE HealthCare and will be effective immediately following the Spin-Off. The amended offer letter provides for a base salary of $1,250,000, an annual target bonus of 150% of base salary, and an annual long-term incentive grant target of $11,875,000 starting in 2023.

Go-Forward GE HealthCare Compensation Arrangements

The GE HealthCare Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. It is anticipated that after the distribution, the GE HealthCare Compensation Committee will establish objectives and principles similar to the objectives and principles that GE maintained for its compensation program in 2021, as described above.

Immediately after the distribution, we expect that the structure of our executive compensation program will be similar to GE’s executive compensation program with such changes as determined by the GE HealthCare Compensation Committee. The components of pay for GE HealthCare’s executives will include a base salary, an annual performance-based cash bonus opportunity, equity-based awards, and participation in other executive compensation and retirement programs.

*	Non-GAAP financial measure.

GE HealthCare generally expects to adopt executive compensation and benefit plans that are similar to those in effect at GE before the distribution. For eligible executives, these will include an annual bonus plan and an executive severance plan, as well as defined contribution and frozen defined benefit retirement plans and supplemental retirement plans. In addition, GE HealthCare expects to adopt the GE HealthCare Long-Term Incentive Plan, as described below. The eligible participants under these compensation and benefits plans will include our named executive officers who will continue with GE HealthCare. We expect the executive compensation programs, policies and practices for our executive officers will align incentives more closely with GE HealthCare’s performance, strategic initiatives, healthcare industry peers, and the long-term interests of our stockholders, which is expected to help us attract, retain, and motivate highly-qualified personnel.

GE HealthCare 2023 Long-Term Incentive Plan

It is anticipated that prior to the distribution, GE HealthCare will adopt the GE HealthCare 2023 Long-Term Incentive Plan (the “GE HealthCare LTIP”), with terms substantially as set forth below. The following discussion is qualified in its entirety by reference to the GE HealthCare LTIP.

Share Reserve. The aggregate number of shares of our common stock issuable under the GE HealthCare LTIP will be equal to (i) 9% of our common stock outstanding as of the Spin-Off plus (ii) any shares of our common stock subject to awards previously granted under each of the GE HealthCare Technologies Inc. Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Technologies Inc. Mirror 2007 Long-Term Incentive Plan and the GE HealthCare Technologies Inc. Mirror 1990 Long-Term Incentive Plan that are canceled, terminated, expire unexercised, forfeited or settled in cash following the effective date of the GE HealthCare LTIP (excluding such shares that have been retained or withheld by GE HealthCare in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such awards). The number of shares described in this paragraph are subject to adjustment in the event of certain capitalization events.

For purposes of determining the aggregate number of shares of our common stock issued under the GE HealthCare LTIP, the following share counting rules will apply:

•	Shares of our common stock issued pursuant to awards will be counted against the limit described above as one share; and

•

Shares subject to awards that have been canceled, terminated, expire unexercised, forfeited or settled in cash will not be counted against the limit described above; however, shares subject to awards that have been retained or withheld by us in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award and shares repurchased on the open market with the proceeds of a stock option exercise will be counted against the limit described above.

In addition, shares subject to awards granted in assumption of, or in substitution or exchange for, awards previously granted by an acquired company (“Substitute Awards”) will not be counted against the limit described above. Shares of our common stock issued under the GE HealthCare LTIP may be authorized and unissued shares or shares that were reacquired by us, including shares purchased in the open market or in private transactions.

Director Compensation Limits. The aggregate dollar value of equity-based and cash compensation granted under the GE HealthCare LTIP or otherwise to any non-employee director will not exceed $750,000 during any calendar year.

Administration. The GE HealthCare Talent, Culture, and Compensation Committee will administer the GE HealthCare LTIP (the “Administrator”). The Administrator may delegate its authority under the GE HealthCare LTIP in accordance with applicable laws. The Administrator will be authorized and empowered under the GE HealthCare LTIP to do all things that it determines to be necessary or appropriate in connection with the administration of the GE HealthCare LTIP. All decisions, determinations and interpretations by the Administrator regarding the GE HealthCare LTIP will be final and binding on all participants and others with rights under the GE HealthCare LTIP or any award thereunder.

Eligibility. Employees, officers, non-employee directors and other service providers of GE HealthCare or any of its affiliates will be eligible to be granted awards under the GE HealthCare LTIP, as determined by the Administrator.

Award Types. The GE HealthCare LTIP will permit the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards and other stock-based awards.

Stock Options. The Administrator may grant options to purchase our common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Code (“ISOs”), options that do not qualify as ISOs or a combination thereof. The terms and conditions of stock option grants, including the quantity, exercise price, vesting periods, exercise periods and other conditions on exercise, will be determined by the Administrator. Subject to limited exceptions for Substitute Awards, the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant, and the exercise period may not exceed 10 years. In the case of ISOs granted to a holder of more than 10% of the total voting power of GE HealthCare on the date of grant, the exercise price may not be less than 110% of the fair market value of a share of our common stock on the date of grant, and the exercise period may not exceed five years. The exercise period of a stock option (other than an ISO) will be automatically extended if the holder is prohibited by law or GE HealthCare’s insider trading policy from exercising the stock option at the time of its scheduled expiration until the date that is 30 days following the lapse of such prohibition. No dividends or dividend equivalent rights may be paid or granted with respect to stock options. The exercise price of a stock option may be paid by such methods as determined by the Administrator, including by cash in U.S. dollars, an irrevocable commitment to use the proceeds from a sale of shares issuable under the stock option, delivery of previously owned shares of our common stock or withholding of shares otherwise deliverable upon exercise of the stock option.

Stock Appreciation Rights. The Administrator may grant SARs, which entitle the participant to receive, upon exercise, a payment equal to (i) the excess of the fair market value of a share of our common stock on the exercise date over the exercise price, times (ii) the number of shares of our common stock with respect to which the SAR is exercised. Subject to limited exceptions for Substitute Awards, the exercise price for a SAR will be determined by the Administrator in its discretion on the date of grant, but may not be less than 100% of the fair market value of a share of our common stock on the date of grant. Upon exercise of a SAR, payment may be made in cash, shares of our common stock or a combination of cash and shares. SARs must be exercised within a period fixed by the Administrator that may not exceed ten years from the date of grant. No dividends or dividend equivalent rights may be paid or granted with respect to SARs.

Restricted Stock and Restricted Stock Units. The Administrator may award restricted stock—shares of our common stock subject to specified restrictions. Restricted stock is subject to forfeiture if the participant does not meet certain conditions such as continued employment and/or satisfaction of performance conditions. The Administrator also may grant RSUs representing the right to receive shares of our common stock (or a cash payment in lieu thereof) following the satisfaction of certain conditions, such as continued employment and/or satisfaction of performance conditions. The terms and conditions of restricted stock and RSUs are determined by the Administrator. Any dividends or other distributions paid with respect to restricted stock will be subject to the same restrictions on transferability and vesting conditions as the underlying restricted stock. Shares underlying RSUs may be entitled to dividend equivalents only to the extent provided by the Administrator, and any such dividend equivalents will be subject to the same vesting conditions as the underlying RSUs.

Performance Awards. The Administrator may establish performance criteria and the level of achievement versus such criteria that determines the amount of cash or the number of shares of our common stock, stock options, SARs, restricted stock or RSUs to be granted, retained, vested, issued or paid pursuant to a performance award.

Other Stock-Based Awards. The Administrator may grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock.

The terms and conditions of such other stock-based awards are determined by the Administrator. Shares underlying other stock-based awards may be entitled to dividend equivalents only to the extent provided by the Administrator, and any such dividend equivalents will be subject to the same vesting conditions as the underlying other stock-based award.

No Repricing. Other than in connection with a change in our capitalization, as described below, the Administrator may not, without shareholder approval, reduce the exercise price of any previously awarded stock option or SAR, cancel and re-grant or exchange any underwater stock option or SAR for cash or a new award with a lower (or no) exercise price or take any other action that is treated as a repricing under generally accepted accounting principles.

Transferability of Awards. Awards under the GE HealthCare LTIP may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant, and each option and SAR will be exercisable only by the participant during his or her lifetime. However, if permitted by the Administrator, a participant may transfer or assign an award as a gift to a family member (as such term is defined for purposes of the Registration Statement on Form S-8) or designate a beneficiary with respect to an award in the event of the participant’s death.

Change in Control. In the event of a change in control (as defined in the GE HealthCare LTIP), the Administrator will have discretion to take a number of actions with respect to outstanding awards, including to accelerate vesting or exercisability of awards, to redeem or cash-out awards based on the change in control price (less any applicable exercise price), to cash-out any dividend equivalents, and to make adjustments to awards as it deems appropriate, such as providing for the substitution, assumption or continuation of such awards by any successor or parent company. However, in the event awards are not assumed, continued or substituted in connection with a change in control, such awards will become fully vested and exercisable.

Non-US Awards. For Participants employed or performing services outside the United States, the GE HealthCare Talent, Culture, and Compensation Committee may modify the provisions of the GE HealthCare LTIP or an award (or create sub-plans) as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy.

Adjustments. In the event of any corporate event or transaction that results in a change in our capital structure, such as a merger, consolidation, reorganization, recapitalization, liquidation, stock dividend, stock split, reverse stock split or other distribution of stock or property of GE HealthCare, the Administrator will make such equitable adjustments with respect to awards and the GE HealthCare LTIP, including any adjustments in the maximum number of shares of our common stock subject to the GE HealthCare LTIP, the number of shares subject to awards, and the purchase price or exercise price of outstanding awards, without any requirement that adjustments need to be uniform between different awards.

Amendment and Termination. Our Board or its designee may amend, alter, suspend or terminate the GE HealthCare LTIP at any time; however, without shareholder approval, such amendment may not increase the number of shares of our common stock that may be granted under the GE HealthCare LTIP, reprice outstanding options or SARs or permit the grant of such awards with exercise prices below 100% of the fair market value of a share of our common stock on the date of grant, extend the term of the GE HealthCare LTIP, change the class of eligible participants, increase the non-employee director compensation limit or otherwise include any amendment requiring shareholder approval by laws or the rules of any applicable stock exchange. Unless earlier terminated, the GE HealthCare LTIP will remain available for the grant of awards until the 10th anniversary of the date of adoption of the GE HealthCare LTIP.

Clawback and Recoupment. If a participant is terminated for cause or has engaged in conduct that breaches an agreement with GE HealthCare, results in (or has the potential to cause) material harm financially, reputationally, or otherwise to GE HealthCare or would have given rise to a termination for cause, as determined by the GE HealthCare Talent, Culture, and Compensation Committee, such participant will forfeit their right to any unvested or unexercised awards under the GE HealthCare LTIP and may be required to repay any cash, shares or other property received pursuant to vested and exercised awards under the GE HealthCare LTIP, to the extent recovery is permitted by law.

GE HealthCare Mirror Long-Term Incentive Plans

It is anticipated that prior to the distribution, GE HealthCare will adopt mirror long-term incentive plans (the “GE HealthCare Mirror LTIPs”) to assume the converted stock options and RSUs (including performance stock units) held by employees of GE HealthCare or one of its subsidiaries and corporate and former employees of GE or one of its subsidiaries, as described under “The Spin-Off—Treatment of Equity Awards—Stock Option and Restricted Stock Unit Awards Held by GE HealthCare Employees and Restricted Stock Unit Awards Held by GE Corporate Employees and GE Former Employees.” The aggregate number of shares of our common stock issuable under the GE HealthCare Mirror LTIPs will be equal to an amount of our shares sufficient to satisfy the exercise and settlement of such converted stock options and RSUs (including performance stock units) held by employees of GE HealthCare or one of its subsidiaries and corporate and former employees of GE or one of its subsidiaries, and no additional awards may be issued under the GE HealthCare Mirror LTIPs. The GE HealthCare Mirror LTIPs will otherwise contain the same terms and conditions that applied to the original GE award immediately before the Spin-Off, except that performance-vesting conditions, as applicable, will be adjusted to reflect the Spin-Off.

Peer Group and Benchmarking

The GE Compensation Committee uses a peer group for compensation benchmarking purposes for its named executive officers. Based on the criteria set forth below, the GE Compensation Committee reviews the peer group each year and made no changes to the peer group for 2021.

In determining the peer group, the GE Compensation Committee considered the following factors:

•	Industry: companies operating in similar or comparable industry spaces and with comparable operational scope.

•	Size: companies that are comparable to GE in terms of revenues, market capitalization and number of employees.

•	Investment Peers: U.S. public companies whose performance is monitored regularly by the same market analysts who monitor GE.

The GE Compensation Committee uses the peer group to assess the pay level of GE executives, pay mix, compensation program design, and pay practices. The peer group is also used as a reference point when assessing individual pay, with pay decisions also supplemented by input from GE’s independent compensation consultant and impacted by internal equity, retention considerations, succession planning, and internal GE dynamics.

We expect that the GE HealthCare Compensation Committee will similarly establish a peer group for compensation benchmarking purposes. The GE HealthCare peer group is expected to be designed to include companies of comparable size, considering revenue, market capitalization, number of employees, and similar factors. Peers are also expected to include companies which operate in similar or comparable industries and with which GE HealthCare is expected to compete for executive talent and investor capital.

Clawbacks and Other Remedies for Potential Misconduct

We expect to maintain clawback policies on recoupment, whether under the terms of our annual and long-term incentive plans or otherwise, that will allow us to clawback compensation following financial restatements and upon other similar events, as determined by the GE HealthCare Compensation Committee as it develops the programs, policies, and practices for our executive officers.

Stock Ownership Guidelines and Hedging and Pledging Restrictions

We expect to adopt stock ownership guidelines for our executive officers in connection with the distribution, together with governance principles relating to hedging and pledging restrictions for our executive officers and directors.

Tax Deductibility of Compensation

The Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company’s applicable named executive officers. As a result, we generally expect that compensation paid to our named executive officers in excess of $1 million per year will not be deductible.

Executive Compensation Tables

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
Kieran P. Murphy, Former CEO(1)	2021	1,273,148	1,273,148	3,602,609	1,499,998	166,364	79,081	7,894,348

Helmut Zodl, CFO	2021	687,500	1,812,500	3,150,427	0	0	169,881	5,820,308

Jan Makela, CEO, Imaging(1)	2021	688,188	666,166	2,729,463	1,875,000	774,038	16,517	6,749,372

(1)

Mr. Murphy served as our principal executive officer for all of 2021. For Mr. Murphy and Mr. Makela, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.3764 per £1.00, the 2021 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

(2)

Bonus. Amounts earned under our annual cash bonus program. See “Overview of 2021 Incentive Compensation Plans” above for additional information on the bonus program. In addition, for Mr. Zodl, includes $950,000 paid as a signing bonus in 2021.

(3)

Stock Awards. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in 2021. Generally GE valued RSUs using market price on grant date, and PSUs and performance shares using market price on grant date and a Monte Carlo simulation as needed based on performance metrics. Generally, the aggregate grant date fair value is the amount that GE expects to expense for accounting purposes over the vesting schedule of the award and does not correspond to the actual value that the named executive officers will realize from the award. In particular, the actual value of PSUs received are different from the accounting expense because it depends on performance. In accordance with SEC rules, the aggregate grant date fair value of the 2021 PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date, which was less than maximum performance. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the 2021 PSUs would have been as follows: Murphy ($3,853,348), Zodl, ($1,233,119), Makela ($1,541,374). See the “2021 Grants of Plan-Based Awards Table” below for additional information for PSUs and RSUs granted in 2021.

(4)

Option Awards. Aggregate grant date fair value of option awards granted in 2021. These amounts reflect the accounting expense and do not correspond to the actual value that the named executive officers will realize. Generally, GE valued stock options using a Black-Scholes option pricing model. Key assumptions used in the Black-Scholes valuation for stock options granted overall during 2021 generally include: risk free rate of 1.1%, dividend yield of 0.3%, expected volatility of 40%, and expected lives of 6.2 years. See the “2021 Grants of Plan-Based Awards Table” below for additional information on 2021 grants.
(5)

Change in Pension Value. Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in service, age, and compensation. See “Pension Benefits” below for additional information, including the present value assumptions used in this calculation.

(6)

All Other Compensation. We provide our named executive officers with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. The costs of these benefits for 2021, minus any reimbursements by the named executive officers, are shown in the table below.

Name	Life Insurance Premiums ($)	Company Contributions to GE Retirement Savings Plans ($)	Company Contributions to GE Restoration Plan ($)	Financial and Tax Planning ($)	Relocation Benefits ($)	Other ($)	Total ($)
Murphy	54,632	0	0	0	0	24,449	79,081
Zodl	0	20,300	27,000	9,287	112,844	450	169,881
Makela	0	0	0	0	0	16,517	16,517

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies the named executive officers own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executive officers totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executive officers with coverage of 2X their annual pay (salary plus most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level.

Company Contributions to GE Retirement Savings Plans. Represents contributions under the GE Retirement Savings Plan for U.S. participants, consisting of matching contributions equaling up to 4% of eligible pay and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules.

Company Contributions to GE Restoration Plans. Represents contributions under the GE Restoration Plan for U.S. participants, consisting of 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans ($290,000 for 2021). The contributions to Mr. Zodl’s account under the GE Restoration Plan were accrued on December 15, 2021 and credited to his account in January 2022. See “—Nonqualified Deferred Compensation” below for additional information.

Financial and Tax Planning. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

Relocation Benefits. Expenses for relocating the named executive officers and their families in connection with their hiring from outside GE. These benefits allow us to recruit the best executives from all over the world, regardless of where they are based.

Other. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive (except as otherwise described in this section). These other benefits may include items such as an annual physical examination and work equipment allowances. In addition, GE engages in certain sponsorships and purchases tickets to sporting events in advance for the purposes of customer entertainment. Occasionally, tickets from sponsorship agreements or unused tickets purchased for customer entertainment are made available for personal use by the named executive officers or other employees. These tickets typically result in no incremental cost to GE. For Mr. Murphy, this amount includes a monthly car allowance, totaling $18,168 in 2021.

2021 Grants of Plan-Based Awards Table

The following table shows GE PSUs, RSUs, and stock options granted to our named executive officers in 2021. Each of these awards was approved under GE’s 2007 Long-Term Incentive Plan, a plan approved by GE stockholders. For more information on each of the award types, see the “Compensation Discussion and Analysis” above. Where applicable, the number of securities and option exercise prices reported in this table have been adjusted to reflect the one-for-eight reverse stock split of GE’s shares of common stock effective on July 30, 2021.

Name	Grant Date	Award Type	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#)	All Other Option Awards (#)	Option Exercise Price ($)	Grant Date Fair Value(1)
			Threshold (#)	Target (#)	Maximum (#)
Murphy	3/1/2021	PSU	2,442	24,422	42,739				2,500,006
	3/1/2021	RSU				10,513			1,102,603
	3/1/2021	Option					36,266	104.88	1,499,998
Zodl	3/1/2021	RSU				8,411			882,080
	3/1/2021	PSU	702	7,020	12,285				799,999
	4/1/2021	RSU				12,320			1,308,877
	6/1/2021	RSU				1,409			159,471
Makela	3/1/2021	RSU				10,513			1,102,603
	3/1/2021	PSU	878	8,775	15,356				999,999
	7/1/2021	Option					46,875	107.84	1,875,000
	7/1/2021	RSU				5,813			626,860

(1)	Grant Date Fair Value of Awards. Generally, the aggregate grant date fair value is the amount that GE expects to expense in its financial statements over the award’s vesting schedule.

•	For stock options, fair value is calculated using the Black-Scholes value of each option on the grant date.

•	For RSUs, fair value generally is calculated based on the closing stock price on the date of grant.

•

For PSUs, the actual value of units received will depend on achievement of the performance goals, as described in the “Compensation Discussion and Analysis” above. Fair value is calculated by multiplying the per unit value of the award by the number of units at target. The per unit value is based on the closing stock price on the grant date, adjusted to reflect the impact of the relative TSR modifier using a Monte Carlo simulation.

2021 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows our named executive officers’ GE stock and option grants as of year-end. It includes unexercised stock options (vested and unvested), RSUs, and PSUs for which vesting conditions were not yet satisfied as of December 31, 2021. Where applicable, the number of securities and option exercise prices reported in this table have been adjusted to reflect the one-for-eight reverse stock split of GE’s shares of common stock effective on July 30, 2021.

Name	Grant Date	Option Awards				Stock Awards				Vesting Schedule(2)
		Number of Shares Underlying Unexercised Options (exercisable) (#)	Number of Shares Underlying Unexercised Options (un- exercisable) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (RSUs) (#)	Market Value of Shares That Have Not Vested(1)	Number of Unearned Shares That Have Not Vested (PSUs) (#)	Market Value of Unearned Shares That Have Not Vested ($)(1)
Murphy	9/7/12	13,005	0	166.08	9/7/22
	9/13/13	10,404	0	182.88	9/13/23
	9/5/14	243	0	200.72	9/5/24
	9/5/14	12,762	0	200.72	9/5/24
	9/11/15	16,256	0	191.92	9/11/25
	9/30/16	19,508	0	227.76	9/30/26
	2/10/17					651	61,500			100% in 2022
	6/9/17					6,503	614,338			100% in 2022
	9/6/17	15,607	3,901	191.68	9/6/27	547	51,675			100% in 2022
	1/29/18	65,024	0	125.20	1/29/28
	3/19/19	18,486	18,486	81.52	3/19/29	4,375	413,306			100% in 2022
	3/19/19							5,469	516,656	100% in 2022, subject to performance
	3/2/20	0	51,090	89.68	3/2/30	10,205	964,066			50% in 2022 and 2023
	3/2/20							6,899	651,749	100% in 2023, subject to performance
	9/3/20					96,451	9,111,726			50% in 2023 and 2024
	3/1/21	0	36,266	104.88	3/1/31	10,513	993,163			50% in 2023 and 2024
	3/1/21							42,739	4,037,553	100% in 2024, subject to performance
Zodl	3/1/21					8,411	794,587			50% in 2023 and 2024
	3/1/21							12,285	1,160,564	100% in 2024, subject to performance
	4/1/21					12,320	1,163,870			50% in 2023 and 2024
	6/1/21					1,409	133,108			50% in 2023 and 2024
Makela	9/7/12	521	0	166.08	9/7/22
	9/13/13	1,041	0	182.88	9/13/23
	9/5/14	146	0	200.72	9/5/24
	9/5/14	1,649	0	200.72	9/5/24
	9/11/15	3,122	0	191.92	9/11/25
	9/30/16	5,202	0	227.76	9/30/26
	11/17/17					186	17,571			100% in 2022
	12/21/18	38,738	0	57.04	12/21/28
	3/19/19	0	4,226	81.52	3/19/29	1,125	106,279			100% in 2022
	3/19/19							563	53,187	100% in 2022, subject to performance

Name	Grant Date	Option Awards				Stock Awards				Vesting Schedule(2)
		Number of Shares Underlying Unexercised Options (exercisable) (#)	Number of Shares Underlying Unexercised Options (un- exercisable) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (RSUs) (#)	Market Value of Shares That Have Not Vested(1)	Number of Unearned Shares That Have Not Vested (PSUs) (#)	Market Value of Unearned Shares That Have Not Vested ($)(1)
	4/11/19	0	2,859	72.96	4/11/29					100% in 2022
	3/2/20	0	170	89.68	3/2/30					50% in 2022 and 2023
	3/2/20	0	20,265	89.68	3/2/30	4,592	433,806			50% in 2022 and 2023
	3/2/20							1,149	108,546	100% in 2023, subject to performance
	8/3/20					13,848	1,308,221			50% in 2023 and 2024
	3/1/21					10,513	993,163			50% in 2023 and 2024
	3/1/21							15,356	1,450,681	100% in 2024, subject to performance
	7/1/21	0	46,875	107.84	7/1/31	5,813	549,154			50% in 2023 and 2024

(1)

Market Value. The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2021 ($94.47) (the last trading day for the year) by the number of shares underlying each award. With respect to the 2019 PSUs (which were cancelled without any payouts) and the 2020 PSUs, this value assumes satisfaction of the threshold-level payout for the awards, and with respect to the 2021 PSUs, this value assumes satisfaction of the maximum-level payout for the awards.

(2)	Vesting Schedule.

•	Options vest on the anniversary of the grant date in the years shown in the table. See “—Potential Termination Payments” below regarding other vesting events.

•	RSUs vest on the anniversary of the grant date in the years shown in the table. See “—Potential Termination Payments” below regarding other vesting events.

•

PSUs vest at the beginning of the year indicated when the committee certifies that the performance conditions have been achieved, unless otherwise stated. For further detail on the terms and conditions of the PSU awards, see “—GE Long-Term Incentive Compensation” above.

Option Exercises and Stock Vested Table

The following table shows information regarding the number of shares our named executive officers acquired during 2021 upon the vesting of RSUs and the exercise of stock options.

	Option Awards		Stock Awards (PSUs & RSUs)

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)

Murphy	0	0	10,774	1,110,410
Zodl	0	0	0	0
Makela	15,349	734,634	4,511	482,989

(1)	U.S. Dollar amount represents pre-tax value on vesting.

Nonqualified Deferred Compensation

GE offers certain nonqualified deferred compensation programs and arrangements for executives. The description below is for plans in which our named executive officers were eligible for 2021.

GE Restoration Plan

Eligibility. U.S. employees who became U.S. executives on or after January 1, 2021 (including Mr. Zodl) accrue benefits under the GE Restoration Plan instead of under any GE pension plans.

Benefit Formula. GE Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans ($290,000 for 2021).

Earnings Options and Vesting. The annual credits are notionally invested as elected by the participant in earnings options that mirror the investment options available under the broad-based tax qualified GE Retirement Savings Plan. Participants may change their election up to 12 times per quarter. GE makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in their GE Restoration Plan accounts after three years of service.

Time and Form of Payment. Vested amounts under the GE Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the named executive officers’ accounts under the GE Restoration Plan and corresponding plan balances as of December 31, 2021. The named executive officers did not participate in any other GE nonqualified deferred compensation programs or arrangements in 2021.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Murphy	N/A	N/A	N/A	N/A	N/A
Zodl	0	27,000	0	0	27,000
Makela	N/A	N/A	N/A	N/A	N/A

(1)

Mr. Zodl’s registrant contributions under the GE Restoration Plan were accrued on December 15, 2021 and credited to his plan balance in January 2022. Such amounts are reported as compensation in the Summary Compensation Table above.

Pension Benefits

Our eligible UK-based named executive officers are eligible for the U.K. Pension Plan on the same terms as other UK-based eligible employees.

U.K. GE Pension Plan

Eligibility. The U.K. GE Pension Plan is a broad-based, tax registered, and qualified pension program for U.K.-based employees that has been closed to new participants since 2011. Those employees of GE who are eligible to participate in the plan vest after two years of pensionable service. The plan requires employee contributions (which are refunded if pensionable service does not meet vesting requirements). Effective January 1, 2021, participants stopped accruing benefits and making contributions under this plan (subject to certain statutorily required increases) and became eligible for a core annual employer contribution under the GE Pension Saver defined contribution plan equaling 10-25% of base salary, plus two years of transition credits equaling 2% of base salary (each up to statutory caps).

Benefit Formula. The U.K. GE Pension Plan offers two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay, which is defined as the annual average of the highest three complete years’ base salary only, less an initial offset in respect of salary subject to social security retirement benefits, and capped at a plan earnings cap. Both indices are updated and released by His Majesty’s Revenue and Customs (“HMRC”) each new tax year. Credit is awarded on this formula for every whole month earned under the plan as pensionable service. The accrual is monitored for tax purposes on an annual basis and an annual allowance is set according to earnings. Tax relief on the pension accrual is provided only up to an individual limit falling between £4,000 and £40,000.

Pension contributions in excess of this individual limit result in tax at applicable individual rates. All GE employees who were in the executive band and above and members of the U.K. GE Pension Plan when it was closed to new entrants, including Mr. Murphy, are entitled to accrue additional benefits on a special defined contribution basis. Under these additional benefit provisions, Mr. Murphy is entitled to an annual GE cash contribution of 25% of eligible earnings each year.

Time and Form of Payment. The U.K. GE Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the plan is 65; however, certain employees with special benefits may, in accordance with a long-standing discretionary practice, retire at age 60 without any reduction in benefits. Mr. Murphy is not eligible for such unreduced early retirement under this plan. In addition, the plan provides for social security supplements and a spousal annuity.

Tax Code Limitations on Benefits. Benefits from the U.K. GE Pension Plan are subject to the Lifetime Allowance, which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2021, this limit was £1,073,100.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2021 for the named executive officers under the U.K. GE Pension Plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executive officers are not entitled to receive these amounts in a lump sum. None of the named executive officers received a payment under the U.K. GE Pension Plan in 2021.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payment During Last Fiscal Year ($)
Murphy(1)	13	1,869,287	0
Zodl	N/A	N/A	N/A
Makela	22	2,638,860	0

(1)

On December 21, 2021, Mr. Murphy and GE entered into a separation agreement pursuant to which Mr. Murphy will remain employed for a period of garden leave, from January 1, 2022 until September 30, 2023, during which time he will not receive pension contributions. Upon his departure, Mr. Murphy remains vested in his accrued benefit under the U.K. Pension Plan, with payments to begin in accordance with the terms of the plan.

Present Value of Accumulated Benefit. The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the U.K. GE Pension Plan for the period through December 31, 2021. It also includes the value of contributions made by the named executive officers throughout their careers. For purposes of calculating the present value, we assume that the named executive officers will remain in service until the age at which they may retire without any reduction in benefits. For Mr. Murphy and Mr. Makela this is age 65. We also assume that benefits are payable under the available forms of annuity. The assumptions for U.K. beneficiaries are a discount rate of 1.76% and a postretirement mortality assumption based upon the SAPS S2 Normal tables with future generational improvements in line with the CMI 2017 projection model (with a 1.5% improvement trend) at December 31, 2021.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had one of our named executive officer’s employment terminated on December 31, 2021. For this hypothetical calculation, we have used each executive’s compensation and service levels as of this date (and, where applicable, GE’s closing stock price on December 31, 2021). Because many factors (e.g., the time of year when the event occurs, GE’s stock price, and the executive’s age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the GE Retirement Savings Plan.

Employment Agreements. Prior to January 1, 2022, Mr. Murphy was party to an employment agreement, which is typical of our practice for executives at his seniority in the U.K., but it did not entitle him to any particular benefits upon termination or a change of control. Mr. Murphy entered into a separation agreement and release with GE, dated December 21, 2021, in connection with the previously reported GE HealthCare leadership transition.

Separation Agreement with Mr. Murphy. In connection with the previously reported GE HealthCare leadership transition, Mr. Murphy no longer serves as President and Chief Executive Officer of GE HealthCare after December 31, 2021. On December 21, 2021, GE and Mr. Murphy entered into a separation agreement pursuant to which Mr. Murphy will remain employed for a period of garden leave, which is typical for senior U.K.-based employees. During this period, Mr. Murphy will remain available for advisory services or other work as required, and he will receive his regular salary, an annual bonus for the 2021 plan year based on the performance of GE HealthCare, continued vesting in outstanding equity awards, and health and life insurance benefits. He will not receive pension contributions, future bonuses, or equity awards. Under the separation agreement, Mr. Murphy also granted a release in favor of GE and agreed to certain cooperation, confidential information, non-competition, and non-solicitation covenants.

U.S. Executive Severance Plan. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, we adopted the GE U.S. Executive Severance Plan effective January 1, 2021. Eligible executives who experience an employer-initiated termination of employment that is not for “cause,” and who are not offered a “suitable position,” receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation, and other covenants. With respect to our named executive officers, Mr. Zodl is eligible to participate under the plan at the 12-month severance level. As a result, if he had been terminated on December 31, 2021, the amount payable as severance under the plan would have been $750,000 as a lump sum cash payment, plus outplacement services.

Under the executive severance plan, the following terms have the meanings set forth below:

•

“Cause” generally means: (i) breach of any confidentiality, non-solicitation, non-competition, or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement, or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company’s policies and procedures.

•

“Suitable position” generally means a position providing at least 80% of the executive’s base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third party in an outsourcing arrangement, the position must also be within 50 miles of the executive’s job location and in the same career band.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive’s employment had been terminated for the specified reason as of December 31, 2021. Intrinsic value is based upon GE’s stock price on December 31, 2021 (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our named executive officers generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued) unless they satisfy the conditions for retirement eligibility.

Potential Termination Payments Table (Equity Benefits)

	Death		Disability		Retirement
Name	Stock Options ($)	RSUs / PSUs ($)	Stock Options ($)	RSUs / PSUs ($)	Stock Options ($)	RSUs / PSUs ($)
Murphy	484,115	19,190,352	484,115	18,514,514	N/A	N/A
Zodl	0	2,754,745	0	2,754,745	N/A	N/A
Makela	214,107	4,884,005	152,610	4,884,005	N/A	N/A

Death/Disability. Unvested options, RSUs and PSUs would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs would remain subject to the achievement of the performance objectives. In the case of disability, the award must generally have been held for at least one year in order to be vested. For these purposes, “disability” generally means the executive being unable to perform his or her job.

Retirement. Unvested options, RSUs, and PSUs held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs would remain subject to the achievement of the performance objectives. For these purposes, “retirement” generally means reaching the applicable retirement age, typically age 60, and completing five years of service.

Pension Benefits

“Pension Benefits” above describes the general terms of each pension plan in which our named executive officers participate The table below shows the pension benefits that would have become payable if the named executive officers had died, become disabled, voluntarily terminated, or retired as of December 31, 2021.

Potential Termination Payments Table (Pension Benefits)

Name	Lump Sum Upon Death ($)	Annual Benefit* Upon Death ($)	Annual Benefit* Upon Disability ($)	Annual Benefit* Upon Voluntary Termination ($)	Annual Benefit* Upon Retirement ($)
Murphy	31,554	49,121	96,546	N/A	48,240
Zodl	0	0	0	0	0
Makela	31,554	73,230	142,150	90,929	N/A

*	Annual amounts for Mr. Murphy are annuity payments applicable under the U.K. GE Pension Plan.

Lump Sum Upon Death. For Mr. Murphy and Mr. Makela, the lump sum represents the return of contributions and interest under the U.K. GE Pension Plan.

Annual Benefit Upon Death. For Mr. Murphy and Mr. Makela, the annual amount is payable for the life of the surviving spouse. In each case, amounts commence after death.

Annual Benefit Upon Disability. For Mr. Murphy and Mr. Makela, the amount is payable as a 50% joint and survivor annuity.

Annual Benefit Upon Voluntary Termination. Because he is retirement-eligible, the benefits for Mr. Murphy are shown under Annual Benefit Upon Retirement. For Mr. Makela, the amount is payable at age 65 as a 50% joint and survivor annuity.

Annual Benefit Upon Retirement. Represents partial pension eligibility for Mr. Murphy, with the amount payable as a 50% joint and survivor annuity. Mr. Makela is not yet eligible to retire.

Nonqualified Deferred Compensation

The named executive officers are entitled to receive the amount in their nonqualified deferred compensation accounts, if vested, upon their separation from service. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of the named executive’s earnings option. Therefore, amounts received by the named executive officers would differ from those shown in the “Nonqualified Deferred Compensation Table” above. See “—Nonqualified Deferred Compensation” above for further information.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executive officers, see “Life Insurance Premiums” above. Other NEOs do not qualify for these supplemental life insurance plans, as they were discontinued for executives joining GE (or being promoted to the relevant band of seniority) on or after January 1, 2018. If the named executive officers had died on December 31, 2021, the survivors of the named executive officers would have received the following under these arrangements.

Name	Death Benefit ($)
Murphy	3,763,080
Zodl	0
Makela	0

GE would continue to pay the premiums in the event of a disability for Executive Life, until the later of age 60 or 15 years in the plan, and under Leadership Life, until the later of age 65 or 10 years in the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, GE beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, GE will continue to own 19.9% of the shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Spin-Off by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of GE common stock on December 16, 2022, giving effect to a Spin-Off ratio of one share of our common stock for every three shares of GE common stock. We also assume that GE will retain up to 19.9% of our common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.

Immediately following the Spin-Off, we estimate that approximately 454,710,004 shares of our common stock will be issued and outstanding, based on the approximately 1,092,668,140 shares of GE common stock outstanding on September 30, 2022 and the number of shares retained by GE. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on January 3, 2023.

	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers
Peter J. Arduini	—	—
Helmut Zodl	—	—
Kieran P. Murphy	79,997	*
Jan Makela	—	—
H. Lawrence Culp, Jr.	645,368	*
Rodney F. Hochman	—	—
Lloyd W. Howell, Jr.	—	—
Catherine Lesjak	—	—
Anne T. Madden	—	—
Tomislav Mihaljevic	—	—
Risa Lavizzo-Mourey	1,031	*
William J. Stromberg	—	—
Phoebe L. Yang	—	—

Directors and Executive Officers as a group	726,396	*

Principal Stockholders:
General Electric Company(1)
5 Necco Street Boston, MA 02210	90,487,291	19.9%

	Amount and Nature of Beneficial Ownership	Percentage of Class
T. Rowe Price Associates, Inc.(2)
100 East Pratt Street Baltimore, MD 21202	18,303,315	4.0%
The Vanguard Group(3)
100 Vanguard Blvd. Malvern, PA 19355	27,130,848	6.0%
BlackRock, Inc.(4)
55 East 52nd Street New York, NY 10055	22,508,277	5.0%
FMR LLC(5)
245 Summer Street Boston, MA 02210	20,947,405	4.6%

*	Less than 1%.
(1)

The address for General Electric Company is 5 Necco Street, Boston, Massachusetts 02210. The address for all other persons is c/o GE Healthcare Holding LLC, 500 West Monroe Street, Chicago, Illinois 60661.

(2)

Based on the Schedule 13G/A filed with the SEC on August 10, 2022 by T. Rowe Price Associates, Inc. (“T. Rowe”) with respect to GE common stock. T. Rowe reported that it had sole voting power over 27,796,226 shares of GE common stock and sole dispositive power over 55,410,012 shares of GE common stock.

(3)

Based on the Schedule 13G/A filed with the SEC on February 9, 2022 by The Vanguard Group (“Vanguard”) with respect to GE common stock. Vanguard reported that it had shared voting power over 1,677,190 shares of GE common stock, sole dispositive power over 77,917,990 shares of GE common stock and shared dispositive power over 4,296,700 shares of GE common stock.

(4)

Based on the Schedule 13G filed with the SEC on February 1, 2022 by BlackRock, Inc. and certain subsidiaries (“BlackRock”) with respect to GE common stock. BlackRock reported that it had sole voting power over 59,597,738 shares of GE common stock and sole dispositive power over 68,206,900 shares of GE common stock.

(5)

Based on the Schedule 13G/A filed with the SEC on February 9, 2022 by FMR LLC (“Fidelity”) with respect to GE common stock. Fidelity reported that it had sole voting power over 6,178,216 shares of GE common stock and sole dispositive power over 63,476,985 shares of GE common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with GE

In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE entered into the Separation and Distribution Agreement on November 7, 2022 and intend to enter into other agreements providing for various services and rights following the Spin-Off, and under which we and GE will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the Separation and Distribution Agreement and the other material agreements we expect to enter into with GE.

Separation and Distribution Agreement

On November 7, 2022, we entered into Separation and Distribution Agreement with GE. The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of our relationship with GE following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from GE so that we and GE retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement generally provides that the assets comprising our business will consist of those exclusively related to our current or former business and operations (except for intellectual property and real property assets, which are allocated as further described in “—Agreements Governing Intellectual Property” and “—Real Estate Matters Agreement,” respectively) or otherwise allocated to the business through a process of dividing shared assets. The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the assets comprising our business or to the past and future operations of our business, including our locations used in our current operations. The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and GE.

Reorganization Transactions

The Separation and Distribution Agreement describes certain actions related to our separation from GE that will occur prior to the Spin-Off, or in limited instances, following the Spin-Off, including the contribution by GE to us of the assets and liabilities that comprise our business.

Subsequent Separation Transaction

The Separation and Distribution Agreement provides that, in connection with GE’s announced intention to effect, following the Distribution, separation transactions involving certain other businesses of GE (collectively, a “Subsequent Separation Transaction”), which is currently contemplated to be effected as a spin-off of GE’s renewable energy, power and digital businesses, GE will be entitled to allocate and assign to the transferee(s) in any such Subsequent Separation Transaction GE’s and GE’s subsidiaries’ rights, interests and obligations under the Separation and Distribution Agreement or any ancillary agreement between us and GE entered into in connection with the Spin-Off, which rights, interests and obligations relate to or are otherwise allocated to the applicable business(es) to be transferred, and that, in such case, we will be entitled to look only towards the applicable transferee(s) in such Subsequent Separation Transaction for satisfaction of any such assigned obligations owed to us under the Separation and Distribution Agreement or any such ancillary agreement. Upon any such assignment of such obligations in connection with any Subsequent Separation Transaction, GE and its subsidiaries will be fully released from all such assigned obligations.

Intercompany Arrangements

All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and GE, on the other hand, will terminate and/or be repaid effective as of the Distribution Date or shortly thereafter, except specified agreements and arrangements that are intended to survive the Spin-Off.

Credit Support

We have agreed to use reasonable best efforts to arrange, prior to or within 120 days following the Spin-Off, for the termination or replacement of all guarantees, bank provided guarantees, covenants, indemnities, surety bonds, letters of credit, or similar assurances of credit support, other than certain specified credit support instruments, currently provided by or through GE or any of its subsidiaries for the benefit of us or any of our subsidiaries.

Representations and Warranties

In general, neither we nor GE made any representations or warranties regarding any assets or liabilities transferred or assumed (including with respect to the sufficiency of assets for the conduct of our business), any notices, consents, or governmental approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets or liabilities transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances

The parties have each agreed to use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Spin-Off. In addition, the parties have each agreed to use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained.

The Spin-Off

The Separation and Distribution Agreement governs GE’s and our respective rights and obligations regarding the proposed Spin-Off. On or prior to the Distribution Date, GE will deliver at least 80.1% of the issued and outstanding shares of our common stock to the distribution agent. On or as soon as practicable following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to GE stockholders based on the distribution ratio. The GE Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date, and the terms of the Spin-Off, including the amount of the shares of our common stock it may retain. In addition, GE may, at any time until the Spin-Off, decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Conditions

The Separation and Distribution Agreement provides that several conditions must be satisfied or, to the extent permitted by law, waived by GE, in its sole and absolute discretion, before the Spin-Off can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Exchange of Information

We and GE have each agreed to each other with information reasonably needed to comply with reporting, disclosure, filing, or other requirements of any national securities exchange or governmental authority, and requested by the other party for use in judicial, regulatory, administrative, and other proceedings or in order to satisfy audit, accounting, litigation, and other similar requirements. We and GE have also each agreed to use reasonable best efforts to retain such information in accordance with specified record retention policies. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The GE Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Spin-Off.

Release of Claims

We and GE have each agreed to release the other and its affiliates, successors, and assigns, and all persons that prior to the Spin-Off have been the other’s stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, and certain other parties, and their respective heirs, executors, administrators, successors, and assigns, from any and all liabilities, whether at law or in equity (including any right of contribution), whether arising under any contract, by operation of law, or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Spin-Off, including in connection with the Spin-Off and all other activities to implement the Spin-Off. The releases will not extend to obligations or liabilities under the Separation and Distribution Agreement or any of the other agreements between us and GE entered into in connection with the Spin-Off, to any other agreements between us and GE that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement, or to certain other obligations or liabilities specified in the Separation and Distribution Agreement.

Indemnification

We and GE have each agreed to indemnify the other and each of the other’s current and former directors, officers, and employees, and each of the heirs, executors, administrators, successors, and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and GE’s respective businesses. The amount of either GE’s or our indemnification obligations will be reduced by any net insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement specifies procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which GE will provide us, and we will provide GE, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The services GE will provide consist of digital technology, human resources, supply chain, finance, and real estate services, among others. The services that we will provide will consist of digital technology, supply chain, and real estate services, among others. The services are generally intended to be provided for a period no longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within thirty (30) days. Either party may, in its capacity as a recipient of services, terminate the agreement with respect to any service for convenience upon ninety (90) days’ prior written notice. The parties may otherwise negotiate mutually agreed reductions in the scope of services provided. The Transition Services Agreement will provide for customary indemnification and limits on liability.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on GE for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with GE that will govern the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests).

The Tax Matters Agreement will generally provide that GE will be responsible and will indemnify us for U.S. taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, subject to certain exceptions; we will be responsible and will indemnify GE for certain U.S. and all foreign taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, all taxes imposed on a separate return basis on us or our subsidiaries (after giving effect to the Spin-Off) for all periods, and all other taxes relating to the Healthcare business for all periods following the Spin-Off. In addition, the Tax Matters Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off.

In addition, the Tax Matters Agreement will provide that we will be required to indemnify GE for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state, and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions, or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement, or other ancillary agreements) we take after the Spin-Off that gives rise to these taxes. GE will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have notification and information rights regarding GE’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, mergers or other business combinations, sales of assets and similar transactions) that will be designed to address compliance with Section 355 and related provisions of the Code, as well as state, local, and foreign tax law, and are intended to preserve the tax-free nature of the Spin-Off and related transactions. Under the Tax Matters Agreement, these restrictions will apply for two years following the Spin-Off, unless GE obtains a private letter ruling from the IRS or we obtain an opinion of counsel, in each case acceptable to GE in its discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off or other transaction, or unless GE otherwise gives its consent for us to take a restricted action in its discretion. Even if such a private letter ruling or opinion is obtained, or GE does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify GE in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with GE that provides certain protections for our employees and former employees, sets forth the timing and general responsibilities related to the split of assets and liabilities of certain GE employee benefit and compensation plans, and provides for mutual two-year non-solicitation obligations with respect to employees at the Senior Professional Band level and higher with customary exemptions.

For example, for at least twelve months after the Spin-Off for U.S. employees (and for longer periods in Canada or as may be required by law), we will continue to provide our employees with at least the same salary/wages and cash incentive compensation opportunities in effect immediately prior to the Spin-Off. During that period, we will also continue to offer employee benefits of comparable aggregate value to those in effect immediately prior to the Spin-Off and recognize prior GE service credit for all employees employed by us on the Distribution Date.

Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we will assume certain assets and liabilities with respect to GE’s U.S. and non-U.S. benefit plans.

The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans.

The Employee Matters Agreement will also reflect the adjustment of outstanding equity-based awards granted by GE prior to the Spin-Off. See “The Spin-Off—Treatment of Equity Awards.”

Agreements Governing Intellectual Property

Allocation of Intellectual Property

The agreements we will enter into with GE governing intellectual property will provide for us to own (i) certain specified patents and patent applications, trademarks and trademark applications, and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in the Healthcare business. Any intellectual property and technology that are not allocated to us will be retained by GE.

Intellectual Property Cross License Agreements

We intend to enter into Intellectual Property Cross License Agreements with GE, pursuant to which GE will grant to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by the Healthcare business but are being retained by GE. Additionally, GE will retain certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE’s retained businesses, that are allocated to us.

The field of use for the licenses granted to us will generally be the Healthcare business as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The field of use for the rights retained by GE will generally be GE’s retained businesses as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The licenses granted to us and the rights retained by GE will generally be transferable with any sale or transfer of an entity or line of business that utilizes the relevant intellectual property, and the transferred license will be limited to the business, products, and services as conducted by the transferred entity or line of business as of the date of the transfer, with natural extensions and evolutions.

Trademark License Agreement

We intend to enter into a Trademark License Agreement, pursuant to which GE will grant to us an exclusive, fee-bearing license to use certain of GE’s trademarks with respect to the “GE” brand in connection with (i) certain products and services that are exclusive to our business and (ii) our business’s trade name. GE will also grant to us non-exclusive, fee-bearing licenses to use certain of GE’s trademarks in respect of certain other products and services of our business. GE will also grant to us the right to use the “GE” brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted will be for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).

Real Estate Matters Agreement

We intend to enter into a Real Estate Matters Agreement with GE that will govern the allocation and transfer of real estate between GE and GE Healthcare and the colocation of GE and GE Healthcare following the Spin-Off. Certain sites will be transferred from one company to the other in accordance with the Allocation Principles described below and certain sites will be occupied by both GE and GE Healthcare employees following the Spin-Off pursuant to a TSA, lease, or sublease. Real estate assets will be predominantly allocated (“Allocation Principles”) based on whether GE Healthcare or another business unit within GE has a plurality or greater of the employees assigned to the applicable property (“Majority Occupant”). For each collocated site, the minority occupant(s) can continue to occupy such site only until the expiration date of (i) the TSA period for Real Estate, which will be two years from the Spin Date or (ii) the applicable lease or sublease, if longer and if such longer lease or sublease has been reviewed and approved by the parties. The minority occupant(s) will pay its pro-rata share of costs for the occupied site through such expiration date. Except as otherwise agreed by the parties, the Majority Occupant will pay for any alterations or improvements necessary to demise the applicable site, if it elects to so demise such site, in its sole discretion.

Stockholder and Registration Rights Agreement

We intend to enter into a Stockholder and Registration Rights Agreement with GE pursuant to which we will agree that, upon the request of GE, subject to certain limitations, we will use our reasonable best efforts to effect the registration under applicable federal or state securities laws of any shares of our common stock retained by GE. If we intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities in a manner that would permit the registration for offer and sale of our common stock held by GE, GE will have the right to include its shares of our common stock in that offering.

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, and GE will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, and any stock transfer taxes. The agreement will also contain customary indemnification and contribution provisions by us for the benefit of GE and, in limited situations, by GE for the benefit of us with respect to the information provided by GE included in any registration statement, prospectus, or related document.

If GE transfers shares covered by the agreement, it will be able to transfer the benefits of the Stockholder and Registration Rights Agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the Spin-Off, provided that each transferee agrees to be bound by the terms of the Stockholder and Registration Rights Agreement.

In addition, GE will agree to vote any shares of our common stock that it retains immediately after the Spin-Off in proportion to the votes cast by our other stockholders. In connection with such agreement, GE will grant us a proxy to vote its shares of our retained common stock in such proportion. As a result, GE will not be able to exert any control over us through the shares of our common stock it retains. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from GE to a person other than GE, and neither the Stockholder and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

Policy and Procedures Governing Related Person Transactions

Prior to the completion of the Spin-Off, our Board will establish governance principles, which will include a written policy regarding the review and approval of transactions with related persons. We anticipate that this policy will provide that our independent directors as a group or a committee comprised solely of independent directors (such as our Audit Committee) review each of our transactions involving an amount exceeding $120,000 and in which any “related person” had, has, or will have a direct or indirect material interest, subject to certain specified exceptions. We further anticipate that this policy will include the following standards in assessing transactions with related persons: (i) review the nature of the related person’s interest in the transaction, (ii) identify material transaction terms, including the amount involved and the type of transaction, (iii) determine the importance of the transaction to us and the related person, (iv) determine whether the transaction would impair a director or executive officer’s judgment to act in our best interest, and (v) review any other matters deemed appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the applicable transaction. A proposed related person transaction will not be approved if the Board determines that the transaction is inconsistent with our interests and the interests of our stockholders. In general, “related persons” are our directors, director nominees, executive officers, and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain other designated persons.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

Consequences to U.S. Holders of GE Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of GE common stock in connection with the Spin-Off. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case, as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is also based upon the assumption that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and as described elsewhere in this Information Statement. This summary is limited to holders of GE common stock that are U.S. Holders, as defined immediately below, that hold their GE common stock as a capital asset. A “U.S. Holder” is a beneficial owner of GE common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary is for general information only and is not tax advice. It does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	brokers, dealers or traders in securities, commodities or currencies;

•	personal holding companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons holding GE common stock as intermediaries, agents or nominees;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired GE common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of GE equity;

•

stockholders owning GE common stock as part of a position in a straddle or as part of a hedging, conversion, synthetic security, integrated investment, constructive sale transaction or other risk reduction transaction for U.S. federal income tax purposes;

•	persons who are subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. Dollar;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own GE common stock through partnerships or other pass-through entities; or

•	persons who hold GE common stock through a tax-qualified retirement plan.

This summary is not a complete analysis or description of all potential U.S. federal income tax consequences of the Spin-Off. It does not address any tax consequences arising under the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences of the Spin-Off.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds GE common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

EACH HOLDER OF GE COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF.

General

GE has received a private letter ruling from the IRS to the effect that, among other things, the Spin-Off, including the retention of up to 19.9% of the shares of our common stock, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Completion of the Spin-Off is conditioned upon GE’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to GE, and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code. Each opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Spin-Off qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Spin-Off, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the GE common stock and our common stock held by each U.S. Holder immediately after the Spin-Off will be the same as the aggregate tax basis of the GE common stock held by the U.S. Holder immediately before the Spin-Off, allocated between the GE common stock and our common stock in proportion to their relative fair market values on the date of the Spin-Off (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder will include the holding period of their GE common stock.

U.S. Holders that have acquired different blocks of GE common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of GE common stock.

The opinion of counsel and the opinion of Ernst & Young, LLP will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information

Statement and a number of other documents. In addition, the opinions will be based on certain representations as to factual matters from, and certain covenants by, GE and us. The opinions cannot be relied on if any of the assumptions, representations, or covenants is incorrect, incomplete, or inaccurate or are violated in any material respect.

The opinion of counsel and the opinion of Ernst & Young, LLP will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinions are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off could be materially less favorable.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss, the above consequences would not apply and each U.S. Holder who receives our common stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of GE’s current or accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in GE common stock to the extent the amount received exceeds the stockholder’s share of GE’s earnings and profits; and

•

a taxable gain from the exchange of GE common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of GE’s earnings and profits and the U.S. Holder’s basis in its GE common stock.

Cash in Lieu of Fractional Shares

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Spin-Off, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Spin-Off and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Spin-Off, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the GE common stock is more than one year on the date of the Spin-Off.

Payments of cash to U.S. Holders of GE common stock in lieu of fractional shares of our common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. Holder delivers a properly completed and executed IRS Form W-9 certifying such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Information Reporting

Treasury Regulations require each GE stockholder that, immediately before the Spin-Off, owned 5% or more (by vote or value) of the total outstanding stock of GE or stockholders whose basis in their GE common stock equals or exceeds $1,000,000 to attach to such stockholder’s U.S. federal income tax return for the year in which the Spin-Off occurs a statement setting forth certain information related to the Spin-Off.

Consequences to GE

The following is a summary of the material U.S. federal income tax consequences to GE in connection with the Spin-Off that may be relevant to holders of GE common stock.

As discussed above, GE has received a private letter ruling from the IRS to the effect that, among other things, the Spin-Off, including the retention of up to 19.9% of the shares of our common stock, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Completion of the Spin-Off is conditioned upon GE’s receipt of a separate written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to GE, and Ernst & Young, LLP, to the effect that the Spin-Off will qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code. If the Spin-Off qualifies for non-recognition of gain or loss under Section 355 and related provisions of the Code, no gain or loss will be recognized by GE as a result of the Spin-Off (other than income or gain arising from any imputed income or other adjustment to GE, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinions are subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of GE Common Stock.”

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, then GE would recognize gain equal to the excess of the fair market value of our common stock distributed to GE stockholders over GE’s tax basis in our common stock.

Indemnification Obligation

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify GE for the resulting taxes and related expenses. In addition, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, the Spin-Off would generally be taxable to GE, but not to stockholders, under Section 355(e) of the Code, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to GE due to such a 50% or greater change in ownership of our stock, GE would recognize gain equal to the excess of the fair market value of our common stock distributed to GE stockholders over GE’s tax basis in our common stock and we generally would be required to indemnify GE for the tax on such gain and related expenses. In addition, we will be liable to indemnify GE if, as a result of any of representations being untrue or our covenants being breached, transactions related to the Spin-Off that were intended to be tax-free under U.S. or foreign law, are determined instead to be taxable to GE.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Spin-Off, GE, as our sole stockholder, will approve and adopt our certificate of incorporation, and our Board will approve and adopt our bylaws. The following summarizes information concerning our capital stock, including material provisions of our certificate of incorporation, our bylaws, and certain provisions of Delaware law. You are encouraged to read the forms of our certificate of incorporation and our bylaws, which are filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately 454,710,004 shares of our common stock will be issued and outstanding, based on approximately 1,092,668,140 shares of GE common stock outstanding as of September 30, 2022 and the number of shares to be retained by GE. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of GE common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to GE’s equity plans and any repurchases of GE shares by GE pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount, and payment of future dividends will depend on our financial condition, earnings, capital requirements, and debt service obligations, as well as legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off will limit our ability to pay cash dividends. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution, or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable. The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the designations, powers, preferences and relative, participating, optional, or other rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation, and Our Bylaws

Certificate of Incorporation and Bylaws

Certain provisions in our proposed certificate of incorporation and our proposed bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

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Vacancies. Our certificate of incorporation will provide that any vacancies created on the Board resulting from any increase in the authorized number of directors and any vacancies in the Board resulting from death, retirement, disqualification, resignation, removal from office, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy on our Board will hold office for a term expiring at the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

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Blank Check Preferred Stock. Our certificate of incorporation will authorize our Board to issue, without any further vote or action by the stockholders, up to 100,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designations, powers (including voting powers), preferences, and relative participating, optional, or other rights, if any, and any qualifications, limitations, or restrictions, if any, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

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No Stockholder Action by Written Consent. Our certificate of incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

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Special Stockholder Meetings. Our bylaws will provide that the Board or a stockholder of record who is acting on behalf of one or more beneficial owners who collectively hold at least 25% of our outstanding shares will be able to call a special meeting of stockholders.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our bylaws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting; however, if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting, (B) no annual meeting was held during the prior year, or (C) with respect to the first annual meeting after the Spin-Off, the notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was first made by mail or public disclosure. In the case of special meetings, proper notice must be given no earlier than the 120th day prior to the relevant meeting and no later than the later of the 90th day prior to such meeting and the 10th day following the public announcement of the meeting. Such notice must include information specified in the bylaws with respect to each stockholder nominating persons for election to the Board or proposing other business and certain related persons, information with respect to such person’s nominees to the Board (if applicable), and certain representations and undertaking relating to the nomination or proposal, in each case as specified in our bylaws.

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Proxy Access. Our bylaws will allow one or more stockholders (up to 20, collectively), owning at least 3% of our outstanding shares continuously for at least three years, to nominate for election to our Board and to be included in our proxy materials up to the greater of two individuals or 20% of our Board, only by sending proper notice to our secretary.

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Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the Company’s certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

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Amendments to Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation specifies a higher threshold. Our certificate of incorporation will not provide for a higher threshold, and as of the Distribution Date we will have only common stock outstanding. The DGCL also provides that a board of directors may be granted authority to amend a corporation’s bylaws if so stated in the corporation’s certificate of incorporation, and our certificate of incorporation will provide that our Board may amend our bylaws. Under Delaware law, stockholders also have the power to amend bylaws, and our bylaws provide that they may be amended by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation will include such an exculpation provision. Our bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of GE HealthCare, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws will also provide that we must indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that will be included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation, or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Equiniti Trust Company.

Listing

We have applied to list our common stock on The Nasdaq Stock Market LLC, under the ticker symbol “GEHC.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that GE’s stockholders will receive in the Spin-Off as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

GE Healthcare Holding LLC

500 West Monroe Street

Chicago, Illinois 60661

Attention: Investor Relations

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on by an independent registered public accounting firm.

CHANGE IN GE’S CERTIFYING ACCOUNTANT

On June 18, 2020, GE selected Deloitte & Touche LLP (“Deloitte”) as GE’s independent registered public accounting firm for GE’s fiscal year ending December 31, 2021. KPMG LLP (“KPMG”) continued as GE’s independent registered public accounting firm for the fiscal year ending December 31, 2020. On February 12, 2021, KPMG completed its audit of GE’s consolidated financial statements for such fiscal year, which included the consolidated financial information for such fiscal year of GE HealthCare, and GE’s retention of KPMG as its independent registered accounting firm with respect to the audit of GE’s consolidated financial statements ended as of that date.

KPMG’s reports on GE’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through February 12, 2021, the effective date of KPMG’s dismissal, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between GE and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

GE requested that KPMG furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of KPMG’s letter, dated February 12, 2021, is incorporated by reference to Exhibit 16.1 of GE’s Current Report on Form 8-K filed with the SEC on February 12, 2021.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through February 12, 2021, neither GE nor anyone on its behalf consulted with Deloitte regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on GE’s financial statements, and neither a written report nor oral advice was provided to GE that Deloitte concluded was an important factor considered by GE in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of General Electric Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial position of GE Healthcare Holding LLC (the “Company”) (a wholly owned subsidiary of General Electric Company) as of May 16, 2022 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 16, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte & Touche LLP

Chicago, Illinois

July 29, 2022

We have served as the Company’s auditor since 2022.

GE HEALTHCARE HOLDING LLC

STATEMENT OF FINANCIAL POSITION

May 16, 2022 (in dollars)
Subscription receivable	$1

Total assets	$1

Common stock, par value $0.01 per share, 100,000 shares authorized, 100 shares issued and outstanding	$1

Total equity	$1

The accompanying notes are an integral part of the financial statement.

GE HEALTHCARE HOLDING LLC

NOTES TO STATEMENT OF FINANCIAL POSITION

NOTE 1. ORGANIZATION

GE Healthcare Holding LLC (the “Company”) was formed as a Delaware limited liability company on May 16, 2022. Pursuant to a reorganization, the Company will become a holding corporation whose assets are expected to include all of the outstanding equity interest of GE HealthCare, a business of General Electric Company (“GE”). The Company will, through GE HealthCare, continue to conduct the business now conducted by such entities. As a result, the Company will consolidate the financial results of GE HealthCare at a future date when the GE HealthCare business of GE is contributed to the Company in a spin transaction.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Statement of Financial Position has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in equity, and cash flows have not been presented in the financial statements because there have been no material operating or non-operating activities in this entity.

SUBSCRIPTION RECEIVABLE. Subscription receivable represents cash not yet collected from stockholders for the issuance of common stock. As of May 16, 2022, the subscription receivable balance of $1.00 was the result of the issuance of 100 shares to GE.

NOTE 3. EQUITY

The Company is authorized to issue 100,000 shares of common stock, par value $0.01 per share (“Common Stock”). As of May 16, 2022, the Company has issued 100 shares of Common Stock in exchange for a subscription agreement to receive $1.00 from GE.

NOTE 4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying Statement of Financial Position through July 29, 2022, the date this financial statement was available for issuance, for potential recognition or disclosure in the financial statement. Prior to the release of this financial statement, the subscription receivable has been paid. There were no other material recognized or unrecognized subsequent events.

GE HEALTHCARE HOLDING LLC

CONDENSED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(in dollars)	September 30, 2022	May 16, 2022
Cash	$1	$—
Subscription receivable	—	1

Total assets	$1	$1

Common stock, par value $0.01 per share, 100,000 shares authorized, 100 shares issued and outstanding	$1	$1

Total equity	$1	$1

The accompanying notes are an integral part of the unaudited condensed financial statements.

GE HEALTHCARE HOLDING LLC

NOTES TO CONDENSED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

NOTE 1. ORGANIZATION

GE Healthcare Holding LLC (the “Company”) was formed as a Delaware limited liability company on May 16, 2022. Pursuant to a reorganization, the Company will become a holding corporation whose assets are expected to include all of the outstanding equity interest of GE HealthCare, a business of General Electric Company (“GE”). The Company will, through GE HealthCare, continue to conduct the business now conducted by such entities. As a result, the Company will consolidate the financial results of GE HealthCare at a future date when the GE HealthCare business of GE is contributed to the Company in a spin transaction.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed Statements of Financial Position have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of income, comprehensive income, changes in equity, and cash flows have not been presented in the financial statements because there have been no material operating or non-operating activities in this entity. As of September 30, 2022, the activity of the Company included the issuance of 100 shares of common stock on May 16, 2022, in exchange for a subscription receivable of $1.00, which was subsequently collected.

The accompanying unaudited condensed Statement of Financial Position as of September 30, 2022 has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. Accordingly, certain information related to our significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed financial statements reflect, in the opinion of management, all material adjustments (which include only normally recurring adjustments) necessary to fairly state, in all material respects, our financial position for the period presented.

CASH. Cash includes deposits in a financial institution.

SUBSCRIPTION RECEIVABLE. Subscription receivable represents cash not yet collected from stockholders for the issuance of common stock. As of May 16, 2022, the subscription receivable balance of $1.00 was the result of the issuance of 100 shares to GE. As of September 30, 2022, the subscription receivable has been collected.

NOTE 3. EQUITY

The Company is authorized to issue 100,000 shares of common stock, par value $0.01 per share (“Common Stock”). The Company has issued 100 shares of Common Stock in exchange for $1.00, all of which were held by GE at September 30, 2022 and May 16, 2022.

NOTE 4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying condensed Statement of Financial Position through October 11, 2022, the date these unaudited condensed financial statements were available for issuance, for potential recognition or disclosure in the unaudited condensed financial statements. There were no material recognized or unrecognized subsequent events.

Events Subsequent to Original Issuance of the Condensed Financial Statements

In connection with the reissuance of the condensed financial statements, the Company has evaluated unrecognized subsequent events through November 18, 2022, the date these condensed financial statements were available for reissuance.

On November 4, 2022, the Company entered into credit agreements providing for a $2.5 billion unsecured, unsubordinated 5-year revolving credit facility, a $2.0 billion unsecured, unsubordinated 3-year term loan credit facility, and a $1.0 billion unsecured, unsubordinated 364-day revolving credit facility. Funds under the facilities are not available until certain closing conditions have been met, including consummation of the GE HealthCare separation from GE.

On November 9, 2022, the Company offered $8.25 billion of unsecured senior notes consisting of the following: $1.0 billion of 5.550% senior notes due 2024, $1.5 billion of 5.600% senior notes due 2025, $1.75 billion of 5.650% senior notes due 2027, $1.25 billion of 5.857% senior notes due 2030, $1.75 billion of 5.905% senior notes due 2032 and $1.0 billion of 6.377% senior notes due 2052 (collectively, the “Notes”). The Notes offering is expected to close on November 22, 2022. In addition, the Company entered into certain Euro to U.S. Dollar cross currency interest rate swap arrangements with a notional amount of $2.0 billion and maturities ranging from 2024 to 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of General Electric Company

Opinion on the Financial Statements

We have audited the accompanying combined statement of financial position of GE HealthCare, a business of General Electric Company, (the “Company”) as of December 31, 2021, the related combined statements of income, comprehensive income, changes in equity, and cash flow for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income Taxes – Valuation Allowance on Deferred Tax Assets — Refer to Note 11 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies.

The Company’s valuation allowance for deferred tax assets was $279 million as of December 31, 2021. The Company’s determination of the valuation allowance involves judgments and estimates. Management’s primary estimates used to determine whether deferred tax assets are more likely than not to be realized and to measure the related valuation allowances are the projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income. Auditing management’s projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income, which affect the recorded valuation allowances, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimated future sources of taxable income included the following, among others:

•	With the assistance of our income tax specialists, we considered relevant tax laws and regulations in evaluating the appropriateness of management’s estimates of future sources of taxable income.

•	We evaluated the reasonableness of management’s estimates of future sources of taxable income by comparing the estimates to historical sources of taxable income or loss.

•	We evaluated management’s projected timing and projected pattern of the reversals of existing taxable temporary differences.

•

With the assistance of our income tax specialists, we evaluated whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets under tax law.

•	We evaluated management’s assessment that it is more likely than not that sufficient taxable income will be generated in the future to utilize certain net deferred tax assets.

•	We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.

Income Taxes — Application of Separate Return Method — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company is included in certain U.S. and non – U.S. tax filings of General Electric Company. For purposes of these financial statements, the Company’s income tax provision is determined on a separate return basis as if the Company was a stand-alone entity, based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. When calculating the income tax provision, management made certain estimates and assumptions when identifying and measuring deferred tax assets and liabilities and uncertain tax positions. The income tax provision for the Company for 2021 was $600 million. The Company’s net deferred tax asset was $902 million as of December 31, 2021. The Company’s liability for unrecognized tax benefits was $365 million as of December 31, 2021.

Given the number of taxing jurisdictions and the complex and subjective nature of the associated tax regulations and rulings, auditing management’s application of the separate return method required a high degree of auditor judgment and increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our income tax specialists, our audit procedures related to management’s application of the separate return method included the following, among others:

•	We evaluated the completeness of the Company’s identification of deferred tax assets and liabilities by:

○	Comparing the deferred tax assets and liabilities to those historically identified and accounted for by General Electric Company.
○	Analyzing the deferred tax assets and liabilities attributed to allocations of assets and liabilities historically held by General Electric Company.

•	We selected a sample of deferred tax assets and liabilities and tested the accuracy, completeness, and classification of each selection.

•	We developed an expectation of the non – U.S. income tax provision by jurisdiction and compared it to the recorded balances to further evaluate those amounts.

•	We evaluated management’s computations supporting the U.S. Federal and State income tax provision.

•

We evaluated management’s significant judgments regarding the identification and measurement of uncertain tax positions by analyzing uncertain tax positions of General Electric Company and determining which positions were attributable to the separate operations of the Company.

/s/ Deloitte & Touche LLP

Chicago, Illinois

July 29, 2022

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors

General Electric Company:

Opinion on the Combined Financial Statements

We have audited the accompanying combined statement of financial position of GE HealthCare (a carve-out business of General Electric Company) (the Company) as of December 31, 2020, the related combined statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor from 2022 to 2022.

Chicago, Illinois

July 29, 2022

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENTS OF INCOME

For the years ended December 31 ($ in millions)	2021	2020	2019
Sales of products	$11,165	$11,016	$10,472
Sales of services	6,420	6,148	6,161

Total revenues	17,585	17,164	16,633

Cost of products	7,196	7,229	6,758
Cost of services	3,215	3,168	3,327

Gross profit	7,174	6,767	6,548

Selling, general and administrative	3,563	3,237	3,591
Research and development	816	810	833

Total operating expenses	4,379	4,047	4,424

Operating income	2,795	2,720	2,124

Interest and other financial charges – net	40	66	88
Non-operating benefit costs	3	5	9
Other (income) expense – net	(123)	(61)	(64)

Income from continuing operations before income taxes	2,875	2,710	2,091
Provision for income taxes	(600)	(652)	(410)

Net income from continuing operations	2,275	2,058	1,681
Income (loss) from discontinued operations, net of taxes	18	11,839	(128)

Net income	2,293	13,897	1,553
Net (income) loss attributable to noncontrolling interests	(46)	(51)	(29)

Net income attributable to GE HealthCare	$2,247	$13,846	$1,524

The accompanying notes are an integral part of these combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ in millions)	2021	2020	2019
Net income attributable to GE HealthCare	$2,247	$13,846	$1,524
Net (income) loss attributable to noncontrolling interests	(46)	(51)	(29)

Net income	2,293	13,897	1,553
Other comprehensive income (loss):
Currency translation adjustments – net of taxes	(326)	1,062	(61)
Benefit plans – net of taxes	80	130	(53)
Investment securities and cash flow hedges – net of taxes	48	(9)	(29)

Other comprehensive income (loss)	(198)	1,183	(143)

Comprehensive income	2,095	15,080	1,410
Comprehensive (income) loss attributable to noncontrolling interests	(46)	(51)	(29)

Comprehensive income attributable to GE HealthCare	$2,049	$15,029	$1,381

The accompanying notes are an integral part of these combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENTS OF FINANCIAL POSITION

December 31 ($ in millions)	2021	2020
Cash, cash equivalents, and restricted cash	$556	$1,007
Receivables – net of allowances of $107 and $93	3,227	1,877
Due from related parties	32	177
Inventories	1,946	1,594
Contract and other deferred assets	802	828
All other current assets	437	413

Current assets	7,000	5,896

Property, plant, and equipment – net	2,235	2,202
Goodwill	12,892	11,868
Other intangible assets – net	1,847	1,603
Deferred income taxes	1,287	1,489
All other assets	1,047	1,170

Total assets	$26,308	$24,228

Short-term borrowings	$6	$4
Accounts payable	2,540	2,162
Due to related parties	189	225
Contract liabilities	1,864	1,813
All other current liabilities	2,162	2,320

Current liabilities	6,761	6,524

Long-term borrowings	31	31
Compensation and benefits	751	805
Deferred income taxes	385	459
All other liabilities	1,484	1,435

Total liabilities	9,412	9,254

Redeemable noncontrolling interests	220	223

Net parent investment	17,692	15,566
Accumulated other comprehensive income (loss) – net	(1,037)	(839)

Total equity attributable to GE HealthCare	16,655	14,727
Noncontrolling interests	21	24

Total equity	16,676	14,751

Total liabilities, redeemable noncontrolling interests and equity	$26,308	$24,228

The accompanying notes are an integral part of these combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENTS OF CHANGES IN EQUITY

($ in millions)	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of January 1, 2019	$23,203	$(1,879)	$20	$21,344
Cumulative effect of adoption of new accounting principles	13	—	—	13
Net income	1,524	—	4	1,528
Currency translation adjustments – net of taxes	—	(61)	—	(61)
Benefit plans – net of taxes	—	(53)	—	(53)
Investment securities and cash flow hedges – net of taxes	—	(29)	—	(29)
Transfers (to) Parent	(1,340)	—	—	(1,340)
Changes in equity attributable to noncontrolling interests	—	—	(5)	(5)

Balances as of December 31, 2019	23,400	(2,022)	19	21,397
Cumulative effect of adoption of new accounting principles	(19)	—	—	(19)
Net income	13,846	—	8	13,854
Currency translation adjustments – net of taxes	—	1,062	—	1,062
Benefit plans – net of taxes	—	130	—	130
Investment securities and cash flow hedges – net of taxes	—	(9)	—	(9)
Transfers (to) Parent	(21,661)	—	—	(21,661)
Changes in equity attributable to noncontrolling interests	—	—	(3)	(3)

Balances as of December 31, 2020	15,566	(839)	24	14,751
Net income	2,247	—	7	2,254
Currency translation adjustments – net of taxes	—	(326)	—	(326)
Benefit plans – net of taxes	—	80	—	80
Investment securities and cash flow hedges – net of taxes	—	48	—	48
Transfers (to) Parent	(121)	—	—	(121)
Changes in equity attributable to noncontrolling interests	—	—	(10)	(10)

Balances as of December 31, 2021	$17,692	$(1,037)	$21	$16,676

The accompanying notes are an integral part of these combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ in millions)	2021	2020	2019
Net income	$2,293	$13,897	$1,553
Income (loss) from discontinued operations, net of taxes	18	11,839	(128)

Net income from continuing operations	$2,275	$2,058	$1,681

Adjustments to reconcile Net income from continuing operations to Cash from (used for) operating activities
Depreciation and amortization of property, plant, and equipment	225	222	225
Amortization of intangible assets	400	408	434
Provision for income taxes	600	652	410
Cash paid during the year for income taxes	(615)	(809)	(503)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Receivables	(1,336)	(221)	(272)
Due from related parties	157	21	(37)
Inventories	(435)	100	(173)
Contract and other deferred assets	23	(57)	18
Accounts payable	263	(113)	(1)
Due to related parties	(21)	(94)	125
Contract liabilities	(21)	312	(47)
All other operating activities	92	139	(22)

Cash from (used for) operating activities – continuing operations	1,607	2,618	1,838

Cash flows – investing activities
Additions to property, plant, and equipment	(242)	(237)	(263)
Dispositions of property, plant, and equipment	15	16	52
Additions to internal-use software	(6)	(22)	(68)
Purchase of businesses, net of cash acquired	(1,481)	(78)	—
All other investing activities	(47)	(2)	(34)

Cash from (used for) investing activities – continuing operations	(1,761)	(323)	(313)

Cash flows – financing activities
Net decrease in borrowings (maturities of 90 days or less)	(7)	(10)	—
Newly issued debt (maturities longer than 90 days)	5	4	4
Repayments and other reductions (maturities longer than 90 days)	(10)	(10)	(63)
Transfers to Parent	(238)	(2,098)	(1,334)
All other financing activities	(13)	(52)	(42)

Cash from (used for) financing activities – continuing operations	(263)	(2,166)	(1,435)

Cash from (used for) operating activities – discontinued operations	—	(931)	151
Cash from (used for) investing activities – discontinued operations	—	20,309	(12)
Cash from (used for) financing activities – discontinued operations	—	(19,378)	(139)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(34)	14	(55)

Increase (decrease) in cash, cash equivalents, and restricted cash	(451)	143	35
Cash, cash equivalents, and restricted cash at beginning of year	1,012	869	834

Less cash, cash equivalents and restricted cash of discontinued operations at December 31	—	—	—

Cash, cash equivalents, and restricted cash at December 31	$561	$1,012	$869

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$(21)	$(46)	$(73)

Non-cash investing and financing activities
Purchase of property, plant, and equipment included in accounts payable	$29	$(26)	$4
Adoption of ASC 842 lease asset and liability recorded	$—	$—	$480

The accompanying notes are an integral part of these combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(U.S. Dollars in millions unless otherwise stated)

NOTE 1.    DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS. GE HealthCare (the “Company,” “our,” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”).

On November 9, 2021, GE announced a strategic plan to form three industry-leading, global public companies focused on the growth sectors of aviation, healthcare, and energy.

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. Our products, solutions, and services span the continuum of patient care, including screening, diagnosis, treatment, and monitoring, with the goal of empowering clinicians to deliver better care at lower cost.

Our customers include healthcare providers as well as researchers, including public, private, and academic institutions. We sell our products through a combination of a global sales force and a network of channel partners, including distributors and other third parties.

We are organized into four business segments that are aligned with the industries we serve: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”). Within our segments, we offer products, service capabilities, and digital solutions that are utilized by customers to improve workflows, enhance the patient and clinician experience, deliver care more efficiently and at a lower cost, and improve clinical outcomes.

Imaging: Portfolio of medical imaging equipment, including MR, CT, molecular imaging, X-ray, mammography, image-guided therapy systems, enterprise imaging, service capabilities, and digital solutions;

Ultrasound: Ultrasound solutions, including consoles and probes, handheld devices, intraoperative imaging systems, visualization software, service capabilities, and digital solutions;

Patient Care Solutions: Patient monitoring, anesthesia and respiratory care, maternal infant care, diagnostic cardiology, consumables, service capabilities, and digital solutions; and

Pharmaceutical Diagnostics: Imaging agents that include contrast media and radiopharmaceuticals that enhance diagnostic images.

In February 2019, we announced an agreement to sell our BioPharma business to Danaher Corporation. This sale was completed on March 31, 2020. The historical results of the BioPharma business have been reflected as discontinued operations in the combined financial statements through the date of the sale. See Note 18, “Discontinued Operations” for further information.

BASIS OF PRESENTATION. GE HealthCare historically operated as a consolidated business of GE. The combined financial statements have been derived from the consolidated financial statements and accounting records of GE, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented.

The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the historical results of operations, comprehensive income, and cash flows for the years ended December 31, 2021, 2020, and 2019 and the financial position as of December 31, 2021 and 2020.

All intercompany balances and transactions within the Company have been eliminated in the combined financial statements. As described in Note 17, “Related Parties,” certain transactions between the Company and GE have been included in these combined financial statements.

The combined Statements of Financial Position reflect all of the assets and liabilities of GE that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net income attributable to the Company, and the net effect of transactions with GE and its subsidiaries. Certain financing transactions with GE are non-cash in nature and therefore have not been reflected in the combined Statements of Cash Flows.

GE uses a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way the Company would have financed its operations had it been a separate, stand-alone entity during the periods presented. The centralized cash management arrangements are excluded from the asset and liability balances in the combined Statements of Financial Position. These amounts have instead been included in Net parent investment as a component of equity. GE’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the legal obligor of the debt and the borrowings are not specifically identifiable to the Company.

The combined Statements of Income include expense allocations for certain corporate, infrastructure, and shared services expenses provided by GE on a centralized basis (“GE Corporate Costs”), including, but not limited to finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by GE HealthCare during the periods presented. However, the GE Corporate Costs allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, stand-alone public entity, nor are they indicative of the Company’s future expenses. See Note 17, “Related Parties,” for further information.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES AND ASSUMPTIONS. The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic, and market conditions, which affect the reported amounts and related disclosures in the combined financial statements. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position, and cash flows.

Estimates are used for, but are not limited to, determining the following: revenue from contracts with customers, recoverability of long-lived assets and inventory, valuation of goodwill and intangible assets, useful lives used in depreciation and amortization, asset retirement obligations, income taxes and related valuation allowances, accruals for contingencies including legal and product warranties, actuarial assumptions used to determine costs of pension and other postretirement benefits, valuation and recoverability of receivables, valuation of derivatives, and valuation of assets acquired, liabilities assumed, and contingent consideration as a result of acquisitions.

While there has not been a material impact to our accounting estimates as of December 31, 2021 and December 31, 2020 and the results for the years ended December 31, 2021, 2020, and 2019, a number of estimates could be affected by the ongoing Coronavirus Disease 2019 (“COVID-19”) pandemic. The severity, magnitude, and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, and investment securities, incremental credit losses on receivables, a decrease in the realizability of our tax assets, or an increase in our related obligations as of the time of a relevant measurement event.

REVENUE RECOGNITION. Our revenues primarily consist of sales of products and services to customers. Products include equipment, imaging agents, software related offerings, and upgrades. Services include contractual and stand-by preventative maintenance and corrective services, which includes parts and labor, extended warranties, training, and other service type offerings. The Company recognizes revenue from contracts with customers when the customer obtains control of the underlying products or services.

The Company recognizes a contract with a customer when there is a legally enforceable agreement between the Company and its customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. The Company’s revenues are measured based on the consideration specified in the contract with each customer net of any sales incentives, discounts, returns, chargebacks, group purchasing organization (“GPO”) fees, rebates, or credits, as well as taxes collected from customers that are remitted to government authorities. Our estimate for these deductions, which are accounted for as variable consideration, is based on historical experience and considers current and forecasted market trends. We record these estimated amounts as a reduction to revenue when we recognize the related product or service sales. Payment terms are generally within 12 months. Payment terms within 12 months are not treated as significant financing components.

Contracts for the sale of products and services often include multiple distinct performance obligations, usually involving an upfront deliverable of equipment and future performance obligations such as installation, training, or the future delivery of products or services. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative stand-alone selling price. Stand-alone selling price is obtained from sources such as the separate selling price for that or a similar item if reasonably available. If such evidence is not reasonably available, we use our best estimate of selling price, which is established consistent with the pricing strategy of the Company and considers product configuration, geography, customer type, and other market-specific factors.

Revenue is recognized in the period in which the customer obtains control of the underlying products or services allowing them the ability to direct the use of, and obtain substantially all, of the remaining benefits of such product or service. This may occur at a point in time or over time. Shipping and handling costs to deliver products to customers are expensed as incurred and recorded in Cost of products or Cost of services.

For standard, assurance-type warranties that are provided with products, we estimate the cost that may be incurred during the warranty period and record a liability at the time the revenue is recognized. The provision recorded reflects the estimated costs of replacement and free-of-charge services that will be incurred related to the products sold. Service-type warranties or extended warranties sold with products are considered separate performance obligations. As such, a portion of the overall transaction price is allocated to these performance obligations and recognized in revenue over time, as the performance obligations are satisfied.

The Company capitalizes certain direct incremental costs incurred to obtain a contract, primarily commissions. Costs to obtain a contract are classified as current or non-current assets in the combined Statements of Financial Position and are recognized based on the timing of when the Company expects to earn related revenues. Management assesses these costs for impairment based on periodic assessments of recoverability.

Performance Obligations Satisfied at a Point in Time. We primarily recognize revenue from sales of products at the point in time that the customer obtains control, which is generally no earlier than when the customer has physical possession. Where arrangements include customer acceptance provisions based on seller or customer-specified criteria, we recognize revenue when we have concluded that the customer has control of the products, which is typically at the point of acceptance. Our billing terms for these point-in-time product contracts generally coincide with delivery to the customer and customer acceptance; however, periodically, we receive customer advances and deposits from customers. These are recorded as contract liabilities in the combined Statements of Financial Position. Any differences between the timing of our revenue recognition and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions.

Performance Obligations Satisfied Over Time. We recognize revenue from the sale of certain service contracts, including preventative maintenance, corrective services, and extended warranties over time on a ratable basis consistent with the nature, timing, and extent of our services, which primarily relate to routine maintenance and as needed product repairs. Our billing terms for these contracts vary and can occur in advance of or following the period of service; however, we generally invoice periodically as services are provided. The differences between the timing of our revenue recognized and customer billings (based on contractual terms) results in changes to our contract asset or contract liability positions.

See Note 3, “Revenue Recognition” for further information.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH. The cash presented in the combined Statements of Financial Position represents cash not subject to the GE centralized cash management process. Cash held in commingled accounts with our Parent, or its affiliates, is presented within Net parent investment in the combined Statements of Financial Position. Cash deposits, short-term investments, and high liquidity mutual funds with original maturities of three months or less are included in Cash, cash equivalents, and restricted cash. Restricted cash primarily relates to funds restricted in connection with escrow accounts, legally restricted deposits held against letters of credit and cash restricted in certain countries.

The following table provides a reconciliation of Cash, cash equivalents, and restricted cash reported within the combined Statements of Financial Position to the amounts shown in the Statements of Cash Flows.

December 31	2021	2020
Cash and cash equivalents	$554	$994
Short-term restricted cash	2	13

Total cash, cash equivalents, and restricted cash as presented on the combined Statements of Financial Position	556	1,007
Long-term restricted cash(a)	5	5

Total cash, cash equivalents, and restricted cash as presented on the combined Statements of Cash Flows	$561	$1,012

(a)	Long-term restricted cash is presented in All other assets on the combined Statements of Financial Position.

INVESTMENT SECURITIES. Publicly-traded equity securities for which we do not have the ability to exercise significant influence are recorded at fair value with changes in fair value recognized in Other (income) expense – net in the combined Statements of Income. Privately-held equity securities for which we do not have the ability to exercise significant influence are accounted for using the measurement alternative approach and are recorded at cost less impairment, if any, adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer, with changes in the measurement recognized through Other (income) expense – net in the combined Statements of Income.

EQUITY METHOD INVESTMENTS. Equity method investments are investments in entities in which we do not have a controlling financial interest, but over which we have significant influence. Equity method investments are assessed for other-than-temporary impairment when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. Equity method investments are included in All other assets in our combined Statements of Financial Position. Our share of the results of equity method investments are presented in Other (income) expense – net in the combined Statements of Income. See Note 16, “Supplemental Financial Information” for further information.

RECEIVABLES. Amounts due from customers arising from the sales of products and services are recorded at the outstanding amount, less allowances for credit losses, chargebacks, and other credits. We regularly monitor the recoverability of our receivables. See Note 5, “Receivables” for further information.

FINANCING RECEIVABLES. Our financing receivables portfolio consists of a variety of loans and leases, including both larger-balance, non-homogeneous loans and leases, and smaller-balance homogeneous loans and leases.

Loans. Loans represent term loans that are collateralized by equipment and other assets. Loans are classified as either held for sale or held for investment (“HFI”) based on management’s intent and ability to hold the loans for the foreseeable future. Loans for which the Company does not have the ability and intent to hold for investment purposes and those for which the Company intends to hold for sale in the foreseeable future are accounted for as loans held for sale. Loans held for sale are recorded at the lower of historical cost or current fair value with any fair value write-down (or change to the write-down) recorded as a valuation allowance through current period earnings in the period in which the change occurs. Loans classified as HFI are recorded at amortized cost. See “Allowance for credit losses” below for the Company’s policy regarding allowances on financing receivables.

Investment in Finance Leases. Finance leases include mostly sales-type leases of equipment and represent net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income, and less the allowance for credit losses. See Note 7, “Leases” for further information.

Credit Quality Indicators. We manage our financing receivables portfolio using delinquency and nonaccrual data as key performance indicators. We assess the overall quality of the portfolio based on a potential risk of loss measure. The metric incorporates both the borrower’s credit quality along with any related collateral protection. Financing receivables are considered past due if default on a contractual principal or interest payment exists for a period of 30 days or more. We stop accruing interest on financing receivables at the earlier of when collection of an account becomes doubtful or the account becomes 90 days past due. Although we stop accruing interest in advance of payments, we recognize income within Other (income) expense – net in the combined Statements of Income when we determine that the account is returned to accrual status, provided that the amount does not exceed that which would have been earned at the historical effective interest rate.

See Note 6, “Financing Receivables” for further information.

ALLOWANCE FOR CREDIT LOSSES. When we record customer receivables, contract assets, and financing receivables, we maintain an allowance for credit losses for the current expected credit losses. Each period the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. For financing receivables, expected credit losses are calculated based on the gross carrying amount of the financial asset, multiplied by a factor reflecting the probability of default and the loss in the event of default. We routinely evaluate our entire portfolio for potential specific credit or collection issues that might indicate an impairment.

We estimate expected credit losses based on relevant information from past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

INVENTORIES. All inventories are stated at lower of cost or net realizable values. Cost of inventories is determined on a first-in, first-out (“FIFO”) basis.

Consumables and single-use service spare parts are used within our service business during a service call and are generally classified in current inventory as our stock of this inventory turns relatively quickly. However, if the on-hand inventory quantity exceeds annual historical and expected future consumption for a consumable service spare part and the part is still necessary to support systems under service contracts, the part is considered to be non-current and is included in All other assets in our combined Statements of Financial Position.

We also maintain a supply of new and used spare parts for use in future customer field service of the installed base. The portion of this inventory that is not anticipated to be used in the next 12 months has been classified as non-current within All other assets, given these parts can be used in the service business over many years. As these service parts age, they are subject to a tiered obsolescence framework, which takes into consideration part age, consumption, and on-hand material levels, and postproduction equipment life cycle stage.

As necessary, we record provisions and write-downs for excess, slow moving, and obsolete inventory. To determine these amounts, we regularly review inventory quantities on-hand and compare them to historical utilization and estimates of future product demand, market conditions, and technological developments.

See Note 16, “Supplemental Financial Information” for further information.

PROPERTY, PLANT, AND EQUIPMENT. The cost of property, plant, and equipment is depreciated on a straight-line basis over its estimated useful life. Equipment leased to others under operating leases is depreciated on a straight-line basis over the term of the lease. Repair and maintenance costs are expensed as incurred. See Note 16, “Supplemental Financial Information” for further information.

LEASE ACCOUNTING.

Lessee Arrangements. At lease commencement, we record a lease liability and corresponding right-of-use (“ROU”) asset. ROU assets are reflected within Property, plant, and equipment – net and lease liabilities are reflected within All other current liabilities and All other liabilities in the combined Statements of Financial Position. Options to extend a lease are included as part of the ROU lease asset and liability when it is reasonably certain the Company will exercise the option. We have elected to combine lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally related to services that the lessor performs for the Company associated with the leased asset. As the Company’s leases typically do not provide an implicit rate, the present value of our lease liability is determined using GE’s incremental collateralized borrowing rate at lease commencement. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized, and lease expense is recognized on a straight-line basis over the lease term. Certain of our leases include provisions for variable lease payments which are based on, but not limited to, maintenance, insurance, taxes, index escalations, and usage-based amounts. The Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. We test ROU assets for impairment annually or when events occur or circumstances change that indicate that the asset may be impaired.

Lessor Arrangements. Equipment leased to others under operating leases is included in Property, plant, and equipment – net. Leases classified as sales-type leases or direct financing leases are included in All other current assets and All other assets in our combined Statements of Financial Position. The terms of the related contracts, including the proportion of fixed versus variable payments and any options to shorten or extend the lease term or purchase the underlying asset, vary by customer. Finance lease receivables are tested for impairment as described in the Financing Receivables section above. See Note 6, “Financing Receivables” and Note 7, “Leases” for further information.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. In accordance with U.S. GAAP, goodwill is not amortized. We test goodwill for impairment at the reporting unit level annually in the fourth quarter of each year using October 1st as the measurement date.

The Company also tests goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company uses quantitative assessments and qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company chooses to perform a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a further quantitative fair value test is performed. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value. The market approach is used for estimating the fair values for our reporting units.

In-process research and development (“IPR&D”) acquired as part of a business acquisition is capitalized at fair value when acquired and is considered an indefinite-lived intangible asset. We test indefinite-lived intangible assets for impairment annually in the third quarter of each year or when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. When the IPR&D project is complete, the asset is considered a finite-lived intangible asset and would be subject to an impairment test at that date. Thereafter, the IPR&D asset is amortized over its estimated useful life and is subject to impairment assessment in the same manner as all amortizing intangible assets.

For other intangible assets that are not deemed indefinite-lived, the cost of the intangible asset is amortized on a straight-line basis over the asset’s estimated useful life. Amortizable intangible assets are reviewed for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In such circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values.

Internal-Use Software. Internal-use software is software that is developed, purchased, or modified to meet internal needs and for which no substantive plan exists to sell, lease or otherwise market the software externally. All costs associated with project tasks classified in the preliminary project development or post-implementation/operation stage are expensed as incurred. Capitalization of application development stage costs begin after both of the following occur: (a) the preliminary project development stage is completed, and (b) management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for the purpose for which it was intended. Capitalization ceases when the project is substantially complete. Capitalized amounts are recorded in Other intangible assets – net and are amortized on a straight-line basis over the asset’s estimated useful life.

External Use Software. External use software relates to software that is (a) intended to be sold, licensed, or marketed to our customers, or is (b) embedded and integral to our tangible products for which research and development (“R&D”) has been completed. Costs that are related to the conceptual formulation and design of software are expensed as incurred. Costs that are incurred after technological feasibility has been established until general release of the product are capitalized as an intangible asset and recorded in Other intangible assets – net. Capitalized costs for software to be sold, leased, or otherwise marketed are amortized on an individual product basis using straight-line amortization over the estimated useful life of the product. The Company performs regular reviews to assess whether unamortized capitalized external use software program costs remain recoverable through future revenue.

See Note 8, “Acquisitions, Goodwill, and Other Intangible Assets” for further information.

DERIVATIVES AND HEDGING. We use derivatives to manage a variety of risks, including risks related to foreign exchange and commodity prices. Our policies are to use derivatives solely for managing risks and not for speculative purposes.

Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. In evaluating whether a particular relationship qualifies for hedge accounting, we test effectiveness at inception and each reporting period thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. If fair value changes fail this test, we discontinue the application of hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions.

We use economic hedges when we have exposures to foreign exchange risk for which we are unable to meet the requirements for hedge accounting. These derivatives are not designated as hedges from an accounting standpoint but otherwise serve the same economic purpose as other hedging arrangements. Although derivatives may be effective economic hedges, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivatives and the hedged items.

See Note 13, “Derivatives and Hedging” for further information.

INCOME TAXES. The Company’s income tax provision was prepared using the separate return method. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of GE may not be included in the combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of GE. Therefore, items such as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in GE’s consolidated financial statements. In the future, as a stand-alone entity, GE HealthCare will file tax returns on its own behalf and its deferred taxes and actual income tax rate may differ from those in the historical periods.

All income taxes due to or due from GE that have not been settled or recovered by the end of the period are reflected in Net parent investment. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are reflected in Net parent investment in the combined Statements of Financial Position.

Current obligations for tax in jurisdictions where the Company does not file a consolidated tax return with GE, including certain foreign and certain U.S. state tax jurisdictions, are recorded as accrued liabilities within All other liabilities. The effects of tax adjustments and settlements with taxing authorities are presented in our combined financial statements in the period to which they relate.

Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of tax benefit to recognize in the combined financial statements. An uncertain tax position is measured at the largest amount of benefit that the Company believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting the measurement or realization criteria represent unrecognized tax benefits. The Company recognizes interest related to income tax matters in Interest and other financial charges – net in the combined Statements of Income. Penalties related to income tax matters are recorded in Provision for income taxes in the combined Statements of Income. Our policy is to adjust these reserves when facts and circumstances change, such as the actual settlement or effective settlement of positions with the relevant taxing authorities.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, as well as from net operating loss and tax credit carryforwards. The deferred income tax balances are stated at enacted tax rates expected to be in effect when those taxes are paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by evaluating all available positive and negative evidence, specifically assessing the adequacy of future expected taxable income from all sources, including reversal of existing taxable temporary differences, forecasted operating earnings, and available tax planning strategies. To the extent we consider it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established. Deferred taxes are provided for our investment in affiliates and associated companies based upon our evaluation of the undistributed earnings of such entities.

See Note 11, “Income Taxes” for further information.

POSTRETIREMENT BENEFIT PLANS. Certain employees, former employees, and retirees of the Company participate in postretirement benefit plans sponsored by either the Company or GE.

Pension Benefits (Sponsored by the Company). Management accounts for these plans as defined benefit plans, and categorizes plan assets for disclosure purposes in accordance with the fair value hierarchy.

Pension benefits are calculated using significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions – discount rate and expected return on assets – are important elements of plan expense and related asset and liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors such as retirement age, mortality, and turnover, and updates them to reflect our experience and expectations for the future. Actual results in any given year often will differ from actuarial assumptions because of economic and other factors.

Projected benefit obligations are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the expected timing of the benefit payment. Generally, lower discount rates increase present values and increase subsequent-year pension expense; higher discount rates decrease present values and decrease subsequent-year pension expense.

The components of net periodic benefit costs, other than the service cost component, are included in Non-operating benefit costs in our combined Statements of Income for plans sponsored by the Company.

Pension and Other Postretirement Benefits Plans (Sponsored by GE). These plans are accounted for as multiemployer plans. Therefore, the related assets and liabilities are not reflected in the combined Statements of Financial Position. The combined Statements of Income reflect a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with the Company.

See Note 10, “Postretirement Benefit Plans” for further information.

LOSS CONTINGENCIES. Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to product warranties, claims, litigation, environmental obligations, regulatory investigations and proceedings, product quality, and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible losses with equal likelihood, liabilities are based on the low-end of such range. Disclosure is provided for material loss contingencies when a loss is probable but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” for further information.

SUPPLY CHAIN FINANCE PROGRAMS. The Company participates in voluntary supply chain finance programs with third parties, which provide participating suppliers the opportunity to sell their GE HealthCare receivables to third parties at the sole discretion of both the suppliers and the third parties. We evaluate supply chain finance programs to ensure the use of a third-party intermediary to settle our trade payables does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables as borrowings.

TRADE PAYABLES ACCELERATED PAYMENT PROGRAM. The Company’s U.S. and Canada operations, and certain of its suppliers, participated in the Trade Payables Services (“TPS”) accounts payable programs with GE’s financial services operations (“GE Capital”) through its termination on September 30, 2020. The Company settled its obligations by reimbursing TPS on the invoice’s contractual due date. As the payables in the TPS program relate to operating activities incurred in the ordinary course of business and retain the principal characteristics of a trade payable, the results of this program are included in Cash from operating activities in our combined Statements of Cash Flows.

FAIR VALUE MEASUREMENTS. The following sections describe the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These inputs establish a fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable.

RECURRING FAIR VALUE MEASUREMENTS. For financial assets and liabilities measured at fair value on a recurring basis, primarily investment securities, derivatives and contingent consideration, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Financial Instruments – General. Our financial instruments include receivables, accounts payable, short and long-term borrowings, derivative financial instruments, financing receivables, and equity securities. The estimated fair values of account receivables, accounts payable, and borrowings approximate their carrying values, as reflected in our combined Statements of Financial Position. See Note 5, “Receivables,” Note 6, “Financing Receivables,” Note 9, “Borrowings,” and Note 16, “Supplemental Financial Information” for further information.

Derivatives. The majority of our derivatives are valued using internal models. The models maximize observable inputs including both forward and spot prices for currencies and commodities. As of December 31,

2021 and 2020, foreign exchange contracts were valued using Level 1 inputs, while commodity exchange contracts and embedded derivatives were valued using Level 2 inputs. See Note 13, “Derivatives and Hedging” for further information.

There were no transfers between Levels 1, 2, and 3 during the years ended December 31, 2021 and 2020.

NON-RECURRING FAIR VALUE MEASUREMENTS. Certain assets are measured at fair value on a non-recurring basis. These assets may include loans and long-lived assets reduced to fair value upon classification as held for sale, and impaired equity method investments and long-lived assets, which, when written down to fair value upon an impairment, are not subsequently adjusted to fair value unless further impairment occurs. The following sections describe the valuation methodologies the Company uses to measure those assets not measured on a recurring fair value basis.

Equity Method Investments. Equity method investments are initially recorded at cost and are adjusted in each period for the Company’s share of the investee’s income or loss and dividends paid. In instances of impairment, equity method investments are written down to fair value using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using either a discounted cash flow model, comparative market multiples, third-party pricing sources or a combination of these approaches, as appropriate. These investments are generally valued using Level 3 inputs.

Equity Investments Without Readily Determinable Fair Value. Equity investments without readily determinable fair value are accounted for under the measurement alternative and adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In the instance of impairment, if any, equity investments are adjusted to fair value using market observable data if available. If market observable data is not available, fair values are estimated using discounted cash flow models, comparative market multiples, or a combination of these approaches using Level 3 inputs.

Financing Receivables. When financing receivables are held for sale, we generally use market data, including pricing on recently closed market transactions, to value financing receivables. Such financing receivables are valued using Level 2 inputs. When the data is unobservable, we use valuation methodologies using current market interest rate data adjusted for inherent credit risk. Such financing receivables are valued using Level 3 inputs.

Long-Lived Assets. Fair values of long-lived assets are primarily developed internally and are corroborated by available external appraisal information as applicable. These assets are generally valued using Level 3 inputs. See Note 15, “Restructuring and Other Activities” for impairments recognized related to long-lived assets.

FOREIGN CURRENCY. We have determined that the functional currency for many of our international operations is the local currency and for other international operations the functional currency is the U.S. Dollar. The basis of this determination is the currency in which each of the international operations primarily generates and expends cash. When the functional currency is not the U.S. Dollar, asset and liability accounts are translated at period-end exchange rates and the Company translates functional currency income and expense amounts to their U.S. Dollar equivalents using average exchange rates for the period. The U.S. Dollar effects that arise from changing translation rates from functional currencies are recorded in Accumulated other comprehensive income (loss) – net (“AOCI”) in the combined Statements of Financial Position.

Gains and losses from foreign currency transactions, such as those resulting from the settlement of monetary items in the non-functional currency and those resulting from remeasurements of monetary items, are included in Cost of products, Cost of services, Selling, general and administrative, and Research and development, depending on the underlying nature of the item. Net gains (losses) from foreign currency transactions were $130 million, $(47) million, and $47 million in the years ended December 31, 2021, 2020, and 2019, respectively.

BUSINESS COMBINATIONS. Our combined financial statements include the operations of acquired businesses from the date of acquisition. The Company accounts for acquired businesses using the acquisition method of accounting in accordance with U.S. GAAP, which requires that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. In cases where we acquire a company in which we previously held an equity stake, we remeasure the previously-held equity interest at fair value. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as Goodwill. Transaction costs are expensed as incurred. For those arrangements that involve potential future contingent consideration, we record on the date of acquisition a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future. We remeasure this liability each reporting period and record changes in the fair value in our combined Statements of Income. Changes in the Level 3 fair value measurement of contingent consideration were not material during the years ended December 31, 2021, 2020, or 2019.

DISCONTINUED OPERATIONS. Certain of our operations have been presented as discontinued. We present businesses whose disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results as discontinued operations when the components meet the criteria for held for sale, are sold, or spun-off. Presentation as discontinued operations is consistent for all periods presented. See Note 18, “Discontinued Operations” for further information.

RESTRUCTURING COSTS. We record liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. See Note 15, “Restructuring and Other Activities” for further information.

RESEARCH AND DEVELOPMENT. The Company conducts R&D activities to create new products, develop new applications for existing products, and enhance existing products. This includes direct R&D expenses as well as expenses incurred for R&D services from GE or other third parties. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. R&D costs are expensed as incurred.

ACCOUNTING CHANGES.

Recent Accounting Pronouncements Reflected in These Combined Financial Statements.

On January 1, 2021, we adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU removes certain exceptions from the guidance in ASC 740 related to intra-period tax allocations, interim calculations, and the recognition of deferred tax liabilities for outside basis differences and clarifies and simplifies several other aspects of accounting for income taxes. Different transition methods apply to the various income tax simplifications. For the changes requiring a retrospective or modified retrospective transition, the adoption of the new standard did not have a material impact to our combined financial statements.

On October 1, 2020, we adopted ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period. The adoption did not have a material impact to our combined financial statements.

On January 1, 2020, we adopted ASU No. 2016-13, Financial Instruments – Credit Losses. ASU 2016-13 requires us to prospectively record an allowance for credit losses for the expected credit losses inherent in the asset over its expected life, replacing the incurred loss model that recognized losses only when they became probable and estimable. We recorded a $26 million increase in our allowances for credit losses and a $19 million decrease to retained earnings, net of tax, reflecting the cumulative effect on retained earnings as a component of Net parent investment.

On January 1, 2020, we adopted ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU eliminates Step 2 of the goodwill impairment test and the qualitative assessment for any reporting unit with a zero or negative carrying amount. The ASU also requires an entity to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The adoption did not have a material impact on our combined financial statements.

On January 1, 2020, we adopted ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Our policies for capitalizing implementation costs incurred in a hosting arrangement were not impacted by the ASU. However, we have historically classified these capitalized costs within Property, plant, and equipment – net on our combined Statements of Financial Position and as Additions to property, plant, and equipment within Cash from (used for) investing activities on our combined Statements of Cash Flows. Under the new ASU, those capitalized costs are presented as All other assets on our combined Statements of Financial Position and within Cash from (used for) operating activities on our combined Statements of Cash Flows. We adopted this ASU on a prospective basis and capitalized $23 million and $19 million of implementation costs related to hosting arrangements that are service contracts during the years ended December 31, 2021 and 2020, respectively.

Other Recent Accounting Pronouncements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The ASU requires entities to disclose information about certain types of government assistance they receive, including cash grants and tax credits. The new guidance requires expanded disclosure regarding the qualitative and quantitative characteristics of the nature, amount, timing, and significant terms and conditions of transactions with a government arising from a grant or other forms of assistance accounted for under a contribution model. The Company adopted this guidance on January 1, 2022 using a prospective method, and the adoption did not have a material impact on our combined financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires companies to apply the definition of a performance obligation under ASC 606 to recognize and measure contract assets and contract liabilities relating to contracts with customers acquired in a business combination. Prior to the adoption of this ASU, an acquirer generally recognized assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at fair value on the acquisition date. The ASU results in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC 606. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our combined financial statements; however, the impact in future periods will be dependent upon the contract assets acquired and contract liabilities assumed in any future business combinations.

In July 2021, the FASB issued ASU No. 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. The ASU revises lessor lease classification guidance and requires accounting for certain leases with variable lease payments that do not depend on a reference index or rate as operating leases. Such classification is required if the lease would have been classified as a sales-type or direct financing lease in accordance with guidance in FASB ASC Topic 842 and the lessor would have otherwise recognized a day-one loss. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2022, and the adoption did not have a material impact on our combined financial statements.

NOTE 3.    REVENUE RECOGNITION

CONTRACT AND OTHER DEFERRED ASSETS. Contract assets primarily reflect revenue recognized on contracts in excess of billings based on contractual terms. Contract assets are classified as current or non-current based on the amount of time expected to lapse until the Company’s right to consideration becomes unconditional. Other deferred assets consist of costs to obtain contracts, primarily commissions, and other cost deferrals for shipped products, and deferred service, labor and direct overhead costs.

The change in contract and other deferred assets from 2020 to 2021 was not significant.

December 31	2021	2020
Contract assets	$433	$478
Other deferred assets	369	350

Contract and other deferred assets	802	828
Non-current contract assets(a)	19	15
Non-current other deferred assets	77	71

Total contract and other deferred assets	$898	$914

(a)	Non-current contract assets are included in All other assets in our combined Statements of Financial Position.

Capitalized costs to obtain a contract were $176 million and $147 million as of December 31, 2021 and 2020, respectively. Generally, these costs are recognized within two years of being capitalized. When recognized, the costs to obtain a contract are recorded in Selling, general and administrative in the combined Statements of Income.

CONTRACT LIABILITIES. Contract liabilities primarily include customer advances and deposits received when orders are placed and billings in advance of completion of performance obligations. Contract liabilities are classified as current or non-current based on the periods over which remaining performance obligations are expected to be satisfied and fulfilled with our customers.

As of December 31, 2021 and 2020, contract liabilities were approximately $2,496 million and $2,382 million, respectively, of which the non-current portion of $632 million and $569 million, respectively, was included in All other liabilities. Contract liabilities increased $114 million in 2021 primarily due to an increase in customer advances and deposits as a result of product orders growth relative to fulfillment. Revenue recognized related to the contract liabilities balance at the beginning of the year was approximately $1,552 million and $1,265 million for the years ended December 31, 2021 and 2020, respectively.

REMAINING PERFORMANCE OBLIGATIONS. As of December 31, 2021, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $14,571 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows: 1) product-related remaining performance obligation of $4,543 million of which 97% is expected to be recognized within two years, and the remaining thereafter; and 2) services-related remaining performance obligations of $10,028 million of which 64% and 96% is expected to be recognized within two and five years, respectively, and the remaining thereafter.

NOTE 4.    SEGMENT AND GEOGRAPHICAL INFORMATION

Operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) for the purpose of assessing performance and allocating resources. The Company’s CODM is its Chief Executive Officer (“CEO”). Our operating activities are managed through four operating segments: Imaging, Ultrasound, PCS, and PDx. These segments have been identified based on the nature of the products sold and how the Company manages its operations. No operating segments have been aggregated to form reportable segments.

The performance of these segments is principally measured based on revenues and an earnings metric defined as Income from continuing operations before income taxes, less Interest and other financial charges – net, Non-operating benefit costs, restructuring costs, acquisition and disposition related charges, gains and losses on business dispositions, Spin-Off and separation costs, amortization of acquisition-related intangible assets, and investment revaluation gains and losses (“Segment EBIT”).

Consistent accounting policies have been applied by all segments for all reporting periods. A description of our reportable segments as of and for the years ended December 31, 2021, 2020, and 2019 has been provided in Note 1, “Description of the Business and Basis of Presentation.”

SEGMENT INFORMATION.

The following table disaggregates Total revenues to external customers by segment and product category:

TOTAL REVENUES

Years ended December 31	2021	2020	2019
Imaging
Radiology	$8,019	$7,626	$7,695
Interventional Guidance	1,414	1,333	1,401

Total Imaging	9,433	8,959	9,096
Total Ultrasound	3,172	2,703	2,783
PCS
Monitoring Solutions	2,119	2,243	1,959
Life Support Solutions	796	1,432	764

Total PCS	2,915	3,675	2,723
Total PDx	2,018	1,780	1,993
Other(a)	47	47	38

Total revenues	$17,585	$17,164	$16,633

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

No customer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2021, 2020, or 2019. Additionally, no customers accounted for more than 10% of accounts receivable as of December 31, 2021 or 2020.

SEGMENT EBIT

Years ended December 31	2021	2020	2019
Segment EBIT
Imaging	$1,240	$1,182	$934
Ultrasound	885	640	652
PCS	356	698	263
PDx	693	504	695
Other(a)	(2)	(43)	(52)

	3,172	2,981	2,492
Restructuring costs	(155)	(134)	(160)
Acquisition, disposition related charges	(14)	—	—
Gain (loss) on business dispositions/divestments	2	(3)	3
Spin-Off and separation costs	—	(2)	(54)
Amortization of acquisition-related intangible assets	(90)	(83)	(92)
Investment revaluation gain (loss)	3	22	(1)
Interest and other financial charges – net	(40)	(66)	(88)
Non-operating benefit (costs)	(3)	(5)	(9)

Income from continuing operations before income taxes	$2,875	$2,710	$2,091

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

The Company does not report total assets by segment for internal or external reporting purposes as the Company’s CODM does not assess performance, make strategic decisions or allocate resources based on assets.

GEOGRAPHIC INFORMATION. Revenues are classified according to the region to which products and services are sold.

TOTAL REVENUES

Years ended December 31	2021	2020	2019
United States	$7,060	$7,146	$7,101
China	2,510	2,133	2,067
Other	8,015	7,885	7,465

Total revenues	$17,585	$17,164	$16,633

LONG-LIVED ASSETS

December 31	2021	2020
United States	$839	$808
China	357	357
Norway	228	204
Other	811	833

Total long-lived assets	$2,235	$2,202

NOTE 5.    RECEIVABLES

CURRENT RECEIVABLES.

December 31	2021	2020
Current customer receivables(a)	$3,028	$1,609

Non-income based tax receivables	163	143
Other sundry receivables	143	218

Sundry receivables	306	361
Allowance for credit losses	(107)	(93)

Total receivables – net	$3,227	$1,877

(a)

Chargebacks are primarily related to our PDx business and are recorded as a reduction to current customer receivables. Chargebacks are generally settled through issuance of credits, typically within one month of initial recognition. Balances related to chargebacks were $129 million and $119 million as of December 31, 2021 and 2020, respectively.

Activity in the allowance for credit losses related to current receivables for the years ended December 31, 2021, 2020, and 2019 consists of the following:

Balance at January 1, 2019	$94
Additions charged to costs and expenses	17
Write-offs	(29)
Foreign exchange and other	(3)

Balance at December 31, 2019	79
Impact of adopting ASU No. 2016-13	6

Balance at January 1, 2020	85
Additions charged to costs and expenses	18
Write-offs	(14)
Foreign exchange and other	4

Balance at December 31, 2020	93
Additions charged to costs and expenses	12
Write-offs	(10)
Foreign exchange and other	12

Balance at December 31, 2021	$107

Sales of customer receivables. The Company sells certain of its customer receivables to GE’s Working Capital Solutions (“WCS”) business or other third parties, and any discount related to time value of money is recognized by the Company when the customer receivables are sold. When we sell customer receivables to WCS or third parties, we accelerate the receipt of cash that would otherwise have been collected from customers. In any given period, the amount of cash received from sales of customer receivables compared to the cash we would have otherwise collected had those customer receivables not been sold represents the cash generated or used in the period relating to this activity. As of December 31, 2020, the Company sold approximately 50% of our gross customer receivables to WCS or third parties.

During 2021, the Company discontinued the majority of its factoring programs. As of December 31, 2021, WCS no longer holds any of the Company’s receivables. Separately from the factoring programs that have been discontinued, the Company from time to time sells current or long-term receivables to third parties in response to customer-sponsored requests or programs, to facilitate sales, or for risk mitigation purposes.

Activity related to customer receivables sold by the Company is as follows:

	2021	2020
Balance at January 1	$1,628	$1,662
GE HealthCare businesses sales to WCS and third parties(a)	5,456	10,457
Collections and other activities	(7,076)	(10,503)
Reclassification from long-term customer receivables	7	12

Balance at December 31	$15	$1,628

(a)	Sales to WCS are considered related party and were $5,442 million and $10,441 million for the years ended December 31, 2021 and 2020, respectively.

The Company had factored receivables of $1,126 million without recourse as of December 31, 2020. The Company had factored receivables of $502 million with recourse as of December 31, 2020. Under the programs, the Company incurred interest expense and finance charges of $21 million, $46 million and $73 million for the years ended December 31, 2021, 2020, and 2019, respectively, which are included in Interest and other financial charges – net in the combined Statements of Income. The proceeds for the programs are included in Cash from operating activities in the combined Statements of Cash Flows.

LONG-TERM RECEIVABLES. Long-term receivables are included in All other assets in our combined Statements of Financial Position.

December 31	2021	2020
Long-term customer receivables	$83	$63
Sundry receivables	49	48
Non-income based tax receivables	37	48
Supplier advances	—	7
Allowance for credit losses(a)	(31)	(31)

Total long-term receivables – net	$138	$135

(a)	Write-offs of long-term receivables were not material for the years ended December 31, 2021 and 2020.

NOTE 6.    FINANCING RECEIVABLES

December 31	2021	2020
Loans, net of deferred income	$25	$30
Investment in financing leases, net of deferred income	77	99
Allowance for credit losses(a)	(3)	(4)

Current financing receivables – net(b)	$99	$125

Loans, net of deferred income	41	51
Investment in financing leases, net of deferred income	149	185
Allowance for credit losses(a)	(4)	(6)

Non-current financing receivables – net(b)	$186	$230

(a)

Allowance for credit losses activity related to current and non-current financing receivables included write-offs, net of recoveries, of $2 million and $2 million for the years ended December 31, 2021 and 2020, respectively.

(b)	Current financing receivables and non-current financing receivables are included in All other current assets and All other assets, respectively, in our combined Statements of Financial Position.

Total financing receivables classified as held for sale were $17 million and $17 million as of December 31, 2021 and 2020, respectively. Total financing receivables sold were $104 million, $52 million, and $10 million for the years ended December 31, 2021, 2020, and 2019, respectively.

As of December 31, 2021, 5%, 4%, and 5% of financing receivables were over 30 days past due, over 90 days past due and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral. As of December 31, 2020, 2%, 1%, and 2% of financing receivables were over 30 days past due, over 90 days past due and on nonaccrual, respectively.

NOTE 7.    LEASES

OPERATING LEASES. As a lessee, the Company leases certain logistics, office, and manufacturing facilities, as well as vehicles and other equipment. Certain of the Company’s leases may include options to extend. Our ROU operating lease assets are included in Property, plant, and equipment – net in our combined Statements of Financial Position. Our operating lease liabilities, are included in All other current liabilities and All other liabilities in our combined Statements of Financial Position, as detailed below.

December 31	2021	2020
Operating lease ROU assets	$358	$405

Current operating lease liabilities	104	128
Non-current operating lease liabilities	262	283

Total operating lease liabilities	$366	$411

OPERATING LEASE EXPENSE

Years ended December 31	2021	2020	2019
Long term (fixed)	$114	$135	$123
Long term (variable)	67	64	85
Short-term	4	2	3

Total operating lease expense	$185	$201	$211

MATURITY OF LEASE LIABILITIES

	2022	2023	2024	2025	2026	Thereafter	Total
Undiscounted lease payments	$113	$93	$68	$45	$33	$46	$398
Less: imputed interest							(32)

Total lease liability as of December 31, 2021							$366

SUPPLEMENTAL INFORMATION RELATED TO OPERATING LEASES

December 31	2021	2020	2019
Operating cash flows used for operating leases	$128	$138	$150
Right-of-use assets obtained in exchange for new lease liabilities	$94	$168	$151
Weighted-average remaining lease term (in years)	4.7	4.9	5.0
Weighted-average discount rate	3.3%	3.8%	4.5%

FINANCE LEASES. The Company leases equipment manufactured or sold by the Company to customers through sales-type leases. Sales-type leases are included in financing receivables and are presented within All other current assets and All other assets in the combined Statements of Financial Position.

Finance lease income was $16 million, $13 million, and $13 million for the years ended December 31, 2021, 2020 and 2019, respectively, and is recorded in Other (income) expense – net in the combined Statements of Income.

NET INVESTMENT IN FINANCING LEASES

December 31	2021	2020
Total minimum lease payments receivable	$243	$305
Less: deferred income	(27)	(34)

Discounted lease receivable	216	271
Estimated unguaranteed residual value of leased assets, net of deferred income	10	13

Investment in financing leases, net of deferred income	$226	$284

CONTRACTUAL MATURITIES, DUE IN	2022	2023	2024	2025	2026	Thereafter	Total
Net minimum lease payments receivable	$84	$60	$41	$28	$17	$13	$243

We expect actual maturities to differ from contractual maturities, primarily as a result of prepayments.

NOTE 8.    ACQUISITIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

ACQUISITIONS. On December 21, 2021, the Company acquired 100% of the stock of BK Medical, a leader in surgical ultrasound imaging and guidance technology, for $1,466 million. The preliminary purchase price allocation resulted in goodwill of $1,020 million, amortizable intangible assets of $393 million, net tangible assets of $114 million, and net deferred tax liabilities of $61 million. The allocation of the purchase price is preliminary and subject to change within the measurement period as the Company finalizes the purchase price allocation and fair value estimates. The goodwill associated with the acquired business is non-deductible for tax purposes and is reported in the Ultrasound segment.

On May 5, 2021, the Company acquired 100% of the stock of Zionexa, a French-based company that is a leading innovator of in vivo oncology and neurology biomarkers for $32 million and potential earn-out payments valued at $91 million based primarily on sales targets and regulatory approvals. It is possible that our earn-out payments could exceed amounts accrued based on higher than forecasted sales. The purchase price allocation resulted in goodwill of $43 million, intangible assets of $114 million, deferred tax liabilities of $25 million, and other net liabilities assumed of $9 million. The goodwill associated with the acquired business is primarily deductible for tax purposes and is reported in the PDx segment.

On December 30, 2020, the Company acquired the remaining 69% of the stock of Prismatic Sensors AB, a Swedish-based company developing novel sensor technology for CT machines, for $74 million and potential earn-out payments valued at $20 million. The Company had a previous equity ownership in Prismatic Sensors AB with a fair value of $35 million. The purchase price allocation resulted in goodwill of $89 million, indefinite-lived intangible assets of $48 million, and other net liabilities assumed of $8 million. The goodwill associated with the acquired business is primarily deductible for tax purposes and is reported in the Imaging segment.

CHANGES IN GOODWILL BALANCES

	Imaging	Ultrasound	PCS	PDx	Total
Balance at January 1, 2020	$4,344	$2,857	$2,050	$2,491	$11,742

Acquisitions	89	—	—	—	89
Foreign exchange and other	16	11	8	2	37

Balance at December 31, 2020	4,449	2,868	2,058	2,493	11,868
Acquisitions	1	1,020	—	43	1,064
Foreign exchange and other	(17)	(12)	(9)	(2)	(40)

Balance at December 31, 2021	$4,433	$3,876	$2,049	$2,534	$12,892

In performing the annual goodwill impairment tests during 2021, 2020, and 2019, we determined that the fair values of each of our reporting units exceeded their carrying values. Therefore, no impairment was recorded.

Determining the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results and overall market valuations. It is reasonably possible that the judgments and estimates described above could change in future periods.

INTANGIBLE ASSETS

December 31	2021			2020
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer-related	$64	$(9)	$55	$17	$(10)	$7
Patents and technology	2,556	(1,713)	843	2,148	(1,662)	486
Capitalized software	2,500	(1,610)	890	2,620	(1,560)	1,060
Trademarks	43	(32)	11	41	(36)	5
Indefinite-lived assets(a)	48	—	48	45	—	45

Total	$5,211	$(3,364)	$1,847	$4,871	$(3,268)	$1,603

(a)	Indefinite-lived intangible assets primarily relate to acquired IPR&D prior to project completion, and are not amortized.

During 2021, we recorded additions to intangible assets subject to amortization of $657 million with a weighted-average useful life of nine years, including patents and technology of $449 million, with a weighted-average amortizable period of 11 years.

Amortization expense was $400 million, $408 million, and $434 million for the years ended December 31, 2021, 2020, and 2019, respectively. No material impairments of intangible assets were recognized in the years ended December 31, 2021, 2020, or 2019.

Estimated annual pre-tax amortization expense for intangible assets over the next five calendar years is as follows:

	2022	2023	2024	2025	2026
Estimated annual pre-tax amortization	$425	$353	$286	$242	$185

NOTE 9.    BORROWINGS

BORROWINGS. The Company had total long-term borrowings of $31 million as of both December 31, 2021 and 2020. These borrowings consist of bank borrowings and a product financing arrangement. The

Company had total short-term borrowings of $6 million and $4 million as of December 31, 2021 and 2020, respectively, of which $6 million and $3 million represent the current portion of long-term borrowings. These borrowings consist of bank borrowings and a product financing arrangement.

The bank borrowings pertain to agreements made between the Company and Austrian-based banks that are guaranteed by the Austrian Research Promotion Agency and have maturities ranging from 2022 through 2026. These borrowings are used to fund R&D initiatives of the Company. As of December 31, 2021 and 2020, the weighted-average interest rate on long-term bank borrowings was 0.53% and 0.67%, respectively. Interest expense recognized for these arrangements was not significant for the years ended December 31, 2021, 2020, and 2019. Interest expense is included in Interest and other financial charges – net in the combined Statements of Income.

The non-bank borrowings pertain to a product financing arrangement between the Company and a third party supplier whereby the supplier agreed to purchase inventory on the Company’s behalf. The Company signed a non-cancellable, non-returnable (“NCNR”) agreement to purchase the inventory from the supplier. The NCNR agreement was assigned to a bank as collateral for the financing that the supplier received from a bank to purchase the supplier’s inventory. The price that the Company paid the supplier for the inventory included the original price from the supplier plus management fees and financing costs. Interest expense recognized for these arrangements was not significant for the years ended December 31, 2021, 2020, and 2019.

LETTERS OF CREDIT, GUARANTEES AND OTHER COMMITMENTS. As of December 31, 2021 and 2020, the Company had unused letters of credit, bank guarantees, bid bonds and surety bonds of approximately $808 million and $824 million, respectively, related to certain commercial contracts. Additionally, we have approximately $63 million and $79 million of guarantees as of December 31, 2021 and 2020, respectively, primarily related to residual value guarantees on equipment sold to third-party finance companies. Our combined Statements of Financial Position reflect a liability of $5 million and $6 million as of December 31, 2021 and 2020, respectively, related to these guarantees. For credit-related guarantees, we estimate our expected credit losses related to off-balance sheet credit exposure consistent with the method used to estimate the allowance for credit losses on financial assets held at amortized cost.

NOTE 10.    POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS AND RETIREE HEALTH AND LIFE BENEFITS SPONSORED BY GE. Certain employees are covered under various pension and retiree health and life plans sponsored by GE, including principal pension plans, other pension plans, and principal retiree benefit plans. These plans are accounted for as multiemployer plans. Certain of these pension plans have been closed to new participants. Relevant participation costs for certain GE-sponsored employee benefit plans have been allocated to the Company and are included in the combined Statements of Income. These include service costs for active employees in the U.S. GE Pension Plan, certain international pension plans, the U.S. GE Supplementary Pension Plan, and the U.S. retiree benefit plan. We have not recorded any liabilities associated with our participation in these plans in our combined Statements of Financial Position as of December 31, 2021 and 2020. Expenses associated with our employees’ participation in the U.S. GE principal pension and principal retiree benefit plans, which represent the majority of related expense, were $96 million, $194 million, and $209 million for the years ended December 31, 2021, 2020, and 2019, respectively. Expenses associated with our employees’ participation in the U.S. Retirement Savings Plan represent the employer matching contributions for GE HealthCare employees and were $119 million, $83 million, and $86 million for the years ended December 31, 2021, 2020, and 2019, respectively. Expenses associated with our employees’ participation in GE’s non-U.S. based pension were $22 million, $19 million, and $15 million for the years ended December 31, 2021, 2020, and 2019, respectively.

PENSION PLANS SPONSORED BY GE HEALTHCARE. In addition to these GE-sponsored plans, certain of our employees also are covered by pension plans sponsored by the Company. Our pension plans in 2021 included 11 U.S. and non-U.S. pension plans with pension assets or obligations greater than $20 million. Smaller pension plans with pension assets or obligations less than $20 million are not presented in the following tables. We use a December 31 measurement date for these plans. These defined benefit plans generally provide benefits to employees based on formulas recognizing length of service and earnings. Certain of these pension plans have been closed to new participants.

GE HealthCare Sponsored Pension Plan Participants

Number of Participants as of December 31, 2021
Active employees	5,406
Vested former employees	2,418
Retirees and beneficiaries	3,621

Total participants	11,445

Funding. The funding policy for our pension plans is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus any additional amounts as we may determine to be appropriate. In 2021, we contributed $20 million to fund certain pension plans. We expect to contribute approximately $20 million to our pension plans in 2022.

Cost of Our Benefits Plans and Assumptions.

Components of expense (income) For the years ended December 31	2021	2020	2019
Service cost – Operating	$24	$23	$19

Interest cost	15	17	22
Expected return on plan assets	(27)	(26)	(25)
Amortization of net loss (gain)	17	18	13
Amortization of prior service cost (credit)	(4)	(4)	(4)
Curtailment/settlement loss (gain)	—	(1)	2

Non-operating	$1	$4	$8

Net periodic expense	$25	$27	$27

Weighted-average benefit obligations assumptions
Discount rate	1.91%	1.44%	1.80%
Compensation increases	2.81	2.65	2.85
Weighted-average benefit cost assumptions
Discount rate	1.44%	1.80%	2.50%
Expected rate of return on plan assets	5.39	5.40	5.82

Assumptions Used in Calculations and Sensitivities to Key Assumptions. Accounting requirements necessitate the use of assumptions to reflect the uncertainties and the length of time over which the pension obligations will be paid. The actual amount of future benefit payments will depend upon when participants retire, the amount of their benefit at retirement, and how long they live. To reflect the obligation in today’s U.S. Dollars, we discount the future payments using a rate that matches the time frame over which the payments will be made. We also assume a long-term rate of return that will be earned on investments used to fund these payments.

We evaluate these assumptions annually. We periodically evaluate other assumptions, such as retirement age, mortality, and turnover, and update them as necessary to reflect our actual experience and expectations for the future.

We determine the discount rate using the weighted average yields on high-quality fixed-income securities that have maturities consistent with the timing of benefit payments. Lower discount rates increase the size of the benefit obligations and pension expense in the following year; higher discount rates reduce the size of the benefit obligation and subsequent-year pension expense.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, we consider the current and target composition of plan investments, our historical returns earned and our expectations about the future.

Changes in key assumptions for our pension plans would have the following effects:

•

Discount rate — A 0.25 point increase in discount rate would decrease pension cost in 2022 by $2 million and would decrease the pension benefit obligation at December 31, 2021 by approximately $31 million.

•	Expected return on assets — A 0.5 point decrease in the expected return on assets would increase pension cost in 2022 by $3 million.

The compensation assumption is used to estimate the annual rate at which compensation of plan participants will grow. If the rate of growth assumed increases, the size of the pension obligations will increase, as will the amount recorded in equity attributable to the Company and amortized to earnings in subsequent periods.

We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

Plan Funded Status and Amounts Recorded in AOCI.

	2021	2020
Change in projected benefit obligations
Balance at January 1	$1,048	$965
Service cost	24	23
Interest cost	15	17
Participant contributions	1	1
Actuarial loss (gain) – net	(59)	45
Benefits paid	(44)	(47)
Curtailments	—	(6)
Exchange rate adjustments	(45)	50

Balance at December 31	$940	$1,048

Change in plan assets
Balance at January 1	$537	$482
Actual gain (loss) on plan assets	44	73
Employer contributions	20	22
Participant contributions	1	1
Benefits paid	(44)	(47)
Exchange rate adjustments	(5)	6

Balance at December 31	$553	$537

Funded status – surplus (deficit)	$(387)	$(511)

Amounts recorded in the combined Statements of Financial Position
Non-current assets – other	$97	$48
Current liabilities – other	(18)	(16)
Non-current liabilities – compensation and benefits	(466)	(543)

Net amount recorded	$(387)	$(511)

Amounts recorded in AOCI
Prior service cost (credit)	$(9)	$(15)
Net loss (gain)	138	242

Total recorded in AOCI	$129	$227

In 2022, we estimate that we will amortize $4 million of prior service credit and $6 million of net actuarial loss from AOCI into pension expense.

The Composition of Our Plan Assets. The fair value of our pension plans’ investments is presented below. The inputs and valuation techniques used to measure the fair value of the assets are consistently applied and described in Note 2, “Summary of Significant Accounting Policies.”

December 31	2021	2020
Global equity securities	$61	$43
Debt securities	200	163
Real estate	20	18
Private equities and other investments	70	67

Plan assets measured at fair value	351	291

Global equity securities	83	136
Debt securities	47	49
Real estate	11	10
Private equities and other investments	61	51

Plan assets measured at net asset value	202	246

Total plan assets	$553	$537

Those investments that were measured at net asset value (“NAV”) as a practical expedient were excluded from the fair value hierarchy. Investments with a fair value of $76 million and $70 million as of December 31, 2021 and 2020, respectively, were classified within Level 3 of the fair value hierarchy and primarily relate to private equities, insurance contracts and real estate. The remaining investments were all considered Level 1 and 2.

Weighted Average Asset Allocation of Pension Plans.

2021 allocation	Target	Actual
Global equity securities	25%	28%
Debt securities (including cash equivalents)	47	49
Real estate	5	6
Private equities and other instruments	23	17

Plan fiduciaries of our pension plans set investment policies and strategies for the assets held in trust and oversee its investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies, and setting long-term strategic targets. Long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plan, a balance between risk and return, and the plan’s liquidity needs. The plan utilizes a combination of long-dated corporate bonds, treasuries, and derivatives to implement its investment strategies as well as for hedging asset and liability risks. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

Expected Future Benefit Payments of Our Benefit Plans.

	2022	2023	2024	2025	2026	2027-2031
Estimated future benefit payments	$49	$48	$48	$54	$51	$260

PRE-TAX COST OF POSTRETIREMENT BENEFIT PLANS AND CHANGES IN OTHER COMPREHENSIVE INCOME

Years ended December 31	2021	2020	2019
Cost of postretirement benefit plans	$23	$29	$26

Changes in other comprehensive loss (income)
Net loss (gain) – current year	(86)	10	51
Reclassifications out of AOCI
Amortization of net gain (loss)	(16)	(18)	(13)
Amortization of prior service credit (cost)	4	4	4

Total changes in other comprehensive loss (income)	(98)	(4)	42

Cost (income) of postretirement benefit plans and changes in other comprehensive loss (income)	$(75)	$25	$68

NOTE 11.    INCOME TAXES

The provision for income taxes calculations have been prepared on a separate return basis as if the Company were a separate group of companies under common ownership. However, the results have been combined as if the Company were filing on a combined basis for U.S. federal, U.S. state, and non-U.S. income tax purposes, where permissible by law. The Company is subject to income taxes in the U.S. (both federal and state) and in numerous foreign jurisdictions. Changes in the tax laws or regulations in these jurisdictions, or in positions by the relevant authorities regarding their application, administration or interpretation, may affect our tax liability, return on investments and business operations.

INCOME BEFORE INCOME TAXES

Years ended December 31	2021	2020	2019
U.S. income	$1,587	$1,620	$547
Non-U.S. income	1,288	1,090	1,544

Total	$2,875	$2,710	$2,091

PROVISION FOR INCOME TAXES

Years ended December 31	2021	2020	2019
Current
U.S. Federal	$141	$250	$89
Non-U.S.	422	463	293
U.S. State	55	65	48
Deferred
U.S. Federal	82	—	(92)
Non-U.S.	(101)	(129)	90
U.S. State	1	3	(18)

Total	$600	$652	$410

The Tax Cuts and Jobs Act (“TCJA”) imposes tax on U.S. shareholders for global intangible low-taxed income (“GILTI”) earned by certain non-U.S. subsidiaries. The Company has elected to account for GILTI as a period cost.

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

Years ended December 31	2021	2020	2019
Income before taxes	$2,875	$2,710	$2,091

Tax expected at 21.0%	604	569	439
Foreign operations	(43)	42	82
U.S. tax on foreign operations	(23)	(45)	(127)
Uncertain tax positions	11	25	1
R&D benefits	(32)	(30)	(38)
State taxes, net of federal benefit	45	47	21
Valuation allowance	33	37	23
Other	5	7	9

Provision for income taxes	$600	$652	$410

Actual income tax rate	20.9%	24.1%	19.6%

UNRECOGNIZED TAX BENEFITS. The Company is subject to periodic tax audits by tax authorities in the U.S. (both federal and state) and the numerous countries in which we operate. In 2021, the Company settled with tax authorities in certain foreign jurisdictions. While the Company currently is being audited in a number of jurisdictions for tax years 2004-2020, including China, Norway, France, Germany, the United Kingdom, and the U.S., we believe that there are no jurisdictions in which the ultimate outcome of unresolved issues or claims is likely to be material to the results of operations, financial position, or cash flows. We believe that we have made adequate provisions for all unrecognized tax benefits.

UNRECOGNIZED TAX BENEFITS RECONCILIATION

The balance of unrecognized tax benefits, the amount of related interest and penalties, and what we believe to be the range of reasonably possible changes in the next 12 months are as follows:

	2021	2020	2019
Balance at January 1	$684	$622	$650
Additions for tax positions of the current year	9	18	15
Additions for tax positions of prior years	14	78	23
Reductions for tax positions of prior years	(78)	(17)	(48)
Settlements with tax authorities	(262)	(14)	(16)
Expiration of the statute of limitations	(2)	(3)	(2)

Balance at December 31	$365	$684	$622

UNRECOGNIZED TAX BENEFITS

December 31	2021	2020	2019
Unrecognized tax benefits	$365	$684	$622
Accrued interest on unrecognized tax benefits	53	72	70
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	36	64	137
Portion that, if recognized, would reduce tax expense and effective tax rate	111	99	106

We classify interest on tax deficiencies as interest expense; we classify income tax penalties as a provision for income taxes. For the years ended December 31, 2021, 2020, and 2019, $9 million, $6 million, and $1 million of Interest and other financial charges – net, respectively, was recognized in our combined Statements of Income. No accrual for penalties was made in the periods.

DEFERRED INCOME TAXES. We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50%). Significant judgment is required in determining whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets at December 31, 2021, we considered all available evidence, including the nature of financial statement losses, reversing taxable temporary differences, estimated future operating profits, and tax planning strategies.

DEFERRED INCOME TAXES

December 31	2021	2020
Total assets	$1,287	$1,489
Total liabilities	(385)	(459)

Net deferred income tax asset (liability)	$902	$1,030

COMPONENTS OF THE NET DEFERRED INCOME TAX ASSET (LIABILITY)

December 31	2021	2020
Deferred tax assets
Employee benefits	$255	$301
Contract liabilities	186	140
Inventories	83	89
Operating loss carryforwards	138	114
Other accrued expenses	36	62
Receivables	54	54
Lease liabilities	62	58
Tax credit carryforwards	133	122
Contract assets	120	118
Property, plant, and equipment	413	349
Capitalized R&D	307	356

Total deferred income tax asset	1,787	1,763
Valuation allowances	(279)	(250)

Total deferred income tax asset after valuation allowance	$1,508	$1,513

Deferred tax liabilities
Goodwill & other intangible assets	$(517)	$(422)
ROU assets	(56)	(53)
Other	(33)	(8)

Total deferred income tax liability	$(606)	$(483)

Net deferred income tax asset (liability)	$902	$1,030

Valuation allowances primarily relate to non-U.S. deferred taxes where there were historical losses and U.S. federal/state credit carryforwards. Activity in the valuation allowance for the years ended December 31, 2021, 2020, and 2019 consists of the following:

Balance at January 1, 2019	$214
Provision for income taxes	26
Foreign exchange and other	(12)

Balance at December 31, 2019	228
Provision for income taxes	43
Foreign exchange and other	(21)

Balance at December 31, 2020	250
Provision for income taxes	39
Foreign exchange and other	(10)

Balance at December 31, 2021	$279

Write-offs of valuation allowances were not material for the years ended December 31, 2021, 2020, and 2019.

Net Operating Losses. As of December 31, 2021, the Company had net operating loss carryforwards of $1,586 million (primarily related to Sweden and Brazil, which can be carried forward indefinitely). The gross net operating loss carryforwards resulted in a deferred tax asset of $349 million at December 31, 2021. This amount excludes accruals of $211 million for unrecognized tax benefits the Company has recorded related to the underlying tax positions which generated the net operating losses.

Undistributed Earnings. Substantially all of the undistributed earnings of our foreign subsidiaries are indefinitely reinvested in active non-U.S. business operations, and there are no current plans to repatriate these earnings to fund U.S. operations. As of December 31, 2021, the cumulative amount of indefinitely reinvested foreign earnings was approximately $11,742 million. Computation of any deferred tax liability associated with any other remaining basis differences is not practicable.

NOTE 12.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) – NET

	Currency translation adjustment	Benefit plans	Cash flow hedges	Total AOCI
January 1, 2019	$1,644	$257	$(22)	$1,879
AOCI before reclasses – net of taxes of $23, $(29) and $(3)	61	64	17	142
Reclasses from AOCI – net of taxes of $—, $(22) and $(6)	—	(11)	12	1

December 31, 2019	1,705	310	7	2,022
AOCI before reclasses – net of taxes of $(16), $21 and $(10)	(374)	6	36	(332)
Reclasses from AOCI – net of taxes of $—, $40 and $6(a)	(688)	(136)	(27)	(851)

December 31, 2020	643	180	16	839
AOCI before reclasses – net of taxes of $9, $57 and $12	326	(74)	(40)	212
Reclasses from AOCI – net of taxes of $—, $(37) and $3	—	(6)	(8)	(14)

December 31, 2021	$969	$100	$(32)	$1,037

(a)	The total reclassification from AOCI included $836 million related to the sale of our BioPharma business in 2020, including currency translation of $688 million, net of taxes.

NOTE 13.    DERIVATIVES AND HEDGING

December 31	2021			2020
	Gross notional	All other current assets	All other current liabilities	Gross notional	All other current assets	All other current liabilities
Foreign exchange contracts, accounted for as hedges	$2,463	$49	$11	$1,608	$20	$32

Foreign exchange contracts	7,510	29	37	3,703	20	26
Embedded derivatives	789	6	8	248	1	12
Commodity exchange	24	3	—	33	5	—

Derivatives not accounted for as hedges	8,323	38	45	3,984	26	38

Total derivatives	$10,786	$87	$56	$5,592	$46	$70

CASH FLOW HEDGES. Cash flow hedges primarily relate to foreign exchange contracts. Gains (losses) recognized in AOCI related to cash flow hedges were $40 million, $(36) million, and $(17) million for the years ended December 31, 2021, 2020, and 2019, respectively.

Changes in the fair value of cash flow hedges are recorded in AOCI and recorded in earnings in the period in which the hedged transaction occurs. The total amount in AOCI related to cash flow hedges of forecasted transactions was a $32 million loss at December 31, 2021. We expect to reclassify $27 million of gains to earnings in the next 12 months contemporaneously with the earnings effects of the related forecasted transactions. Net gains (losses) reclassified from AOCI into earnings were $8 million, $27 million, and $(12) million for the years ended December 31, 2021, 2020, and 2019, respectively. At December 31, 2021, the maximum term of derivative instruments that hedge forecasted transactions was approximately 3 years.

The table below presents the gains (losses) of our derivative financial instruments in the combined Statements of Income:

Years ended December 31	2021		2020		2019
	Cost of products	Other (income) expense - net	Cost of products	Other (income) expense - net	Cost of products	Other (income) expense - net
Effects of cash flow hedges(a)	$8	$—	$11	$—	$(20)	$—
Effects of fair value hedges(b)	12	(24)	(15)	19	50	16
Effects of derivatives not designated as hedges(c)	—	(10)	—	9	—	(2)

(a)	The effects of cash flow hedges represent the net impact for derivatives maintained in a cash flow hedging relationship.
(b)	The effects of fair value hedges represent the net impact of hedges of monetary assets and liabilities subject to remeasurement.
(c)	The effects of derivatives not designated as hedges represent stand-alone economic hedges.

NOTE 14.    COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

GUARANTEES. The Company has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 9, “Borrowings” for further information. In addition, GE has provided parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects.

PRODUCT WARRANTIES. We provide warranty coverage to our customers as part of customary practices in the market to provide assurance that the products we sell comply with agreed upon specifications. We provide for estimated product warranty expenses when we sell the related products. Because warranty accruals are estimates that are based on the best available information, mostly historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	2021	2020	2019
Balance at January 1	$157	$152	$133
Current-year provisions	228	207	223
Expenditures	(221)	(205)	(204)
Other changes	(3)	3	—

Balance at December 31	$161	$157	$152

As of December 31, 2021 and 2020, warranty obligations are primarily expected to be incurred in less than 12 months and therefore are classified as a current liability in All other current liabilities. See Note 16, “Supplemental Financial Information” for further information.

LEGAL MATTERS. In the normal course of our business, we are involved from time to time in various arbitrations; class actions; commercial, intellectual property, and product liability litigation; government investigations; investigations by competition/antitrust authorities; and other legal, regulatory, or governmental actions, including the significant matter described below that could have a material impact on our results of operations. In many proceedings, including the specific matter described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties, and other factors that may have a material effect on the outcome. For such matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. Service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia (the “District Court”) against a number of pharmaceutical and medical device companies, including GE Healthcare and certain affiliates, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint seeks monetary relief and alleges that the defendants provided funding for an Iraqi terrorist organization through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court granted defendants’ motions to dismiss and dismissed all of the plaintiffs’ claims. In January 2022, a panel of the U.S. Court of Appeals for the District of Columbia Circuit reversed the District Court’s decision. In February 2022, the defendants requested review of the decision by all of the judges on the U.S. Court of Appeals for the District of Columbia Circuit.

ENVIRONMENTAL AND ASSET RETIREMENT OBLIGATIONS. Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal, and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities. Liabilities for environmental remediation and nuclear decommissioning exclude possible insurance recoveries. Due to uncertainties or changes regarding the status of laws, regulations, technology, and information related to individual sites and lawsuits, it is reasonably possible that our exposure will exceed amounts accrued, and amounts not currently reasonably estimable and or probable may need to be accrued in future periods.

Our environmental remediation liabilities, which are measured on an undiscounted basis, were $9 million and $6 million at December 31, 2021 and 2020, respectively.

We record asset retirement obligations, which primarily relate to nuclear decommissioning, associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are generally capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life. Our asset retirement obligations were $264 million and $257 million at December 31, 2021 and 2020, respectively, and are recorded in All other current liabilities and All other liabilities in our combined Statements of Financial Position. Changes in the liability balance were mainly due to settlement, accretion and revisions in fair value, and were not material for the years ended December 31, 2021, 2020, and 2019.

NOTE 15.    RESTRUCTURING AND OTHER ACTIVITIES

Restructuring and other activities relate primarily to costs incurred to reduce headcount and consolidate facilities. Specifically, restructuring and other charges primarily include facility exit costs, employee-related termination benefits associated with workforce reductions, asset write-downs, and cease-use costs. For segment reporting, restructuring and other activities are not allocated.

As a result of restructuring initiatives, we recorded expenses of $155 million, $134 million, and $160 million for the years ended December 31, 2021, 2020, and 2019, respectively. These restructuring initiatives are expected to result in additional expenses of approximately $12 million, to be incurred primarily in 2022, substantially related to employee-related separation costs. Restructuring expenses are included as part of Cost of products, Cost of services, or Selling, general and administrative, as appropriate, in the combined Statements of Income.

Years ended December 31	2021	2020	2019
Employee termination costs	$127	$108	$110
Facility and other exit costs	20	11	19
Asset write-downs	8	15	31

Total Restructuring and other activities	$155	$134	$160

Liabilities related to restructuring are primarily included in All other current liabilities and totaled $58 million and $49 million as of December 31, 2021 and 2020.

NOTE 16.    SUPPLEMENTAL FINANCIAL INFORMATION

INVENTORIES.

December 31	2021	2020
Raw materials	$900	$726
Work in process	104	62
Finished goods	942	806

Inventories	$1,946	$1,594

Certain inventory items are long-term in nature and therefore have been classified within All other assets in the combined Statements of Financial Position. See the supplemental table for All other assets for further information.

PROPERTY, PLANT, AND EQUIPMENT – NET.

	Depreciable lives (in years)	Original cost		Accumulated depreciation		Net carrying value
December 31		2021	2020	2021	2020	2021	2020
Land and improvements(a)	8	$77	$70	$(1)	$(1)	$76	$69
Buildings, structures, and related equipment	8 - 40	1,756	1,736	(1,006)	(969)	750	767
Machinery and equipment(b)	4 - 20	2,466	2,346	(1,746)	(1,665)	720	681
Leasehold costs and manufacturing plants under construction	1 - 10	394	333	(63)	(53)	331	280

Property, plant, and equipment – net, exclusive of ROU operating lease assets		$4,693	$4,485	$(2,816)	$(2,688)	$1,877	$1,797

ROU operating lease assets(c)						358	405

Property, plant, and equipment – net						$2,235	$2,202

(a)	Depreciable lives exclude land.
(b)

Equipment leased to others is included in Machinery and equipment. This is equipment we own that is leased to customers and is stated at cost less accumulated depreciation, and was equal to $40 million and $37 million as of December 31, 2021 and 2020, respectively.

(c)	See Note 7, “Leases” for further information.

Depreciation and amortization related to property, plant, and equipment was $225 million, $222 million, and $225 million for the years ended December 31, 2021, 2020, and 2019, respectively.

ALL OTHER CURRENT AND NON-CURRENT ASSETS.

December 31	2021	2020
Prepaid expenses and deferred costs	$163	$144
Financing receivables – net	99	125
Derivative instruments	87	46
Other(a)	88	98

All other current assets	$437	$413

Equity method and other investments	$341	$344
Financing receivables – net	186	230
Long-term receivables – net	138	135
Long-term inventories	123	160
Long-term contract and other deferred assets	96	86
Other(b)	163	215

All other non-current assets	$1,047	$1,170

(a)	Current Other primarily consists of miscellaneous deferred charges.
(b)	Non-current Other primarily consists of long-term prepaid expenses, overfunded pension and other postretirement benefit plans, and advances to suppliers.

EQUITY METHOD INVESTMENTS.

	Ownership percentage	Equity method investment balance		Equity method income (loss)
December 31		2021	2020	2021	2020	2019
Nihon Medi-Physics Limited	50%	$200	$233	$22	$8	$19
Other		23	18	5	(1)	(1)

Total		$223	$251	$27	$7	$18

ALL OTHER CURRENT AND NON-CURRENT LIABILITIES.

December 31	2021	2020
Employee compensation and benefit liabilities(a)	$884	$923
Sales allowances, equipment projects, and other commercial liabilities	302	301
Uncertain and other income taxes and related liabilities	245	287
Product warranties	161	157
Accrued freight and utilities	118	132
Operating lease liabilities	104	128
Derivative instruments	56	70
Environmental and asset retirement obligations	35	37
Other	257	285

All other current liabilities	$2,162	$2,320

Non-current contract liabilities	$632	$569
Operating lease liabilities	262	283
Environmental and asset retirement obligations	238	226
Uncertain and other income taxes and related liabilities	133	171
Capital lease obligation	34	22
Sales allowances, equipment projects and other commercial liabilities	30	74
Other(b)	155	90

All other non-current liabilities	$1,484	$1,435

(a)	Employee compensation and benefit liabilities primarily consists of accrued payroll, commissions, employee compensation and benefits, pension, and other postretirement benefit obligations.
(b)	Non-current Other primarily consists of acquisition-related contingent consideration.

REDEEMABLE NONCONTROLLING INTERESTS. All noncontrolling interests with redemption features, such as put options, that are not solely within our control are reported in the combined Statements of Financial Position between liabilities and equity at the greater of redemption value or initial carrying value. The activity attributable to redeemable noncontrolling interests for the years ended December 31, 2021, 2020, and 2019 is presented below.

	2021	2020	2019
Balances as of January 1	$223	$217	$215
Net income attributable to redeemable noncontrolling interests	39	48	24
Distributions to and exercise of redeemable noncontrolling interests	(42)	(42)	(22)

Balances as of December 31	$220	$223	$217

OTHER INCOME (EXPENSE) – NET.

Years ended December 31	2021	2020	2019
Net interest and investment income	$34	$49	$36
Equity method investment income	27	7	18
Other items, net(a)	62	5	10

Total other income (expense) – net	$123	$61	$64

(a)	Other items primarily consists of licensing and royalty income and realized foreign exchange gains and losses related to derivatives.

NOTE 17.    RELATED PARTIES

GE provides the Company with significant corporate, infrastructure and shared services. Some of these services will continue to be provided by GE to the Company on a temporary basis after the separation is completed under transition services agreements. Accordingly, as described in Note 1, “Description of the Business and Basis of Presentation,” certain corporate and shared costs have been charged on the basis of direct usage by the Company as follows:

(a)

Employees of the Company participate in pensions and benefit plans that are sponsored by GE. The Company was charged $237 million, $296 million, and $310 million for the years ended December 31, 2021, 2020, and 2019, respectively. These costs are charged directly to the Company based on the specific employee eligibility for those benefits. See Note 10, “Postretirement Benefit Plans” for further information.

(b)

GE grants various employee benefits to its group employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily include stock options and restricted stock units. Compensation expense associated with this plan was $76 million, $80 million, and $74 million for the years ended December 31, 2021, 2020, and 2019, respectively, which are included primarily in Selling, general and administrative in the combined Statements of Income. These costs are charged directly to the Company based on the specific employees receiving awards.

Additionally, certain GE Corporate Costs are charged to the Company based on allocation methodologies as follows:

(a)

Centralized services such as public relations, investor relations, treasury and cash management, executive management, security, government relations, community outreach and corporate internal audit services are charged to the Company on a pro rata basis of GE’s estimates of each company’s usage at the beginning of the fiscal year and are recorded in Selling, general and administrative. Costs of $56 million, $67 million, and $71 million for the years ended December 31, 2021, 2020, and 2019, respectively, were recorded in the combined Statements of Income.

(b)

Costs associated with employee medical insurance totaling $132 million, $137 million, and $139 million for the years ended December 31, 2021, 2020, and 2019, respectively, were charged to the Company based on employee headcount and are recorded in Cost of product, Cost of services, Selling, general and administrative, or Research and development based on the employee population.

(c)

Information technology, finance, insurance, research, supply chain, human resources, tax, and facilities activities are charged to the Company based on headcount, revenue, or other allocation methodologies. The Company incurred expenses for these services of $455 million, $503 million, and $685 million for the years ended December 31, 2021, 2020, and 2019, respectively, which are primarily included in Selling, general and administrative and Research and development in the combined Statements of Income.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company during 2021, 2020, and 2019. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

The Company participates in factoring programs, the majority of which were discontinued in 2021. The Company factored U.S. and non-U.S. receivables through WCS on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. See Note 5, “Receivables” for further information.

The Company participates in centralized GE Treasury programs. This arrangement is not reflective of the manner in which the Company would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Long-term intercompany financing, including strategic financing, and centralized cash management arrangements, are used to fund expansion or certain working capital needs. All adjustments relating to certain transactions among the Company, GE and GE entities, which include the transfer of the balance of cash to GE, transfer of the balance of cash held in centralized cash management arrangements to GE, settlement of certain intercompany debt between the Company and GE or GE entities, and pushdown of all costs of doing business that were paid on behalf of the Company by GE or GE entities, are excluded from the asset and liability balances in the combined Statements of Financial Position. These amounts have instead been reported within Net parent investment as a component of equity. As of December 31, 2021 and 2020, respectively, aggregate related party liabilities (net) of $195 million and $139 million were reclassified to Net parent investment in the combined Statements of Financial Position.

The Company’s related party revenues were not significant for the years ended December 31, 2021, 2020, and 2019. The majority of related party revenues were generated from sales made to former GE industrial business units.

NOTE 18.    DISCONTINUED OPERATIONS

In February 2019, we announced an agreement to sell our BioPharma business to Danaher Corporation. On March 31, 2020, we completed the sale for $20,718 million, after certain working capital adjustments. The consideration consisted of $20,301 million in cash and $417 million of pension liabilities that were assumed by Danaher Corporation. The combined Statements of Income present the results of the BioPharma business as discontinued operations in the historical periods prior to sale, as further disclosed below.

RESULTS OF DISCONTINUED OPERATIONS

Years ended December 31	2021	2020	2019
Sales of products	$—	$785	$3,113
Sales of services	—	45	176

Total revenues	—	830	3,289
Cost of products	—	230	1,035
Cost of services	—	28	96
Selling, general and administrative	—	142	559
Research and development	—	44	169

Operating income of discontinued operations	—	386	1,430
Non-operating income (loss)(a)	—	(7)	37
Gain on disposal	16	12,782	—

Income of discontinued operations before income taxes	16	13,161	1,467
Benefit (provision) for income taxes(b)	2	(1,317)	(1,596)

Income (loss) from discontinued operations, net of taxes before deduction for noncontrolling interests	18	11,844	(129)
Net (income) loss attributable to noncontrolling interests	—	(5)	1

Income (loss) of discontinued operations, net of taxes	$18	$11,839	$(128)

(a)

Non-operating income (loss) includes Interest and other financial charges – net, Non-operating benefit costs, and Other (income) expense – net related to the discontinued operations of the BioPharma business.

(b)	The income tax provision recognized in 2019 is driven primarily by accelerated taxes in association with the sale of the BioPharma business.

NOTE 19.    SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying combined Statements of Financial Position through July 29, 2022, the date these financial statements were available for issuance, for potential recognition or disclosure in the combined financial statements. There were no material recognized or unrecognized subsequent events.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

For the nine months ended September 30 ($ in millions)	2022	2021
Sales of products	$8,702	$8,209
Sales of services	4,701	4,787

Total revenues	13,403	12,996

Cost of products	5,825	5,295
Cost of services	2,331	2,389

Gross profit	5,247	5,312

Selling, general and administrative	2,747	2,653
Research and development	755	591

Total operating expenses	3,502	3,244

Operating income	1,745	2,068

Interest and other financial charges – net	18	34
Non-operating benefit (income) costs	(4)	2
Other (income) expense – net	(63)	(88)

Income from continuing operations before income taxes	1,794	2,120
Provision for income taxes	(412)	(421)

Net income from continuing operations	1,382	1,699
Income from discontinued operations, net of taxes	12	18

Net income	1,394	1,717
Net (income) loss attributable to noncontrolling interests	(32)	(34)

Net income attributable to GE HealthCare	$1,362	$1,683

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

For the nine months ended September 30 ($ in millions)	2022	2021
Net income attributable to GE HealthCare	$1,362	$1,683
Net (income) loss attributable to noncontrolling interests	(32)	(34)

Net income	1,394	1,717
Other comprehensive income (loss):
Currency translation adjustments – net of taxes	(937)	(130)
Benefit plans – net of taxes	8	11
Investment securities and cash flow hedges – net of taxes	24	41

Other comprehensive income (loss)	(905)	(78)

Comprehensive income	489	1,639
Comprehensive (income) loss attributable to noncontrolling interests	(32)	(34)

Comprehensive income attributable to GE HealthCare	$457	$1,605

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

($ in millions)	September 30, 2022	December 31, 2021
Cash, cash equivalents, and restricted cash	$500	$556
Receivables – net of allowances of $91 and $107	3,075	3,227
Due from related parties	13	32
Inventories	2,200	1,946
Contract and other deferred assets	902	802
All other current assets	588	437

Current assets	7,278	7,000

Property, plant, and equipment – net	2,080	2,235
Goodwill	12,767	12,892
Other intangible assets – net	1,598	1,847
Deferred income taxes	1,313	1,287
All other assets	1,031	1,047

Total assets	$26,067	$26,308

Short-term borrowings	$12	$6
Accounts payable	2,687	2,540
Due to related parties	138	189
Contract liabilities	1,764	1,864
All other current liabilities	2,034	2,162

Current liabilities	6,635	6,761

Long-term borrowings	31	31
Compensation and benefits	623	751
Deferred income taxes	368	385
All other liabilities	1,334	1,484

Total liabilities	8,991	9,412

Redeemable noncontrolling interests	198	220

Net parent investment	18,801	17,692
Accumulated other comprehensive (loss) – net	(1,942)	(1,037)

Total equity attributable to GE HealthCare	16,859	16,655
Noncontrolling interests	19	21

Total equity	16,878	16,676

Total liabilities, redeemable noncontrolling interests and equity	$26,067	$26,308

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

($ in millions)	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of January 1, 2022	$17,692	$(1,037)	$21	$16,676
Net income	1,362	—	8	1,370
Currency translation adjustments – net of taxes	—	(937)	(1)	(938)
Benefit plans – net of taxes	—	8	—	8
Investment securities and cash flow hedges – net of taxes	—	24	—	24
Transfers (to) Parent	(253)	—	—	(253)
Changes in equity attributable to noncontrolling interests	—	—	(9)	(9)

Balances as of September 30, 2022	$18,801	$(1,942)	$19	$16,878

($ in millions)	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of January 1, 2021	$15,566	$(839)	$24	$14,751
Net income	1,683	—	8	1,691
Currency translation adjustments – net of taxes	—	(130)	—	(130)
Benefit plans – net of taxes	—	11	—	11
Investment securities and cash flow hedges – net of taxes	—	41	—	41
Transfers (to) Parent	(1,699)	—	—	(1,699)
Changes in equity attributable to noncontrolling interests	—	—	(5)	(5)

Balances as of September 30, 2021	$15,550	$(917)	$27	$14,660

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the nine months ended September 30 ($ in millions)	2022	2021
Net income	$1,394	$1,717
Income from discontinued operations, net of taxes	12	18

Net income from continuing operations	$1,382	$1,699
Adjustments to reconcile Net income from continuing operations to Cash from (used for) operating activities
Depreciation and amortization of property, plant, and equipment	169	168
Amortization of intangible assets	307	303
Gain on fair value remeasurement of contingent consideration	(49)	—
Provision for income taxes	412	421
Cash paid during the period for income taxes	(664)	(449)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Receivables	(107)	(570)
Due from related parties	22	33
Inventories	(542)	(323)
Contract and other deferred assets	(168)	3
Accounts payable	369	382
Due to related parties	(45)	(33)
Contract liabilities	49	27
All other operating activities	(64)	(43)

Cash from (used for) operating activities – continuing operations	1,071	1,618

Cash flows – investing activities
Additions to property, plant, and equipment	(233)	(170)
Dispositions of property, plant, and equipment	3	16
Additions to internal-use software	—	(5)
Purchase of businesses, net of cash acquired	—	(26)
All other investing activities	(73)	(44)

Cash from (used for) investing activities – continuing operations	(303)	(229)

Cash flows – financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	8	(6)
Newly issued debt (maturities longer than 90 days)	3	5
Repayments and other reductions (maturities longer than 90 days)	(4)	(8)
Transfers (to) Parent	(703)	(1,633)
All other financing activities	(89)	(22)

Cash from (used for) financing activities – continuing operations	(785)	(1,664)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(40)	(23)

Increase (decrease) in cash, cash equivalents, and restricted cash	(57)	(298)
Cash, cash equivalents, and restricted cash at beginning of year	561	1,012

Cash, cash equivalents, and restricted cash at end of period	$504	$714

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

GE HEALTHCARE

A BUSINESS OF GENERAL ELECTRIC COMPANY

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(U.S. Dollars in millions unless otherwise stated)

NOTE 1.     BASIS OF PRESENTATION

BASIS OF PRESENTATION. GE HealthCare (“the Company,” “our,” or “we”) historically operated as a consolidated business of General Electric Company (“GE” or “Parent”). The unaudited condensed combined financial statements have been derived from the consolidated financial statements and accounting records of GE, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues and direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. These unaudited condensed combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented.

We have prepared the accompanying unaudited condensed combined financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. Accordingly, certain information related to our significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been condensed or omitted. These unaudited condensed combined financial statements reflect, in the opinion of management, all material adjustments (which include only normally recurring adjustments) necessary to fairly state, in all material respects, our financial position, results of operations, and cash flows for the periods presented. These unaudited condensed combined financial statements should be read in conjunction with the financial statements and notes included in our audited combined financial statements for the year ended December 31, 2021.

All intercompany balances and transactions within the Company have been eliminated in the condensed combined financial statements. As described in Note 16, “Related Parties,” certain transactions between the Company and GE have been included in these condensed combined financial statements.

The condensed combined Statements of Financial Position reflect all of the assets and liabilities of GE that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net income attributable to the Company, and the net effect of transactions with GE and its subsidiaries. Certain financing transactions with GE are non-cash in nature and therefore have not been reflected in the condensed combined Statements of Cash Flows.

GE uses a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way the Company would have financed its operations had it been a separate, stand-alone entity during the periods presented. The centralized cash management arrangements are excluded from the asset and liability balances in the condensed combined Statements of Financial Position. These amounts have instead been included in Net parent investment as a component of equity. GE’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the legal obligor of the debt and the borrowings are not specifically identifiable to the Company.

The condensed combined Statements of Income include expense allocations for certain corporate, infrastructure, and shared services expenses provided by GE on a centralized basis (“GE Corporate Costs”), including, but not limited to finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by GE HealthCare during the periods presented. However, the GE Corporate Costs allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, stand-alone public entity, nor are they indicative of the Company’s future expenses. See Note 16, “Related Parties,” for further information.

ESTIMATES AND ASSUMPTIONS. The preparation of the condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic, and market conditions, which affect the reported amounts and related disclosures in the condensed combined financial statements. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position, and cash flows.

While there has not been a material impact to our accounting estimates as of September 30, 2022 or December 31, 2021, nor on the results for the nine months ended September 30, 2022 and 2021, a number of estimates could be affected by the ongoing Coronavirus Disease 2019 (“COVID-19”) pandemic. The severity, magnitude, and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, and investment securities, incremental credit losses on receivables, a decrease in the realizability of our tax assets, or an increase in our related obligations as of the time of a relevant measurement event.

ACCOUNTING CHANGES. In September 2022, the FASB issued ASU No. 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50). The ASU requires companies to disclose information about supplier finance programs, including key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where the amounts are presented. The new standard does not affect the recognition, measurement, or financial statement presentation of supplier finance obligations. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods, except for rollforward information, which is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact that this guidance will have on our combined financial statements.

NOTE 2.     REVENUE RECOGNITION

CONTRACT AND OTHER DEFERRED ASSETS. Contract assets primarily reflect revenue recognized on contracts in excess of billings based on contractual terms. Contract assets are classified as current or non-current based on the amount of time expected to lapse until the Company’s right to consideration becomes unconditional. Other deferred assets consist of costs to obtain contracts, primarily commissions, and other cost deferrals for shipped products, and deferred service, labor and direct overhead costs.

	September 30, 2022	December 31, 2021
Contract assets	$557	$433
Other deferred assets	345	369

Contract and other deferred assets	902	802
Non-current contract assets(a)	18	19
Non-current other deferred assets(a)	83	77

Total contract and other deferred assets	$1,003	$898

(a)	Non-current contract and other deferred assets are included in All other assets in our condensed combined Statements of Financial Position.

CONTRACT LIABILITIES. Contract liabilities primarily include customer advances and deposits received when orders are placed and billings in advance of completion of performance obligations. Contract liabilities are classified as current or non-current based on the periods over which remaining performance obligations are expected to be satisfied and fulfilled with our customers.

As of September 30, 2022 and December 31, 2021, contract liabilities were approximately $2,352 million and $2,496 million, respectively, of which the non-current portion of $588 million and $632 million, respectively, was included in All other liabilities. Contract liabilities decreased by $144 million in 2022 primarily due to timing of customer advances and deposits and related order fulfillment. Revenue recognized related to the contract liabilities at the beginning of the year was approximately $1,377 million and $1,323 million for the nine months ended September 30, 2022 and 2021, respectively.

REMAINING PERFORMANCE OBLIGATIONS. As of September 30, 2022, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $14,026 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows: 1) product-related remaining performance obligation of $4,721 million of which 98% is expected to be recognized within two years, and the remaining thereafter; and 2) services-related remaining performance obligations of $9,305 million of which 67% and 96% is expected to be recognized within two and five years, respectively, and the remaining thereafter.

NOTE 3.     SEGMENT INFORMATION

Our operating activities are managed through four operating segments: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”). These segments have been identified based on the nature of the products sold and how the Company manages its operations.

The performance of these segments is principally measured based on revenues and an earnings metric defined as Income from continuing operations before income taxes, less Interest and other financial charges – net, Non-operating benefit (income) costs, restructuring costs, acquisition and disposition related charges, gains and losses on business dispositions, Spin-Off and separation costs, amortization of acquisition related intangible assets, and investment revaluation gains and losses (“Segment EBIT”).

The following table disaggregates Total revenues to external customers by segment and product category:

TOTAL REVENUES

Nine months ended September 30	2022	2021
Imaging
Radiology	$6,100	$5,954
Interventional Guidance	1,176	1,042

Total Imaging	7,276	6,996
Total Ultrasound	2,466	2,274
PCS
Monitoring Solutions	1,539	1,588
Life Support Solutions	591	592

Total PCS	2,130	2,180
Total PDx	1,485	1,518
Other(a)	46	28

Total revenues	$13,403	$12,996

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

SEGMENT EBIT

Nine months ended September 30	2022	2021
Segment EBIT
Imaging	$779	$923
Ultrasound	623	607
PCS	211	265
PDx	411	554
Other(a)	(7)	(4)

	2,017	2,345
Restructuring costs	(110)	(127)
Acquisition and disposition related (charges) benefits	20	(3)
Gain (loss) on business dispositions/divestments	1	4
Spin-Off and separation costs	(7)	—
Amortization of acquisition-related intangible assets	(90)	(67)
Investment revaluation gain (loss)	(23)	4
Interest and other financial charges – net	(18)	(34)
Non-operating benefit income (costs)	4	(2)

Income from continuing operations before income taxes	$1,794	$2,120

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HFS business and certain other investments which do not meet the definition of an operating segment.

NOTE 4.     RECEIVABLES

CURRENT RECEIVABLES

	September 30, 2022	December 31, 2021
Current customer receivables(a)	$2,884	$3,028

Non-income based tax receivables	146	163
Other sundry receivables	136	143

Sundry receivables	282	306
Allowance for credit losses	(91)	(107)

Total receivables – net	$3,075	$3,227

(a)

Chargebacks are primarily related to our PDx business and are recorded as a reduction to current customer receivables. Chargebacks are generally settled through issuance of credits, typically within one month of initial recognition. Balances related to chargebacks were $240 million and $129 million as of September 30, 2022 and December 31, 2021, respectively. The increase in chargebacks is primarily due to higher wholesaler product demand.

Sales of customer receivables. Previously, the Company sold customer receivables to our Working Capital Solutions (“WCS”) business. These programs were discontinued in 2021. Separately, the Company from time to time sells current or long-term receivables to third parties in response to customer-sponsored requests or programs, to facilitate sales, or for risk mitigation purposes.

Activity related to customer receivables sold by the Company is as follows:

	2022	2021
Balance at January 1	$15	$1,628
GE HealthCare businesses sales to WCS and third parties(a)	8	5,102
Collections and other activities	(17)	(5,947)
Reclassification from long-term customer receivables	1	7

Balance at September 30	$7	$790

(a)	Sales to WCS are considered related party and were $5,092 million for the nine months ended September 30, 2021. There were no sales to WCS for the nine months ended September 30, 2022.

LONG-TERM RECEIVABLES. Long-term receivables are included in All other assets in our condensed combined Statements of Financial Position.

	September 30, 2022	December 31, 2021
Long-term customer receivables	$82	$83
Other sundry receivables	63	49
Non-income based tax receivables	31	37
Allowance for credit losses	(29)	(31)

Total long-term receivables – net	$147	$138

NOTE 5.    FINANCING RECEIVABLES

	September 30, 2022	December 31, 2021
Loans, net of deferred income	$26	$25
Investment in financing leases, net of deferred income	71	77
Allowance for credit losses	(4)	(3)

Current financing receivables – net(a)	$93	$99

Loans, net of deferred income	39	41
Investment in financing leases, net of deferred income	137	149
Allowance for credit losses	(5)	(4)

Non-current financing receivables – net(a)	$171	$186

(a)

Current financing receivables and non-current financing receivables are included in All other current assets and All other assets, respectively, in our condensed combined Statements of Financial Position.

Total financing receivables classified as held for sale were $1 million and $17 million as of September 30, 2022 and December 31, 2021, respectively. Total financing receivables sold were $28 million and $75 million for the nine months ended September 30, 2022 and 2021, respectively.

As of September 30, 2022, 7%, 7%, and 7% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the vast majority of nonaccrual financing receivables secured by collateral. As of December 31, 2021, 5%, 4%, and 5% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively.

NOTE 6.     LEASES

OPERATING LEASE LIABILITIES. Our combined operating lease liabilities, included in All other current liabilities and All other liabilities in our condensed combined Statements of Financial Position, were $321 million and $366 million, as of September 30, 2022 and December 31, 2021, respectively. Expenses related to our operating lease portfolio, primarily related to our long-term fixed leases, were $143 million and $139 million for the nine months ended September 30, 2022 and 2021, respectively.

NOTE 7.    ACQUISITIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

ACQUISITIONS. During the nine months ended September 30, 2022, we recorded a benefit of $49 million from fair value adjustments related to the remeasurement of contingent consideration liabilities. The benefit is reflected in Selling, general and administrative in the condensed combined Statements of Income.

CHANGES IN GOODWILL BALANCES

	Imaging	Ultrasound	PCS	PDx	Total
Balance at January 1, 2022	$4,433	$3,876	$2,049	$2,534	$12,892
Foreign exchange and other (a)	(44)	(56)	(22)	(3)	(125)

Balance at September 30, 2022	$4,389	$3,820	$2,027	$2,531	$12,767

(a)

Other includes purchase accounting adjustments related to the acquisition of BK Medical, included within the Ultrasound segment, which closed on December 21, 2021. There were no significant changes for the nine months ended September 30, 2022 to the preliminary fair values that were recognized as of December 31, 2021.

We assess the possibility that a reporting unit’s fair value has been reduced below its carrying amount due to the occurrence of events or circumstances between annual impairment testing dates. We did not identify any reporting units that required an interim impairment test since the last annual impairment testing date.

Substantially all other intangible assets are subject to amortization. Intangible assets decreased during the nine months ended September 30, 2022, primarily as a result of amortization, partially offset by additions of capitalized software. Amortization expense was $307 million and $303 million for the nine months ended September 30, 2022 and 2021, respectively.

NOTE 8.     BORROWINGS

BORROWINGS. The Company had total long-term borrowings of $31 million as of both September 30, 2022 and December 31, 2021. The Company had total short-term borrowings of $12 million and $6 million as of September 30, 2022 and December 31, 2021, respectively, of which $5 million and $6 million, respectively, represent the current portion of long-term borrowings. These borrowings consist of bank borrowings and a product financing arrangement.

The bank borrowings pertain to agreements made between the Company and Austrian-based banks that are guaranteed by the Austrian Research Promotion Agency and have maturities ranging from 2022 through 2026. These borrowings are used to fund R&D initiatives of the Company. As of September 30, 2022 and

December 31, 2021, the weighted-average interest rate on long-term bank borrowings was 0.36% and 0.53%, respectively. Interest expense recognized for these arrangements was not significant for the nine months ended September 30, 2022 and 2021. Interest expense is included in Interest and other financial charges – net in the condensed combined Statements of Income.

The non-bank borrowings pertain to a product financing arrangement between the Company and a third-party supplier whereby the supplier agreed to purchase inventory on the Company’s behalf. The Company signed a non-cancellable, non-returnable (“NCNR”) agreement to purchase the inventory from the supplier. The NCNR agreement was assigned to a bank as collateral for the financing that the supplier received from a bank to purchase the supplier’s inventory. The price that the Company paid the supplier for the inventory included the original price from the supplier plus management fees and financing costs. Interest expense recognized for these arrangements was not significant for the nine months ended September 30, 2022 and 2021.

LETTERS OF CREDIT, GUARANTEES AND OTHER COMMITMENTS. As of September 30, 2022 and December 31, 2021, the Company had unused letters of credit, bank guarantees, bid bonds and surety bonds of approximately $678 million and $808 million, respectively, related to certain commercial contracts. Additionally, we have approximately $48 million and $63 million of guarantees as of September 30, 2022 and December 31, 2021, respectively, primarily related to residual value guarantees on equipment sold to third-party finance companies. Our condensed combined Statements of Financial Position reflect a liability of $4 million and $5 million as of September 30, 2022 and December 31, 2021, respectively, related to these guarantees. For credit-related guarantees, we estimate our expected credit losses related to off-balance sheet credit exposure consistent with the method used to estimate the allowance for credit losses on financial assets held at amortized cost.

NOTE 9.     POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS AND RETIREE HEALTH AND LIFE BENEFITS SPONSORED BY GE. Certain employees are covered under various pension and retiree health and life plans sponsored by GE, including principal pension plans, other pension plans, and principal retiree benefit plans. These plans are accounted for as multiemployer plans. We have not recorded any liabilities associated with our participation in these plans in our condensed combined Statements of Financial Position as of September 30, 2022 and December 31, 2021. Expenses associated with our employees’ participation in the U.S. GE principal pension and principal retiree benefit plans, which represent the majority of related expense, were $73 million for both the nine months ended September 30, 2022 and 2021. Expenses associated with our employees’ participation in the U.S. Retirement Savings Plan represent the employer matching contributions for GE HealthCare employees and were $96 million and $92 million for the nine months ended September 30, 2022 and 2021, respectively. Expenses associated with our employees’ participation in GE’s non-U.S. based pension were $13 million and $24 million for the nine months ended September 30, 2022 and 2021, respectively.

In connection with the separation of GE HealthCare from GE, these plans will be separated and GE will transfer certain liabilities and assets of these plans to GE HealthCare.

PENSION PLANS SPONSORED BY GE HEALTHCARE. In addition to these GE-sponsored plans, certain of our employees also are covered by pension plans sponsored by the Company.

Cost of Our Benefits Plans

Nine months ended September 30	2022	2021
Service cost – Operating	$14	$18

Interest cost	13	11
Expected return on plan assets	(21)	(20)
Amortization of net loss	5	12
Amortization of prior service credit	(3)	(3)

Non-operating	$(6)	$—

Net periodic expense	$8	$18

NOTE 10.     INCOME TAXES

Our income tax rate was 23.0% and 19.9% for the nine months ended September 30, 2022 and 2021, respectively. The tax rate for 2022 is higher than the U.S. statutory rate primarily due to the cost of global activities, including the U.S. taxation on international operations and from state taxes. The tax rate for 2021 is lower than the U.S. statutory rate primarily due to the deferred tax benefit recorded related to the enactment of changes in the United Kingdom tax law in Q2 2021, specifically the future increase in the United Kingdom corporate tax rate.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act that includes a new alternative minimum tax based upon financial statement income (book minimum tax), an excise tax on stock buybacks and tax incentives for energy and climate initiatives, among other provisions. The new book minimum tax has the potential to slow but not eliminate the favorable tax impact of our deferred tax assets, resulting in higher cash tax in some years that would generate future tax credits. The impact of the book minimum tax will depend on our facts in each year and anticipated guidance from the U.S. Department of the Treasury.

The Company is currently being audited in a number of jurisdictions for tax years 2004 through 2020, including China, Norway, France, Germany, the United Kingdom, and the U.S.

NOTE 11.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) – NET

	Currency translation adjustment	Benefit Plans	Cash flow hedges	Total AOCI
January 1, 2022	$(969)	$(100)	$32	$(1,037)
AOCI before reclasses – net of taxes of $(6), $(13) and $(11)	(937)	7	54	(876)
Reclasses from AOCI – net of taxes of $-, $- and $4	—	1	(30)	(29)

September 30, 2022	$(1,906)	$(92)	$56	$(1,942)

	Currency translation adjustment	Benefit Plans	Cash flow hedges	Total AOCI
January 1, 2021	$(643)	$(180)	$(16)	$(839)
AOCI before reclasses – net of taxes of $(7), $- and $(11)	(130)	7	33	(90)
Reclasses from AOCI – net of taxes of $-, $(5) and $(2)	—	4	8	12

September 30, 2021	$(773)	$(169)	$25	$(917)

NOTE 12.     DERIVATIVES AND HEDGING

	September 30, 2022			December 31, 2021
	Gross Notional	All other current assets	All other current liabilities	Gross Notional	All other current assets	All other current liabilities
Foreign exchange contracts, accounted for as hedges	$1,565	$119	$62	$2,463	$49	$11
Foreign exchange contracts	2,806	101	89	7,510	29	37
Embedded derivatives	1,097	—	4	789	6	8
Commodity exchange	34	3	3	24	3	—

Derivatives not accounted for as hedges	3,937	104	96	8,323	38	45

Total derivatives	$5,502	$223	$158	$10,786	$87	$56

CASH FLOW HEDGES. Cash flow hedges primarily relate to foreign exchange contracts. Gains recognized in AOCI related to cash flow hedges were $54 million and $33 million for the nine months ended September 30, 2022 and 2021, respectively.

Changes in the fair value of cash flow hedges are recorded in AOCI and recorded in earnings in the period in which the hedged transaction occurs. The total amount in AOCI related to cash flow hedges of forecasted transactions was a $56 million gain at September 30, 2022. We expect to reclassify $61 million of gains to earnings in the next 12 months contemporaneously with the earnings effects of the related forecasted transactions. Net gains (losses) reclassified from AOCI into earnings were $30 million and $(8) million for the nine months ended September 30, 2022 and 2021, respectively. At September 30, 2022, the maximum term of derivative instruments that hedge forecasted transactions was approximately 2 years.

The table below presents the gains (losses) of our derivative financial instruments in the condensed combined Statements of Income:

Nine months ended September 30	2022		2021
	Cost of products	Other (income) expense - net	Cost of products	Other (income) expense - net
Effects of cash flow hedges(a)	$34	$—	$(10)	$—
Effects of fair value hedges(b)	(102)	—	(8)	11
Effects of derivatives not designated as hedges(c)	—	40	—	9

(a)	The effects of cash flow hedges represent the net impact for derivatives maintained in a cash flow hedging relationship.
(b)	The effects of fair value hedges represent the net impact of hedges of monetary assets and liabilities subject to remeasurement.
(c)	The effects of derivatives not designated as hedges represent stand-alone economic hedges.

NOTE 13.     COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

GUARANTEES. The Company has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 8, “Borrowings” for further information. In addition, GE has provided parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects.

PRODUCT WARRANTIES. We provide for estimated product warranty expenses when we sell the related products. Because warranty accruals are estimates that are based on the best available information, mostly historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

2022
Balance at January 1	$161
Current-year provisions	182
Expenditures	(151)
Other changes	(12)

Balance at September 30	$180

As of September 30, 2022 and December 31, 2021, warranty obligations are primarily expected to be incurred in less than 12 months and therefore are classified as a current liability in All other current liabilities.

LEGAL MATTERS. In the normal course of our business, we are involved from time to time in various arbitrations; class actions; commercial, intellectual property, and product liability litigation; government investigations; investigations by competition/antitrust authorities; and other legal, regulatory, or governmental actions, including the significant matter described below that could have a material impact on our results of operations. In many proceedings, including the specific matter described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties, and other factors that may have a material effect on the outcome. For such matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. Service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia (the “District Court”) against a number of pharmaceutical and medical device companies, including GE Healthcare and certain affiliates, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint seeks monetary relief and alleges that the defendants provided funding for an Iraqi terrorist organization through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court granted defendants’ motions to dismiss and dismissed all of the plaintiffs’ claims. In January 2022, a panel of the U.S. Court of Appeals for the District of Columbia Circuit reversed the District Court’s decision. In February 2022, the defendants requested review of the decision by all of the judges on the U.S. Court of Appeals for the District of Columbia Circuit.

NOTE 14.     RESTRUCTURING AND OTHER ACTIVITIES

Restructuring and other activities relate primarily to costs incurred to reduce headcount and consolidate facilities. For segment reporting, restructuring and other activities are not allocated.

As a result of restructuring initiatives, we recorded expenses of $110 million and $127 million for the nine months ended September 30, 2022 and 2021, respectively. These restructuring initiatives are expected to result in additional expenses of approximately $63 million, to be incurred primarily over the next six months, substantially related to employee-related separation costs. Restructuring expenses are included as part of Cost of products, Cost of services, or Selling, general and administrative, as appropriate, in the condensed combined Statements of Income.

Nine months ended September 30	2022	2021
Employee termination costs	$46	$106
Facility and other exit costs	42	15
Asset write-downs	22	6

Total Restructuring and other activities	$110	$127

Liabilities related to restructuring are primarily included in All other current liabilities and totaled $79 million and $58 million as of September 30, 2022 and December 31, 2021, respectively.

NOTE 15.     SUPPLEMENTAL FINANCIAL INFORMATION

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$498	$554
Short-term restricted cash	2	2

Total cash, cash equivalents, and restricted cash as presented on the condensed combined Statements of Financial Position	500	556
Long-term restricted cash (a)	4	5

Total cash, cash equivalents, and restricted cash as presented on the condensed combined Statements of Cash Flows	$504	$561

(a)	Long-term restricted cash is presented in All other assets on the condensed combined Statements of Financial Position.

INVENTORIES

	September 30, 2022	December 31, 2021
Raw materials	$1,110	$900
Work in process	100	104
Finished goods	990	942

Inventories	$2,200	$1,946

Certain inventory items are not included above as they are long-term in nature and therefore have been classified within All other assets in the condensed combined Statements of Financial Position.

PROPERTY, PLANT, AND EQUIPMENT – NET

	September 30, 2022	December 31, 2021
Original cost	$4,523	$4,693
Less accumulated depreciation and amortization	(2,742)	(2,816)

Property, plant, and equipment – net, exclusive of right-of-use operating lease assets	$1,781	$1,877

Right-of-use operating lease assets – net	299	358

Property, plant, and equipment – net	$2,080	$2,235

ALL OTHER CURRENT AND NON-CURRENT ASSETS. All other current assets primarily includes prepaid expenses and deferred costs, financing receivables, and derivative instruments. All other assets primarily includes equity method and other investments, financing receivables, long-term customer and sundry receivables, long-term inventories, and long-term contract and other deferred assets.

ALL OTHER CURRENT AND NON-CURRENT LIABILITIES. All other current liabilities and All other liabilities primarily include liabilities related to employee compensation and benefits, income taxes payable and uncertain tax positions, sales allowances, equipment project, and other commercial liabilities, operating lease liabilities, environmental and asset retirement obligations, and product warranties.

OTHER INCOME (EXPENSE) – NET

Nine months ended September 30	2022	2021
Net interest and investment income (expense)	$(8)	$28
Equity method investment income	12	17
Other items, net(a)	59	43

Total other income (expense) – net	$63	$88

(a)	Other items primarily consists of licensing and royalty income and realized foreign exchange gains and losses related to non-qualifying derivatives.

REDEEMABLE NONCONTROLLING INTERESTS. The Company has noncontrolling interests with redemption features. These redemption features, such as put options, could require the Company to purchase the noncontrolling interests upon the occurrence of certain events, such as a change of control of the Company. All noncontrolling interests with redemption features that are not solely within our control are reported in the condensed combined Statements of Financial Position between liabilities and equity. Redeemable noncontrolling interests are initially recorded at the issuance date fair value. Those that are currently redeemable or probable of becoming redeemable are subsequently adjusted to the greater of current redemption value or initial carrying value. As of September 30, 2022, the Company does not believe it is probable the redemption features related to these noncontrolling interests will be triggered. In particular, a change in control is generally not considered probable until it occurs. As such, these noncontrolling interests have not been remeasured to redemption value. As of September 30, 2022, the triggering event associated with a change of control could result in incremental redemption value of $167 million. The activity attributable to redeemable noncontrolling interests for the nine months ended September 30, 2022 and 2021 is presented below.

	2022	2021
Balances as of January 1	$220	$223
Net income attributable to redeemable noncontrolling interests	24	26
Distributions to and exercise of redeemable noncontrolling interests	(46)	(8)

Balances as of September 30	$198	$241

NOTE 16.     RELATED PARTIES

GE provides the Company with significant corporate, infrastructure and shared services. Some of these services will continue to be provided by GE to the Company on a temporary basis after the separation is completed under transition services agreements. Accordingly, as described in Note 1, “Basis of Presentation,” certain corporate and shared costs have been charged on the basis of direct usage by the Company as follows:

(a)

Employees of the Company participate in pensions and benefit plans that are sponsored by GE. The Company was charged $182 million and $189 million for the nine months ended September 30, 2022 and 2021, respectively. These costs are charged directly to the Company based on the specific employee eligibility for those benefits.

(b)

GE grants various employee benefits to its group employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily include stock options and restricted stock units. Compensation expense associated with this plan was $58 million and $57 million for the nine months ended September 30, 2022 and 2021, respectively, which are included primarily in Selling, general and administrative in the condensed combined Statements of Income. These costs are charged directly to the Company based on the specific employees receiving awards.

Additionally, certain GE Corporate Costs are charged to the Company based on allocation methodologies as follows:

(a)

Centralized services such as public relations, investor relations, treasury and cash management, executive management, security, government relations, community outreach and corporate internal audit services are charged to the Company on a pro rata basis of GE’s estimates of each company’s usage and are recorded in Selling, general and administrative. Costs of $38 million and $42 million for the nine months ended September 30, 2022 and 2021, respectively, were recorded in the condensed combined Statements of Income.

(b)

Costs associated with employee medical insurance totaling $91 million and $101 million for the nine months ended September 30, 2022 and 2021, respectively, were charged to the Company based on employee headcount and are recorded in Cost of product, Cost of services, Selling, general and administrative, or Research and development based on the employee population.

(c)

Information technology, finance, insurance, research, supply chain, human resources, tax, and facilities activities are charged to the Company based on headcount, revenue, or other allocation methodologies. The Company incurred expenses for these services of $343 million and $346 million for the nine months ended September 30, 2022 and 2021, respectively, which are primarily included in Selling, general and administrative and Research and development in the condensed combined Statements of Income.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company during the nine months ended September 30, 2022 and 2021. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

The Company participates in factoring programs, the majority of which were discontinued in 2021. The Company factored U.S. and non-U.S. receivables through WCS on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements.

The Company participates in centralized GE Treasury programs. This arrangement is not reflective of the manner in which the Company would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Long-term intercompany financing, including strategic financing, and centralized cash management arrangements, are used to fund expansion or certain working capital needs. All adjustments relating to certain transactions among the Company, GE and GE entities, which include the transfer of the balance of cash to GE, transfer of the balance of cash held in centralized cash management arrangements to GE, settlement of certain intercompany debt between the Company and GE or GE entities, and pushdown of all costs of doing business that were paid on behalf of the Company by GE or GE entities, are excluded from the asset and liability balances in the condensed combined Statements of Financial Position. These amounts have instead been reported within Net parent investment as a component of equity. As of December 31, 2021 aggregate related party liabilities (net) of $195 million were reclassified to Net parent investment in the condensed combined Statements of Financial Position. Such amounts were not significant as of September 30, 2022.

The Company’s related party revenues were not significant for the nine months ended September 30, 2022 and 2021. The majority of related party revenues were generated from sales made to former GE industrial business units.

NOTE 17.     SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying Statement of Financial Position through November 7, 2022, the date these condensed combined financial statements were available for issuance, for potential recognition or disclosure in the condensed combined financial statements. On November 4, 2022, GE Healthcare Holding LLC, a subsidiary of GE, entered into credit agreements providing for a $2.5 billion unsecured, unsubordinated 5-year revolving credit facility, a $2.0 billion unsecured, unsubordinated 3-year term loan credit facility, and a $1.0 billion unsecured, unsubordinated 364-day revolving credit facility. Funds under the facilities are not available until certain closing conditions have been met, including consummation of the separation from GE. In connection with the separation, GE Healthcare Holding LLC will become a holding corporation for the assets of the Company.

Events Subsequent to Original Issuance of the Condensed Combined Financial Statements

In connection with the reissuance of the condensed combined financial statements, the Company has evaluated unrecognized subsequent events through November 18, 2022, the date these condensed combined financial statements were available for reissuance.

On November 9, 2022, GE Healthcare Holding LLC offered $8.25 billion of unsecured senior notes consisting of the following: $1.0 billion of 5.550% senior notes due 2024, $1.5 billion of 5.600% senior notes due 2025, $1.75 billion of 5.650% senior notes due 2027, $1.25 billion of 5.857% senior notes due 2030, $1.75 billion of 5.905% senior notes due 2032 and $1.0 billion of 6.377% senior notes due 2052 (collectively, the “Notes”). The Notes offering is expected to close on November 22, 2022. In addition, GE Healthcare Holding LLC entered into certain Euro to U.S. Dollar cross currency interest rate swap arrangements with a notional amount of $2.0 billion and maturities ranging from 2024 to 2025.